ANNUAL INFORMATION FORM

FOR THE YEAR ENDED
DECEMBER 31, 2020

Dated:  February 17, 2021

401 Bay Street, Suite 3200
Toronto, ON  M5H 2Y4

List of Charts and Tables

IAMGOLD's Corporate Structure	12
Consolidated Mineral Reserves and Mineral Resources as of December 31, 2020	158

Explanatory Notes:

1. All dollar amounts presented in this Annual Information Form are expressed in U.S. dollars, unless otherwise indicated.

2. Production results are in metric units, unless otherwise indicated.

3. IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words "Company" and "IAMGOLD" are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4. The information in this Annual Information Form is complemented by the Company's Audited Consolidated Annual Financial Statements for the year ended December 31, 2020 and the related management's discussion and analysis.

5. The Company's Annual Financial Statements for the year ended December 31, 2020 and the related management's discussion and analysis, are available on SEDAR at www.sedar.com and the Company's website at www.iamgold.com. Our website and the information contained on our website is not part of or incorporated by reference into this Annual Information Form.

Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Information Form, was prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators ("CSA") that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Annual Information Form is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. U.S. investors are urged to consider closely the disclosure on technical terminology under the heading "Technical Information" in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company's ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserves and mineral resources (including, but not limited to, potential for further increases at the Essakane, Rosebel (including Saramacca) and Westwood mines) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects (including, but not limited to, the Côté Gold Project and the Boto Gold Project) and exploration budgets and targets; construction and production targets and timetables, as well as the anticipated timing of grants of permits and governmental incentives; expected continuity of a favourable gold market; contractual commitments, royalty payments, litigation matters and measures for mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; the integration or expansion of operations, technologies and personnel of acquired operations and properties; and, more generally, continuous access to capital markets; and the Company's global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan", "project", "budget", "forecast", "schedule", "guidance", "outlook", "potential", "seek", "targets", "strategy" or "superior" or the negative of certain of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, seismic events, floods, the inability to achieve designed processing plant throughputs or metallurgical recoveries and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold and other minerals produced; past market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace mineral reserves depleted by production; overestimation/underestimation of mineral reserve and mineral resource calculations; fluctuations in exchange rates of currencies; failure to obtain and renew financing as and when required to fund exploration, development and continuing operations; defaults under the Company's credit facility or senior notes due to a violation of covenants contained therein; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; inherent risks related to the use of derivative instruments (including, but not limited to, for hedging purposes to stabilize input costs) accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and the ability to acquire new properties and recruit and retain skilled and experienced employees; various risks and hazards beyond the Company's control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Company's control; market prices and availability of commodities used by the Company in its operations; adverse affects on business operations due to epidemics, pandemics or other public health crises, including the current outbreak of novel coronavirus ("COVID-19"); lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions, including those that may result from negotiations with collective labour agreements, and other disruptions caused by mining accidents; health risks associated with the mining work force in West Africa, Canada and Suriname; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety at the Company's mining and processing operations and at the locations of its exploration activities; risks normally associated with any conduct of business in foreign countries (including, but not limited to, varying degrees of political and economic risk) which may include the possibility for political unrest, foreign military intervention, acts of war, terrorism, sabotage and civil disturbances; ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Company's properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in West Africa, Canada and Suriname, which may have unknown and negative impacts on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Côté Gold Project, the Saramacca Project and the Boto Gold Project or other projects and potential further expansion activities at the Essakane, Rosebel and Westwood mines; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading "Risk Factors" in this Annual Information Form. Market and commodity price volatility and uncertainty in credit markets stemming, in part, from events in financial and credit markets as well as from geo-political risks around the world, continue to cause volatility and uncertainty to the price of gold. These on-going events could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Mining Terms and Frequently Used Abbreviations

AA: atomic absorption.

AIF: annual information form.

AISC: all-in sustaining cost.

Base Case: base case mine plan.

Bond Ball Mill Work Index: is a measure of the resistance of the material to grinding in a ball mill. It can be used to determine the grinding power required for a given throughput of material under ball mill grinding conditions. It is a locked cycle test conducted in closed circuit with a laboratory screen.

Burkina Faso Mining Law: 2015 Mining Code No.3 036-2015/CNT, dated June 26, 2015 of Burkina Faso.

BXDR: diorite breccia.

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach ("CIL") process: a process used to recover dissolved gold inside a cyanide leach circuit.  Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing dissolved gold in solution as they pass through the circuit.  Loaded carbon is removed from the slurry by screening.  Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.  CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

Carbon-in-pulp ("CIP") process: a process used to recover dissolved gold from a cyanide leach slurry.  Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit.  Loaded carbon is removed from the slurry by screening.  Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

CEAA: Canadian Environmental Assessment Agency.

Cg: graphitic carbon.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

COS: change-of-support.

CRM: Certified Reference Material.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of Mineral Reserves and Mineral Resources in a given deposit.

DCF: discounted cash flow.

DD: diamond drilling or diamond drill.

Depletion: the decrease in quantity of Mineral Reserves in a deposit or property resulting from extraction or production.

DIA: diabase dykes.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

DR: diorite.

EA:  Environmental Assessment.

EDA: exploratory data analysis.

EDA Envelope: the ExtBX unit.

EER: Environmental Effects Review.

EIA:  Environmental Impact Assessment.

EW: electrowinning.

EMS: environmental management system.

ENDM: Ontario Ministry of Energy, Northern Development and Mines.

EPCM: engineering, procurement and construction management.

ESIA: Environmental and Social Impact Assessment.

ESMP: Environmental and Social Management Program.

Ext BX: Extended Breccia.

FA: fire assay.

FA-gravimetric: fire assay with gravimetric finish.

FELs: front-end loaders.

FLT: fault zone.

FS:  Feasibility Study.

FWP: fresh water pond.

g/t Ag: gram of silver per tonne.

g/t Au: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

GMD: Geological and Mining Service of Suriname (Geologisch Mijnbouwkundige Dienst van Suriname).

GRG: gravity recoverable gold.

HDBX: hydrothermal breccia.

HERCO: Hermitian correction.

HPGR: high pressure grinding roll.

HQ: industry standard drilling core size with a diameter of 63.5 mm.

ICP: inductively-coupled plasma.

ILR: intensive leach process.

IRR: internal rate of return.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an EMS.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: a process to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

LG algorithm: Lerchs-Grossmann algorithm.

LHD:  load haul dump.

LIMS: Laboratory Information Management System.

LOM: "Life of Mine".

MARC: maintenance and repair contract.

MELCC: Québec Ministry of Environment and Climatic Changes.

MECP: Ontario Ministry of the Environment, Conservation and Parks.

MLAS: Ontario Mining Land Administration System.

MOECC: Ontario Ministry of the Environment and Climate Change.

MTY: million tonnes per year.

MW: megawatts.

MWp:  megawatt peak power. A measuring unit for the maximum output of a photovoltaic power plant.

Mineral Reserves: Mineral Reserves are divided into two categories; Proven Mineral Reserves and Probable Mineral Reserves, which are more particularly defined herein under "Technical Information".

Mineral Resources: Mineral Resources are divided into three categories; Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources, which are more particularly defined herein under "Technical Information".

MRA: mine rock area.

NCF: net cash flow.

NN: nearest-neighbour.

NQ: industry standard drilling core size with a diameter of 47.6 mm.

NPV: net present value.

OIT: operator interference terminal.

Ounce: refers to one troy ounce, which is equal to 31.1035 grams.

OVB: overburden.

PAL: pulverize and leach.

PEA:  Preliminary Economic Assessment.

PFS: Pre-Feasibility Study.

PLC: programmable logic controller.

PQ: industry standard drilling core size with a diameter of 85.0 mm.

QA/QC: quality-assurance/quality control.

Qualified person (or "QP"): an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101.

RAB: rotary air blast.

RC: reversed circulation (drilling).

Recovery: the proportion of valuable material obtained during mining or processing.  Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration or Reclamation: operation consisting of restoring or rehabilitating a mining site to a satisfactory and stable environmental condition following the cessation of mining and processing activities.

ROE: Right of Exploration for Minerals.

RPA: Roscoe Postle Associates Inc.

RQD: rock quality designation.

SAG: semi-autogenous grinding.

SCADA: supervisory control and data acquisition.

SMC: SAG mill comminution.

SG: specific gravity.

SRM: standard reference materials.

SSAG: single stage semi-autogenous mill.

SSP: Sadiola Sulphide Project

Stripping: in mining, the process of removing overburden or waste rock to expose ore.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond or Tailings Storage Facility (or, "TSF"): a containment area used to deposit tailings from milling.

TMF: tailings management facility.

TON: tonalite.

Tonne:  by common convention refers to one Metric ton, equivalent to 1,000 kilograms.

TSM:  Towards Sustainable Mining.

Financial Terms

2016 Credit Facility:  means the refinanced, secured revolving Credit Facility of $250 million with $100 million of committed and $150 million of uncommitted capital. The facility was entered into by the Company and a syndicate of financial institutions led by the National Bank of Canada and Deutsche Bank on February 1, 2016.

2017 Credit Facility:  means the amended, 2016 Credit Facility.  The amending agreement included, amongst other things, an increase in committed credit under the 2016 Credit Facility to an amount equal to $250 million, extending the maturity date to March 31, 2022 and maintaining the $100 million "accordion" feature. The 2017 Credit Facility was entered into by the Company and a syndicate of financial institutions led by the National Bank of Canada and Deutsche Bank on December 14, 2017. The Company subsequently amended the 2017 Credit Facility by way of a first amending agreement between the Company, a syndicate of lenders, and National Bank of Canada as agent of the syndicate of lenders on November 15, 2018. The amending agreement increased the amount of credit under the 2017 Credit Facility to an amount equal to $500 million, extended the maturity date to January 31, 2023, maintained the $100 million "accordion" feature, increased lease financing capacity to $250 million, provide for a gold pre-pay arrangement for no more than 225,000 ounces of gold, eliminated the tangible net worth financial covenant, and revised certain covenants of the Company and its subsidiaries. The Company subsequently amended the 2017 Credit Facility by way of a second amending agreement between the Company, a syndicate of lenders, and National Bank of Canada as agent of the syndicate of lenders on February 25, 2020. The amending agreement extended $447 million in commitments to a maturity date to January 31, 2024. The Company subsequently amended the 2017 Credit Facility by way of a third amending agreement between the Company, a syndicate of lenders, and National Bank of Canada as agent of the syndicate of lenders on September 4, 2020. The amending agreement modified certain terms and conditions that related to the Company's 2028 Senior Notes issuance.  The Company subsequently amended the 2017 Credit Facility by way of a fourth amending agreement between the Company, a syndicate of lenders and National Bank of Canada as agent of the syndicate of lenders on September 30, 2020. The amending agreement included the addition of the Bank of Nova Scotia to the syndicate and an increase in commitment amounts to $472 million. The Company subsequently amended the 2017 Credit Facility by way of a fifth amending agreement between the Company, a syndicate of lenders, and National Bank of Canada as agent of the syndicate of lenders on February 12, 2021. The amending agreement included the extension of $490 million in commitments to a maturity date to January 31, 2025.

2017 Senior Notes: means the senior notes bearing interest at a rate of seven per cent per annum which were to mature on April 15, 2025 and which were issued by the Company on March 16, 2017 in an aggregate principal amount of $400 million. The 2017 Senior Notes were purchased or redeemed in full and the indenture governing the 2017 Senior Notes was satisfied and discharged on September 29, 2020.

2028 Senior Notes: means the senior notes bearing interest at a rate of 5.750 per cent per annum which mature on October 15, 2028 and which were issued by the Company on September 23, 2020 in an aggregate principal amount of $450 million.

Common Shares: means common shares in the capital of the Company.

CSA: the Canadian Securities Administrators.

First Preference Shares: means first preference shares in the capital of the Company.

Gold Pre-Pay Arrangement: means a forward gold sale arrangement with financial institutions whereby the Company will receive a pre-payment of US $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022. A floor price of US $1,300 per ounce and a cap price of US $1,500 per ounce were set. This arrangement was supported by a syndicate of banks including Citibank N.A. and National Bank of Canada.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a transaction that matures in the future, made to protect the price of a commodity as revenue or cost, protect the foreign exchange rate and secure cash flows.

IFRS: International Financial Reporting Standards.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

NSR: net smelter returns.

NYSE: the New York Stock Exchange.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production.

SEC:  the United States Securities and Exchange Commission.

Second Preference Shares: means second preference shares in the capital of the Company.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

VAT: value added tax

Volatility: propensity for variability.  A market or share is volatile when it records rapid variations.

Technical Information

Canadian Standards for Mineral Resources and Mineral Reserves (CIM Definition Standards for Mineral Resources & Mineral Reserves, May 10th, 2014)

Unless otherwise indicated, in this Annual Information Form ("AIF"), the following terms have the meanings set forth below.  Reference is made to the "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates" at the beginning of this AIF.

Mineral Reserves

Mineral Reserves are sub-divided in order of decreasing geological confidence into Proven Mineral Reserves and Probable Mineral Reserves. A Proven Mineral Reserve has a higher level of confidence than a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Mineral Resources

Mineral Resources are sub-divided, in order of decreasing geological confidence, into measured, indicated and inferred categories. A Measured Mineral Resource has a higher level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Metallurgical Recovery, Mining Dilution, Mining Losses and Cut-off Grade

In calculating Mineral Reserves, cut-off grades are established using the Company's long-term metal or mineral prices, foreign exchange assumptions, metallurgical recovery, mining dilution, mining losses and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

Item I Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name "IAMGOLD International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990.  By articles of amendment effective June 23, 1995, the outstanding common shares of the Company ("Common Shares") were consolidated on a one for 4.45 basis.  By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of First Preference Shares, issuable in series, and an unlimited number of Second Preference Shares, issuable in series, and the "private company" restrictions were deleted.  By articles of amendment effective June 27, 1997, the name of the Company was changed to "IAMGOLD Corporation".  By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.).  By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation. Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited and effective November 8, 2006, the Company acquired Cambior Inc. ("Cambior") by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc. ("IMG-QC"), with Cambior pursuant to the terms of a court-sanctioned arrangement ("Cambior Arrangement").  By articles of amalgamation effective January 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD Burkina Faso Inc.  By articles of amalgamation effective March 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IMG-QC. Further to a plan of arrangement, the Company completed the acquisition, through a wholly-owned subsidiary, of Trelawney Mining and Exploration Inc. ("Trelawney") on June 21, 2012. By articles of amalgamation effective June 1, 2016, the Company amalgamated with its then wholly-owned subsidiaries, 2324010 Ontario Inc., Trelawney and Trelawney Augen Acquisition Corp ("TAAC").

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company's telephone number is (416) 360-4710 and its website address is www.iamgold.com.

Item II General Development of the Business

1. Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, Mineral Resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration and development properties.

The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

IAMGOLD's Corporate Structure

On January 24, 2018, the Company announced that it had signed an agreement with the Government of Suriname whereby it has been granted the exploration rights to the Brokolonko property. The property is located approximately 30 kilometres from the Rosebel mill just northwest of the previously acquired Saramacca property and the Sarafina property optioned to the Company. The Company had not acquired Brokolonko from a third party, but has instead secured the rights to exploration directly from the Government of Suriname.

On February 12, 2018, the Company announced its 2017 year-end Mineral Reserve and Mineral Resource statement.

On February 12, 2018, the Company announced the positive results from a PFS for the Boto Gold Project. The results, which outline an economically viable project, justified the commencement of a FS to further optimize the Boto Gold Project development design and improve project economics. On February 21, 2018, the Company filed a NI 43-101 Technical Report on the PFS for the Boto Gold Project. On October 22, 2018, the Company announced positive results from a FS for the Boto Gold Project.

On February 28, 2018, the Company reported further high-grade intersections from infill and expansion drilling at the Saramacca Project.

On March 14, 2018, the Company announced that it had filed a preliminary short form base shelf prospectus with the securities regulators in each province and territory in Canada (except Québec), and a corresponding registration statement with the United States Securities and Exchange Commission. On April 3, 2018, the Company announced that it had obtained receipt for the final short form base shelf prospectus (the "Base Shelf Prospectus"). The Base Shelf Prospectus allows the Company to make offerings of Common Shares, First Preference Shares, Second Preference Shares, debt securities, warrants, subscription receipts or any combination thereof of up to US $1 billion during the 25 months following the date of the final receipt in the United States and Canada, except for the Province of Québec, in order to fund on-going operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, fund potential future acquisitions and for general corporate purposes.

On March 21, 2018, the Company provided an update on its holding in Tolima Gold Inc., and announced that on November 1, 2017 it sold 3,456,000 common shares of Tolima Gold Inc. at a price of $0.005 per share for total cash consideration of $17,280. As a result of this disposition, the Company's holdings decreased to less than 10 per cent of the issued and outstanding common shares of Tolima Gold Inc.

On March 28, 2018, the Company reported the initial Mineral Resource estimate for the Monster Lake project in Québec, Canada. On May 10, 2018, the Company filed a NI 43-101 Technical Report on the initial Mineral Resource estimate for the Monster Lake project. An amended report (with no technical changes) was filed on May 18, 2018. On June 14, 2018, the Company announced assay results from the 2018 winter drilling program completed at the Monster Lake project.

On April 3, 2018, the Company reported the Inferred Mineral Resource estimate for the Eastern Borosi project in Nicaragua. On May 14, 2018, the Company filed a NI 43-101 Technical Report for the new Inferred Mineral Resource estimate for the Eastern Borosi project.

On April 25, 2018, the Company announced that it has joined partners including Agnico Eagle Mines Ltd., Wheaton Precious Metals Corp., Goldcorp Inc. and Sprott Inc., in a strategic private placement with Tradewind Markets, Inc., a financial technology company that uses blockchain to increase the speed of and streamline digital gold trading.

On June 5, 2018, the Company announced a 39 per cent increase in Mineral Reserves at the Essakane mine based on a heap launch PFS and higher grade intercepts, increasing estimated future average annual production to 480,000 ounces. On July 19, 2018, the Company filed the Essakane Report (defined below).

On September 11, 2018, the Company announced first assay results from the ongoing 2018 drilling program completed at its Nelligan joint venture project in Québec. On November 15, the Company provided a further update from its 2018 drilling program completed at its Nelligan joint venture project.

On September 23, 2018, the Company announced an updated Mineral Resource and Mineral Reserve estimate for the Rosebel mine, which includes a Mineral Reserve from the Saramacca Project, located approximately 25 kilometres from the Rosebel mill.

On October 18, 2018, the Company provided results from the 2018 drilling program at the Diakha deposit on its wholly owned Siribaya Project in Western Mali.

On November 1, 2018, the Company announced positive results from a feasibility study for the Côté Gold Project. On November 26, 2018, the Company filed the Côté Gold Report (defined below).

On November 5, 2018, the Company filed a NI 43-101 Technical Report supporting the Mineral Reserve and Mineral Resource update for the Rosebel mine.

On November 8, 2018, the Company provided an update from its ongoing 2018 exploration drilling program along the Saramacca - Brokolonko trend, located 25 kilometres southwest of the Rosebel mine.

On November 13, 2018, the Company announced that a number of unionized employees commenced a work stoppage at the Rosebel mine. On November 15, 2018, the Company announced that the work stoppage had ended and that normal operations at the Rosebel mine would resume.

On November 15, 2018, the Company announced that it had amended its 2017 Credit Facility with a first amending agreement dated November 15, 2018, which increased the credit under the 2017 Credit Facility to $500 million from $250 million, with an option to increase commitments by $100 million and extended the term to January 31, 2023.

On December 12, 2018, the Company announces an initial Mineral Resource estimate for the Gossey satellite deposit located approximately 15 kilometres northwest of the Essakane mine.

On January 10, 2019, the Company providing a further update from its 2018 drilling program completed at its Nelligan joint venture project. The Company reported assay results from the remaining nine diamond drilling ("DD") holes totaling 4,487 metres completed as part of the 2018 drilling program.

On January 15, 2019, the Company announced that it had entered into a forward gold sale arrangement with financial institutions whereby the Company will receive a prepayment amount of $170 million in exchange for delivering 150,000 ounces of gold in 2022.

On January 21, 2019, the Company filed a NI 43-101 Technical Report supporting its initial Mineral Resource estimate for the Gossey satellite deposit.

On January 28, 2019, the Company announced that it had deferred a decision to proceed with the construction of the Côté Gold Project as the Company has decided to wait for improved, and sustainable, market conditions in order to proceed with the construction.

On January 30, 2019, the Company announced an updated Mineral Resource estimate on the Diakha - Siribaya project, located in Mali.

On February 14, 2019, the Company together with AngloGold Ashanti Limited, entered into an agreement with the Government of Mali for the sale of the joint venture partners' combined 80 per cent indirect interest in the Yatela mine for $1. The sale is subject to the fulfillment of certain conditions and a one-time payment of estimated rehabilitation, closure and social program costs.

On February 19, 2019, the Company filed a NI 43-101 Technical Report supporting its updated Mineral Resource estimate on the Diakha - Siribaya project, located in Mali.

On February 19, 2019, the Company announced its 2018 year-end Mineral Reserve and Mineral Resource statement.

On March 19, 2019, the Company announced that the workforce at its Westwood Gold mine is being reduced by 32 per cent.  The decision results from both planned reductions due to the stage of mine development as well as realignment reductions due to the previously disclosed production guidance. The workforce reduction is intended as a stabilizing cost control measure.

On March 26, 2019, the Company announced results from the ongoing exploration drilling program on the Côté Gold Project of which has led to the discovery of intrusive-hosted mineralization referred to as the Gosselin Zone.  In addition, the Company also reported assay results from a drill core re-logging and sampling program of historical drill holes located along a potential south-west extension of this discovery, referred to as the Young-Shannon Zone.

On May 7, 2019, the Company held its annual meeting of shareholders in which all the directors listed as nominees in the management information circular dated March 26, 2019 were elected to the board of directors of the Company.

On May 23, 2019, the Company announced initial results from its 2019 winter DD program completed at the Rouyn project optioned from Yorbeau Resources Inc. ("Yorbeau").  The Company reported assay results from 10 DD holes, totalling 2,257 metres. Further results were pending from the remaining 38 holes and will be reported once received, validated and compiled.

On May 30, 2019, the Company announced initial results from its 2019 DD program completed at its Nelligan joint Venture project with Vanstar Mining Resources Inc. ("Vanstar").  The Company reported assay results for 22 DD drill holes totalling 6,970 metres completed as part of the 2019 drill program. Results are pending from 28 drill holes and will be reported once received, validated and compiled.

On June 12, 2019, the Company announced additional results from its 2019 winter DD drilling program completed at the Rouyn project with Yorbeau.  The Company reported assay results from an additional 21 DD holes totalling 6,181 metres.  Results are pending from the remaining 17 drill holes which will be reported once received, validated and compiled.

On July 23, 2019, the Company announced assay results from the 2019 winter drilling program completed at its Monster Lake joint venture project with TomaGold.  The Company reported assay results from 16 drill holes totalling 5,270 metres completed as part of the 2019 exploration program.

On July 30, 2019, the Company announced assay results from its 2019 DD program at the previously announced Gosselin Zone.  During the 2019 drilling program, 14 NQ-sized DD holes were completed for a total of 4,848 metres drilled. Thirteen holes were completed from platforms established on the lake ice of Three Ducks Lake and one hole was land-based, drilled from a peninsula extending into the west central part of Three Ducks Lake. One hole was abandoned and re-collared due to drill hole deviation.

On July 13, 2019, the Company provided the remaining assay results from its 2019 DD program completed on the Lac Gamble Zone at the Rouyn project optioned from Yorbeau. The Company reported assay results from the remaining 17 DD holes, totaling 4,946 metres.  Three drill holes were abandoned due to excessive deviation and re-collared.

On August 1, 2019, the Company, reported an incident involving local police and unauthorized artisanal miners within the Rosebel concession which resulted in the death of an unauthorized miner. Rosebel's Emergency Response Team was immediately activated and the appropriate government authorities notified. An investigation into the incident, which also resulted in some equipment damage, has been initiated. To ensure the security of workers, the Company temporarily suspended mining activities while the mill continues to operate. On August 26, the Company announced that in coordination with the Government of Suriname and local stakeholders, mining restarted in the northern pits of the Rosebel mine with work also resuming on the Saramacca road construction and on September 23, 2019, the Company announced that mining in the southern pits of Mayo and Royal Hill at the Rosebel mine also resumed with a full ramp out expected in approximately 30 days and mine development activities at Saramacca had also resumed. On October 3, 2019, the Company confirmed ramp-up of mining operations at the southern pits of Mayo and Royal Hill at the Rosebel mine.

On August 7, 2019, the Company announced results from an exploration drilling program completed on the Saramacca Project. The Company reported assay results from fifteen DD holes totaling 9,843 metres completed to test the main fault corridor as part of its 2018-2019 exploration drilling program to evaluate the underground resource potential of the Saramacca deposit. The Company also highlighted assay results from seven DD holes totaling 2,233 metres which were completed as part of previous drilling campaigns to support various technical studies related to the Saramacca development and twelve DD and RC drill holes totaling 2,061 metres which intersected near surface mineralization on a secondary mineralized corridor to the northwest along strike of the Saramacca deposit of which this area is being considered as a potential location for a portal for underground access.

On August 13, 2019, the Company announced the remaining assay results from its 2019 delineation DD program completed at its Nelligan project. The Company reported assay results from the remaining 28 DD drill holes totaling 10,558 metres completed.

On October 3, 2019, the Company announced assay results on its wholly owned Karita project in North-Eastern Guinea. The Company reported assay results from 16 RC drill holes totaling 1,839 metres completed as part of its 2019 exploration program.

On October 22, 2019, the Company announced the initial Mineral Resource estimate on its Nelligan project. The estimate was completed in accordance with CIM definition standards.

On October 28, 2019, the Company entered into a subscription agreement with INV Metals Inc. ("INV Metals"), in connection to a private placement, pursuant to which the Company indirectly, through a wholly owned subsidiary, acquired 13,889,880 common shares of INV Metals, from treasury, at a price of C$0.40 per INV Metals share, for gross proceeds of C$5,555,952.

On October 31, 2019, the Company announced that delivery of the first ore from the Saramacca open pit was made to the mill at its Rosebel mine.

On November 6, 2019, the Company announced positive results from its FS for the Carbon-in-Leach and Heap Leach Project at its Essakane operations.  The results support an increase in current hard rock carbon-in-leach ("CIL") plan capacity and outlines an economically viable Heap Leach facility at the end of CIL operations.

On December 4, 2019, the Company filed a National Instrument 43-101 Technical Report supporting its initial Mineral Resource estimate for the Nelligan project.

On December 11, 2019, the Company exercised its option to increase its undivided interest in the Nelligan project by a further 24 per cent to now hold an aggregate undivided interest of 75 per cent in the property.

On December 12, 2019, the Company provided updated production guidance for its underground Westwood Gold Mine.

On December 23, 2019, the Company announced that together with the Company's joint venture partner, AngloGold Ashanti Limited ("AGA"), has entered into an agreement ("Agreement") to sell its collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS") to Allied Gold Corp ("Allied Gold"). The Company and AGA each hold a 41 per cent interest in SEMOS with the remaining 18 per cent interest held by the Government of Mali.  Under the terms of the Agreement, the Company and AGA will sell their collective interests in SEMOS to Allied Gold Corp for a cash consideration of US$105 million payable as follows: (i) $50 million ($25 million each to the Company and AGA) upon fulfilment or waiver of all conditions precedent and closing of the transaction ("Closing"); (ii) up to a further $5 million ($2.5 million each to the Company and AGA), payable eight days after the Closing, to the extent that the cash balance of SEMOS at Closing is greater than the agreed amount; (iii) $25 million ($12.5 million to each of the Company and AGA) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("SSP"); and (iv) $25 million ($12.5 million each to the Company and AGA) upon production of a further 250,000 ounces from the SSP.

On January 13, 2020, the Company announced that the Government of the Republic of Senegal has approved the mining permit application for the Boto Gold Project for an initial period of 20 years, principally under the provisions of Senegal's 2003 mining code. The receipt of the mining permit positions the project for a development decision and eventual production.

On January 16, 2020, the Company announced that CEO, Stephen J.J. Letwin, has announced his intention to retire following a successful decade at the helm of the Company.  It was also announced that P. Gordon Stothart, President and COO, will succeed Mr. Letwin in the role of President and Chief Executive Officer and will join the board of directors of the Company, effective March 1, 2020.

On January 16, 2020, the Company announced preliminary operating results for 2019, as well as guidance for 2020 and 2021.

On February 5, 2020, the Company announced an updated Mineral Resource estimate and filed a supporting NI 43-101 Technical Report for its 100 per cent owned Pitangui project, located approximately 110 kilometres northwest of the city of Belo Horizonte, in Minas Gerais State, Brazil.

On February 12, 2020, the Company announced the filing of a NI 43-101 Technical Report on the Carbon-in-Leach and Heap Leach Project Feasibility Study for the Essakane mine in Burkina Faso, West Africa.

On February 14, 2020, the Company announced the filing of a NI 43-101 Technical Report on the Optimization Study for the Boto Gold Project, Senegal, West Africa.

On February 18, 2020, the Company announced its 2019 year-end Mineral Reserve and Resource statement.

On March 14, 2020, the Company closed its Toronto office for one week following an employee's receipt of a positive test result for COVID-19.

On March 23,, 2020, the Company announced the following response to the Québec and Ontario provincial directives intended to help reduce the transmission of COVID-19:

(a) the Company would close its Toronto office effective March 24, 2020 at midnight for at least two weeks, following a directive by the Government of Ontario on March 23, 2020 that all non-essential businesses must close effective midnight March 24, 2020 and remain closed for at least two weeks;

(b) the Company would close its Longueuil office per the Québec directive on March 23, 2020 stating that that all non-essential businesses must close effective one minute after midnight March 25 and remain closed until April 13, 2020;

(c) the Company would place the Westwood Gold Mine on care and maintenance within the provincial directive timeframe. Minimal staff would be in place during this period, and would follow strict hygiene and screening protocols, in addition to social distancing;

(d) activities at the Côté Gold Project in Ontario would not be impacted by the Ontario directive as mining, exploration and development have been deemed "essential" activities in the province; and

(e) the Company's Essakane mine in Burkina Faso and Rosebel mine in Suriname would continue to operate. Both sites would move into self-confinement the week of March 23, 2020, in order to better protect our employees and communities, and support the continuity of these operations.

On April 14, 2020, the Company announced it would re-commence operations at Westwood, following the April 13, 2020 confirmation from the Québec government that mining is an essential business activity. The Westwood mine was placed on care and maintenance on March 25, 2020.

On April 24, 2020, the Company announced that its subsidiary Rosebel Gold Mines ("RGM") signed an Unincorporated Joint Venture Agreement ("UJV") with Staatsolie Maatschappij Suriname NV, relating to the concession areas within the UJV's area of interest (which included Saramacca). The UJV excluded the existing Gross Rosebel mining concession, which is 95 per cent owned by RGM and 5 per cent owned by the Republic of Suriname. Staatsolie, Suriname's state-owned oil company, also holds a 25 per cent interest in Newmont Suriname as a limited partner.

On May 6, 2020, the Company filed a preliminary short form base shelf prospectus with the securities regulators in each province and territory of Canada. This filing replaced the previous shelf, which expired on May 3, 2020.

On May 13, 2020, the Company announced assay results from DD programs on the Astoria area and on the Lac Gamble Zone at the Rouyn Gold Project optioned from Yorbeau. The Company reported results from eighteen DD holes, totaling 6,585 metres drilled on the Astoria area, located approximately two kilometres east of the Lac Gamble Zone, and from twenty DD holes completed on Lac Gamble Zone, totaling 6,298 metres.

On May 15, 2020, the Company filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada. A corresponding registration statement was filed with the United States Securities and Exchange Commission. This filing replaced the previous shelf, which expired on May 3, 2020. These filings authorized the Company to make offerings of common shares, first preference shares, second preference shares, debt securities, warrants, subscription receipts or any combination thereof of up to US$1 billion in the United States and Canada.

On May 29, 2020, the Company held its annual meeting of shareholders in which all the directors listed as nominees in the management's information circular dated April 8, 2020 were elected to the board of directors of the Company.

On June 16, 2020, the Company announced that seven personnel at its Rosebel Gold Mine operation in Suriname ("Rosebel") were diagnosed with COVID-19. The individuals were quarantined and received medical care as appropriate. The Rosebel union resisted to one of these preventative measures, which reduced social distancing by reducing the number of people sharing accommodations, and used this as the basis for a work stoppage. Due to union resistance, the Company suspended operations until the appropriate controls were in place to protect the safety of all employees.

On June 18, 2020, the Compnay announced initial assay results from its 2020 exploration DD program at its Nelligan joint venture project. The Company reported results from six (6) DD holes totaling 3,717 metres completed as part of the 2020 drilling program. Assays are pending from a further three (3) completed drill holes totaling 1,278 metres.

On June 29, 2020, the Company announces the approval for its application under Section 36 of the Fisheries Act (Canada) for the Côté Gold Project, a key milestone in attaining permits relating to impacts on fish habitats and tailings management.

On July 21, 2020, the Company, together with its joint venture partner, Sumitomo Metal Mining Co., Ltd ("SMM") announced its decision to proceed with the construction of the Côté Gold Project. The planned start date was in the third quarter of 2020, with an anticipated construction schedule of 32 months.

On July 24, 2020, the Company announced that it restarted operations at Rosebel Gold Mine in Suriname following confirmation and advice from the medical experts of the COVID-19 Outbreak Management Team of Suriname that it was safe to restart such activities.

On August 5, 2020, the Company announced the filing of a NI 43-101 Technical Report on the FS for the Westwood Gold Mine in Québec, Canada, with an effective date of April 30, 2020.

On August 11, 2020, the Company announced remaining assay results from its 2020 exploration DD program at its Nelligan joint venture project. The Company reported assay results from the remaining three (3) DD holes totaling 1,278 metres.

On August 13, 2020, the Company announced assay results from the 2020 drilling program completed at its Monster Lake joint venture project. The Company reported the final assay results from 6 drill holes, totaling 2,991 metres.

On August 20, 2020, the Company announced remaining assay results from its 2020 exploration DD program. The Company is reporting assay results from the remaining twelve (12) DD holes, totaling 4,062 metres completed as part of the winter 2020 drilling program.

On September 8, 2020, the Company announced the commencement of an offering of the 2028 Senior Notes for an aggregate prinicipal amount of $450 million aggregate. The principal was used to purchase or redeem the outstanding 2017 Senior Notes in their entirey, with the remainder for general corporate purposes.

On September 8, 2020, the Company announced the commencement of a tender offer to purchase for cash from each registered holder of any and all of the Company's outstanding 2017 Senior Notes.

On September 9, 2020, the Company announced the pricing of its private offering of the 2028 Senior Notes. The 2028 Senior Notes bear interest at 5.75 per cent per annum and were issued at a price of 100 per cent of their face amount, providing the Company with gross proceeds of $450 million.

On September 11, 2020, the Company, together with joint venture partner SMM, conducted and announced the official ground-breaking for the Côté Gold Project.

On September 22, 2020, the Company announced the early tender results of its previously announced tender offer to purchase the Company's outstanding 2017 Senior Notes. As of 5:00 p.m., New York City time, on September 21, 2020, $152,887,000 aggregate principal amount, or approximately 38.22 per cent of outstanding notes, were validly tendered.

On September 23, 2020, the Company announced that it completed its private offering of the 2028 Senior Notes.

On October 8, 2020, the Company announced that all of its outstanding 2017 Senior Notes were redeemed. The redemption was funded on September 29, 2020 with net proceeds from the Company's recently issued 2028 Senior Notes. The indenture governing the 2017 Senior Notes was satisfied and discharged on September 29, 2020.

On November 2, 2020, the Company announced that a seismic event had occurred at its Westwood underground mine in Canada. The event occurred on the afternoon of Friday October 30, 2020. All employees were safely brought above ground. The appropriate government authorities were notified and the cause of the seismic event is being investigated.

On November 23, 2020, the Company announced that it is temporarily reducing the underground workforce at its Westwood mine in Canada, which remained suspended following the seismic event reported earlier in November. The temporary reduction affected approximately 437 workers, or approximately 70 per cent of the underground workforce. As reported on November 2, 2020, the cause of the seismic event is under investigation while a business recovery plan for Westwood is assessed. The Westwood mill restarted on November 4, 2020, processing stockpile and Grand Duc open pit ore.

On December 1, 2020, the Company announced remaining assay results from its 2020 exploration DD program at its Nelligan joint venture project. The Company reported assay results from the final seven (7) DD holes totaling 2,602 metres.

On December 14, 2020, the Company announced the appointment of Anne Marie Toutant and Deborah Starkman as independent non-executive directors of the Company's board of directors. The new appointments were effective immediately.

On December 30, 2020, the Company, together with joint venture partner, AGA, completed the previously announced sale of their collective interests in SEMOS to Allied Gold. SEMOS' principal asset is the Sadiola Gold Mine, located in the Kayes region of Western Mali.

On January 4, 2021, the Company announced that it adopted new governance guidelines with respect to board renewal to reflect evolving governance best practices. The guidelines provide that the average board tenure should not exceed ten years, no director should chair a standing committee of the board for more than ten years and no director should be the chair of the board for more than ten years. The new guidelines were implemented immediately.

On January 4, 2021, the Company announced that Mr. John Caldwell has voluntarily decided to step down from the Board, effective immediately, and that Mr. Mahendra Naik has decided not to stand for re-election at the upcoming meeting of shareholders.

On January 19, 2021, the Company announced its preliminary operating results for the fourth quarter and year-end 2020, as well as guidance for 2021.

On January 21, 2021, the Company announced assay results from its delineation DD program at the Gosselin Zone discovery, located approximately 1.5 kilometres northeast of the Côté Gold Project. The Gosselin delineation drilling program is being undertaken as part of the Côté Gold Joint Venture Project, a 70:30 joint venture between the Company and SMM.  The Côté Gold Project, located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada, is currently under construction with first gold production anticipated in the second half of 2023.

On January 29, 2021, the Company announced that it entered into a subscription agreement with INV Metals Inc. pursuant to which the Company, indirectly, through a wholly-owned subsidiary, acquired 4,848,287 common shares of INV Metals Inc., from treasury, at a price of C$0.45 per common share, for gross proceeds totalling C$2,181,729. The Company acquired the common shares pursuant to the Private Placement for investment purposes.

2. Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Controls Relating to Corporate Structure Risk

IAMGOLD has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries.  These systems are overseen by the Company's board of directors, and implemented by the Company's senior management.  The relevant features of these systems include:

(a) IAMGOLD's Control Over Subsidiaries.  IAMGOLD's corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over the operations of its subsidiaries.  A substantial number of IAMGOLD's subsidiaries are either wholly-owned or controlled to a large extent by the Company.  Accordingly, the Company directly controls the appointments of either all of the directors or such number of directors reflecting the Company's proportional ownership interest of its subsidiaries.  The directors of IAMGOLD's subsidiaries are ultimately accountable to IAMGOLD as the shareholder appointing him or her, and IAMGOLD's board of directors and senior management.  As well, the annual budget, capital investment and exploration program in respect of the Company's mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of IAMGOLD or employees of the subsidiaries.  In accordance with the Company's internal policies, all subsidiaries must notify the Company's corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries' foreign bank accounts.  Monetary limits are established internally by the Company as well as with the respective banking institution.  Annually, authorizations over bank accounts are reviewed and revised as necessary.  Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

(b) Strategic Direction.  IAMGOLD's board of directors is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company.  More specifically, the board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

(c) Internal Control Over Financial Reporting.  The Company prepares its consolidated financial statements and Management Discussion & Analysis ("MD&A") on a quarterly and annual basis, using IFRS as issued by the International Accounting Standards Board, which require financial information and disclosures from its subsidiaries.  The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and relevant securities laws.  These internal controls include the following:

(i) The Company has established a quarterly reporting package relating to its subsidiaries that standardizes the information required from the subsidiaries in order to complete the consolidated financial statements and MD&A.  Management of the Company has direct access to relevant financial management of its subsidiaries in order to verify and clarify all information required.

(ii) All public documents and statements relating to the Company and its subsidiaries containing material information (including financial information) are reviewed by senior management, particularly, a Disclosure Committee, including the Chief Executive Officer, the Chief Financial Officer and internal legal counsel before such material information is disclosed, to make sure that all material information has been considered by management of the Company and properly disclosed.

(iii) As more fully described in paragraph (e), the Company's Audit and Finance Committee obtains confirmation from the Chief Executive Officer and Chief Financial Officer as to the matters addressed in the quarterly and annual certifications required under National Instrument 52-109 - Certification of Disclosure in the Company's Annual and Interim Filings ("NI 52-109").

(iv) The Company's Audit and Finance Committee reviews and approves the Company's quarterly and annual financial statements and MD&A and recommends to the Company's board of directors for the board's approval of the Company's quarterly and annual financial statements and MD&A, and any other financial information requiring board approval, prior to their publication or release.

(v) The Company's Audit and Finance Committee assesses and evaluates the adequacy of the procedures in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements by way of reports from management and its internal and external auditor.

(vi) Although not specifically a management control, the Company engages its external auditor to perform reviews of the Company's quarterly financial statements and an audit of the annual consolidated financial statements.

(d) Disclosure Controls and Procedures.  The responsibilities of the Company's Audit and Finance Committee include oversight of the Company's internal control systems including those systems to identify, monitor and mitigate business risks as well as compliance with legal, ethical and regulatory requirements.

(e) CEO and CFO Certifications.  In order for the Company's Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer in a timely manner.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to all material information about its subsidiaries.

Procedures of the Board of Directors of the Company

Fund Transfers from the Company's Subsidiaries to IAMGOLD

Funds are transferred by the Company's subsidiaries to the Company by way of wire transfer and/or cheque pursuant to a variety of methods which include the following: collection of monthly management fees; chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices by the Company; repayment of loans related to project funding; and dividend declaration/payment by the subsidiaries.  The method of transfer is dependent on the funding arrangement established between the Company and the subsidiary.  In some cases, loan agreements are established with corresponding terms and conditions.  In other cases, dividends are declared and paid based on the profitability and available liquidity of the applicable subsidiary.  Where regulatory conditions exist in the form of exchange controls, authority to return capital is obtained in advance of the funding of the subsidiary, from the appropriate government ministry by the Company and the applicable subsidiary.

Removal of Directors of Subsidiaries

Pursuant to joint venture agreements governing the operation of its Malian operations, the Company has the right at any time to appoint or remove directors of its Malian subsidiaries and has an effective veto over decisions concerning its Malian subsidiaries.

In respect of its wholly-owned subsidiaries, subject to applicable local corporate laws and the respective constating documents of each of the Company's wholly-owned subsidiaries, the Company may remove directors of these subsidiaries from office either by way of a resolution duly passed by the Company at a shareholders' meeting or by way of a written resolution.

Records Management of the Company's Subsidiaries

The original minute books, corporate seal and corporate records of each of the Company's subsidiaries are kept at each subsidiary's respective registered office.  The Company maintains at its head office a duplicate set of such corporate records for all of its subsidiaries.

3. Risk Factors

The Company is subject to various organization and strategic, compliance, financial and operational risks arising from factors within or outside of its control. Any individual or simultaneous occurrence could materially adversely affect the Company's results from operations, cash flow, asset valuations, as well as other reputational and compliance aspects of the business, and could cause actual results to differ materially from those described in forward-looking statements relating to the Company.

The Company's business activities are exposed to significant inherent risks related to the nature of mining operations, exploration and development activities, arising from factors within or outside of its control. The ability to identify and effectively manage these risks is a key component of the Company's business strategy and is supported by an organizational risk management culture and a global enterprise risk management ("ERM") program.

An important component of the ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM monitoring and reporting processes.

The Company continues to focus on the development and improvement of Environment, Social and Governance ("ESG") related processes that enhance the internal and external sustainability performance, an increasing area of interest for all stakeholders from governments to investors.

This section describes the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results.

Organization & Strategic Risks

Strategic plans

The Company maintains a dynamic strategic planning process that involves the development of strategic plans that include defining long term objectives and execution strategies designed to achieve those objectives. These plans are regularly reviewed and updated as current or prospective external and internal conditions change. The strategic plans are based upon certain assumptions around key variables that can directly impact the validity of the strategy and the achievement of planned results.

Given that unforeseen changes in conditions can occur at any time resulting in the underlying assumptions becoming invalid, there can be no assurance that the Company's strategic planning process will be completely effective in developing a strategic plan that addresses changing conditions and could result in a material adverse effect on the Company's business, financial condition and/or results of operations. Additionally, due to internal and/or external factors, the Company may not have sufficient capital resources, organizational skills and knowledge, systems and/or processes in place to be able to execute its strategic plans in a timely or efficient manner.

Political and legal risks

The Company continues to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent to exploit resources in their countries.

The Company conducts mining, development and exploration activities in various regions of the world, including North and South America and West Africa, and such operations are exposed to various levels of global and country-specific political, legal, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts; changes to the local mining regime and/or other regulations impacting the mining sector; high rates of inflation; restrictions on foreign exchange and repatriation; extreme fluctuations in currency exchange rates; access to debt; requirements for employment of local staff or contractors; contributions to infrastructure and social support systems. In addition, as a result of the COVID-19 pandemic, the Company's operations, projects and exploration activities have been and may become subject to government-mandated restrictions. Strict travel restrictions implemented by governments, as well as quarantine, isolation and physical distancing requirements, may have a negative impact on workforce mobility and, in some cases, on productivity.

Although the operations in Burkina Faso, Mali and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Company's affairs are conducted, the COVID-19 pandemic may lead to increased political and regulatory uncertainty in these countries, considering that the gold sector is a significant economic driver for their economies. These mineral agreements are subject to international arbitration and cover a number of items, including the duration and renewal terms of exploration permits and mining licenses/operating permits; supply and repayment of funds for capital investments; the right to export production; distribution of dividends; shareholder rights and obligations for the Company, joint venture partners, and the government in respect of their ownership; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

With the presidential and legislative elections held in 2020 in Burkina Faso and Suriname, it is difficult to predict the impact that new parliament and government decisions may have on its business. Any new regulations by the governments in these jurisdictions could have a material adverse effect on the Company's business, financial conditions and/or results of operations.

Changes in the political and economic regulations, including changes to existing mining codes, taxation, royalties, trade tariffs, duties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, could significantly affect the domestic regulations around ownership of assets, foreign investments, mining explorations and development, with potential adverse impact on the Company's financial performance and condition, cash flows and growth prospects. In addition, the economic and social implications of the COVID-19 pandemic, in conjunction with high inflation, an increase in national debt and other issues affecting the populations in Suriname and Burkina Faso, along with potential unpopular measures proposed by their newly elected government, may lead to potential protests and social unrest in both countries.

The potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act, by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company's possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

Other risks include increased disclosure requirements, such as the Extractive Sector Transparency Measures Act ("ESTMA"); currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing, of by-products from the gold extraction process having residual gold content; limitations on the repatriation of earnings or on the Company's ability to assist in minimizing its expatriate workforce's exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

COVID-19 pandemic

The Company's activities, including at its operating sites and development and exploration projects, continue to be impacted by the uncertainty arising from the COVID-19 pandemic. At the beginning of the pandemic for a certain period, the Rosebel and Essakane mines had to move into self-confinement, followed by administrative quarantine to better protect employees and communities, while the Westwood mine was temporarily placed on care and maintenance, as directed by the Government of Québec. These actions forced the Company's mines in Canada, Suriname and Burkina Faso to operate at less than full capacity.

Given the unforeseen conditions resulting from the ongoing evolution of the COVID-19 pandemic and its global impact, there can be no assurance that the Company's future response and business continuity plans will continue to be effective in managing the pandemic, and changing conditions could result in a material adverse effect on the Company's business, financial condition and/or results of operations.

Travel restrictions implemented by governments, as well as quarantine, isolation and physical distancing requirements during the year, have had a negative impact on workforce mobility and, as a consequence, in some cases, on productivity.

It is difficult to assess the impact of a prolonged pandemic on headcount and there can be no assurance that the Company's personnel will not be impacted by regional outbreaks.

The protective measures implemented by the Company may cause higher operating and capital costs related to containment efforts such as building quarantine rooms, limitations on mobility of people, disruption to the supply chain and increase in demand for financial support and aid from host governments. Potential higher operating costs, combined with a decrease in workforce productivity, lower production outputs and in some cases, temporary cessation of mining operations, could have a material adverse effect on the Company's business, financial condition and/or results of operations.

Volatility of the Company's securities

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The price of the Common Shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The price of the Common Shares is highly affected by short-term changes in the price of gold, in the Company's financial condition and results of operations and by global economic conditions and, generally, the market's perception of the Company's value, whether or not reflective of the intrinsic value of the Company or its future prospects. The Company's share price may also be negatively impacted by the investor's perception of an appropriate strategy for the Company that may not necessarily coincide with the strategy adopted by management as being in the best interests of the Company, including the Company's execution of its strategic plans or its inability to execute and achieve its announced strategy. The Company has a concentration of earnings and cash flow generated from a single commodity and the outlook for the gold price is uncertain. This may impair the Company's reputation and ability to raise capital. Given the current volatility in the gold price and the market's changing perception of the Company's value, the Company cannot predict their impact on its market capitalization. As a result of any of these factors, the market price of the Company's Common Shares at any given point in time may not accurately reflect their long-term value.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments and their agencies, regulators and members of the Company's own workforce, which may result in litigation. The causes of potential litigation cannot be known and may arise from, among other things, business activities, including the export of carbon fines to enable the further extraction of gold, employment and labour matters, including compensation and termination issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company's stock price, failure to comply with disclosure obligations, the presence of illegal miners or labour disruptions at its mine sites.

Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations. Such matters may raise difficult and complicated factual and legal issues and may be subject to uncertainties and complexities, such as triggering additional allegations of wrongdoing under related laws or regulations, for example, customs and exchange control regulations, based on the same facts being initially investigated. The timing of the final resolutions to such matters is uncertain and the Company may incur expenses in defending them and the possible outcomes or resolutions could include adverse judgements, orders or settlements or require the Company to implement corrective measures any of which could require substantial payments and adversely affect its reputation.

In the event of a dispute or matter involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or agencies or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments or decisions from foreign courts or agencies could have an adverse effect on its cash flows, earnings, results of operations and financial condition.

Uncertainties in the interpretation and application of laws and regulations in the jurisdictions in which the Company operates may affect the Company's ability to comply with such laws and regulations, which may increase the risks with respect to the Company's operations. The courts in West Africa and South America may offer less certainty as to the judicial outcome or a more protracted judicial process than is the case in more established jurisdictions. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. Accordingly, the Company could face risks such as: (i) effective legal redress in the courts of West Africa and South America being more difficult to obtain, whether in respect of a breach of law or regulation, or in a contract or an ownership dispute, (ii) a higher degree of discretion on the part of governmental authorities and therefore less certainty, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in these countries may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Company by local lawyers or even previously by the relevant local authority itself. Furthermore, there is limited relevant case law providing guidance on how courts would interpret such laws and the application of such laws to the Company's contracts, joint ventures, licenses, license applications or other arrangements. Thus, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the enforcement of such arrangements.

The Office of the Attorney General of Burkina Faso commenced proceedings against IAMGOLD Essakane S.A., which owns the Essakane mine, and certain of its employees in 2019 relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company has vigorously defended the various allegations, however, there can be no assurance that the outcome of the case with the Office of the Attorney General will be favourable to the Company.

Land title

The Company has investigated its rights to explore and exploit all of its material properties, and to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked or significantly altered to the Company's detriment. The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company's property holdings, can be uncertain and may be contested and the Company's properties are subject to various encumbrances, including royalties. The loss of any such exploration, development, mining or property interests, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the trading price of the Common Shares.

The acquisition of an interest in mineral properties is a very detailed and time consuming process, and the Company's interest in its properties may be affected by prior unregistered encumbrances, agreements, transfers or undetected defects.

There is no guarantee that title to any of the Company's properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including land claims by indigenous groups. A successful challenge to the Company's interests in its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties, which could have a material adverse effect on the Company.

Failure by the Company to meet its payment and other obligations pursuant to laws governing its mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on the Company and which could cause a significant decline in the Company's stock price.

Mine closure and rehabilitation risks

The Company may consider putting operation(s) on temporary care and maintenance whereby the Company would cease production, but keep the site in a condition to possibly reopen it at a later date, if decided as such. Temporary or permanent mine closure could occur due to different unfavourable market conditions, decline in revenue, global health pandemic or unplanned catastrophic events, such as the underground seismic activity at Westwood, pit slope failure, tailings breach, etc. Ultimately, closure will eventually occur at all mines due to depletion of the resource.

Due to the COVID-19 pandemic, the Westwood mine in Canada was temporarily placed on care and maintenance, as directed by the Government of Québec. In addition, due to the recent seismic activity at Westwood in October 2020, the underground operations at Westwood have been put under care and maintenance until a reopening plan to safely access the mining areas, to protect the workforce, communities and/or assets and to comply with local regulations.

In certain countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company's obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation activities.

Due to the unknown nature of possible, future additional regulatory requirements, the potential for additional reclamation activities could create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company's financial condition, liquidity or results of operations. Considering the continuously evolving regulations in this area, as well as changes in mining activities and processes, closure plans and site rehabilitation plans may be incomplete, inaccurately estimated, and/or not fully documented, with potential significant impact on the closure costs.

Non-controlled assets

Some of the Company's assets are controlled and managed by other companies or joint venture partners.  Some of the Company's partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Company's joint venture assets may not comply with the Company's management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed assets and operations but could also lead to higher costs and reduced production and adversely impact the Company's results and reputation and future access to new assets.

Joint ventures

The Company operates and develops certain of its properties and projects through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Risks relating to joint ventures include reduced ability to exert control over strategic, tactical and operational decisions made in respect of such properties; limited ability to sell all or parts of the project; disagreements with partners on when and how to develop mining projects and how to operate mines; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such joint venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company's financial condition and/or results of operations.

Insurance and uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company's past insurance losses and records and general market conditions.

Available insurance does not cover all of the potential risks associated with a mining company's operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested.

Moreover, losses arising from events that are not fully insured such as the impact on people and operations from the global COVID-19 pandemic, along with the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production that are not generally available to the Company or to other companies in the mining industry on acceptable terms, may cause the Company to incur significant costs that could have material adverse impact on its business, financial condition and results of operations.

Losses from a number of unfavourable events that have occurred in 2020 and a general increase in insurance premiums, have caused an increase in general costs during the year and impacted the annual production plan. Additional unexpected risk that may materialize during 2021 could have a material adverse effect upon the Company's financial condition and results of operations.

Force majeure

The Company's business is subject to a number of risks and hazards generally, including, without limitation, the COVID-19 and other pandemics, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, dam failures, floods, fire, seismic activity, earthquakes, unanticipated site conditions, changes in the regulatory environment, industrial accidents, including those involving personal injuries and/or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Company's mining operations and development projects, most of which are beyond the Company's control, and many of which are not economically insurable.

The seismic activity at Westwood in October 2020 has forced the site to completely suspend the underground mining operations to allow for completion of geotechnical reviews and determinations. Also, the Company has encountered considerable rainfall at the Rosebel mine and Saramacca pit and drought, water shortages and sand storms at the Essakane mine. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability. As a result, production could fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company's financial performance, liquidity and results of operations.

Shareholder dilution

The adequacy of the Company's capital structure is vital to its long term financial health. An inadequate capital structure may result in the Company having to accept external capital at higher prices or costs or hinder the Company's ability to raise future funds. As such, the Company assesses the capital structure on an ongoing basis and adjusts it as necessary after taking into consideration the Company's strategic plan, market and forecasted gold prices, the mining industry, general economic conditions, and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new debt, repay or refinance existing debt, and/or amend or renew its Credit Facility.

The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the board of directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of its Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Shareholder activism

The Company's relationships with stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. In the recent years, publicly-traded companies in the mining industry have been increasingly subject to demands from non‐governmental organizations ("NGOs") and activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There is an increasing level of public concern relating to the perceived effect of mining and processing activities on the environment and on communities impacted by such activities. Should an activist shareholder engage with the Company, it could cause disruption to its strategy, operations and leadership organization, resulting in a material unfavourable impact on the financial performance and longer term value creation strategy of the Company.

Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of the management and Board. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and impede the Company's overall ability to advance its projects, obtain permits and licenses and/or continue its operations, which could have a material adverse impact on the Company's business, results of operations and financial condition.

Competitors

Significant and increasing competition exists for mineral acquisition opportunities throughout the world, particularly for opportunities in jurisdictions considered politically safer. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets. The Company's inability to acquire such interests could have an adverse impact on its future cash flows, earnings, results of operations and financial condition. In addition, even if the Company does acquire such interests, the resulting business arrangements may not ultimately prove beneficial to its business.

Industry concentration

The profitability of the Company is highly dependent on the overall condition and results of the mining industry as a whole, and gold mining industry in particular. Adverse conditions that affect the entire industry may also have a negative impact on the Company's ability to attain its strategic goals.

Acquisitions and divestitures

The Company may pursue the acquisition or disposition of producing operations, development, early stage or advanced exploration properties and companies possessing exploration permits, mining equipment and mineral property assets. Any acquisition or disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations and may expose the Company or increase its exposure to new or existing geographic, political, operational, financial and geological risks. Dispositions of assets may result in a reduction of the Company's existing consolidated Mineral Reserves and Mineral Resources.

Acquisition target

The current trend of consolidation within the gold mining industry, combined with the Company's current valuation, makes the Company an opportunistic acquisition target. Growing pressure from investors to consolidate the industry has also contributed to this risk.

Compliance Risks

Anti-corruption and anti-bribery laws and regulations

The Company's operations are governed by, and involve interactions with, various levels of government in numerous countries, and the Company is required to comply with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act, by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions.

There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating anti-corruption and anti-bribery laws. If the Company is subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company which could result in a material adverse effect on the Company's reputation, financial performance and results of operations. If the Company chooses to operate in additional foreign jurisdictions in the future it may become subject to additional anti-corruption and anti-bribery laws in such jurisdictions.

Inadequate controls over financial reporting

The Company assessed and tested, for its 2020 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved control(s), or difficulties encountered in their implementation could harm the Company's operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company's management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud.

Legislative changes

The Company's mining, processing, development and mineral exploration activities are subject to various laws regulating prospecting, development, production, labour, health and safety, the environment, land titles and claims of indigenous people, mining practices, taxation, water use and other matters. Any changes to existing laws and regulations or the manner in which they are enforced could have a material adverse impact on the Company's financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and quantify the impact of the changes in legislation and seeks to maintain a good dialogue with governmental authorities in that respect. However, the Company cannot predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures or result in reduced revenues and could prevent, delay or prohibit certain operations of the Company.

In addition, changes to laws regarding mining royalties or taxes, or other elements of a country's fiscal regime, including the introduction of new taxes pertaining to water use and local community development, may adversely affect the Company's results of operation and financial condition. The tax regimes in certain countries in which the Company operates may be subject to differing interpretations and the Company's interpretation of taxation law, as applied to its transactions and activities, may not coincide with that of tax authorities in a given jurisdiction. As a result, certain transactions may be challenged by tax authorities and the Company's operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions, the Company may be required to pay refundable VAT on certain purchases and there can be no assurance that the Company will be able to collect all, or any, of the amount of VAT refunds which are owed to the Company.

Public company obligations

As a publicly traded company, listed on senior stock exchanges in Canada and the United States, the Company is subject to numerous laws, including, without limitation, corporate, securities and environmental laws, compliance with which is both very time consuming and costly. The failure to comply with any of these laws, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the Company's stock price. The number of laws with which the Company and its local operations must comply within a number of continents and jurisdictions increases the risks of non-compliance.

Furthermore, laws applicable to the Company constantly change and the Company's continued compliance with changing requirements is both very time consuming and costly. Adding to the significant costs of compliance with laws is the Company's desire to meet a high standard of corporate governance. The Company's continued efforts to comply with numerous changing laws and adhere to a high standard of corporate governance have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Taxes and tax audits

The Company is subject to various taxes, including VAT in several jurisdictions that is recovered in the normal course of business, and adverse changes to the taxation laws of such jurisdictions could have a material impact on the Company's profitability. Complex local legislation and compliance obligations that vary widely by jurisdiction add to the complexity of receiving claims and increase the risk of disagreement with local governments about their validity or timely receipt of credits and refunds.

In addition, tax authorities, investors and the public have increased expectations around ESG commitments. In this context, the role and image of the corporate tax is changing, whereby the Company has to comply with the relevant local tax laws, but also assessments as to whether it is contributing to the communities where it operates.

Considering the increasing gold price environment and the increased demand from Governments for a larger share of profits, special mining taxes or a gradual creep in taxation could be expected. For example, in Suriname, the new government has introduced a "Solidarity Levy" which increases the tax rate for Rosebel from 36 per cent to 45 per cent for the period February 1, 2021 to December 31, 2021. It is impossible to predict how many new taxes will be issued or how the current taxes will change, or what would be the total financial and operational impact of any such new taxes or changes.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest and penalties, which would negatively affect the Company's financial condition and operating results. Changes in tax rules and regulations or in the interpretation of tax rules and regulations by the courts or the tax authorities may also have a substantial negative impact on the Company's business.

The Company's interpretations of the stability agreement and the tax laws may not be the same as those of the regulatory authorities. Consequently, challenges to the Company's interpretations of the stability agreement and the tax laws by regulatory authorities, in addition to changes to tax laws, could result in significant additional taxes, penalties and interest.

Permitting

The operations, exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit and expand its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the construction of the Côté Gold Project, development of the Boto Gold Project and other development projects or impede the operation of the existing mines, which could adversely impact the Company's operations, profitability and financial results.

The licenses and permits described above are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company's ability to obtain and maintain required permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations.

Financial Risks

Gold price fluctuations

The Company's revenues depend in part on the market gold prices for mine production from the Company's producing properties. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels.

The aggregate effect of these factors is impossible to predict with accuracy. The favourable gold price increase during the year 2020 was due in large part to the economic uncertainty caused by the global COVID-19 pandemic. However, future fluctuations in gold prices may materially and adversely affect the Company's financial performance or results of operations and may result in adjustments to Mineral Reserve estimates and LOM plans. Insufficient preparedness for substantial gold price volatility may result in significant impact on the production profile and adverse financial performance.

Insufficient financing

The Company's strategic growth plans require significant future investments. The Company may need to secure additional capital through loans or other forms of capital, to fund the construction of mining facilities for the Côté Gold Project in Canada, as well as other future projects in the pipeline, such as Boto Gold Project in Senegal, rehabilitation of the Westwood mine after the recent seismic event in October 2020, and/or different optimization projects at the operational sites. The Company may also require funds for exploration and development of the Company's properties, such as Diakha-Siribaya, Karita, Pitangui, Nelligan and Monster Lake and continuing exploration projects that may require substantial capital expenditures. In addition, a portion of the Company's activities may be directed to the search and exploration for new mineral deposits and their development.

The availability of the capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The Company may be required to seek a continuation of the current financial arrangements with its lenders and/or seek additional financing to maintain its capital expenditures at planned levels. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company or the Company may be unable to find a partner for financing. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties. In addition, there can be no certainty that the Company may be able to renew or replace its current Credit Facility or debt financing on similar or favourable terms to the Company prior to, or upon, its maturity.

Indebtedness and restrictive covenants of the Company's debt instruments

The Company extended the debt maturity of its outstanding Senior Notes from 2025 to 2028. The Company's level of indebtedness could adversely affect the Company, including by making it more difficult to satisfy obligations with respect to the 2028 Senior Notes and other debt; limiting the ability of the Company to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements; requiring the Company to divest assets; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the 2017 Credit Facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company's indebtedness would prevent it from pursuing; and increasing the cost of borrowing. Additionally, the indenture governing the 2028 Senior Notes and the 2017 Credit Facility agreement contain restrictive covenants that limit the Company's ability to engage in activities that may be in its long-term best interest.

In addition, the amount of the Company's debt/leverage may exceed its ability to service or repay the 2028 Senior Notes. The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The Company's ability to make scheduled payments on the 2028 Senior Notes also depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. Sustained falling gold prices may result in the deterioration of free cash flow generation. The Company cannot be certain that its future cash flow from operations will be sufficient to allow it to pay the principal and interest on its debt and meet other obligations, including under the 2028 Senior Notes. There is a possibility that the Company may need to access the 2017 Credit Facility to provide the required funding to repay the 2028 Senior Notes.

Credit facility defaults

The 2017 Credit Facility and subsequent amendments, place certain limits on the Company, such as, on the Company's ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, carry on business unrelated to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. Further, the 2017 Credit Facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the 2017 Credit Facility.

As at February 16, 2021, approximately $1.7 million, in the form of letters of credit, were drawn against the 2017 Credit Facility. Depending on its cash position and cash requirements, the Company may draw on the 2017 Credit Facility to fund, among other things, part of the capital expenditures required in connection with its current development projects. If an event of default under the 2017 Credit Facility occurs, the Company would be unable to draw down further on the 2017 Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2017 Credit Facility may also give rise to an event of default under existing and future debt/financing agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements. Such a default may allow the creditors to accelerate repayment of the related debt/financing and may result in the acceleration of any other debt/financing containing a cross-acceleration or cross-default provision which applies. In addition, an event of default under the Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Company were unable to repay any amounts due and payable under the 2017 Credit Facility, those lenders could proceed against the security securing such indebtedness. In the event the Company's lenders or noteholders accelerate the repayment of the Company's borrowings, the Company may not have sufficient assets to repay that indebtedness. Creditors could enforce or foreclose against the collateral securing its obligations and the Company could be forced into bankruptcy, receivership or liquidation.

As a result of these restrictions, the Company may be:

  limited in how it conducts its business;

  unable to raise additional debt or equity financing to operate during general economic or business downturns; or

  unable to compete effectively or to take advantage of new business opportunities

These restrictions may affect the Company's ability to grow in accordance with its strategy.

Interest rates

The Company's financial results are affected by movements in interest rates. Interest payments under the 2017 Credit Facility and the 2018 Amendment are subject to fluctuation based on changes to specified interest rates. A copy of the credit agreement in connection with the 2017 Credit Facility and the subsequent Amendments are available under the Company's profile on SEDAR at www.sedar.com.

Credit rating downgrade

The Company and the 2028 Senior Notes have non-investment grade ratings, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Any future lowering of the Company's ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Capital allocation

In the light of the Company's strategic growth plans, there may be limited financial resources available for other investments. Accordingly, the Company must make choices amongst investment opportunities which it must rank by attractiveness and risk. There can be no assurances that such investment decisions will yield the intended returns and could limit future growth, profitability and liquidity.

Cost containment

The Company's ongoing cost containment efforts may not achieve the intended objectives because of internal or external factors which, individually or combined, could cause declining margins. The Company's production and cost estimates depend on many factors outside the Company's control and may vary from actual production and costs, which could have an adverse impact on the Company's financial results.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions and seismic events, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as productivity rates, changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Further, the Company's revenues are affected by the volatility in gold price. The combined effect of a sustained volatility in the gold price with any failure to contain operating costs such as labour, energy, fuel, other consumables and increasing rock hardness, or any increase in royalties and taxation, would negatively impact the Company's earnings and cash flow. Additionally, certain cost containment / reduction initiatives may not be sustainable over a longer period of time and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements. In addition, in an increased gold price environment, it may be advantageous to mine and produce higher cost gold because of the expanded margin potential.

Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

Consumables

The impact of COVID-19 pandemic on the supply chain and in particular its impact on the mining industry, is still evolving. The magnitude of disruptions could increase as the time to recovery lengthens, and the combined effect of plant closures and supply shortages across the extended supply network could lead to supply chain disruption. The profitability of the Company's business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company's operations and projects, such as diesel fuel and heavy fuel oil at the Essakane and Rosebel mines; electricity at the Rosebel and Westwood mines; and steel, concrete, grinding media, equipment spare parts, explosives and cyanide at all operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company's control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Company. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as equipment, steel and concrete may affect the timing and cost of the Company's projects. If the costs of certain commodities consumed or otherwise used in connection with the Company's operations and projects were to increase significantly, and remain at such levels for a sustained period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company's operations or the development of some or all of the Company's current projects, which could have a material adverse impact on the Company. Any prolonged disruption to the supply chain could have a material adverse effect on the Company's business, financial condition and/or results of operations.

Costs at any particular mining location are also subject to variation due to a number of other operational factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to changes in the estimated physical shape and location of the ore body or due to operational or processing changes. A material increase in costs at any significant location could have a significant effect on the Company's capital expenditures, production schedules, profitability and operating cash flow.

Third-party contractors

It is common industry practice for certain aspects of mining operations, such as drilling and blasting, to be conducted by one or more outside contractors. The Company is subject to a number of risks associated with the use of such contractors, including the following:

a) the Company having reduced control over the aspects of the operations that are the responsibility of a contractor;

b) failure of a contractor to perform under its agreement(s), including but not limited to inability to meet the contractual timelines and inability to deliver in accordance with the terms of the contract;

c) inability to replace the contractor if either the Company or the contractor terminate their contractual relationship;

d) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with the Company or as a result of insolvency or other unforeseen events (including events of force majure);

e) failure of the contractor to comply with applicable legal and regulatory requirements;

f) failure of the contractor to properly manage its workforce resulting in labour unrest, strikes or other employment issues, any of which may have a material adverse effect on the Company's business, financial condition and results of operations; and

g)  inadequate contractor cybersecurity program and/or customer data management and privacy, exposing the Company to external attacks. In addition, unauthorized disclosures on internal commercial practices could provide a non-competitive advantage to third-parties in future negotiations.

In addition, due to the ongoing COVID-19 pandemic, third party service providers continue to be impacted by mobility restrictions, confinement requirements, traffic and logistics limitations, which could continue to increase the direct and indirect costs associated with the use of contracted labour.

The Company cannot exclude the risk that its contractors may breach their contracts with the Company (or any predecessor or partner companies) or that contractors may be negligent or otherwise deficient in performing the services for which they were contracted. This may result in financial liability or penalties to the Company for its inability to recover from those contractors or to remediate errors made by contractors, which are necessary for the optimal performance of the Company's projects.

Use of derivatives

Risks associated with currency and commodity price volatility are regularly managed with the Company's hedging programs. Increases in global fuel prices or the appreciation of the exchange rate for the Canadian dollar, can materially increase operating costs, erode operating margins and project investment returns, and potentially reduce viable Mineral Reserves. Conversely, a significant and sustained decline in world oil prices and/or a depreciation of the exchange rate for the Canadian dollar, may offset other costs and improve returns. While the Company has entered into hedge arrangements to minimize its risk to fluctuating fuel prices and changes to the exchange rate for the Canadian dollar, there are no assurances that such arrangements will be successful, especially in the context of the current market volatility.

The Company has implemented a gold hedging strategy for a portion of its gold production in the future, to protect a portion of its cash flows against decreases in the price of gold and further de-risk the balance sheet.  In addition, the Company has also employed derivative financial instruments as part of a forward gold sale arrangement in which the Company will deliver physical gold to counterparties and hedge the price of gold. While hedging activities may protect the Company against a low gold price fluctuations, gold hedging may limit the prices the Company actually realizes and therefore could reduce the Company's revenues in the future.

The use of derivative instruments involves certain inherent risks including:

a) credit risk - the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions;

b) market liquidity risk - the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and

c) price / valuation risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies, gold or interest rates will result in the Company incurring a realized or unrealized (mark-to-market) loss in respect of such derivative products.

Currency fluctuations

Currency fluctuations may affect the earnings and cash flows from the Company's operations since the revenue is based on the gold market price and is mostly denominated in U.S. dollars, while the costs of the Company are incurred principally in non-U.S. dollars (Canadian dollars, Euros, CFA francs and Surinamese dollars). Appreciation of currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms and reduce profitability. While CFA francs currently have a fixed exchange rate to the Euro and the currency is currently convertible into Canadian and U.S. dollars, it may not always have a fixed exchange rate which may be changed to a floating rate and the fixed exchange rate may be reset by the governing bodies.

Cash management in foreign subsidiaries

The Company conducts several of its operations through foreign subsidiaries. From time to time the countries in which the Company operates or has interests have adopted measures to restrict the availability of the local currency or the repatriation of capital across borders. These measures are typically imposed by the local governments and / or central banks during times of economic instability to prevent the removal of capital or the sudden devaluation of local currencies or to maintain in-country foreign currency reserves. In addition, some of these countries imposed supplementary consents or reporting processes before local currency earnings can be converted into U.S. dollars or other currencies and/or such earnings can be repatriated or otherwise transferred outside of the operating jurisdiction. Furthermore, some jurisdictions regulate the amount of earnings that can be maintained by operating entities in off-shore bank accounts and require additional earnings to be held by banks located in the country of operation.

Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and its subsidiaries and foreign entities, control over cash repatriation, as well as requirements by local governments to repatriate gold bullion sales, could restrict the Company's ability to fund its operations effectively and the Company may be required to use other sources of funds for these objectives which may result in increased financing costs. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company's valuation, stock price and ability to service or repay its indebtedness.

Asset valuations

At the end of each reporting period, the Company reviews the carrying amount of its property, plant and equipment, exploration and evaluation assets and cash generating units to determine whether there is any indication of impairment or reversal of previously recognized impairment. If such an indicator exists, the Company performs an impairment test.

Management's assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic and market conditions, which may affect the fair value of the Company's property, plant and equipment and exploration, evaluation assets and cash generating units resulting in either an impairment charge or reversal of previously recognized impairment. The Company's estimates of future cash flows are based on numerous assumptions, some of which may be subjective, and it is possible that actual future cash flows could be significantly different than those estimated.

If the Company fails to achieve its valuation assumptions or if any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced a decline in fair value, an impairment charge may be required to be recorded, causing a reduction in the Company's earnings.

Conversely, if there are observable indicators that any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced an increase in fair value, a reversal of a previously recognized impairment may be required to be recorded, causing an increase in the Company's earnings.

The uncertainty surrounding the Westwood mine's estimated future cash flows as a result of the seismic event which occurred in the fourth quarter of 2020 was considered by the Company to be an indicator of impairment for the Doyon cash generating (CGU). Conversely, the increase in the Company's short-term and long-term gold price estimates as at December 31, 2020, were considered by the Company to an indicator of previously recognized impairment.  The Company performed an impairment test and determined that no impairment or reversal of previously recognized impairment was required.

The Company also considered the increase in the gold price to be an indicator of reversal of previously recognized impairment for the Essakane CGU.

As a result, an assessment was performed for the Essakane CGU, and it was determined that the recoverable amount exceeded its carrying amount. This resulted in a full reversal of the remaining provision for previously recognized impairment. A $45.8 million reversal of the previous impairment charge recorded in 2013 was recognized in the consolidated statements of earnings (loss).

Management's assumptions and estimates of future cash flows used in the Company's impairment assessments are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.  As such, fair values may change.

Operational Risks

Exploration and development activities

The Company internally and/or along with third party specialists conducts PEAs on mineral discoveries on greenfield and brownfield projects to evaluate the potential economic viability of the project and to identify any additional work necessary to complete more advanced mining and technical studies. For the advanced project development studies, PFSs and FSs are conducted to advance and demonstrate the economic viability of a project and to further refine the engineering designs, mine plans, ore body models, infrastructure and environmental requirements, capital and operating costs and financial models.

The results of these PEAs, PFSs and FSs studies represent forward-looking information and are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such information. Such information is presented as of the date of the assessment report, and is based on a number of assumptions which are believed to be valid and reasonable as of that date but which may prove to be incorrect in the future. The PEA is exploratory in nature and may include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. A PEA may show a positive financial return and can be used to support a decision to proceed to more advanced mining studies, however, there is no certainty that the results of the PEA may be realized.

While the discovery of a Mineral Resource or mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. The analyses in these studies are based on many factors, including among other things, government regulations relating to prices, taxes and royalty rates, the accuracy of Mineral Resources and Mineral Reserve estimates included in the mine plan, ore treated in the process plant and metallurgical recoveries, support from the projected infrastructure requirements, gold price assumptions, permitting, social and environmental regime considerations, capital and operating cost estimates and availability of adequate financing. The actual operating results of the development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects. The Company cannot ensure that its current exploration and development programs will result in future profitable commercial mining operations or replacement of current production at existing mining operations with new Mineral Reserves.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define Mineral Reserves that can be mined economically. It is also not unusual for new mining operations to experience unexpected problems during the start-up phase and to require more capital and time than anticipated.

Mineral Reserves and Mineral Resources estimates

The Company's Mineral Reserves and Mineral Resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods, and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors that may be beyond the Company's control. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company's Mineral Resources will be converted into Mineral Reserves. Disclosure regarding the Company's mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this AIF, was prepared in accordance with NI 43-101, which differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this AIF is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.  See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates."

Market price fluctuations of gold, as well as increased production and capital and operating costs, reduced recovery rates changes in the mine plan or pit design, or other technical, economic, and regulatory factors may render the Company's Proven Mineral Reserves and Probable Mineral Reserves unprofitable to develop or continue to exploit at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower grade mineralization uneconomic.

The Company's ability to recover estimated Mineral Reserves and Mineral Resources can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Successful extraction requires safe and efficient mining and processing. Estimated Mineral Reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its Mineral Reserves and Mineral Resources, which could have a negative impact on the Company's financial results.

There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such Mineral Reserves. Anticipated levels of production may be impacted by numerous factors, including, but not limited to, mining conditions, labour availability and relations, weather, seismic events, civil disturbances and supply shortages.

Any material reductions in estimates of Mineral Reserves and/or Mineral Resources, or the Company's ability to extract those Mineral Resources, could have a material adverse effect on the business and results of operations. A reduction in the Company's estimated Mineral Reserves could require material write-downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), high geo-mechanical stress areas or seismic activity, groundwater pressures and other geo-mechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles and dams may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors. The occurrence of one or more of these events could adversely affect the Company's financial performance and results of operations.

Due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation, injuries to mine personnel or others, and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to recover from such geotechnical failures and the resulting damage.

The Westwood mine in Québec continues to experience seismic events which have resulted in the temporary suspension of some underground areas. The ground conditions continue to generate seismic events of different magnitude, impacting the development and progression of production at Westwood. The Company will continue to assess the options for a safe way to operate the underground mine. As the Company mines deeper, the risks of more frequent and larger seismic events increase. The occurrence of more frequent and/or larger seismic events could result in a loss of Mineral Reserves.

Life of mine plans

The LOM estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, LOM plans, by design, may have declining grade profiles and increasing rock hardness over time and mine life could be shortened if the Company increases production, experiences increased production costs or if the price of gold declines significantly. Mineral Reserves at operating sites can be replaced by upgrading existing resources to Mineral Reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known deposits, by locating new deposits, or by making acquisitions. Substantial expenditures are required to delineate resources and ultimately establish Proven Mineral Reserves and Probable Mineral Reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful.

There is a risk that depletion of Mineral Reserves will not be offset by resource conversions, expansions, discoveries, or acquisitions. The deferral of some of the drilling activities due to COVID-19 restrictions have impacted the drilling campaigns and potentially the accuracy of the results incorporated in the resource and reserve estimates in the block models. As the operating mines are aging and getting close to the end of life, unplanned variances in the grades mined and recoveries may be experienced in the future, with impact on the total ounces produced.

The Westwood mine, in particular, has a relatively low quantity of Proven Mineral Reserves and Probable Mineral Reserves compared to a relatively large quantity of Inferred Mineral Resources. After the seismic event on October 30, 2020, the site is reviewing its operational and LOM plan, however, there is no assurance that the site will be able to identify viable strategies to ensure a safe resumption of the Westwood underground operations and to recover the ounce shortfall. Due to the nature and depth of the deposit, it could take significant time to effectively access various sections of the ore body in order to carry out sufficient drilling to convert Inferred Mineral Resources to Indicated Mineral Resources and Measured Mineral Resources and, after economic assessment, into Proven Mineral Reserves and Probable Mineral Reserves. For reasons outlined above, there is a risk that some or all of the Inferred Mineral Resources at the Westwood mine may not be upgraded to higher confidence Measured and Indicated Mineral Resources and converted to Proven Mineral Reserves or Probable Mineral Reserves to be mined and processed.

Project risks

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its operational and growth projects.

Significant operational projects contemplated for the next years include the Rosebel camp extension to meet COVID-19 pandemic restrictions, reopening plan to safely access the mining areas affected by the recent seismic activity at Westwood and other infrastructure investments, mill and plant upgrades, fleet and utilization improvements, tailings and surface water management optimization and additional pit developments. These projects are expected to reduce or control the Company's cost structure and improve efficiencies. However, even with successful execution, there are uncertainties as to whether they will achieve the targeted improvements.

Construction and permitting delays could result in a prolonged schedule and increased capital cost, and delay impacting mining activity or commissioning of the mill plant, which ultimately impact the timing of production.

Beyond the two growth projects, Côté Gold Project, currently in construction and the Boto Gold Project, currently in an advanced engineering and de-risking phase, there is a risk that the Company may not proceed with some or all of the remaining projects in the development portfolio or that other projects may arise. Also, the Company may choose to prioritize certain projects contrary to the market expectations and/or sentiment.

Risks and unknowns inherent in all projects include, but are not limited to, the accuracy of Mineral Resource and Reserve estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of such projects; the future prices of the relevant commodities; and scoping of major projects including delays, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company's estimates or the Company could fail or be delayed in obtaining the governmental approvals or social acceptance necessary for execution of a project, in which case, the project may not proceed either on its original timing or at all. The Company may be unable to develop projects that demonstrate attractive economic feasibility at low gold prices.

The number of projects in the future may outweigh the Company's capital, financial and staffing capacity, restricting the ability to concurrently execute multiple projects and adversely affecting the potential timing of when those projects can be put into production. The inability to execute adequate governance over developmental projects can also have a major negative impact on project development activities.

Operational Effectiveness

Due to the environment the Company operates in, there is a risk the established production targets may not be met. Factors include difficult ground conditions (rock bursting environment), difficulty attracting and/or retaining experienced and skilled workforce and problems with mine design, defective equipment and improper use of specialized equipment.

Equipment malfunctions

The Company's mines (whether operating or currently on care and maintenance) use expensive, large mining and processing equipment that requires a long time to procure, build and install. The Company's various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper storage conditions may become obsolete. Any one of these factors, or other factors could adversely impact the Company's operations, profitability and financial results.

Security risks

The Company has operations in foreign countries which may present security risks such as civil unrest, war or terrorism. The Company may be exposed to situations or persons that may pose security threats to personnel and facilities. Loss of life, intellectual property, physical assets and reputation can have a devastating impact on the business and the workforce.

In the light of the COVID-19 pandemic, the prolonged confinement or restriction of movement imposed by the governments in their fight against the spread of the virus could continue to adversely impact the economic conditions of vulnerable communities, which could lead to social unrest and potentially violence. Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal and illegal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges relating to ownership rights or rights to artisanal mining.

The Company continues to be exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to its operations and challenge the positive relationships with governments and local communities. Artisanal miners may make use of some or all of the Company's properties. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, combined with lax enforcement of the current legislation, has a negative impact on the Company's operations. It is difficult for the Company to control access to concessions due to the size of the Rosebel mine's operations and the geographical characteristics and topography of the site.

Terrorist incidents and activities around the world, including in the Sahel area in Africa, in which the Company's Essakane mine is located, continue to be actively monitored. Jihadist activities in Burkina Faso and Mali present a serious security risk to the Company's Burkinabe and Malian operations and its personnel. A terrorist attack on the Essakane mine's operations could have a detrimental impact on the Company given the significance of the contribution of the mine to the Company's revenues and free cash flow. The Essakane mine's contribution to the Company's overall 2020 revenue and operating cash flow is expected to be 53 per cent and 63 per cent respectively.

The proximity to the volatile regions increases this threat, in combination with porous borders. In addition, there are artisanal miners operating in the vicinity of the Essakane mine, which also presents challenges for the Company.  The Essakane mine is potentially a valuable target to a terrorist organization due to the presence of a high number of employees and expatriates. These security risks have resulted in increased costs for securing the Essakane mine site and protecting its workers, convoys and facilities.

Information systems security threats and evolving data privacy laws and regulations

The Company is reliant on the continuous and uninterrupted operation of its Information Technology ("IT") systems and Operation Technology ("OT"). User access and security of all sites and corporate IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the Company's IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company's IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, denial of access extortion, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company's employees or vendors. A cyber security incident resulting in a security breach or a failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact the Company's business or reputation.

The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, company and personal data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities or breaches.

As the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the business, compliance with these requirements could also result in additional costs. The Company could incur substantial costs in complying with various regulations as a result of having to make changes to prior business practices in a manner adverse to the business. Such developments may also require the Company to make system changes and develop new processes, further affecting its compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company's business and results of operations.

Environmental and health and safety regulations

The Company's mining and processing operations, including development and production of mineral deposits, disposal of tailings and hazardous materials, as well as exploration activities, generally involve a high degree of risk and are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, land use, air emissions, air and water quality, exploration, mine development, production, rehabilitation and reclamation, exports, taxes, labour standards, human rights, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in each of these areas, each of which could have a material adverse effect on the Company's exploration activities, operations and the cost or the viability of a particular project.

With membership in mining associations (World Gold Council / Mining Association of Canada), the Company is voluntarily implementing different mining leading practices and standards. However, this not only requires additional funds and resources, but could also impact the expectations that communities, Governments, NGOs' and the market have of the Company with regards to the successful implementation and oversight of these standards.

Environmental, health and safety legislation continues to evolve and, while the Company is taking active steps to monitor the legislation and align with the ESG principles, it could result in stricter standards and enforcement, increased capital and operating costs and burdens to achieve compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

Failure to comply with environmental, health or safety legislation may result in the imposition of significant fines and/or penalties, the temporary or permanent suspension of operations or other regulatory sanctions including clean-up costs arising out of contaminated properties, damages, the loss of important permits, or civil suits or criminal charges. Exposure to these liabilities arises not only from the Company's existing operations, but also from operations that have been closed or sold to third parties. There can be no assurance that the Company will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect its business.

Tailings storage facilities

The water collection, treatment and disposal operations at the Company's mines are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and metals produces tailings, which are stored in engineered facilities designed, constructed, operated and closed in conformance with local requirements and best practices.

Although the Company conducts extensive maintenance and monitoring, and incurs significant costs to maintain the Company's operations, equipment and infrastructure, including tailings management facilities, unanticipated failures or damage as well as changes to laws and regulations may occur that could cause injuries, production loss or environmental pollution resulting in significant monetary losses and/or legal liability.

A major spill or failure of the tailings facilities (including through matters beyond the Company's control such as extreme weather, seismic event, or other incident) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings dam structures or improper management of site water may contribute to dam failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations, or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company's losses or consequences of regulatory action might not be covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.

Failure of the hydrostatic plug at the Westwood mine

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the underground workings of the Doyon and Westwood mines permanently and completely and allow disposal of the Westwood mine tailings in the Doyon pit. It is possible that, over time, and in the light of the increased number of seismic events recorded at the Westwood mine, the plug might deteriorate or there might be some fracture of the rock mass which may damage the hydrostatic plug and cause it to fail resulting in flooding of the mine and unwanted discharge and contamination. If such an event were to occur, it may have a material adverse effect on the Company's financial condition, liquidity or results of operations.

Cyanide and hazardous materials management

The Company uses sodium cyanide and various chemicals, including certain chemicals that are designated as hazardous substances in the gold production. Contamination from hazardous substances, either at the Company's own properties or during transportation for which it may be responsible, may subject the Company to liability for the investigation or remediation of the contamination, as well as for claims seeking to recover costs for related property damage, personal injury or damage to natural resources. The measures taken to prevent and mitigate the potential environmental harm caused by the Company's use of cyanide and other hazardous materials, including corrective action taken to address the detection of cyanide and other metals in the groundwater near the mine, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at any location may have a negative impact on the Company's financial condition and/or results of operations.

The Company is exposed to claims alleging injury or illness from exposure to hazardous materials present, used at or released into the environment from its sites, and the Company's reputation and image could be negatively impacted should an incident occur. There is no guarantee that the health and safety measures implemented at the sites will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability. In addition, a number of countries have started introducing regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities.

In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. If legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which the Company operates, there would be a significant adverse impact on its results of operations and financial position.

Infrastructure and water access

Certain operations of the Company are carried out in geographical areas both inside and outside Canada which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies, for both the operations and the surrounding communities.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, community constraints, government intervention or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and/or results of operations.

The Company's failure to obtain needed water permits, the loss of some or all of the Company's water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to improve the efficiency of its water usage, increase water recycling and, if and when needed, curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

In addition, inadequate water data analysis and reporting tools could impact the appropriateness of the water quality model, a basis for the site tailings management program, closure plans and on-going operations risk management. The mismanagement of the operational deviations in water quality could also have environmental and/or regulatory consequences, in case of non-compliance with the required discharge water quality parameters.

Regulatory risks of climate change

Mining is an energy-intensive business, resulting in a significant carbon footprint and the Company acknowledges climate change as an area of risk requiring specific focus. Global climate change continues to attract considerable public, scientific and regulatory attention. A number of governments and/or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. The increased regulation, such as of limiting the greenhouse gas emissions or the use of energy, or introducing new carbon or water taxes, may adversely affect the Company's operations, and related legislation is becoming more stringent, with an impact on the Company's compliance costs. Canada's federal and provincial legislations impose mandatory greenhouse gas emissions reporting requirements and the Company's Westwood mine is subject to a cap-and-trade regulation.

Physical risks of climate change

The physical risks of climate change may have an adverse effect on the operations of the Company. Global climate change could exacerbate certain of the threats facing the Company's business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, restricted water availability and changing temperatures, which can (i) disrupt the Company's operations by impacting the availability and cost of materials needed for mining operations or increasing insurance and other operating costs, (ii) damage its infrastructure or properties, and (iii) create financial and potentially compliance risk to the Company's business or otherwise have a material adverse effect on its results of operations, financial position or liquidity. Climate change is not an immediate material risk faced by the Company. However, over time, it may have an impact on how the Company conducts its business. Such climate change events or conditions could have adverse effects on the workforce and on the local communities surrounding the areas where the Company operates, such as an increased risk of food insecurity, water scarcity, civil unrest and the prevalence of disease.

In case any of these risks materialize, there is no assurance that the emergency response plans developed for addressing climate change extreme events will be effective or that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability. These climate change related events may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence.

Occupational health and wellness

One of the Company's key strategic objectives is the commitment to Zero Harm in every aspect of its business,  due to the areas where the Company operates, the workforce is exposed to pandemics like malaria and other diseases, such as Malaria, Dengue, Chikungunya, Zika, Ebola, Coronavirus and other flu like viruses (such as avian and swine). Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry and is a major health-care challenge for the Company.

The COVID-19 pandemic has resulted in significant disruptions and changes in the Company's regular operations, due to the health and safety provisions implemented during the year to maintain a healthy and productive workforce. Given the unforeseen conditions resulting from the ongoing COVID-19 pandemic, there can be no assurance that the Company's response and business continuity plans will continue to be effective in managing the pandemic, and changing conditions could result in a material adverse effect on the Company's business, financial condition and/or results of operations.

There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, inherent unsafe work conditions including ground instability and ground support deterioration, rock bursts, cave-ins, floods, falls of ground, tailings dam failures, chemical hazards, mineral dust and gases, use of explosives, noise, electricity, faulty equipment, moving equipment (especially heavy equipment), defective electrical wires or the short circuit of equipment, slips and falls, transportation of personnel or insufficient worker training may expose personnel to potentially serious occupational and workplace accidents, could cause injuries and/or potential fatalities while working at, or travelling to or from an operating mine. The Company's employees are also exposed to chemical, biological and physical agents that may result in occupational illnesses, including, but not limited to, Raynaud's disease, exposure to arsenic or respiratory ailments, cancers and hearing loss. With the development of the underground Westwood mine, personnel are exposed to heat stress due to the increases in temperature at deeper levels which may result in heatstroke and loss of productivity.

Coarse gold

Mineral Reserve and Mineral Resource calculations for the gold operations may be over / under estimated as a result of the presence of coarse gold.

Some of the ore bodies at the Company's gold mines contain coarse gold with particles up to five millimeters in diameter. There is no assurance that the samples used to determine Mineral Reserves and Mineral Resources are representative and that the grade estimation methods are able to reduce and/or limit the impact of localized high grade assays. The actual grade of the deposits could be lower or higher than predicted by the grade models developed.

Responsible sourcing

There is a growing stakeholder expectation that mining companies implement adequate measures for an effective management of the value chain process in a proactive and transparent manner. There is an increasing level of public scrutiny relating to the Company's local business development and procurement strategies for responsible sourcing of raw materials and services globally.

In addition, there is no assurance that the Company's suppliers will follow the Company's policies in support of human rights, health and safety, environmental protection and business ethics. The Company acknowledges that, in some cases, there is often weak governance in emerging countries, and the Company could incur regulatory compliance costs, reputational damage, or supply chain disruptions from reliance on raw materials and services from regions with human rights or labour abuses or environmental failures, whose sourcing may actually encourage conflicts; or from suppliers associated with obtaining these materials in a way that causes social harm.

While the Company is proactively working on identifying high-risk procurement categories, suppliers, and/or locations that could have an ethical impact on its supply chain, the ability to mitigate these risks associated with raw materials and third party services sourcing will continue to be challenged despite ongoing due diligence efforts.

Attraction and retention of key employees

The Company's ability to effectively manage its corporate, exploration and operations teams depends in large part on the Company's ability to attract, develop and retain the best talent in key roles and as senior leaders within the organization. This may be challenging to sustain and align with its strategic planning objectives of operational excellence for current mines and growth, especially considering the significant restrictions on workforce mobility due to the COVID-19 pandemic, and also considering the locations of the operations. Some of these areas experience political or civil unrest and increasing levels of security threat and terrorism. The success of the Company also depends on the technical expertise of its professional employees. The Company faces increased competition for qualified management, professionals, executives and skilled employees from other companies. Notwithstanding mitigation strategies, there can be no assurance that the Company will continue to be able to compete successfully with its peers in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current extensive growth plans. The length of time required to recruit key roles and fill a position may be longer than anticipated.

The increased difficulties to attract, develop and retain capable leaders and key management and technical professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company's business, financial condition and/or operational results.

The Company is dependent on a relatively modest number of key management personnel. Accordingly, the loss of one or more management staff could have an adverse effect on the Company.

The Company faces an ageing workforce who hold management positions, which may impact productivity and operational experience. Therefore, in the event of a loss of one or more key individuals, there may be challenges involved in replacing these individuals in a timely manner.

Labour disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company's material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company's employees are represented by labour unions under various collective labour agreements.

Existing or new labour agreements may not prevent a strike or work stoppage at the Company's facilities in the future, and any such strike or work stoppage, including ones that result from unsuccessful negotiations with respect to new labour agreements, could have a material adverse effect on the Company's earnings and financial condition. Following a disagreement over the implementation of certain COVID-19 safety measures at Rosebel, the Rosebel union chose to initiate a work stoppage in June, 2020, which required Rosebel to suspend operations for one month. The collective labour agreement with the Rosebel Union expired on August 15, 2020. Negotiations for the renewal of the collective agreement are in progress with the labour union; however, until the final agreement is signed, there is uncertainty on how the result from negotiations with respect to new labour agreements will impact the Company's future operational and financial plans.

In addition, Westwood has suspended the underground operations as a result of the latest seismic event from October 2020, followed by a temporary reduction of approximately 70 per cent of the underground workforce. The cause of the seismic event is under investigation.  Additionally, a business recovery plan for Westwood is being assessed.

Community relations

Positive and constructive relationships with surrounding communities are critical to ensure the future success of the Company's existing operations, as well as for the construction and development of future development projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities, including the use of cyanide and other hazardous substances in processing activities, increasing dust generation, and the preservation of water and other natural resources, that could generate public unrest and anti-mining sentiment among the inhabitants in areas of mineral development.

In addition, there is an increased expectation from communities and local authorities for an increased share of mining revenues for the development of their local economies through the promotion of local purchasing and capacity building of local partners, employment, education, agriculture and husbandry and irrigation.

The inability of the Company to maintain positive relationships with local communities may result in access blockages, equipment or property damage, permitting delays or blockages, increased legal challenges or other disruptive operational issues at any of the operating mines as a result of community actions, actions by artisanal miners, or as a result of actions related to aboriginal or indigenous relationships, which may have a material adverse impact on the Company's reputation, share price and financial condition.

Any adverse publicity generated by local communities, indigenous communities, NGOs or other stakeholders related to the Company's activities, regular operations and explorations or general practices could have an adverse effect on the Company's reputation or financial condition and may impact its ability to maintain its "social licence" to operate.  While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company's efforts in this respect will mitigate this risk.

Relations with indigenous communities and land claims

The Company currently operates in, and in the future may operate in or explore additional, areas currently or traditionally inhabited or used by indigenous peoples and subject to indigenous rights or claims. Operating in such areas may trigger various international and national laws, codes, resolutions, conventions, guidelines, and impose obligations on governments and the Company to respect the rights of indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company's mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Pursuant to section 35 of The Constitution Act of 1982, the Federal and Provincial Crowns have a duty to consult Aboriginal peoples and, in some circumstances, a duty to accommodate them. Engagement with indigenous communities in Canada has recently become more contested in the wake of several decisions by the Supreme Court of Canada that have expanded First Nations' rights and consultation requirements within the context of resource development. These decisions have heightened the risks for mining companies in Canada. Many First Nations communities have increased their advocacy with respect to claimed entitlements regarding resource development projects within their traditional territories.

Consultation and other rights of First Nations or indigenous peoples may require accommodation including undertakings regarding employment, royalty payments, procurement, other financial payments and other matters. There can be no assurance that the Company's relations with any indigenous group will remain amicable. The Company is continuing its engagement activity with the indigenous communities in the vicinity of the Côté Gold Project in Ontario and Westwood mine in Québec, however there is no assurance on the outcome of these discussions, along with the associated operational and financial implications.

In Canada, the nature and extent of First Nations rights and title remains the subject of active debate, claims and litigation. In many cases such claims take a long time to settle, with potential extensive impact on operations and projects indigenous communities' opposition, or limited access to certain cultural or historical areas until rights to such properties are clarified. There is no assurance that there will be no such claims on the areas where the Company operates in the future. Also, the impact of any such claim on the Company's ownership interest cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of first nation rights in the area in which the Company's projects are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on the Company's activities.

In addition, there is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and environmental protection may result in opposition to the Company's current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company's activities or against the government's position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company's reputation, results of operations and financial performance.

Other Risks

Cryptocurrencies

Cryptocurrencies and other block-chain-based mediums of exchanges ("Digital Currencies") are becoming more integrated with the global economy and have the potential to become a means of storing wealth outside of conventional financial markets. These Digital Currencies may offer a compelling alternative to financial instruments exchangeable for government-issued currencies because they are held and traded on a decentralized network of computers, often beyond the control of individual governments or companies. Since gold serves a substantially similar wealth-storing function, the growing acceptance and popularity of cryptocurrencies and other block-chain-based mediums of exchanges may have an adverse effect on the market for gold and put significant downward pressure on gold prices.

Social media and other web-based applications

The Company's reputation can be impacted by the actual or perceived occurrence of any number of events, including, allegations of fraud or improper conduct, environmental non-compliance or damage, the failure to meet the Company's objectives or guidance, Court cases and regulatory action against the Company. Any of these events could result in negative publicity to the Company, including on social media and web-based media organizations, regardless of whether the underlying event is true or not.

The Company does not have control over how its actions and image is perceived by others. Reputational loss may lead to increased challenges in developing and maintaining government and community relations, decreased investor confidence and act as an impediment to the Company's overall ability to advance its projects, or to access equity or debt financing.

Biodiversity and conservation management

The decrease in biodiversity is believed to affect the overall health of the environment, and a diverse ecosystem is better able to respond to environmental or climate change events, such as floods, drought, pests and disease.

Adverse publicity generated by different organizations and/or communities related to perceived and existing negative impact on biodiversity generated by the mining industry in general, or the Company's operations specifically, could have an adverse effect on the Company's reputation and financial condition and may also impact its relationship with the communities / countries in which it operates.

Innovation

With volatility in the price of gold and the Company's focus on cost reductions and higher efficiencies, the Company has limited funds available for investment in innovation and new technology that could mitigate some of these environmental and health and safety risks, and enhance the ability of the operations and the surrounding communities to be resilient to the effect of climate change.

While progress has been made in leveraging technology such as solar panels for energy at the Rosebel and Essakane mines, and the planned use of some electrical mobile equipment for the Côté Gold Project. The Company may not be able to keep pace with innovations affecting the mining industry and leverage technology that may further drive investment and growth.

Human rights

The UN Guiding Principles on Business and Human Rights were endorsed by the UN in 2011 and constitute the global standard of expected business conduct with regards to human rights. They establish that all companies have a responsibility to respect human rights.

The Company acknowledges that the recognition and protection of human rights in line with the Voluntary Principles on Security and Human Rights are key components of all matters related to security. However, the Company may not be able to identify and assess all potential human rights impacts. Any potential human right abuses either internally or externally, through third party business relationships, such as corruption, unequal treatment of ethnic minorities, gender discrimination, use of child labour, land use rights, supply chain sourcing, etc., could have a devastating impact on the Company's reputation, as well as present legal and financial risks arising from failing to respect and/or reinforce human rights.

Item III Description of the Business

1. Mining Activities - Canada

In Canada, the Company owns the Westwood mine in Québec and the Côté Gold Project, a development project located in Ontario.

1.1 Doyon Division - Westwood Mine

Unless stated otherwise, the information in this section is based upon the technical report (the "Westwood Report") entitled "Technical Report for the Westwood Mine, Québec, Canada, NI 43-101 Report" as of April 30, 2020 prepared by Mauril Gauthier, Donald Trudel, Cécile Charles, Nathalie Landry, Martine Deshaies, Patrick Ferland, Steve Pelletier and Philippe Chabot dated July 15, 2020. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Westwood Report which is available for review on SEDAR at www.sedar.com.

Donald Trudel, the Corporation's former Geologist at the Westwood mine, reviewed and approved scientific and technical information in the Westwood Report.  The scientific and technical information previously reviewed and approved by Donald Trudel, to the extend included or incorporated in this AIF, has been reviewed and approved by Abderrazak Ladidi, who is a "qualified person" as defined in NI 43-101.

i) Property Description, Location and Access

The Westwood mine covers an area of two square kilometres (196.2 hectares) in the municipality of Preissac, in Bousquet Township, approximately 40 kilometres east of the town of Rouyn-Noranda, in the province of Québec, Canada. The Westwood mine is located entirely within the limits of the Doyon Division mining property, which covers an area of 28 square kilometres (2,875 hectares).

The Doyon Division mining property and the Westwood mine are held 100 per cent by the Company. There are no agreements, joint venture partners, or third party obligations attached to the Westwood mine.  All the necessary permits were obtained to build all the required surface infrastructures and the mine is completely located within the surface leases.

The Doyon Division mining property consists of, among others, one mining lease for the Westwood mine and one recently granted mining lease located west of the past producing Doyon Mine (B.M. 1046, also called Grand Duc and registered in 2017, one mining lease for the past producing Doyon mine (B.M. 695); two mining leases for the past producing Mouska mine (B.M. 800 and 843); and 75 claims.  Three tailing surface leases (P.R. 999780, P.R. 999794 and P.R. 999803) are superimposed over parts of the property.  The Company is the titleholder name of all the claims and leases at 100 per cent and all such claims are situated in Bousquet Township.

The property is located on Arthur Doyon Road, four kilometres east from the intersection of Mont-Brun Road and Arthur Doyon Road.  There are presently two routes leading to this intersection:

• From the south, the intersection is accessible via the paved Provincial Road no. 117 which connects Rouyn-Noranda and Val-d'Or, then one kilometre towards the North via the secondary paved road leading to Mont-Brun and Aiguebelle National Park (Mont-Brun Road); and

• From the north, the intersection is accessible via the Mont-Brun Road, which connects to the paved Provincial Road no. 117 and the paved Regional Road no. 101 though the municipalities of Mont Brun, Cléricy and D'Alembert.

A number of roads were developed on the property to access the Westwood shaft site and other infrastructure.

Work requirements per mineral claim vary from $1,000 to $2,500 per two year period in general depending of its size and any excess of work credits may be applied for subsequent renewals.  To accumulate credits on mineral claims, a technical report explaining exploration activities (type, time, location, costs, results, responsible persons and utilized contractors, contractor) must be filed with the Ministère de l'Énergie et des Ressources Naturelles as statutory work. This report should be registered within two years after the expenditures have been incurred.

A key permit was issued in March 2013 by the Québec Ministry of Sustainable Development, Environment, and Climatic Changes ("MELCC"), a depollution attestation. This permit, which is renewable every five years, identifies the environmental conditions that must be met by the Westwood mine when carrying out its activities. A modification of the depollution attestation was issued in January 2015 and the renewal request was submitted to the MELCC in October 2017 as required by the applicable legislation. The last version will still be valid until the approval of the depollution attestation renewal version as defined in the legislation.

ii) History

Exploration in the area of the Westwood mine dates back to 1910.  Since 1977 ownership changes resulted from privatization, take over or acquisition. In 1980, the Doyon mine was brought into production by Lac Minerals Ltd. ("Lac"), and Cambior subsequently acquired a 50 per cent interest in the Doyon mine. In 1999, Cambior became the sole owner of the Doyon mine when it acquired the remaining interest of Barrick Gold Corporation, which had acquired its interest pursuant to its acquisition of Lac.  The Company acquired Cambior in November 2006.

In 2002, Cambior's exploration team initiated geological compilation work that led to targeting the favourable Bousquet Formation at depth.  A five-year exploration program followed, targeting the favourable Westwood corridor at depth.

The first resource estimation for the Westwood mine/project was performed by the IAMGOLD exploration division based in Val-d'Or, Québec in 2007. This triggered a scoping study in order to evaluate the economic potential of the project.

The first ingot from the Westwood mine was poured on March 27, 2013. The official commercial production of gold at the Westwood mine started in July 2014.  The production of the Grand Duc open pit commenced in November 2019.

iii) Geological Setting, Mineralization and Deposit Types

The Westwood mine and the Grand Duc open pit are part of the Doyon-Bousquet-LaRonde ("DBL") mining camp which is located within the Southern Volcanic Zone of the Abitibi subprovince.

The Westwood mine is located within the limits of the Doyon Division mining property which covers the Blake River Group ("BRG") metavolcanic rocks and a part of the metasedimentary Cadillac and Kewagama Groups which are localized respectively to the south and north of the BRG. The Westwood deposit is hosted in a volcano-plutonic sequence composed of felsic hypabyssal volcanic rocks (Zone 2 corridor), mafic to intermediate volcanic rocks (North Corridor) and intermediate to felsic volcanic rocks (Westwood Corridor) marked by a chlorite-biotite-carbonate-garnet-amphibole distal alteration and a pervasive quartz-muscovite-sericite-pyrite proximal alteration.

All lithologies of the DBL mining camp have been affected by a north-south compression event, which resulted in a subvertical to steeply south dipping homoclinal volcanic sequence with an east-west schistosity.  High-strain anastomosing east-west corridors are observed throughout the property, mainly at geological contacts and in intense alteration zones.  Outside of these narrow corridors, primary volcanic textures are typically well preserved.

The Westwood deposit mineralisation consists of gold-sulphide vein-type mineralisation similar to zones 1 and 2 of the former Doyon mine which is located two kilometres west (Zone 2 ore zones) as well as gold-rich volcanogenic massive sulphide type semi-massive to massive sulphide lenses, veins and disseminations (Westwood and North corridors ore zones) similar to the Bousquet 1, Bousquet 2-Dumagami and LaRonde Penna deposits in the eastern part of the mining camp.  All mineralised zones are sub-parallel to parallel to the stratigraphy (sub-vertical to steeply south dipping).

The Grand Duc open pit is located in the western part of the Doyon property and hosted in the polyphase syn-volcanic Mooshla Intrusive Complex ("MIC"). The early stage of the MIC (Mouska stage) is composed of gabbros and diorites that are coeval with the Bousquet Formation lower member. The main zone of the past producing Mouska Mine is hosted in the Mouska stage. The late stage of the MIC (Doyon stage) is composed of diorites, tonalites, and trondhjemites that are coeval with the Bousquet Formation upper member. The Grand Duc open pit is hosted in the tonalites and trondhjemites at the apex of the Doyon stage, near the contact with volcanic rocks.

The Grand Duc deposit consists of two golds mineralizing episodes. The first episode is closely associated with miarolitic facies. These facies host low-grade mineralization forming a long corridor oriented N105-N110 south dipping (50-70°). Gold mineralization occurs as either disseminated pyrite in shears zone, quartz-pyrite-carbonate-chlorite veins and veinlets, as fill in fractures or in centimetric pyritic band parallel to foliation. The second gold mineralizing element is associated with a series of veins and fractures oriented N175 and N045. Mineralization consists mainly of quartz-pyrite-chalcopyrite high grade remobilization veins and semi massive to massive sulphides veins.

Five deposit styles are recognized in this camp: 1) gold-rich base metal massive sulphide lenses (LaRonde Penna, Bousquet 2-Dumagami and Westwood Corridor), 2) gold-rich vein stockworks and sulphide disseminations (Bousquet 1, North and Westwood corridors, and Ellison); 3) intrusion-related Au-Cu sulphide-rich vein systems (Grand Duc, Doyon, Mooshla A, Zone 2), 4) shear-hosted Au-Cu-sulphide-rich veins (Mouska and MicMac) and 5) syn-deformation auriferous quartz-pyrite-tourmaline veins (Mooshla B).

iv) Exploration

Exploration of the Westwood deposit was realized from both surface and sub-surface work since the 1930s.

In 2002, Cambior's exploration team initiated compilation work based mainly on geological models that identified the Bousquet Formation upper member as a favourable target at depth where anomalous alteration patterns had been recognized.  An important surface exploration program on the Doyon property was then initiated in 2002 and was very successful.

An underground exploration program, including 2.6 kilometres of drift development towards the east from the Doyon mine, was initiated in 2004 and ended in 2013. Since the beginning of exploration activities in the Westwood and Warrenmac areas in the 1930s, more than 1,015,676 metres of exploration, valuation and definition DD contributed to Mineral Resource and Mineral Reserve estimation. A wealth of geological information has been gathered from the exploration and scientific activities and continues to this day.

This data is used for deposit modelling and in the calculation of ore and waste tonnage, grade distribution and Mineral Resource and Mineral Reserve estimates. The Westwood deposit block model is updated at least once a year, as new information is obtained from underground development and DD work.

Recent scientific work has confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde Penna mine and the rocks hosting the Westwood mineralised corridor.  Consequently, there is excellent potential for gold-rich volcanogenic massive sulphide mineralisation to occur on the property.

Exploration activities targeting areas of potential resource expansions that were originally planned have been deferred to a later undetermined date.  No exploration work has been done since September 2013. However, from mid-2013 to today, the focus was on valuation and definition underground drilling mostly in a north to south direction with dips ranging from +60° to -40°.

v) Drilling

Exploration and DD work began in the 1930s and 1940s in the Westwood areas.

By the fall of 2006, a definition/valuation drilling program was planned to target Zone 2 and North Corridor mineralisation (with a drilling pattern of 40 metre x 40 metre).  By the end of 2007, the underground electrical capacity, on level 084, was increased to support more equipment. Current power installation is sufficient to feed more than 10 drills.

In 2008, nine electric drills (six from underground and three from surface) were running simultaneously most of the time on the project. The valuation drilling program on Zone 2 confirmed the results and the opening of the vein on 084 level showed a better continuity than expected.  Also, a significant intercept was obtained at a depth of 2.5 kilometres. Taking into account the time required and associated costs to drill at these depths, the IAMGOLD board of directors approved a ramp access to the Warrenmac Zone and the exploration shaft sinking to allow drilling at depth.

In 2009, exploration and valuation drilling was carried out with 11 electric drills (eight from underground and three from surface).  Since 2010, drilling in all categories has been mostly conducted from underground development with seven to 11 electric drills. Underground drilling was performed from levels 036, 060, 084, 104, 132, 140, 156, 180 and 192 and from the Warrenmac ramp. All underground drill holes on the Westwood occurrence were performed by Orbit Garant Drilling until the end of August 2013, by Boreal Drilling from September 2013 to August 2016 and by Machine Roger International from September 2016 onwards.

51,519 metres were drilled in 2020. Of the 51,519 metres, 10,989 metres were drilled from the surface (7,397 metres around the Grand Duc open pit and 3,592 metres around the Doyon open pit) and 40,530 metres from underground at Westwood.

The 2020 drilling program was based on valuation and definition work from existing and future drilling access platforms to validate the known structures in three mineralized corridors and some potential resources extension around known structures.

vi) Sampling, Analysis and Data Verification

Drilling results are validated during the ore development by channel samples and muck samples. The channel samples are taken in every face or two faces with a sample interval from 1 to 1.5 m wide. The muck samples are taken by the development miners by following and sampling geology procedure. Channel samples and muck samples confirm the drilling results.

All drill holes assay values are grouped into composites of length equal to the mineralised zone width after three dimensional modelling of each length has been completed. Zone width is generally constant and ranges between 2.4 metres and 3.8 metres.

Based on the log normal graphs, Zone 2 assays were capped to between 50 g Au/t and 250 g Au/t per metre and the North Corridor assays were capped to between 20 g/t and 60g/t per metre dependent on statistical analysis. The Westwood Corridor is mineralised over the entire width of the zone, compared to the previous horizons that consist of centimetre veins. Therefore, the assay grades were capped at 40 g Au/t in the Westwood Corridor, independent of the length of the assays. Core samples are collected at the drill site and stored in closed wooden core boxes. They are delivered to the core shack facility on surface by the contractor and/or mine personnel where they are received by the mine geology core shack technicians.

Since November 2019, RC drills are used to manage grade control in the Grand Duc pit. Blast hole sampling is also used at Grand Duc to better characterize the grade of the ore bodies identified by diamond drilling and precisely delineate the boundaries between ore bodies and waste in the open pit.  During drilling, a sample is collected for every 2.5 metres of drilling. Each sample, which represents a 2.5 metres rock length, has a unique sample tag number which is recorded in an SQL database (located on a local server) using a program developed by acQuire. This SQL database is also accessible by the geologists using Vulcan (Maptek) with an ODBC or API connectivity. RC Sampling is also done at the Westwood mine.

RC sample bags are collected by technicians at the drill site and are delivered to the core shack facility where they are prepared for shipment to the analytical laboratory each day. All the sample bags are identified and sample tag clipped on the bag at the drill.

The mine site is monitored by close-circuit video cameras and has a security guard posted at all times at the entrance.

All core logging and sampling takes place in the core-shack and drill core measurements (wooden block) are verified. If important offsets are observed, it is corrected with the representative of the drilling company. After the measurements are completed, marks are drawn onto the core.

While logging samples, the geologist selects and indicates sample intervals by marking the beginning and end of each sample interval on the core with coloured lines and arrows. The geologist places two sample tags at the end of each sample interval to be assayed for gold and indicates on the tag if assays for silver, copper, lead, zinc and density are being requested. A third sample tag remains in the booklet for reference. The tags used for sampling consist of a unique numbered sequence of printed paper tags. The geologist also indicates if the interval should be sawn in half, in case half the core is to be kept for future reference or for future work.  Otherwise, the core will be entirely sampled where requested and what remains unsampled will be discarded. Photos are taken once every step prior to sampling is done.

Splitting and sampling is executed by experienced technicians. A table-feed circular core saw is used to cut the core in two equal parts when requested, after which one-half remains in the core box with its sample tag and the second half is deposit in a plastic bag with its related tag. Otherwise, the whole core is taken as the sample and is placed in a plastic bag with its tag. Every plastic bag is identified with the sample number manually written on the bag as the sample tag. The sample bag is put in a box, listed and then delivered to the laboratory along with a submittal sheet that indicates the type of analysis to be done on each sample.

Since January 1, 2017, assaying of Westwood core samples is performed exclusively by the external laboratory ALS Laboratories, located in Val-d'Or, Québec, which is situated 60 kilometres west of the property.

From time to time, samples are sent to Laboratoire Expert Inc. a laboratory located in Rouyn-Noranda, Québec when re-assays are required as per the QA/QC program.

Since November 2019, samples from Grand Duc pit are shipped to Laboratoire Expert Inc. ("LE") for grade control.

Since January 2020, channel samples and muck samples from Westwood are shipped to Techni-Lab SGB Abitibi Inc ("TL") for underground grade control.For all laboratories, samples received are then validated against the submittal sheet so that laboratory technicians can verify that no sample is missing. The samples are then registered and stored before analysis.

Official written procedures are made available at ALS, TL and LE to ensure the consistency of sample preparation and assaying techniques.

The Westwood mine QA/QC program includes the systematic addition of blind samples sent to the ALS and LE laboratories in order to validate their accuracy and precision. The Westwood mine QA/QC program also includes the systematic cross-validation of the primary laboratory results from ALS and LE by a second external laboratory.  This is done by submitting a whole batch of rejects or pulp duplicates to the secondary laboratory (LE) and then by submitting the same duplicates to the primary laboratory (ALS). Blanks are also inserted in order to check for possible contamination. Split duplicates were used at the Grand Duc project, during the month of November 2019 in order to verify gold grades variations.

vii) Mineral Processing and Metallurgical Testing

Westwood ore is currently processed at the Doyon Mill using existing grinding, leaching, adsorption and stripping circuits. The Doyon Mill was constructed in the 1970s and refurbished between 2011 and 2013 in order to efficiently process Westwood material. Cyanide destruction was added to increase the process of the tailings and a paste backfill plant was built to supply the Westwood underground operational needs.

The mill has a design capacity of 0.85Mt per annum at 96 per cent availability which exceeds the required needs of the Westwood and Grand Duc projects.

Metallurgical testing was performed prior to commissioning the Westwood mine. Testing was done on the three mineralized corridors: Zone 2, the North Corridor and the Westwood Corridor. The results were used to confirm the absence of obstacles to the project feasibility, to develop the process flowsheet of the plant and to estimate metallurgical operating parameters and costs.

Additional metallurgical test work has been performed since then via the geometallurgical project and, more recently, additional test work on drill core samples from the Grand Duc project.

A Metallurgical testing sampling program, including total sulphur and total carbon analyzes, has been developed for areas where it is planned to convert Mineral Resources into Mineral Reserves and testing was set to start in 2020.

viii) Mineral Reserves and Mineral Resources

Mineral Resources

Since the previous Westwood Mineral Resource estimate as of December 31, 2019, the resource model was updated with new drilling information. The database included 5,984 DD holes (both surface and underground holes) for a total of 1,289,713 metres (drilled and planned) of which 547,281 metres (42.47 per cent) were sent to the laboratory for a total of 423,832 samples from 5,474 drill holes. No muck or channel samples were used for this estimation. Channel samples are not used for the modelling of the mineralized lenses. In 2018, the minimum true width of mineralized lenses was changed from 2.0 metres to 2.4 metres to fit the minimum mining width, modelled at a grade of 3 g/t Au. In 2020, 156 individual sub-domains were created for Westwood underground. The interpretation follows the geology hosting the various lenses and was done on GEMS software using data from 4,379 DD holes intersecting mineralization.

A total of 44,325 assays from the 4,379 DD holes intersecting mineralization were used for the resource estimation; of these 19,329 were higher or equal to 1 g Au/t. About 74 per cent are roughly 1 metre long while the bulk of the remaining portion is above 1 metre long. Individual assays are ranging from 0.0 to 3,772.05 g/t Au, necessiting a good capping strategy. The grade capping values were determined based on histogram and probability plot statistics, the continuity of assay distribution and Westwood mine geologists' experience. The grade capping values were applied to raw assay values, prior to compositing.

Once the original assay values were capped, the assays were composited along the hole. Due to the fact that most mineralized veins represent less than 10 per cent (5 -15 centimetre wide) of the minimum ore lens width 2.4 metres and those lenses have mostly the same width, one composite per drill hole per rock type (veins) was used for the estimation purpose (single composite estimation). With this method, even though each drill hole intersection is of different length (based on the angle between the drill hole and the ore lens), each drill hole intersection has the same weight. These final composites were used for block model grade estimation.

From the beginning of the project up to April 30, 2020, resource estimate, 17,690 density tests were performed at the former internal Doyon laboratory and ALS Laboratory, of which 2,947 were located in mineralized lenses. The density tests were performed by the immersion method. The average value for Zone 2 Extension is 3.01 t/m³ (713 samples) and 2.97 t/m³ for the North Corridor (82 samples). There is the tendency to take density samples in the more sulphide rich veins and the density analysis was taken from only few lenses that were not representative of the entire mineralized zones. To be conservative, a density of 2.85 t/m³ is used to estimate the tonnage of the Zone 2 Extension and North Corridor lenses. This seems reasonable since mineralization is associated with the same kind of veins that was mined at the Doyon mine where 2.85 t/m³ was used as the average density, with good reconciliation results with mining and milling.

A total of 2,152 density measurements were taken from the Westwood Corridor, 1,240 samples from the vein-type mineralization and 912 samples from the sulphide rich zones. The averages of those tests are 3.04 t/m³ for the vein-type and 3.54 t/m³ for the sulphide lenses. As there are only a few drill holes in each lens and these holes are too widely spaced in narrow vein-type mineralization, a conservative density of 2.9 t/m³ was used to estimate the tonnage of the vein-type and semi massive mineralization. For the massive type of mineralization, an average value of 3.6 t/m³ was used.

The Westwood grade estimation was performed using the Inverse Distance Squared Technique (ID2) using Vulcan. The grade estimates for gold were generated using the capped composites inside each mineralized zone (one composite per drill hole per mineralized zone). Only composites within a solid could be used to estimate the grade of the mineralized zone (hard boundary) to avoid smearing gold grade between mineralized lenses and waste.

The resource estimates were prepared using a sample search approach within an ellipse. The search ellipses are not determined using variograms. Anisotropic search ellipses are constructed manually for each zone and were aligned parallel to the mineralized zones along their direction, dip and plunge. Search ellipse profiles used specifics parameters for range of radius, direction, dip and plunge of all zones in each sub-domains. The grades were estimated by only one interpolation pass, using a minimum of one and a maximum of five composites to estimate individual blocks. Size of the ellipses are adjusted so that the majority of blocks are interpolated using a minimum of two composites. In some zones, the distance between drill holes did not allow two composites to be used to calculate individual blocks. It represents only 0.07 per cent of the total inferred tonnes and ounces, and 0.01 per cent of the total indicated and measured tonnes and ounces.

Block modelling is made using the Vulcan software packages. One block model is constructed for the entire Westwood deposit. The block model was created with a sub-blocking strategy of 1 metre x 1 metre x 1 metre to better reflect the complexity of the geology, with no rotation performed to it. The geologists are responsible for updating the mineralized 3D models with the new intersections at the completion of every DD drilling campaign. Existing excavations like developments and stopes are not used for updating the modelling of the mineralized lenses but are used for the block model update. The resource geologist create a polygon layer in Vulcan for each production year and perform depletion of the resource related to this mining from the block model.

As stated earlier, the average estimate of some of the lenses are based on few drill holes. In these cases, even though the values of the assay of these drill holes were already cut by a grade capping value, it is possible that the estimate for a specific lens could result in higher gold values than would be expected in reality during the mining phase.

As a safety factor and based on what is known from the drilling and mining history at Doyon and Westwood mines, all blocks categorized as inferred in the block model and exceeding 15 g Au/t were capped at 15 g Au/t when the grade of the total inferred lens exceeded 15 g Au/t .

No such capping has been done on indicated or measured material, since the level of confidence in the continuity of mineralization is high for these zones.

Classification was done following the 2014 CIM Definitions and Standards for Mineral Resources and Mineral Reserves. Mineral Resources have reasonable prospects for eventual economic extraction. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

Due to the discrete interpretation of the various lenses, all material is classified as Inferred Resources. Material that are showing sufficient geological and grade continuity based on QP experience and that are drilled at a DDH spacing od 20 metres x 20 metres or closer are upgraded into the Indicated Resources category. Indicated Resources that are confirmed by a mining excavation are upgraded into the Measured Category.

Mineral Resources have been estimated as of December 31, 2020 using a 5.5g/t Au cut-off grade over a minimum width of 2.4 metres, and have been estimated in accordance with NI 43-101. The same cut-off grade was used in 2019 and 2020. In 2019, the Grand Duc Mineral Resource estimate was added to the Westwood mine Mineral Resource Estimate.

The Mineral Resource of Grand Duc is based on a cut-off grade of 0.44 g Au/t with a pit shell of US$1,500.

Mineral Reserves

The Mineral Reserve was calculated using economic analyses for each zone according to the costs and parameters further specified in the Westwood Report.  A minimum mining width of 2.4 metres is used. Mining dilution and mining recovery are included in the calculation. The minimum and maximum dilution are 46 per cent and 99 per cent respectively. The minimum and maximum mining recovery are 67 per cent and 93 per cent respectively and in areas where difficult ground conditions are expected, mining recovery was adjusted to reflect the anticipated ground conditions. A milling recovery parameter of 92.6 per cent is assumed.

The Mineral Reserves were negatively impacted following the seismic event on December 22, 2018 and later on October 30, 2020.

On November 23, 2020, the Company announced that it is temporarily reducing the underground workforce at its Westwood mine in Canada, which remained suspended following the seismic event reported earlier in November. The temporary reduction affected approximately 437 workers, or approximately 70 per cent of the underground workforce. As reported on November 2, 2020, the cause of the seismic event is under investigation while a business recovery plan for Westwood is assessed. The Westwood mill restarted on November 4, 2020, processing stockpile and Grand Duc open pit ore.

The QPs are not aware of any others known mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that can materially affect the Mineral Resources and Mineral Reserves Statement.

Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below.

ix) Mining Operations

Mine operations are scheduled on two 10-hour shifts per day, seven days per week (development and production). Infrastructure currently allows mining to a depth of 2,000 metres, although mineralization continues at depth.

Underground Mining Methods

Development is classified as either deferred (infrastructure) development, including ramps, cross-cuts and ore passes, or current development.  Most lateral development is mechanized, with jumbos, rockbolters, scissor-lifts, 20 tonnes capacity haul trucks and 3.5 cubic yard load, haul, dump ("LHD") units. Dimensions for waste drifts are generally 4.5 metres high x 4.1 metres wide. Drift dimensions in the ore lenses may vary locally according to the dip, width of the vein and the mining method selected: planned drifts dimensions are 4.5 metres wide x 4.5 metres high for long hole drifts. Track drifts have been developed with wheeled long-tom crews: other than Level 840 (originally an exploration drift), dimensions are 2.9 metres high x 2.8 metres wide. No upcoming track drifts development work is planned.

Arched backs are promoted for lateral development to enhance ground stability. Ground support varies significantly depending on the expected ground conditions and combination of static ground supports (rebars), yielding supports (hybrid bolts, debonded cables), long anchors (cables) and dynamic supports are used to control the wide spectrum of ground conditions experienced. In additions, mesh panels, straps and shotcrete are used either individually or conjointly as surface support. Ongoing monitoring of the ground support performance or possible deterioration are achieved by doing routinely workplace inspections. New ground support technologies are currently been trialled to optimize the performance of the ground support and to reduce exposure to potential ground hazard. Different bolting systems are being evaluated and mechanized bolters were acquired in 2018. Following the significant seismic event in October 2020, the site is further reviewing ground control practices, including the implementation of dynamic support systems. Vertical developments, such as ventilation raise and material handling passes, are typically inclusive to infrastructure development. Dimensions are typically 2.4 metres x 2.4 metres, although the main ventilation raise can reach up to 4.3 metres in diameter.

Long hole open stope mining is the primary mining method used at Westwood mine.  Forecasted dilution rate varies from 46 to 99 per cent for mineralized zones by corridor according to their location.

Stopes are approximately 25 to 30 metres high with a strike varying from 12 to 15 metres in length. The mining width depends on the true width of the mineralization, lens configuration and geotechnical constraints applied for the area. Minimum mining width is set to 2.4 m. The configuration of the access to the production stope are typically either transverse or longitudinal. Short longitudinal retreat is typically promoted for reducing delays associated to rehabilitation and exposure to induced stress. Historically, mining sequence for long hole stopes has been carried out from bottom to top, either in a pillarless or in a primary and secondary stopes configuration. As depth increases over time in the LOM, an underhand (top to bottom) sequence is promoted for better induced stress management. Some considerations have been built in the LOM to mitigate colliding mining fronts creating diminishing pillars that are detrimental for stability. In addition, underhand sequence is known to be a mining method that is used in deep and ultra-deep mines that could reduce the exposure to seismicity on the top cut where production drilling is carried out. The main implication of an underhand retreat on the mining cycle consists in having to re-excavate the upper sill in the paste in order to allow the drilling of the underlying block.

Stopes are generally drilled down from the upper level with 4 inch diameter holes. A drill pattern of 2.0 metres x 2.0 metres is planned. In-the-hole drills with V-30 heads are used to open the slot raises.  Stopes are being blasted with emulsion explosives and electronic detonators. LHD units (3.5 cubic yards) with remote capability will muck out the stope. Paste backfill is being poured in all stopes.  A cure period of 21 days is required before mining any adjacent stope and 28 days before excavating in paste. Most stopes require cable bolts. A mobile equipment fleet of approximately 200 units is required to support production.

Mining activities in 2019 were affected by increased seismic activity in the fourth quarter of 2018 and were limited to lower grade stopes, resulting in lower head grades than prior year periods. As part of the ground control management strategy, the seismicity is monitored throughout the mine. Westwood has a wide mine coverage micro seismic system implemented on site since 2013, with just under 100 sensors having been installed. Regular underground inspections and audits are performed as part of the quality assurance and quality controls programs. In addition, over 10,000 metres of geotechnical drilling were performed in 2019 and 2020 to refine the current geological and structural models of the mine.

Surface Mining Method

The Grand Duc open pit is mined conventionally in 10 metres benches height, but up to 20 metres for fresh rock. The type of mining equipment used are production trucks (35 t) and hydraulic excavators (90 t). Ore is sent directly to the process plant or is stockpiled depending on the feed from the underground operations. The average stripping ratio is 1.30. Overburden material is disposed near the pit, while rock material is hauled to a deposition area south of the old Doyon open-pit mine.

Recent annual production has averaged 625,000t. Going forward, the Company targets Westwood production of 600,000 tpa from underground only with additional production coming from surface operation. Current Mineral Reserves can be mined at rates of 250,000 to 300,000 tpa, declining below 250,000 tpa over an 8-year mine life. Gaps between this production and the target are expected to be filled by increases in Mineral Reserves due to:

1) Results of geotechnical review, mining method adjustments, and gold price increases;

2) Conversion of Inferred Resources.

Based on the actual Mineral Reserve, the production at Grand Duc was originally expected to be completed by Q2 2021. DD was performed in 2020 at Grand Duc to extend the mine life of the actual open pit. The DD campaign at Grand Duc will continue in 2021.

The Company's production outlook for 2021 for the Westwood mine is expected to range between 45,000 and 65,000 ounces of gold.

The following table indicates operating information for the Westwood mine for the last two years:

WESTWOOD MINE	2020	2019
Gold production (ounces)	79,000	91,000
Ore milled (tonnes)	932,000	625,000
Grade milled (g/t Au)	2.83	4.82
Recovery (%)	94	94

As at December 31, 2020, the Westwood mine employed 221 employees and 77 contractors. The amount excludes the temporary reduction in the underground workforce due to the seismic event in October 2020.

After the Doyon mine ceased production at the end of 2009, the mill at the Doyon mine continued to process ore from the Mouska mine. The collective agreement originally negotiated for employees at the Doyon mine now covers employees at the Westwood mine.  In December 2012, a collective agreement was signed with the workforce retroactively in effect from December 2011 and ran until November 2017. In October 2018, a new collective agreement was signed retroactively to December 2017. The new collective agreement is in effect for five years until November 2022.

x) Processing and Recovery Operations

Ore from the Westwood mine is processed on site. The original Doyon mill, constructed in the 1970s, was refurbished between 2011 and 2013 in order to efficiently process ore from the Westwood mine.  The existing grinding, leaching, adsorption and stripping circuits were upgraded to replace obsolete equipment.  Cyanide destruction capacity was also increased to process the generated tailings. A new paste backfill plant was built to supply the Westwood underground operational needs.

Preliminary assessments for the Westwood mine indicated a potential for economic recovery of the zinc, as well as gold, from the higher-grade zinc ore zones. This potential was not validated by subsequent drilling, and studies failed to justify the additional capital expenditure for the recovery of zinc by flotation.  The operating plan retained includes processing of the higher-grade zinc ore zones by cyanidation only which will not give zinc credits but provide acceptable gold recovery. The mill design will be revised if additional zinc resources are identified. The mill refurbishment completed in early 2013 includes gold cyanidation and tailings cyanide destruction circuit upgrades. Throughput optimization work enabled an increase in capacity to 1,100,000 tpy, since commissioning of the plant.

xi) Infrastructure, Permitting and Compliance Activities

The Westwood mine was developed using infrastructure and accesses from the Doyon mine. Due to the close proximity of the two mines, a portion of the Doyon mine infrastructure will be used and maintained for the life of the Westwood mine, while other portions will be restored according to the Doyon mine closure plan.  Infrastructure will thus be concentrated around either the Westwood mine shaft or the former Doyon mill or refurbished for processing at the Westwood mine. Access to regional infrastructure (roads, power, etc.) will remain through the Doyon mine site. The Westwood mine infrastructure includes access roads, water supply (for drinking purposes, bottled water is made available), fire protection systems, sewage disposal systems, electric supply, natural gas supply and an administrative services building. Development of the project required construction of a waste rock storage facility and a mine water pond. Environmental infrastructure on the Westwood mine site includes tailings and water management facilities.

Several certificates of authorizations are necessary and must be obtained from the MELCC on the quality of the environment, as well as authorizations for ore extraction, ore processing, and tailings management, among other things. A key permit was issued in March 2013 by the MELCC being a depollution attestation. This permit, which is renewable every five years, identifies the environmental conditions that must be met by the Westwood mine when carrying out its activities. The depollution attestation incorporates previous Westwood and Doyon mine Certificates of Authorization and prescribed the environmental requirements regarding effluent discharge, noise, waste management, etc., related to the operation of Westwood Mine operations. A modification of the depollution attestation was issued in January 2015. The renewal request was submitted to the MELCC in October 2017 as required by the legislation and the last version will still be valid until the approval of the depollution attestation renewal version as defined in the legislation.  In 2019, the Grand Duc open pit operation began in accordance with its 2006 Certificate of Authorization and its 2016 closure plan.  In November 2020, a modification of the Grand Duc Certification of Authorization was issued for an additional 2.48 MT ore.

No significant issues are expected regarding the social acceptability of the Westwood mine and Grand Duc open pit. As the project's infrastructures are located on or near the Doyon mine site, in operation since 1980, the community and social impact are likely positive or unchanged. No new property was required during development of the Westwood Mine and Grand Duc open pit and there are benefits for the 29-year operation of the Doyon Mine, including payments of municipal and school taxes, mineral rights to the provincial government, purchases and contracts with local businesses, as well as approximately 700 local jobs which will continue through the projected 10-year mine life of the Westwood Mine.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

xii) Capital and Operating Costs

As at April 30, 2020, capital expenditures for the Westwood mine include sustaining capital required for the extraction of the Mineral Reserves only. The sustaining capital refers to the capital required to develop and sustain the mine through to production. Capital expenditures relating to new projects, improvements or expansions are treated on a case by case basis and are excluded from the following summary table of capital and operating cost estimates:

Expenditures (Sustaining)		Average Per Year ($) (000)	Total (000)
Diamond Drilling	Exploration	-	-
	Valuation	2,000	15,900
	Total	2,000	15,900
Surface	Infrastructure	-
Underground	Shaft	-	-
	Deferred Development	13,500	106,300
	Infrastructure	5,000	38,700
	Total	18,500	145,000
Mobile Equipment	Underground	5,000	40,800
Total		25,500	201,700

Operating costs for the Westwood mine are based on the current Mineral Reserve. Consumables costs, labour agreement and contract with suppliers are based on the latest NI 43-101 technical report dated July 15, 2020. Operating costs are higher than operating costs from 2019 since the annual production based on the current Mineral Reserve is lower than the production of 2019.

Underground Operating Costs		$/t
Mining	Definition Drilling	3.23
	Stope Preparation	66.70
	Extraction	88.37
	Services	65.90
	Total Mining	224.20
Milling	Mill Operations	21.28
	Environment	4.81
	Total Milling	26.09
Administration	G & A	39.68
	Other	3.27
	Total Admin.	42.95
Total Underground Operating Cost		293.23

For surface mining, mining costs of overburden are estimated at $3.50/t, mining costs of waste are estimated at $7.00/t and mining costs of ore are estimated at CAD$7.8/t.

xiii) Taxation

The Company's operations in the Province of Québec are also subject to a mining duty based on the appropriate statutory rates under the Québec Mining Tax Act.  On the basis of a 2019 Life of Mine study, taxes are estimated at an average rate of 3.4 per cent.

1.2 Côté Gold Project

Unless stated otherwise, the information in this section is based upon the technical report (the "Côté Gold Report") entitled "Côté Gold Project, Ontario, NI 43-101 Technical Report on Feasibility Study", prepared by Wood Canada Limited ("WOOD") and authored by current or former employees of WOOD (being Peter Oshust, Antonio Peralta Romero, Dustin Small, Paul O'Hara, Debbie Dyck, Dr. Bing Wang, Paul Baluch, Ray Turenne and Dr. Adam Coulson) as well as by Alan Smith and Marie-France Bugnon of IAMGOLD, and by Karen Besemann, with an effective date of November 1, 2018.  Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Côté Gold Report which is available for review on SEDAR at www.sedar.com.

i) Property Description, Location and Access

The Côté Gold Project (the "Project") is located in the Porcupine Mining Division, 25 kilometres southwest of Gogama, Ontario and extends approximately 57 kilometres from Esther Township in the west to Garibaldi Township in the east.  It comprises a group of properties assembled through staking and option agreements covering a total area of about 521 square kilometres.  The area that is the subject of the Côté Gold Report is a portion of the overall claim area.

The Project is bisected by Highway 144 and is about 175 kilometres by road north of Sudbury, along Highway 144 and approximately 125 kilometres by road southwest of Timmins via Highways 101 and 144.  Access to the Project area is by a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road which runs east-west along, and below, the southern part of the Project area.

The Company holds a major tenement package covering an area of about 60,017 ha. The tenure includes patented claims, mining leases, and a series of unpatented cell and boundary claims.  All lease and patent boundaries for the property package have been surveyed.  Boundary and corner posts defined existing claims.

On April 10, 2018, the ENDM converted Ontario's manual system of ground and paper staking, and maintaining unpatented mining claims to an online system, the MLAS.  All active, unpatented claims were converted from their legally defined location by claim posts on the ground or by township survey to a cell-based provincial grid.

Following an amalgamation on June 1, 2017, all of IAMGOLD's interests in the groups of properties are now owned by and registered in the name of IAMGOLD Corporation, with the exception of the Ontario 986813 Ltd ("Arimathaea Resources Inc.") property, which is held in the name of Ontario 986813 Ltd ("Ontario 986813"), an IAMGOLD subsidiary.

On June 20, 2017, IAMGOLD completed a transaction with SMM wherein SMM agreed to acquire a 30 per cent undivided participating joint-venture interest in IAMGOLD's property interests in the property package.  SMM's interest in the property is held by the SMM subsidiary SMM Gold Cote Inc. ("SMM Cote").

The claims package consists of a number of agreements with third parties; these third parties may retain an interest in some of the properties within the property package either by way of an actual property interest or through royalty interests.  Mineral claims subject to agreements are kept in good standing by IAMGOLD as a requirement of those agreements.  Under provincial requirements IAMGOLD regularly completes assessment work that is filed to renew or extend the claims for as much as five years of validity.

Please see Section 4 of the Côté Gold Report for a detailed description of the terms of any royalties and other agreements to which the project is subject, as well as the tenure and expiration dates of the claims, licenses and other property tenure rights.

There are no known environmental liabilities associated with the project, other than those that may be expected from historical mining activities and limited mine workings.

ii) History

Prospecting and exploration activity in the Project area began in about 1900.  Production records have not been compiled for the early mining efforts.

Prior to the discovery of the Côté Gold deposit, exploration activities had included geological mapping, outcrop stripping, numerous small-scale core drilling programs, and geophysical surveys.  A number of small-scale shafts and associated development were excavated.

In 2007, Trelawney commenced assembling the large land package.  Trelawney undertook prospecting, till, channel, strip, and grab sampling; airborne geophysical surveys (magnetic, electromagnetic, radiometric); ground geophysical surveys (ground magnetics, very low frequency and induced polarization); core drill programs; bulk sampling programs; metallurgical testwork and mining studies.

IAMGOLD acquired Trelawney's interests in 2012. Subsequently, IAMGOLD has completed reconnaissance and mapping, outcrop stripping, geochemical surveys (TBA) and geophysical surveys (ground IP, pole-dipole IP/resistivity, and very-low frequency geophysical surveys), resource development DD and additional metallurgical testwork, environmental and baseline surveys, and mining and technical studies, including a PFS in 2017.

iii) Geological Setting, Mineralization and Deposit Types

The Project area is located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province.  Igneous lithologies predominate and include both volcanic and plutonic rocks.  Sedimentary rocks occur mainly near the top of the succession.

The Chester Intrusive Complex ("CIC"), a crudely stratified tonalite-diorite laccolith containing numerous screens and inclusions of mafic volcanic rocks is host to the Côté Gold deposit.  The CIC units formed from a number of pulses of several distinct and evolving dioritic and tonalitic magmas that display complex crosscutting relationships.  The intrusive phases were followed by magmatic-hydrothermal brecciation and the emplacement of several stages of gold-bearing veins.  Subsequently, the deposit was intruded by several types of dyke rocks, and was subjected to deformation, in the form of deformation zones and brittle faulting.

The Côté Gold deposit gold mineralization is centred on breccia bodies of magmatic and hydrothermal origin, but also occurs as veins (sheeted veins and stockworks) and disseminations in tonalitic and dioritic rocks.  Disseminated mineralization in the hydrothermal matrix of the breccia is the most important style of the gold-copper mineralization.  This style consists of disseminated pyrite, chalcopyrite, pyrrhotite, magnetite, gold (often in native form), and molybdenite in the breccia matrix.

Other mineralization styles that have been identified within the Project area include quartz vein and fracture associated, orogenic or structurally-hosted vein occurrences, and syenite intrusion-related gold zones.  The syenite intrusion-related gold zones are considered attractive exploration targets.

The Côté Gold deposit is a new Archean low-grade, high-tonnage gold (± copper) discovery. It is described as a synvolcanic intrusion-related and stockwork disseminated gold deposit.  Deposits of this type are commonly spatially associated with and/or hosted in intrusive rocks.  They include porphyry Cu-Au, syenite-associated disseminated gold and reduced Au-Bi-Te-W intrusion-related deposits, as well as stockwork-disseminated gold.

Certain features of the Côté Gold deposit resemble those characteristic of gold-rich porphyry deposits.  These include:

  Emplacement at shallow (one to two kilometres) crustal levels; frequently associated with coeval volcanic rocks;

  Localization by major fault zones, although many deposits show only relatively minor structures in their immediate vicinities;

  Hydrothermal breccias, which are commonly associated with the deposits, and consist of early orthomagmatic as well as later phreatic and phreatomagmatic breccias; and

  Gold which is fine-grained, commonly <20 microns, generally <100 microns, and is closely associated with iron and copper-iron sulphides (pyrite, bornite, chalcopyrite).

iv) Exploration

The Project area is divided into three sectors for exploration purposes: (i) South Swayze West (western area); (ii) Chester (central area); and (iii) South Swayze East (eastern area).

Exploration programs to date have identified the Côté Gold deposit and have evaluated a number of nearby gold showings for their potential to be bulk-mineable gold deposits.  To date, there have been no additional economic gold zones outlined.  There are, however, gold zones situated near the Côté deposit that remain prospective, and active exploration programs will continue to evaluate these targets.

Exploration programs to date have been sufficient to screen many areas for the presence of a Côté-style deposit, with grid line spacing and general traverse spacing of less than 200 metres (some areas less than 100 metre spacing for traverse/grid line density).  Litho-sampling and geological mapping is representative over much of the property land holdings, with some exceptions where glacial till and lacustrine deposits form thick mantels on the bedrock. In areas of thick overburden, IP geophysical surveys and DD has helped screen these overburden-covered areas.

General results and conclusions from ongoing exploration work is summarized below by target area:

  South Swayze West:  Côté-style tonalite and diorite-hosted breccia zones have not been discovered to date.  Exploration for syenite intrusion-hosted or shear-zone hosted gold zones continues.  The presence of Timiskaming-style basin sediments cut by porphyry intrusions and broad structural deformation zones provide a good environment for gold-bearing vein networks.

  Chester Area: West of the Côté Gold deposit, the discovery of gold mineralization in the HAVA deformation zone (with associated breccia) reveals some similar host rocks and alteration styles to the Côté Gold deposit.  East of the Côté Gold deposit, exploration work has revealed the presence of lower gold grades in the Gosselin and Young-Shannon Zones. These areas will continue to be the focus of exploration for satellite gold deposits.

  South Swayze East: Gold mineralization discovered and investigated to date reveals only narrow and discontinuous shear-zone hosted veins.  The lack of Côté-style mineralization makes this area less favorable for the discovery of a bulk-tonnage gold zone.

v) Drilling

A total of 880 drill holes (327,433 metres) have been completed within the Côté Gold deposit area.  Outside the Côté Gold deposit area, exploration DD in the period 2008-2020 comprised a total of 636 drill holes for about 177,043 metres.

Core sizes have included HQ (63.5 millimetre core diameter), NQ (47.6 millimetre), BQ (36.4 millimetre), and BQTW (36 millimetre). Drill programs have included cores drilled for delineation, infill, condemnation, geotechnical and metallurgical purposes.

Geologists completed core logs, recording details of lithology, alteration, mineralization, and structure.  The core was photographed.  Technicians made meterage marks and logged RQD.  The mineralized and barren core is very competent, except for very local, multiple metre length intervals of blocky core where minor faults are encountered.  Overall, the core recovery for the 2009-2018 programs was approximately 99 per cent.

The collar azimuths for holes from before 2009 were established using front and back site markers located in the field with compass or GPS.  The collars are subsequently re-surveyed post-drilling.  L. Labelle Surveys based in Timmins, Ontario has been responsible for collecting the survey measurements for the Project since 2009.

IAMGOLD reports a FlexIT SmartTool instrument was used to collect down hole survey measurements for keyindex holes (drill holes used in the Mineral Resource estimate) drilled between 2009 and 2013.  A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2014 and 2018.

Drilled thicknesses are generally greater than true thicknesses, depending on the dip of the mineralization, and the angle of the drilled hole.

The sampling interval was established by minimum or maximum sampling lengths determined by geological and/or structural criteria.  The minimum sampling length was 50 centimetres, while the maximum was 1.5 metres.  The typical sample length in most of the mineralized zones is one metre.

IAMGOLD determines the bulk density of samples by the water immersion method.

The primary laboratories used are independent of IAMGOLD and include:

  Accurassay (2011-2015), Timmins, Thunder Bay, (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 434;

  ActLabs (2015-2018), Ancaster, Dryden, Timmins, Thunder Bay (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266; and

  AGAT (2019), Mississauga (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.

At Accurassay, samples were crushed to -8 mesh and pulverized to 90 per cent passing -150 mesh.  Assays were completed using a standard FA and an AA finish.  For samples that returned values of 2-5 g/t Au, another pulp was taken, and fire assayed with an FA-gravimetric finish.  Samples returning values greater than 5 g/t Au were reanalyzed by pulp metallic analysis.  All samples were subject to a 33-element ICP scan.

Initially at ActLabs, samples were crushed to 10 mesh and pulverized to 85 per cent passing 200 mesh.  Assays were completed using a standard FA and an AA finish.  For samples that returned values between 2-5 g/t Au, another pulp was taken and assayed using the FA-gravimetric method.  Samples returning values greater than five g/t Au were reanalyzed by pulp screen metallic analysis.  From 2017 onward, the entire sample had to be crushed to 95 per cent passing 2.8 millimetre screen and a sample split pulverized to 95 per cent passing 100 mesh.  Samples were analyzed using a standard FA with an AA finish.  For samples that returned assay values greater than two g/t, another cut was taken from the original pulp and subjected to FA-gravimetric analysis.  For samples showing visible gold or samples which returned values greater than 20 g/t; a reanalysis using pulp metallic methods had to be undertaken.

Umpire (check) laboratories were also independent of IAMGOLD and included:

  ActLabs (2012-2014):  accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266;

  ALS Minerals (ALS) (2015), Val d'Or (Québec), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 689;

  AGAT (2017-2018), Mississauga (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665; and

  ActLabs (2019), Ancaster, Dryden, Timmins, Thunder Bay (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.

QA/QC insertion included SRMs, blanks and pulp duplicates as a standard procedure.  IAMGOLD inserted control samples after every 12th sample interval.  Over the Project life, about 23 different SRMs and two types of blanks have been used.  The IAMGOLD QA/QC protocol includes the use of blanks inserted in the sample stream at a frequency of approximately one in 24 samples.

Pre-2017 drill hole data previously stored in a Gems database was moved to acQuire. All new drill hole collars are provided by surveyors and imported into Gems and subsequently transferred to acQuire. All new logging is recorded directly into a Gems database and subsequently transferred to acQuire. All new assay results are imported directly into acQuire. Those assays are subsequently transferred to the Gems database.

Analytical samples are transported by company or laboratory personnel using corporately owned vehicles.  Core boxes and samples are stored in safe, controlled areas.  Chain-of-custody procedures are followed whenever samples are moved between locations, to and from the laboratory, by filling out sample submittal forms.

Drill core is stored at the property in wooden core boxes under open-sided roofed structures, arranged by year.  All rejects and pulps from the laboratory are also stored on site. Pulps are categorized by batch number and are stored inside sea containers. Rejects are stored inside plastic crates under temporary shelter.

vi) Sampling, Analysis and Data Verification

Internal data verification was performed by IAMGOLD staff over the Project history, and included:  exploration data reviews, including exploration information, geological mapping, geological interpretations; drill collar position checks; downhole survey data reviews; examination of drill logging; review of sampling procedures, and assay data checks.  Errors found in the database were reported to the database administrator and material errors were corrected as needed.  Occasional inconsistencies found in the drill logs were addressed.  Inconsistent sampling practices, with some samples crossing obvious contacts or lithological and mineralization limits were noted.

In 2012, staff from Roscoe Postle Associates Inc. ("RPA") completed site visits, and reviewed exploration, drilling, logging, and sampling procedures with Trelawney and IAMGOLD personnel.  Witness core samples were collected, which independently confirmed the presence of gold mineralization. RPA also reviewed the available QA/QC data for the Côté Gold deposit.  This included reviews of blank, CRM, pulp reject and check assays.  Approximately 12 per cent of the drill hole assay database was checked by comparing assay certificates to entries in the IAMGOLD database.  Overall, the database was considered to be acceptable to support Mineral Resource estimation.

In December 2014, InnovExplo independently validated the entire assay database against laboratory certificates.

RPA's 2017 reviews included site visits, core reviews and field collar checks.  Database checks included visual drill hole trace inspection and checks for extreme and zero assay values, unsampled or missing intervals, and overlapping intervals, routine database validation checks specific to Geovia GEMS to ensure the integrity of the database records, and comparison of about 5 per cent of the assays from the 2015 drilling campaign against the assay certificates.  RPA concluded that logging, sampling procedures, and data entry comply with industry standards and that the database that was reviewed was acceptable for Mineral Resource estimation.

WOOD conducted data verification in 2018.  This program included site visits during which WOOD personnel reviewed drilling, sampling, and QA/QC procedures, and inspected outcrops, drill core, core photos, core logs, and QA/QC reports and SG measurement procedures.  WOOD personnel reviewed collar, down-hole, and assay data in the database for transcription and other errors.  Blank and CRM data were also evaluated.  In the opinion of the QP, sufficient verification checks have been undertaken on the databases to provide confidence that the current database is reasonably error free and may be used to support Mineral Resource and Mineral Reserve estimation, and mine planning.

vii) Mineral Processing and Metallurgical Testing

Metallurgical laboratories involved with the testwork programs have included: (i) SGS facilities in Lakefield, Ontario; (ii) COREM (a consortium composed of several mining companies and the Government of Québec), in Québec City, Québec; and (ii) the University of British Columbia.

Metallurgical testwork completed since 2009 has included: comminution (Bond low-impact (crusher), rod mill and ball mill work indexes, Bond abrasion index, SAG, SMC, HPGR, piston press, and Atwal) tests; gravity recoverable gold tests; cyanide leaching (effect of head grade, effect of grind, reagent usage, CIPmodelling, cyanide destruction, solid-liquid separation and barren solution analysis) testwork; development of recovery projections; and review of potential for deleterious elements.

The comminution testwork indicated that the material tested was very competent, and that the mineralization is well-suited to an HPGR circuit.

The mineralization is free-milling (non-refractory). A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades.  Therefore, the lower-grade gold material is expected to exhibit the same level of metal extraction.  Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption.  However, there is evidence of differences in free gold content.  Silver content is consistently reported under two g/t. The testwork does not report on silver recovery.

Overall gold recovery is estimated at 91.8 per cent for the processing of 36,000 t/d using the proposed flowsheet.

Cyanide and lime consumptions are quite low in comparison to what is typically seen in the industry which reflects the lack of cyanicides and other cyanide consumers.  Lime consumption is also positively impacted by the basic nature of the ore.

Metal dissolution during cyanide leaching was found to be low, and there are no obvious concerns with deleterious elements.

Overall metallurgical test results show that all the variability samples were readily amenable to gravity concentration and cyanide leach.  Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones.  Samples were selected from a range of locations within the deposit zones.  Sufficient samples were taken so that tests were performed on sufficient sample mass.

In 2019, a second HPGR pilot plant circuit test was performed at COREM with Weir Mineral technical expert in order to finalize the sizing of the HPGR equipment. Materiel was sent to Germany in order to finalize the terms of a guarantee of performance for the HPGR tyres life.  Further, two tonnes of HPGR product material was tested in Australia at the Schenck Process laboratory to finalize the selection of screen panels and the efficiency of screening in order to establish the terms for a guarantee of performance for the screening equipment selected.

viii) Mineral Resource and Mineral Reserves Estimates

Subsequent to the Côté Gold report, RPA was retained by the Company to update the WOOD Mineral Resource estimate based on additional drilling, newly interpreted wireframes, and adjusted classification.  The Mineral Resource estimation section below is based on RPA's recent work.  The Mineral Reserves estimation section, as noted below, is based on the information as contained in the November 2018 Technical Report authored by WOOD.

Mineral Resources

The drill hole database for the Côté Gold deposit consists of 750 core holes totalling over 310,000 metres drilled by IAMGOLD and Trelawney, between 2009 and 2019.  The assay table has 300,768 samples, with a total length of 294,399 metres of sampled core.  Since the previous 2018 estimate, 5,558 metres were drilled at the project, in 38 core drill holes. The 2019 holes are mostly peripheral to the interpreted mineralized domains. No DD program was undertaken in 2020.

IAMGOLD geologists prepared updated lithology, mineralization, and overburden domains incorporating the latest drilling information available. The wireframes were provided as separate dxf files and as a Seequent Leapfrog project. RPA reviewed and adopted the provided wireframes. Subsequently, RPA decided to consider the Fault Domain as a plane and to distribute the volume of the provided Fault Domain in the neighbouring domains. The plane of the fault was redefined by RPA, defined as a break in grade along the fault intercept.  This plane was then used as a boundary for lithology and interpolation domains.

The mineralization, lithology, and fault plane allowed the separation of North and South, constrained (higher grade, more continuous) and unconstrained (lower grade, low continuity) domains, with a further subdivision based on lithology.  RPA created additional surfaces and solids in Leapfrog and GEMS in order to allow finer control for grade interpolation purposes inside the extended breccia domains. Grade trends were identified, investigated, and modelled.

The assays were back-flagged with mineralization and lithology information for descriptive statistics. High grade gold samples were noticed in almost all of the subdomains. In order to reduce the influence of the erratic high grade values, RPA performed a capping analysis and determined capping levels for the various domains using histograms, probability plots, decile analysis, and disintegration analysis. After applying capping to raw data, assay intervals were composited to six metre equal length intervals within each domain, starting at the domain wireframe piercing points. Composites shorter than two metres (one third of the nominal composite length) generated at the end of some intercepts were discarded. Similarly, composites with less than two metres of sampled core, mostly representing overburden and diabase dike intercepts, were discarded prior to estimation.

RPA investigated the relationship between grade, lithology, and alteration information available at Côté. Assay data was flagged according to the updated lithological model and with the 2018 alteration model. Various resulting data groups were compared in an attempt to identify potential homogenous domains and their relationship with local or overall grade trends. The mineralization did not appear to be consistently related to the presence or intensity of alteration, hence RPA decided to focus on the lithology and grade information.  Grade shells were generated with various constraints: isotropic or trended, unconstrained or limited by different lithology or mineralization or lithological domain. The local grade trends and volumes highlighted by three grade shells were used as a guide to define interpolation subdomains inside the Extended Breccia wireframes.  During the trend analysis process, it was noticed that the thinner low angle dikes (mafic, lamprophyre) appear in discrete bands, introducing a local dilution. The behaviour of single dikes and groups of dikes should be investigated and potentially modelled in the future because they trend differently than the mineralization.

The compartmentalization and multiple grade trends in both the North and South areas, and with vertical and horizontal higher grade components, as highlighted by the grade shells, makes variographic analysis challenging and open to interpretation, and any global results that do not consider the local structural subdomains are less reliable. RPA modelled approximative volumes focused around individual grade trends to increase the chances of obtaining better behaved experimental variograms. Two partly overlapping wireframes were modelled for the North area, capturing the better-defined NNE trend and EW trend.  These wireframes were later used to separate the 1101 and 1201 grade interpolation domains.  In the South, one wireframe was modelled in the central part of the Extended Breccia to capture the S-EW trend. The South trend wireframe includes a mix from three interpolation subdomains. RPA notes that for the investigated subdomains, the experimental variogram ranges observed were 90 metres to 150 metres for major and semi-major directions, while minor ranges were generally within 50 metres. RPA modelled the relative nugget effect as 20 per cent. Modelled variograms reached 80 per cent to 90 per cent of the sill at a range of approximately 50 metres for the major and semi-major directions.

A block model was set up in GEOVIA GEMS 6.8.1 software. The block model has a block size of 10 metres wide by 10 metres deep by 12 metres high. The block model is rotated 30° (GEMS rotation convention). The block size is appropriate for the intended open pit operation planning and adequate for the drill hole spacing at Côté.

Blocks in the model were flagged initially with lithology and mineralization. The majority rule was used to determine the flagging of a block with respect to modelled wireframes. Blocks outside the modelled lithology wireframes were assumed to be tonalite and flagged accordingly in order to facilitate processing of the block model data in the pit optimization algorithm. For estimation domains, the in-situ blocks (below the overburden) were flagged using the mineralized Extended Breccia North and South wireframes (with higher precedence) and the low grade North and South solids. Barren dike wireframes were not used for the interpolation domains flagging. Four main volumes were separated, the 100 (N) and 200 (S) for low grade and 1000 (N) and 2000 (S) for constrained mineralization. This flagging was assigned to the composites. Blocks in the low grade domain were then flagged with 101 and 202 respectively. The 1000 domain was separated in three subdomains, one reflecting the NNE grade trend (1101), one for the EW trend (1201), and the remaining volume with mixed influence (1001). The 2000 domain was separated in six subdomain reflecting the local grade trends: isotropic for 3202 and 3502, dipping north for 3102 and 3402, dipping vertically for 3302, and dipping south for 3602.  The lithology domains were based on the diorite, diorite breccia, and hydrothermal breccia wireframes.  Blocks were then reflagged as dike where this wireframe represented the majority of a block. The overburden wireframe had the highest precedence for lithology flagging. The lithology flagging, in combination with the area (North or South), were used as the basis to assign the density.

After interpolation and classification, grade and classification were transferred to a final set of attributes. At this stage, blocks from assumed barren lithological domains (dike and overburden) were sterilized. This final set of parameters was used for pit optimization and resource reporting.

The Côté grade block model was interpolated in one pass. The gold grades were estimated using the 6 metres composites and the inverse distance cubed (ID3) interpolation method (anisotropic). This method helped preserve local grades when using mineralized wireframes with occasional internal dilution and with lower grade intercepts. Additionally, the experimental variograms reach high levels of variance within relatively short distances. Alternative interpolation methods were used for block validation purposes.  A maximum of three or four composites per drill hole was used. The Extended Breccia domains shared the composites for all the subdomains.  Hard boundaries were enforced between low and high grade domains and between the North and South areas.

A total of 2,031 bulk density measurements from core samples were available. A preliminary outlier identification and removal was performed by IAMGOLD, eliminating readings of less than 2.4 g/cm3 and higher than 3.5 g/cm3. The density data was separated by lithology, mineralization, and position with respect to the fault.

RPA performed drill hole spacing tests for Côté using the 2018 data in order to assess the new WOOD classification criteria for Measured.  The grade of blocks in the tightly drilled area in the South were estimated repeatedly, each time reducing the number of holes available for estimation. The results obtained using drill hole spacing from actual to 90 metres were up-scaled to quarterly and yearly production volumes.  The average percent difference in grades for blocks above cut-off grade between volume units was plotted along with the minimum and maximum differences. The results of this test agree with the drill spacing of 44 metres for Measured and 66 metres for Indicated categories; however, this test effectively tests for average grade variations in a fixed volume and does not account for volume variations that would occur if the mineralized volume were to be interpreted separately for each of the drill hole spacing scenarios. Changing the interpretation of the mineralized volume would increase the differences between spacing scenarios. This would most likely result in increasing the spread of the differences and suggests that a tighter drill hole spacing for the Measured Resource classification might be required in the future.

Definitions for resource categories used in this report are consistent with those defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014)) definitions as incorporated by reference into NI 43-101. In the CIM classification, a Mineral Resource is defined as "a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction". Mineral Resources are classified into Measured, Indicated, and Inferred categories. The classification uses a combination of interpreted geological continuity, expressed by the Extended Breccia wireframe, and drill hole spacing, expressed as average distance between drill holes and distance from the closest hole.

Interpolated blocks within the Extended Breccia wireframes were considered as candidates for classification in the Inferred category and higher, while blocks outside these wireframes were only considered for the Inferred category.  Extended Breccia blocks in areas with up to 44 metres drill hole spacing and within 25 metres from the closest drill hole were classified as Measured. Extended Breccia blocks in areas with drill hole spacing up to 66 metres and within 40 metres from the closest drill hole were classified as Indicated. The remaining interpolated blocks, if located in areas with drill hole spacing up to 110 metres and within 75 metres from the closest drill hole, were classified as Inferred. Average drill hole spacing for the Measured and Indicated categories was based on the average distance of a hole to the nearest five holes. For the Inferred category, the average to the nearest three holes was used, to eliminate artifacts generated by the numerical approach observed at the edges of the drilled area and at depth. A minimal manual cleanup of the scattered blocks from all classes was performed. Additional work on the block classification smoothing should be carried out in the future in order to eliminate the presence of occasional small clusters of blocks of different class generated by the essentially numerical approach used for this estimate. This would mostly result in upgrading a small number of Inferred blocks to Indicated and would have a negligible impact on this interim resource model update.

Metal prices used for reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For resources, metal prices used are slightly higher than those for reserves.  The resources were reported at a cut-off grade of 0.3 g/t Au and constrained by an optimized resource shell. Only the blocks inside the resource shell were reported. This is similar to the cut-off value and approach used for the previous estimate.  In order to comply with the CIM (2014) requirement that a Mineral Resources should demonstrate "reasonable prospects for eventual economic extraction", RPA prepared preliminary Lerchs-Grossmann pit shells to constrain the resources. The cost and parameters assumed for Côté are the same as those used by WOOD in 2018.

The capping levels were established using statistical methods.  In order to understand the overall influence of the capping on the resource estimate, RPA estimated and reported the uncapped resources. The Measured and Indicated metal lost due to capping is 17 per cent for the current estimate.  For the 2018 resource estimate, the metal reduction due to capping was similar.  Metal loss in the 2012 resource estimates was 22 per cent in the NE domain and 14 per cent in the SW domain.  The 2016 resource update stated metal loss of 15 per cent in the NE and 16 per cent in the SW domain.

The additional drilling, mineralization wireframes adjustments, additional density measurements and grade estimation approach introduced minor changes overall.  The largest changes included a firmer application of the classification criteria, resulting in a reduction of the Measured Mineral Resources, and detaching classification from the modelled alteration wireframes, resulting in the addition of significant Inferred Mineral Resources.  Previously the blocks outside the modelled mineralization wireframes were considered for the Inferred classification only if they were situated inside alteration wireframes that were considered favourable hosts for mineralization.

The RPA estimate compares well with the previous estimate from WOOD in terms of tonnage, average grade, and metal for the combined Measured and Indicated categories, confirming that Côté is a mature project with stable resource estimates. On an overall basis, Measured and Indicated Mineral Resources comprise 3 per cent on tonnage and 2 per cent on contained ounces of gold with similar grades. The differences for individual classes stem from nuances of classification criteria and their application and would not be a material change to the Côté Gold Project.

Based on the input parameters used for the constraining conceptual resource pit, the marginal cut-off grade is calculated at 0.25 g/t Au, and the breakeven cut-off grade is 0.30 g/t Au with the mining costs included.  RPA has used a 0.3 g/t Au cut-off grade for the Mineral Resource tabulation, as it meets the NI 43-101 requirement for reasonable prospects of eventual economic extraction, and it supports the assumptions regarding grade continuity at that cut-off.

Mineral Resources from RPA are reported in Section 4 of Item III below using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves and are inclusive of those Mineral Resources that were converted into Mineral Reserves.  Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

The RPA QPs are not aware of any known mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that can materially affect the Mineral Resources and Mineral Reserves Statement than those that are discussed in this AIF.

Mineral Reserves

The Mineral Reserves estimation section, as noted below, is based on the information as contained in the November 2018 Technical Report authored by WOOD.

WOOD originally prepared a Mineral Resource estimate with a data cut-off date of June 7, 2018. WOOD used their Mineral Resource estimate to prepare a Mineral Reserve estimate and a FS on the Project. The FS is summarized in a NI 43-101 Technical Report by WOOD and IAMGOLD with an effective date of November 1, 2018. This is considered the current Mineral reserves estimate on the property due to the non-materiality of the changes in the Mineral Resources estimate performed by RPA in 2019.

The mine plan is based on the detailed mine design derived from the optimal pit shell produced by applying the LG algorithm.

WOOD imported the 2018 resource model, containing gold grades, block percentages, material density, slope sectors and rock types, and net smelter return, into the optimization software. The optimization run was carried out only using Measured Mineral Resources and Indicated Mineral Resources to define the optimal mining limits.

The optimization run included 55 pit shells defined according to different revenue factors, where a revenue factor of one is the base case.  To select the optimal pit shell that defines the ultimate pit limit, WOOD conducted a pit-by-pit analysis to evaluate the contribution of each incremental shell to NPV, assuming a processing plant capacity of 36 kt/d and a discount rate of six per cent.

The Mineral Reserves estimate incorporates considerations of dilution and ore losses on a block basis.  The ore tonnage and average grade were estimated using the partial block percentages within the final pit design.

The cut-off applied to the Mineral Reserves is variable with a range of 0.33 to 0.37 g/t Au and averages 0.35 g/t Au. The estimate has an effective date of October 1, 2018. Mineral Reserves are reported in Section 4 of Item III below using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.

Geological controls of the mineralization of the Côté Gold deposit are still uncertain at the local scale.  At the time of the WOOD resource estimate, ICP data required to complete a geological control study was not yet available.  The lack of information is mitigated by good drill coverage, the use of an alteration model as one classification criterion and an open pit operation.  WOOD does not believe this local uncertainty would materially affect the Mineral Resource estimates that is the basis for the Mineral Reserves.

The Mineral Reserves estimated for the Côté Gold Project are subject to the types of risks common to most open pit gold mining operations that exist in Ontario. The risks are reasonably well understood at the FS level and shold be manageable. Proper management of groundwater will be important to maintaining pit slope stability.

The WOOD QPs are not aware of any other known mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that can materially affect the Mineral Resources and Mineral Reserves Statement than those that are discussed in the 2018 Technical Report.

ix) Mining Operations

The Base Case is based on a subset of the Proven Mineral Reserves and Probable Mineral Reserves and is used to support the permit application. Geotechnical analyses are based on a combination of site visit inspections by WOOD personnel, data processing and compilation of previously completed geomechanical investigations and site-specific resources supplied by IAMGOLD, kinematic analysis, limit equilibrium modelling, and overall slope stability analysis of the main pit walls including review of the hydrogeological conditions.

The pit has been sub-divided into five main structural domains related to the pit geometry and a major east-west-trending fault.  Bench face angles of 60-75º were recommended.  Bench widths in each sector were widened as necessary, based on the significance of toppling and wedge failures, from a minimum value of 9.5 metres up to 12 metres assuming double benching on the final pit wall.  A 20 metre wide geotechnical berm is recommended for midpoint between inter-ramp spacing greater than 150 metres.

The Base Case is designed as a truck-shovel operation assuming 220 t autonomous trucks and 34 m3 shovels.  The pit design includes four phases to balance stripping requirements while satisfying the concentrator requirements.  The design parameters include a ramp width of 35 metres, road grades of 10 per cent, bench height of 12 metres, targeted mining width between 90 metres, berm interval of 24 metres, variable slope angles by sector and a minimum mining width of 40 metres.

The smoothed final pit design contains approximately 203 Mt of mill feed and 492 Mt of waste for a resulting stripping ratio of 2.4:1.  The 203 Mt processed mill feed fits within the capacity of the TMF.

The Base Case production schedule includes the process plant ramp-up schedule. This schedule takes into account the inefficiencies related to start-up of operations, and includes the tonnage processed as well as the associated recoveries, which steadily increase to reach the design capacity after 10 months of operation. The mine will require one year of pre-production before the start of operations in the processing plant.

Although the mine requires one year of pre-stripping, mining starts two years before production starts to provide material for the TMF construction. The deposit is planned to be mined in four phases included within the ultimate pit limit. The schedule was developed in quarters for the pre-production period and for the first five years of production, then in yearly periods.  Following evaluation of different rates, a maximum mining capacity of 62 Mt/a was selected to develop the detailed production schedule and the maximum number of benches mined per year was set at eight in each phase.

Additional constraints were used to guide the schedule, including feeding lower grades during the first months of the plant ramp-up schedule, the maximum stockpile capacity and reducing the mining capacity in later years to balance the number of truck requirements per period.

The Base Case LOM is 13 years with stockpile reclaim extending into the sixteenth year.  The amount of re-handled mill feed is 59 Mt, which requires a maximum stockpile capacity of 48 Mt when considering the reclaim.

The MRA will be constructed southeast of the planned open pit to store mine rock from the open pit excavation.  In its ultimate configuration, the MRA will store 350 Mt of mine rock with its final crest elevation at an approximate elevation of 480 metres.  Collection ditches and six runoff collection ponds/sumps will be built at topographical low points around the MRA perimeter to collect runoff and seepage, which will then be pumped to a polishing pond.

The overburden storage, which will be located to the southwest of the pit, will have a storage capacity of approximately 8.2 Mm3.  The ore stockpiles will be located on the northeast side of the pit and have a total storage capacity of 23 Mm3, which is enough to satisfy the maximum stockpiling capacity of approximately 48 Mt required in the production schedule.

Blasting operations will be contracted to a blasting explosives provider.  Drilling will be required for both ore control and blasting.

Base Case mining operations will use an autonomous truck and drill fleet, supported by a conventional manned loading fleet and a fleet of manned support equipment.  The truck fleet will be diesel-powered with the capacity to mine approximately 60 Mt per year operating on 12 metre benches.  The shovel fleet will be electric powered supported by two large diesel-powered FELs.

The mine will be supported by multiple contractors. A contractor miner is assumed to mine all overburden within the mine plan and to develop the initial benches in the pre-production period for the autonomous fleet.  A MARC will be in place during pre-production and the first three years of operation.  Blasting will be done by a contract down hole service during the LOM.  A full-service contract tire provider will be used throughout the LOM to supply, repair, and change tires at the mine site.

Equipment requirements are estimated on a quarterly basis during pre-production and the first five years of mining, and annually thereafter.  Equipment sizing and numbers are based on the mine plan, maintenance availability assumptions, and a 24-hour, seven-day week work schedule.

x) Processing and Recovery Operations

The process plant design for the Base Case is conventional and uses conventional equipment.  The process plant will consist of:

  Primary (gyratory) crushing;
  Secondary cone crushing and coarse ore screening;
  Coarse ore stockpile;
  Tertiary HPGR crushing;
  Fine ore screening and storage;
  Two milling stages (ball mill followed by vertical stirred mills);
  Gravity concentration and intensive leaching;
  Pre-leach thickening;
  Whole ore cyanide leaching;
  CIP recovery of precious metals from solution;
  Cyanide destruction;
  Tailings thickening;
  Elution of precious metals from carbon;
  Recovery of precious metals by EW; and
  Smelting to doré.

The plant will have facilities for carbon regeneration, tailings thickening and cyanide destruction.  Plant throughput will be 36,000 tons per day and it is expected that a ramp-up period of 10 months will be required to reach the design throughput.

Tailings water from a reclaim pond will be the primary source of mill water, providing the majority of the process plant requirements, whereas a storm/mine water pond will be a secondary source of process water.  Fresh water will be required for reagent mixing at the process plant which will be pumped from Mesomikenda Lake.

The major reagents required will include flocculant, caustic, cyanide, copper sulphate, sulfur dioxide, anti-scalant, lime, hydrochloric acid and oxygen.  A dedicated, self-contained air service system will be provided.

The plant will require approximately 50.7 MW of power to operate at full capacity.

xi) Infrastructure, Permitting and Compliance Activities

Infrastructure

Infrastructure required to support the Base Case operations will include:  (i) the open pit; (ii) MRA; (iii) stockpiles; (iv) TMF and associated ponds; (v) access and internal roads; (vi) powerlines and power distribution networks; (vii) watercourse realignments, diversion channels, dams and ponds; (viii) a New Lake to replace Côté Lake; (ix) process facilities; (x) accommodation facilities; and (xi) mine support facilities including offices, workshops and warehouses.

Power supply for the Base Case is assumed to be provided via an upgraded existing transmission line operated by Hydro One from Timmins to Shining Tree Junction and a new 44 km-long 115 kV electrical power transmission line from Shining Tree Junction to the Project site.  The calculated electrical load for the Côté Gold site is as follows:

• 61 MW maximum demand load;

• 59 MW average demand load; and

• 98 per cent lagging (inductive) power factor.

This calculated load is based on the current electrical load list, and includes two electric shovels, mine dewatering, all ancillary loads, and a 10 per cent allowance for growth during detailed design.  Hydro One has allocated a total of 72 MW of capacity to the Project.  Emergency back-up power will be available from four diesel standby generators.

The selected route to the plant is the existing Chester Logging Road which has already been upgraded from the Sultan Industrial Road to kilometre 4.62 at the intersection with an existing road to the planned open pit area.  At the corner of the planned TMF site, the existing road continues into the footprint of the TMF, and 4.28 kilometres of new road construction will be required to extend the access to the construction/permanent camp entrance.  This section of road will be constructed as part of the early works and will be used as a primary construction access to the plant site and the camp area.  A mine by-pass road was constructed to allow the public to access Chester Logging Road north of the TMF without passing through the mine security gate and the mine site proper.

The Base Case mine development will require three major haul roads, consisting of access to the MRA, the TMF, and the topsoil/overburden stockpile.  In addition, a major intersection is required on the north side of the open pit to tie together the exit from the pit with the pit bypass road, the ramps to the ore stockpiles and the crusher and truck shop ramps.

Environmental Considerations

IAMGOLD received Provincial ministerial approval of the 2015 EA for the Project. The EA states that no significant effects are anticipated after application of the proposed mitigation measures.  Environment Canada stated in May 2016 that the Project is not likely to cause significant adverse environmental effects.  The Project presented in the 2018 FS has undergone optimizations since the 2015 EA, including: relocation of the TMF to minimize overprinting of fish-bearing waters; a reduced Project footprint; improved Project economics; a reduced need for watercourse realignments; avoidance of effluent discharges to the Mesomikenda Lake watershed; a smaller open pit; modifications to the process plant; reduction in transmission line voltage; and re-routing of the transmission line.  IAMGOLD is of the opinion that there are no new net effects arising from the 2018 FS. On October 19, 2018, the CEAA confirmed that the proposed Project changes are not considered new designated physical activities and therefore a new environmental assessment is not required.

Baseline environmental and social studies have been conducted addressing aspects of:  water; air and noise; soils; geology and geochemistry; hydrology; hydrogeology; surface water quality; water sedimentation; groundwater quality; aquatic resources; wildlife; land use; cultural heritage and paleontological resources; and Aboriginal traditional land use. IAMGOLD has conducted additional baseline studies within the boundaries of the new TMF and topsoil/overburden stockpile, and new transmission line alignment, to infill the physical, biological and human environment characterizations conducted previously. These additional baseline data, together with design information for the site configuration, were used to prepare the EER for the project, for submission to the CEAA and the MECP, thus informing the regulatory agencies of changes or improvements to the EA.  As of November 9, 2018, both the CEAA and MECP concur with the conclusion in the EER report, which demonstrates that the proposed changes to the undertaking result in no new net effects.

Over the proposed Base Case LOM of 16 years, tailings production is approximately 13.1 Mt/a from nominal mill throughput of 36,000 t/d, except in the first year when it will be about 11 Mt due to ramp-up. The TMF will store 203 Mt of tailings over the LOM. Based on the laboratory test results, the tailings are non-acid generating with low potential of metal leaching.

Tailings will be thickened with solids concentration in slurry at 62 per cent and discharged from the TMF perimeter dams, forming an overall beach slope of approximately one per cent. Tailings solids will settle in the TMF with pore water retained in the voids with supernatant water forming a pond.  Based on recent rheology, drained and undrained column settling tests, an overall in-situ dry density of 1.4 to 1.5 t/m3 is expected.

Perimeter embankment dams, raised in stages, will be used for tailings management. Monitoring instrumentation will be used to monitor dam deformation and dam settlement during both operation and post-closure.

TMF water will be pumped from the tailings pond/reclaim pond directly to the mill for reuse and hence forms a closed circuit without contact with other water bodies. Collection ditches and ponds will be located at topographical low points around the TMF perimeter to collect runoff and seepage. In the ultimate TMF configuration there will be six collection ponds.  The ponds will lead the seepage to the reclaim pond by gravity (or by pumping in some cases) for recirculation to the process plant.

Water quality of the process water will be monitored (before and after cyanide destruction) prior to discharge to the TMF.  Water quality will also be monitored at the TMF settling pond, reclaim pond, and in the seepage collection system.  Groundwater quality will be monitored at wells to be installed downgradient of the TMF seepage collection system to confirm that seepage from the TMF is being captured in the seepage collection system.

A watercourse realignment system has been designed to redirect water around the mine facilities to enable excavation and dewatering of the open pit.

Four pit protection dams will be constructed either within existing lakes, in shallow water, or at currently dry locations along the eastern periphery of Clam Lake.  These dams will protect water from entering the pit area.  Two realignment channels will reroute the existing watercourses that will be overprinted by the open pit. In compensation of the loss of Côté Lake, a new lake will be created southeast of the open pit.

A polishing pond east dam will be constructed in the Three Duck Lakes (Upper) area to delineate the lake from the polishing pond area.  The Côté Lake dam is required to facilitate early dewatering of Côté Lake and separate the Three Duck Lakes system from Côté Lake.  A storm/mine water pond near the process plant will receive pumped inflows from the pit, the polishing pond when required, and runoff from the process plant site.  Runoff from the ore stockpiles and MRA will report to the polishing pond via perimeter ditches.

Closure of the Côté Gold Project will be governed by the Ontario Mining Act and its associated regulations and codes.  IAMGOLD submitted a closure plan in accordance with the legislative requirements in tandem with the 2018 FS. This plan details measures for temporary suspension, care and maintenance and closure of the Project, including determining financial assurance required to implement the closure plan.

Conventional methods of closure are expected to be employed at the site.  The closure measures for the TMF will be designed to physically stabilize the tailings surface to prevent erosion and dust generation.  The pit will be allowed to flood, and the natural flow of the realigned water bodies will be re-established to the extent practicable.  Revegetation will be carried out using non-invasive native plant species.  Monitoring at appropriate sampling locations, including those established during baseline studies and operations, will be conducted after closure to confirm performance.

ENDM requires financial assurance for implementation of the closure plan.  A closure cost estimate is included in the Base Case operating cost estimate.

Permitting Activities

Most mining projects in Canada are reviewed under one or more environmental assessment processes whereby design choices, environmental impacts and proposed mitigation measures are compared and reviewed to determine how best to proceed through the environmental approvals and permitting stages. Entities involved in the review process normally include government agencies, municipalities, Aboriginal groups, and the general public and other interested parties.

Three primary Provincial agencies will be involved with Project approvals/permits:

  Ministry of Energy, Northern Development and Mines;

  Ministry of Natural Resources and Forestry; and

  Ministry of Environment, Conservation and Parks.

Additional agencies that may be involved in permitting include:

  Ontario Energy Board;

  Ministry of Transportation;

  Infrastructure Ontario;

  Ministry of Tourism, Culture and Sport;

  Fisheries and Oceans Canada;

  Environment and Climate Change Canada;

  Natural Resources Canada;

  Transport Canada; and

  NAV CAN.

During the fourth quarter of 2020, activities related to the construction of the Project continued with all key permits required for currently planned construction in place. Additional permits are required to complete subsequent construction elements and commissioning for operations, which the Company expects to receive in due course.

Social Considerations

IAMGOLD has actively engaged local and regional communities, as well as other stakeholders, to gain a better understanding of their issues and interests, identify potential partnerships, and build social acceptance for the Project.  Stakeholders involved in Project consultations to date include those with a direct interest in the Project, and those who provided data for the baseline studies. The involvement of stakeholders will continue throughout the various Project stages.  The range of stakeholders is expected to increase and evolve over time, to reflect varying levels of interest and issues.

As part of the Provincial conditions of the environmental assessment approval, IAMGOLD will develop and submit a Community Communication Plan to the responsible Provincial ministry, outlining its plan to communicate with stakeholders through all phases of the Project.

IAMGOLD plans to work with the community of Gogama to collaborate on the development of a socio-economic management and monitoring plan to manage potential socio-economic effects of the Project (both adverse and positive).

An understanding of the Indigenous communities potentially interested in the Project was first developed through advice from the ENDM to Trelawney in a letter dated August 19, 2011, and through advice from the CEAA based on information provided by Aboriginal Affairs and Northern Development Canada (now Indigenous and Northern Affairs Canada). IAMGOLD sought further direction from both Provincial and Federal Crown agencies on the potentially-affected communities.

Based on Federal and Provincial advice and information gathered through engagement activities, IAMGOLD engaged a range of Indigenous groups during the preparation of the EA.  Based on consultation efforts since the start of the Project, and on groups expressing a continued interest, IAMGOLD has continued to engage the identified communities through information sharing (e.g., newsletters, notices, invitations to open houses), and has focused on actively engaging affected communities identified through the EA process.  IAMGOLD signed an Impact Benefit Agreement with Mattagami First Nation and Flying Post First Nation on April 30, 2019.  The Company is continuing its engagement with the Métis Nation of Ontario (Region 3) on the project, including with respect to a potential project agreement.

As part of the Provincial and Federal conditions of approval, IAMGOLD will develop and submit an Indigenous Consultation Plan to the responsible government departments, outlining the Project's plan to consult with identified Indigenous groups throughout all phases of the Project.  There is a requirement that IAMGOLD consult all identified Indigenous groups as part of the development of this plan.

IAMGOLD has committed to work with the communities of Mattagami First Nation and Flying Post First Nation to collaboratively develop a socio-economic management and monitoring plan to manage potential socio-economic effects of the Project (both adverse and positive).

xii) Capital and Operating Costs

Capital Costs

The estimate addresses the Base Case mine, process facilities, ancillary buildings, infrastructure, water management and tailings facilities scope, and includes:

  Direct field costs of executing the Base Case including construction and commissioning of all structures, utilities, and equipment;

  Indirect costs associated with design, construction and commissioning; and

  Provisions for contingency and owner's costs.

The estimate was prepared in accordance with the AACE International Class 3 Estimate with an expected accuracy of +15 per cent / -10 per cent of the final Project cost.

Cost estimates are expressed in third-quarter 2018 US dollars with no allowances for escalation, currency fluctuation or interest during construction.  Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.30.

Capital cost estimates for surface facilities include the construction and installation of all structures, utilities, materials, and equipment as well as all associated indirect and management costs.  The capital cost includes contractor and engineering support to commission the process plant to ensure all systems are operational.  At the point of hand-over of the plant to IAMGOLD's operations group, all operational costs, including ramp-up to full production, are considered as operating costs.  The capital cost estimate is based on a 30-month Project development schedule starting upon closure plan approval.

The construction capital cost, summarized in Table 1 below, for the Base Case is estimated to be $1,236 million, inclusive of allowances for owner's costs and contingency of $27 million and $100 million, respectively.  Additional indirect costs for operational readiness and the other owner's fees totalling $45 million result in a total Base Case initial capital cost of $1,281 million.

Some of the larger capital expenditures are amenable to capital financing. The majority of the initial mining fleet, having an approximate initial capital cost of $142 million, can be financed using capital lease agreements with vendors.  Inclusive of a down-payment of 0-15 per cent of the purchase value paid at placement of order and interest payments incurred during the construction period, capital leases reduce the capital cost by approximately $134 million, resulting in a total construction capital of $1,101 million and a total initial capital cost of $1,147 million net of mining equipment leasing.  The Base Case capital cost taking into account leases of mining equipment is shown in Table 2 below.

Sustaining costs (including capital leases) over the LOM are estimated to total $527 million.

Reclamation and closure costs are estimated at $63 million, net of security bond fees and an allowance for equipment and materials salvage at the end of mine life.

The Company announced the project construction in July 2020 and reviewed the capital cost estimate and the sustaining cost. The capital cost has been revised to $1,304 million net of equipment financing.  The increase is mainly due to adjustment in labor rate and a more conservative schedule. TSF design has also been modified following more extensive geotechnical drilling campaign.

The sustaining cost over the LOM has also been increased to $1,071 million as a result of more conservative assumptions.

Base Case Initial Capital Cost Estimate Summary (Table 1)

Area	Description	Cost, US$ M
Direct costs	Mining	323
	On-site infrastructure	143
	Processing plant	346
	Tailings	67
	Off-site facilities	42
	Total direct costs	921
Indirect costs	Indirects	188
	Owner's costs	27
	Contingency	100
	Total indirect costs	315
Total construction capital		1,236
Additional indirect costs		45
Total initial capital cost		1,281

Base Case Initial Capital Cost Estimate Summary With Leased Mining Equipment (Table 2)

Area	Description	Cost, US$ M
Direct costs	Mining	188
	On-site infrastructure	143
	Processing plant	346
	Tailings	67
	Off-site facilities	42
	Total direct costs	786
Indirect costs	Indirects	188
	Owner's costs	27
	Contingency	100
	Total indirect costs	315
Total construction capital		1,101
Additional indirect costs		45
Total initial capital cost		1,147

Operating Costs

Mining quantities were derived from first principles and mine-phased planning to achieve the planned production rates. Process operating costs estimates were developed from first principles, metallurgical testwork, IAMGOLD's salary and benefit guidelines and recent vendor quotations, and benchmarked against historical data for similar process plants.  General and administrative costs were developed from first principles and benchmarked against similar projects.  Reclamation and closure costs are estimated based on a detailed closure cost estimate prepared by SLR Consulting Canada Ltd., adjusted to include an allowance for security bond fees and a credit at the end of mine life to account for the estimated salvage value of equipment and materials.

Total operating costs for the Base Case over the LOM are estimated to be $2,947 million.

Mining and processing costs represent 46 per cent and 44 per cent of this total, respectively. Average operating costs are estimated at $14.52/t of processed ore.  Operating cost estimates exclude any allowances for contingencies.

Base Case Total Operating Costs

Cost Area	Total, US$ M	Percent of Total
Mining operating	1,366	46
Processing	1,283	44
G&A	298	10
Total	2,947	100

Base Case Average Unit Operating Costs

Cost Area	US$/t of processed ore
Mining	6.73
Processing	6.32
G&A	1.47
Total	14.52

Economic Analysis

The results of the economic analysis for the Base Case represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.  Forward-looking statements in the Côté Gold Report include, but are not limited to, statements with respect to future gold prices, the estimation of Mineral Resources and Mineral Reserves, the estimated mine production and gold recovered, the estimated capital and operating costs, and the estimated cash flows generated from the planned mine production.  Actual results may be affected by: (i) potential delays in the issuance of permits and any conditions imposed with the permits that are granted; (ii) differences in estimated initial capital costs and development time from what has been assumed in the 2018 FS; (iii) unexpected variations in quantity of ore, grade or recovery rates, or presence of deleterious elements that would affect the process plant or waste disposal; (iv) unexpected geotechnical and hydrogeological conditions from what was assumed in the mine designs, including water management during construction, mine operations, and post mine closure; (v) differences in the timing and amount of estimated future gold production, costs of future gold production, sustaining capital requirements, future operating costs, assumed currency exchange rate, requirements for additional capital, unexpected failure of plant, equipment or processes not operating as anticipated; (vi) changes in government regulation of mining operations, environment, and taxes; and (vii) unexpected social risks, higher closure costs and unanticipated closure requirements, mineral title disputes or delays to obtaining surface access to the property, among others.

The Base Case has been evaluated using DCF analysis.  Cash inflows consist of annual revenue projections.  Cash outflows consist of initial capital expenditures, sustaining capital costs, operating costs, taxes, royalties, and commitments to other stakeholders.  These are subtracted from revenues to arrive at the annual cash flow projections.  Cash flows are taken to occur at the end of each period.  To reflect the time value of money, annual NCF projections are discounted back to the Base Case valuation date using the yearly discount rate.  The discount rate appropriate to a specific project can depend on many factors, including the type of commodity, the cost of capital to the Base Case, and the level of Base Case risks (e.g., market risk, environmental risk, technical risk and political risk) in comparison to the expected return from the equity and money markets.  The base case discount rate for the 2018 FS is five per cent, which has been commonly used to evaluate gold projects.  The discounted present values of the cash flows are summed to arrive at the Project's NPV.  In addition to the NPV, the IRR and the payback period are also calculated.  The IRR is defined as the discount rate that results in an NPV equal to zero.  The payback period is calculated as the time required to achieve positive cumulative cash flow for the Base Case from the start of production.

The 2018 FS Base Case assumes that the doré will be picked up from site and delivered by the Royal Canadian Mint (the "Mint") to their refinery in Ottawa.  An indicative quote for transportation, insurance and refining was received from the Mint estimating costs at approximately $1.75/oz Au, which has been used in the Base Case cashflow model.

Working capital modelling cash outflow and inflows are included in the Base Case model.  The calculations are based on the assumptions that accounts payable will be paid within 45 days and accounts receivable received within 30 days, with an additional allowance for $15 million in materials and supplies inventory, $2 million in reagents inventory, and $1.7 million in gold inventory held in carbon within the process plant.  Initial working capital is estimated at approximately $36 million in the first year of production.

Royalties range from 0 per cent to a maximum of 1.5 per cent depending on the source of the ore within the pit. They are estimated to approximately $68 million over the life of the Base Case.  Owner's other costs consist of allowances to meet commitments to stakeholders. They are estimated at approximately $243 million over the Base Case LOM.

Taxation considerations included in the financial model comprise Provincial and Federal corporate income taxes and Ontario Mining taxes.  While the pre-tax results of the Côté Gold joint venture will be reported for income and mining tax purposes on a 70/30 basis, the after-tax results in the economic analysis should not be viewed on the basis of a 70/30 relationship.  That is, differences in the underlying tax attributes of each of the corporate co-venturers will produce actual tax results for each co-venturer that differ from a simple 70/30 split of the total tax expenses generated in the model.

Two economic analysis scenarios for the Base Case have been considered, one which includes the leasing of mining equipment, and one that does not.

The scenario which does not assume that mining equipment will be leased has an after-tax NPV five per cent of $788 million. The after-tax IRR is 14.5 per cent. The after-tax payback of the initial capital investment is estimated to occur 4.5 years after the start of production.

The LOM total cash cost is $594/oz Au derived from mining, processing, on-site general and administrative expenses, refining, doré transportation and insurance, royalties, other owner's costs and Provincial mining tax costs per ounce payable.

The AISC is $668/oz Au derived from total cash costs plus sustaining capital (including interest on capital leases), and reclamation and remediation costs.

The scenario which includes the assumption that mining equipment will be leased has an after-tax NPV five per cent of $795 million. The after-tax IRR is 15.2 per cent. The after-tax payback of the initial capital investment is estimated to occur 4.4 years after the start of production.

The LOM total cash cost is $594/oz Au derived from mining, processing, on-site general and administrative, refining, doré transportation and insurance, royalties, owner's other costs and Provincial mining tax costs per ounce payable.

The AISC is $694/oz Au derived from total cash costs plus sustaining capital (including interest on capital leases), and reclamation and remediation costs.

In both AISC presentations, AISC as reported is based solely on costs associated with the Base Case and does not take into account any other corporate costs not directly associated with the Base Case.

The economic analysis was reviewed in July 2020 at the moment the project construction was announced. The revised scenario of the extended case considered more conservative assumptions as described in the previous section (CAPEX and sustaining cost).  At a gold price of $1,350 /oz and including equipment financing, the after-tax NPV at five per cent is $1,121 million and the after tax IRR is 15.3 per cent. The after-tax payback of the initial capital investment is estimated to occur 3.7 years after the start of production.

The LOM total cash cost is $600/oz Au derived from mining, processing, on-site general and administrative, refining, doré transportation and insurance, royalties, owner's other costs and Provincial mining tax costs per ounce payable.

The AISC is $771/oz Au derived from total cash costs plus sustaining capital (including interest on capital leases), and reclamation and remediation costs.

Project Implementation

On July 21, 2020, the Company, together with SMM announced the decision to proceed with the construction of the Project. The planned construction schedule is 32 months, with the following key milestones:

  Construction start: Q3 2020 - commenced on schedule
  Major earthworks start: Q2 2021 - commenced early, in Q1 2021
  Process building enclosed: Q1 2022
  TMF Phase 1 completed: Q4 2022
  Commissioning completed: Q3 2023
  Commercial production: H2 2023

During the fourth quarter 2020, activities related to the construction of the Project continued with all key permits required for currently planned construction activities in place. Additional permits are required to complete subsequent construction elements and commissioning for operations, which IAMGOLD expects to receive in due course.  At December 31, 2020, detailed engineering reached 73 per cent which has enabled IAMGOLD to obtain firm bids and secure prices on all major equipment. This included the awarding of contracts for the fabrication of long-lead items such as the ball mill and high pressure grinding rolls. As a result, approximately 45 per cent of total expenditures from July 1, 2020 have been committed, further reducing technical and cost risks for the Project.

Also during the fourth quarter 2020, the earthwork contractors mobilized to site ahead of schedule and commenced work including pad preparation, road widening, and overburden stripping. Camp construction progressed with two additional dormitories in place in January 2021, allowing further ramp up at site. Of the total number of rooms planned, approximately 25 per cent have been installed, meeting the current requirements of the site. Camp construction to increase the current capacity on site will continue as planned and is expected to be fully commissioned by the second half of 2021. Detailed engineering will continue to advance and procurement will initiate the expediting phase for critical equipment contracts awarded in the fourth quarter 2020.

In line with company-wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Project, including PCR testing of all personnel and visitors entering the site and the mandatory use of masks in vehicles, common areas, or where social distancing is not possible. In addition to PCR testing, IAMGOLD expects to implement antigen testing. Both tests are diagnostic tools intended to reduce the spread of COVID-19 through detection and quarantine as appropriate.

2. Mining Activities - International

2.1 Africa: Burkina Faso - Essakane Mine

Unless stated otherwise, the information in the sections below (other than the information under the headings "Essakane Mining Convention" and "Mining Legislation and Permits") are based upon the technical report (the "Essakane Report") entitled "Technical Report on the Essakane Gold Mine Carbon-in-Leach and Heap Leach Feasibility Study, Sahel Region, Burkina Faso" dated January 31, 2020 (effective November 6, 2019), prepared by Vincent Blanchet, ing. (Geological Engineer, IAMGOLD Corporation), Philippe Chabot, ing. (Director, Mining, IAMGOLD Corporation), Stéphane Rivard, ing. (Director Metallurgy, IAMGOLD Corporation), Denis Isabel, ing. (Director Health Safety and Sustainability, IAMGOLD Essakane SA), Luc-Bernard Denoncourt, ing. (Projects Manager, IAMGOLD Corporation), François J. Sawadogo, M.Sc., (Chief Geologist with IAMGOLD Essakane S.A.), Travis J. Manning, P.E. (Senior Engineer), R. Breese Burnley, P.E., (Principal Engineer, SRK Consulting Inc.), Réjean Sirois, ing. (Vice President Geology and Resources, G Mining Services Inc.), and James Purchase, P.Geo., (Director Geology and Resources, G Mining Services Inc.) (collectively the "Essakane QPs"). Reference should be made to the full text of the Essakane Report which is available for review on SEDAR at www.sedar.com.

i) Mining Legislation and Permits

The mining and exploration permits comprising the Essakane mine are subject to the 2015 Mining Code No.3 036-2015/CNT, dated June 26, 2015 of Burkina Faso (the "Burkina Faso Mining Law"). The Essakane Exploration Permits (defined in Section 2.1 ii) of Item III below) are considered to be exploration permits as defined under the Burkina Faso Mining Law.  The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from the date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years; however, on the second renewal, at least 25 per cent of the original area must be relinquished. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the mining Mineral Reserves have been depleted. Pursuant to Article 21 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete rights of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines of Burkina Faso. Pursuant to article 78 of the Burkina Faso Mining Law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, IAMGOLD Essakane S.A. is required to maintain a Mineral Reserve for future reclamation in connection with the Essakane Mining Permit (defined in Section 2.1ii) of Item III below). The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed.  The Burkina Faso Mining Law also provides that work towards development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

All mining exploitation permits in Burkina Faso are subject to a 10 per cent carried ownership interest to the benefit of the Government of Burkina Faso. In addition, once a mining convention is signed and an exploitation license is awarded by the government, a royalty applies on a graduated basis based on the prevailing gold price.

The royalty rate is set at three per cent if the gold price is less than $1,000/oz, four per cent if the gold price lies between $1,000/oz and $1,300/oz, and five per cent if the gold price is greater than or equal to $1,300/oz.

The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, mining taxes and mining royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

The new Burkina Faso Mining Code was approved by the transitional government and came into effect on June 16, 2015. The application decrees were completed in 2017 and the Burkina Faso Mining Code is operational.  The changes to the Burkina Faso Mining Code include the introduction of a one per cent levy on revenues derived from business in Burkina Faso to serve local community development, the elimination of the reduced corporate tax rate, resulting in a tax increase from 17.5 to 27.5 per cent and a priority dividend payable to the State of Burkina Faso; however, the new Mining Code does not apply to the Essakane mine.

ii) Property Description, Location

The Essakane mine is located in Burkina Faso at the boundary of the Oudalan and Seno provinces in the Sahel region and is approximately 330 kilometres northeast of the capital, Ouagadougou.  It is situated approximately 42 kilometres east of the nearest large town and the Oudalan capital of Gorom and near the village of Falagountou to the east.  All the Essakane Exploration Permits are located on contiguous ground.

The Essakane main zone ("EMZ") deposit, the Falagountou West deposit and the Wafaka deposit (together, the "Essakane Mining Permit") are located within a 100.2 square-kilometre mining exploitation permit area.  The permit area is currently surrounded by six exploration permits (the "Essakane Exploration Permits") totalling 906.12 square kilometres.  The Gossey deposit is located within the Essakane Exploration Permits approximately 12 kilometres northwest of the EMZ deposit. Five of the six Essakane Exploration Permits were granted by the Ministry of Mines Quarries and Energy (the "Minister") in November 2009 for an initial three-year term ending November 2012, and were approved for renewal by the Minister for a first three-year term on December 18, 2012.  The request for a second renewal was submitted to the Minister on August 18, 2015.  For three exploration permits, 25 per cent of the initial surface area will be relinquished, whereas for two, a special request was submitted to the Minister to keep the original surface area.  In September 2018, a request for the exceptional extension of the second renewal for another three years period was submitted to the Minister for Alkoma 2, Gomo 2, Lao Gountouré 2, and Gossey 2. The different grant decrees were approved on May 2, 2019.  The Dembam 2 permit was returned to the government. The sixth Essakane Exploration Permit (the "Korizena permit") was also approved for renewal for a second three-year term on December 18, 2012 and 25 per cent of the original area covered by that permit was relinquished.  An application for a new permit on the relinquished area was subsequently filed and approved by the Minister on May 6, 2013.  On the same date, all of the taxes due were paid.  On August 18, 2015, a request for extending the actual surface area of the sixth permit for another three year period was submitted to, and approved by, the Minister.  In September 2018, a new permit request was submitted for Koritigui (former Korizéna) to the Minister for approval.  The request was made under IAMGOLD Exploration Mali.  As of the date of the Essakane Report, the grant decree is pending. The seventh permit was granted on May 6, 2013 by the ministerial decree 2013/000076/MME/SG/DGMGC, and subsequently renewed in late 2016. On March 29, 2019, the second renewal of Gaigou was approved by the Minister of Mines (decree 2019-99/MMC/SG/DGCM).  A total of 25 per cent of the original surface was relinquished.

At the completion of the renewal process, the total surface area will be 906.12 square kilometres.

The Gossey deposit is located on the Korizéna and the Lao Gountouré 2 permits.

iii) Type of Mineral Tenure

The Essakane Exploration Permits are in good standing.  Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study, but there is precedent in Burkina Faso for variations to this rule.  The total entitlement of an exploration permit is nine years.  Exploration permits are guaranteed by the Burkina Faso Mining Law, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit.

IAMGOLD acquired Orezone Resources Inc. ("Orezone Resources") in 2009, and the Essakane mine was transferred to IAMGOLD Essakane S.A. A title opinion prepared by a lawyer in Burkina Faso, dated February 23, 2009, confirmed that six exploration permits for the property comprising the Essakane mine as well as an industrial large gold mine exploitation permit were granted by the Minister under the mining laws of Burkina Faso to, among other subsidiaries of IAMGOLD, IAMGOLD Essakane S.A.

IAMGOLD Essakane S.A. is a Burkinabé company created for the purpose of developing and operating the Essakane mine. The entity's name was changed to IAMGOLD Essakane S.A. on July 5, 2012. The Company owns 90 per cent of the outstanding shares of IAMGOLD Essakane S.A., while the Government of Burkina Faso has a 10 per cent free-carried interest in the outstanding shares of IAMGOLD Essakane S.A.  The Government of Burkina Faso also collects a royalty of between three and five per cent, depending on the current price of gold, and various other taxes and duties on the imports of fuels, supplies, equipment and outside services as specified in the Burkina Faso Mining Law.

iv) Essakane Mining Convention

In July 2008, the mining convention (the "Essakane Mining Convention") for the Essakane mine was signed by the Government of Burkina Faso and IAMGOLD Essakane S.A. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, IAMGOLD Essakane S.A. was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to IAMGOLD Essakane S.A. by describing the Government of Burkina Faso's commitments and operational tax regime and the obligations of IAMGOLD Essakane S.A. to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, IAMGOLD Essakane S.A. is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane FS and the EA. The Essakane Mining Convention is valid from the date of issuance for a period of 20 years and is renewable for the full life of the Essakane Mining Permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of IAMGOLD Essakane S.A. or the Government of Burkina Faso for one or more periods of 10 years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

In accordance with Burkina Faso's statutory requirements and international best practices, the ESIA had been submitted to the Burkina Faso Minister of the Environment on August 8, 2007. After review and public consultations, the environmental permit (the "Essakane Environmental Permit") for the Essakane mine was issued by the Minister of the Environment on November 30, 2007.

As the Gossey deposit is at an early stage, no environmental, permitting, and social or community impact studies have been carried out.

v) Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Essakane mine area and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit.  The average elevation over the mine site is 250 metres above sea level. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths. Deforestation has been significant, particularly in the area surrounding the original village of Essakane.

There are no major commercial activities in the Essakane mine area and economic activity is confined to subsistence farming and artisanal mining.  There are no operating rail links and all transport is by road or by air using an aircraft owned and operated by IAMGOLD Essakane S.A. The climate is typically hot, sunny, dry and somewhat windy all year long, with the temperature ranging from 10oC to 50oC.  A wet season occurs between late May and September, with mean annual rainfall of approximately 397.5 millimetres.  Surface rights in the area of the Essakane Mining Permit belong to the State of Burkina Faso.  Utilization of the surface rights is granted by the Essakane Mining Permit under condition that the current users are properly compensated.  Electricity to the EMZ deposit is supplied by on-site heavy fuel oil generators and solar power; satellite communication is also available at the Essakane mine.  Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the mining camp.  A 26 MW power plant, fuelled with heavy fuel oil was built for the first production phase.  Another 31 MW of capacity was added in 2013 to power the expanded milling circuit.  In 2018, a photovoltaic solar farm was commissioned. This power plant provides 15 MW to the Essakane mine without any carbon-emission and helps reduce the mine's reliance on fossil fuels.  The main sources of water are the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

IAMGOLD Essakane S.A. initiated local training programs for artisans and unskilled labour was sourced locally with skilled labour drawn from Burkina Faso at large. Up to 150 expatriates from North America and Europe were required in the initial years of production, but that number decreased as Burkinabé workers acquired the expertise and experience to replace the expatriate employees.

The TSF is located southwest of the open pit mine and processing plant. The main mine waste storage facility is located east of the open pit mine. Other waste disposal sites are being considered for future use.

vi) History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by Compagnie d'Exploitation des Mines d'Or du Burkina ("CEMOB") during the period from 1992-1999. From available records located in Burkina Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 g/t Au and achieved 73 per cent recovery. It is estimated that 3,300,000 ounces of gold have been extracted from the local area since 1992.  At its peak, up to 15,000 artisanal miners worked the EMZ deposit.

The Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach testwork between 1989 and 1991. The heap leach facility was constructed in 1992 and produced 18,000 ounces in 1993, but averaged between 3,000 and 5,000 ounces per year. Efforts were also made to leach saprolite from the EMZ deposit, but based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining exploration permit in 1991. The permit covered most of the area, which is now included within the Essakane Mining Permit (excluding the Gomo permit). BHP Minerals International Exploration Inc. ("BHP") assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in.  BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout RC drilling was completed (including on the Falagountou and Gossey prospects), followed by RC drilling (7,404 metres of vertical holes on a 100 metre by 50 metre grid) and a few DD holes (1,462 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation ("CIMC") secured title and in July 2000, six new Essakane licenses were granted to CIMC.  In September 2000, CIMC entered into an option agreement with Ranger Minerals ("Ranger") pursuant to which Ranger undertook an exploration program, focusing on intensive RAB and RC drilling of an oxide resource between October 2000 and June 2001.  RAB drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow-up RC drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of DD on twins and extensions.  Ranger mapped and sampled veins in the BHP trenches.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited ("GF BVI"), Orogen Holdings (BVI) Limited and (Essakane (BVI) Limited) entered into a members agreement and also set out the terms and conditions on which the parties would form a joint venture.  GF BVI earned a 50 per cent interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration.  It increased its ownership to 60 per cent in the Essakane mine when it gained a further ten per cent interest in Essakane (BVI) Limited after Essakane (BVI) Limited completed the Essakane Feasibility Study on September 11, 2007.  In October 2007, Orezone Resources entered into an agreement with GF BVI to acquire its 60 per cent interest in the Essakane mine in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources shares. The transaction closed on November 26, 2007 and Orezone Resources became the operator and owner of a 100 per cent interest in the Essakane mine subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, the Essakane Mining Permit was granted, which resulted in the transfer of the Essakane mine to IAMGOLD Essakane S.A.

Orezone Resources was the project operator at the Essakane mine from July 2002 through December 2005.  The 2006 project development exploration program on the deposit was carried out by GF BVI and focused on quality of gold assay, quality of geological modelling and quality of Mineral Resource estimation.  Commercial production started on July 16, 2010.

vii) Geological Setting

The Essakane mine is situated in the Paleoproterozoic Oudalan-Gorouol greenstone belt in northeast Burkina Faso.  The local stratigraphy can be subdivided into a succession of lower-greenschist facies meta-sediments (argillites, arenites and volcaniclastics), conglomerate and subordinate felsic volcanics, and an overlying Tarkwaian-like succession comprised of siliciclastic meta-sediments and conglomerate. Each succession contains intercalated mafic intrusive units that collectively comprise up to 40 per cent of the total stratigraphic section.

The region preserves evidence for at least two regional deformational events. D1 structural elements such as the Essakane host anticline are refolded by a series of North-Northeast-trending F2 folds. Later localized deformation occurs near the margin of a calc-alkaline batholith in the south of the Essakane mine area. The Markoye fault trends North-Northeast through the western portion of the Essakane mine area and separates the Paleoproterozoic rocks from an older granite-gneiss terrane to the west.

The Korizéna prospect is situated approximately 10 kilometres west of the Essakane deposit and is the southern continuity of the Gossey deposit.  Both have similar geology.

The geology of the Gossey deposit includes sequences of detrital sedimentary rocks (quartz-arenites, quartz-feldspathic sandstones, fine to microconglomeratic lithic sandstones with polygenic clasts, lithic sandstones with pelitic fragments, greywackes, argillites/ graphitic siltstones) interbedded with igneous rocks (gabbro, diorite, gabbro-diorite, andesite) mainly arranged as sills and dykes (Allou et al. 2013).  Structurally, this prospect is controlled by the Markoye fault especially its branch named the Gossey-Korizéna shear zone.  The Markoye fault is a regional structure close to the prospect characterised by a predominantly NNE-SSW reverse directional sinistral shear corridor.  The main deformation structures observed on this corridor are schistosity and shear planes. The effect of weathering makes it very difficult to measure these in the field.  These measurements were mainly carried out on the oriented core and confirmed that the schistosity planes were parallel to the stratification.  A more detailed analysis of these planes (stratification and schistosity) by zone reveals a progressive flexure of the orientations, going from the NNE-SSW with dipping an average 60° east in the north, towards the NE-SW with a dip subvertical and slightly inclined westwards to the south (Allou et al. 2013).  In addition to this schistosity, other structures are observed: asymmetrical sheared quartz veins (boudins), tension veins arranged in echelon and sigmoid clasts.  This corridor is also marked by quartz veins of decametric size and oriented from N10° to N40°.  Sometimes these veins are parallel to the shear corridor and have a brecciated structure characterized by crushed quartz taken from siliceous cement.

viii) Mineralization

The EMZ deposit is an orogenic gold deposit characterized by quartz-carbonate stockwork vein arrays and is hosted by folded turbidite succession of arenite and argillite. Gold occurs as free particles within the veins and is also intergrown with arsenopyrite +/- tourmaline on vein margins or in the host rocks.  The gold particles occur without sulphides in the weathered saprolite. The gold is free-milling in all associations.

The vein arrays are complex and consist of: (i) early bedding parallel laminated quartz veins; (ii) late steep extensional quartz veins; and (iii) pressure solution cleavage (with pressure solution seams normal and parallel to bedding).

Alteration in the host arenite unit typically consists of a sericite > carbonate > silica ± albite ± arsenopyrite ± pyrite assemblage.  Arsenopyrite and pyrite occur within and adjacent to quartz veins or are disseminated throughout areas of wall rock alteration. Traces of chalcopyrite, pyrrhotite, galena and hematite can occur with the arsenopyrite.  Gold occurs as free particles within the veins and also as intergrowths in arsenopyrite on vein margins or in the host rocks.

The Gossey deposit mineralization is mainly hosted in sandstone to conglomeratic sedimentary formations along contacts with basic to intermediate intrusive dykes, and rarely within these intrusive units. Gold mineralization is also associated with quartz-vein (brecciated, banded, sheared, and as boudins) systems present in highly silicified zones and accompanied by sulphides.

At the Wafaka deposit, gold mineralization appears to be controlled by a series of shear zones and occurs in a network of parallel fracture systems associated with calcite and quartz within strongly deformed and hydrothermally altered turbidite rocks.  The contact between the sedimentary sequences and the dioritic intrusion (dykes and sills) sometimes contains gold.

Drill cutting and core observations have confirmed that the gold mineralization in the Falagountou West depoist is structurally controlled, hosted in sheared and brecciated zones in the hanging wall contacts between sedimentary and intrusive rocks along a north-northwest to north trend.  Gold is associated with quartz veins and is found disseminated in the wall rock, as well.  There is a strong spatial relationship between the gold mineralization structures and the swarm of intrusive dykes that intrude the sedimentary sequence, suggesting that part of the fluid responsible for the gold deposition may have been exsolved from the dioritic magma during its emplacement.  The alteration assemblage encountered is silica-calcite-chlorite.  Pyrite and arsenopyrite are the main sulphide minerals observed to date, both in sedimentary rocks and in the dioritic dykes.

Exploration

The Essakane mine has been explored since the 1990s by geochemistry sampling, mapping, trenching, Aster/Landsat image analysis and interpretation, geophysical surveys, and drilling.  Exploration prior to the Company's ownership is described in Section 6 of the Essakane Report.

Trenching

In the early 1990s, CEMOB excavated five trenches for a total of 705 metres. An additional 4,903 metres of trenching was completed by BHP in 1993 to 1996.

Geophysics

The first airborne geophysical survey reported in the area was an aeromagnetic/radiometric survey commentated by BHP over the both Essakane Exploration Permits and Essakane Mining Permit areas in 1995.

Between November 26, 2009 and February 10, 2010, a total of 30,407 line-km was flown over the Essakane Exploration Permits and the Essakane Mining Permit by South African contractor Xcalibur Airborne Geophysics for a high resolution magnetic/radiometric survey.  Total and vertical gradient magnetics along with uranium/potassium/thorium (U/K/Th) radiometrics were recorded.  Two induced polarization areas were surveyed by Sagax Geophysics in 2010: one immediately north of the EMZ deposit and the other immediately south.

During April 2017, two areas were covered by a helicopter borne geophysical survey of VTEM Plus (Versatile Full Waveform Time-Domain Electromagnetic) carried out by GEOTECH Airborne Geophysical surveys.

The two survey areas (Tin-Taradat-Gossey-Korizéna block and Gourara block) are located approximately four kilometres south and seven kilometres west of the Property.  The survey areas were flown in an east-west (N100°E azimuth) direction for the Tin-Taradat-Gossey-Korizéna block and east-west (N90°E azimuth) direction for the Gourara block with traverse line spacing of 100 metres.  Tie lines were flown perpendicular to the traverse lines at a spacing of 1,000 metres.

A total of 2,674 line-km covering 238 square kilometres and 341 line-km covering 30 square kilometres was surveyed over the Tin-Taradat-Gossey-Korizéna block and the Gourara block, respectively.

Geochemical Sampling and Regolith Mapping

Geochemical sampling, which involved assaying for gold and arsenic, conducted in the area successfully located potential targets for follow up pitting and drilling.

A regolith map was completed during the soil sampling process.  Outcrop is limited and there is an extensive cover sequence of residual soils and transported material.  The southern permits are characterized by a higher proportion of outcrop.

From 2001 to 2004, Orezone Resources collected pisolith samples over the major prospects of the Essakane mine area.  A follow up of the anomalies by AC drilling was executed in 2007, after Goldfields joined Orezone Resources.

Since 2010, Essakane Exploration SARL has conducted several campaigns of regional shallow and deep follow up AC drilling over a large portion of the exploration permits with the aim of finding gold mineralization masked by transported material and were therefore not able to be located by conventional geochemical sampling.

Satellite Imagery Interpretation

An interpretation of structural geology derived from Aster image and aeromagnetic data was carried out by the Orezone Resources exploration team.  A number of fold axial traces observed have a spatial relationship with the main gold mineralization.  These observations suggest that a significant proportion of the gold occurrences on the permits are associated with this folding event.

ix) Drilling

EMZ, Falagountou West, and Wafaka Deposits

Orezone Resources and GF BVI drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. IAMGOLD Essakane S.A.'s drilling objectives include infill drilling to upgrade Inferred Mineral Resources, expanding the resource inventory and better understanding the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

Gossey Deposit

The first pass of conventional drilling over the Gossey deposit area was undertaken in 1995 by BHP. When Orezone Resources took over the Essakane mine in 2003, they continued with a second pass shallow RC drill program from November 2003 to December 2004. IAMGOLD pursued the exploration activities over the Gossey project in 2012 with an extensive drilling phase with the goal of defining mineral resources.

During the second quarter of 2017, an infill RC drill program on a 50 metre x 50 metre pattern was implemented at the Gossey deposit. This drill program was completed during the third quarter of 2017, and a total of 15,254 metres (124 RC holes) were drilled.

In 2018, a second infill drill program of 14,300 metres commenced. The objectives of this Phase 2 drill campaign were to test for strike extensions of the deposit, test grade continuity to a vertical depth of approximately 100 metres and convert Inferred Mineral Resources into Indicated Mineral Resources. The drill spacing was reduced to 50 metres x 25 metres in mineralized areas.  This program was completed during April 2018 and 14,284 metres (191 RC holes) were drilled.

x) Sampling Method & Quality Control

EMZ, Falagountou West, and Wafaka Deposits

Most of the drill holes are sampled at one metre intervals.  Core is sawed in two and one half sent for assaying when the hole is either outside the MII pit shell or selected by the geologist.  Otherwise the entire length sample is crushed and pulverized.  The entire sample is crushed to 95 per cent passing two millimetres in a Terminator or Boyd crusher.  It is then split in 12 parts in a rotary splitter and a 1.2 kilogram sub-sample is pulverized to 95 per cent passing 105 microns with LM-5 or with LM-2 mills. A 1,000 g sub-sample is assayed by LeachWELL rapid cyanide leach over 12 hours with an AA finish.  Initially, 10 per cent of assays that returned over 0.3 ppm Au had their solid residues re-assayed using fire assay.  This percentage was raised to 25 per cent in 2016.  In addition, five per cent of assays below 0.3 ppm Au are re-assayed by fire assay.  It is noted that all Keegor mills have been replaced with LM-5 mills, however, they are still available during rush periods.

All crushing and pulverizing rejects are returned to and stored at the resource development facility where 20 per cent are later selected for check assaying at a commercial laboratory in Ouagadougou using the same protocol.  Check samples are selected on the basis of the presence of arsenopyrite mineralization regardless of the original grade.  It was found that choosing the check samples based on the Essakane mine laboratory assay results alone resulted in a selection bias (i.e., over a long term, check samples, on average, returned lower values than the mine laboratory's results).

Since the acquisition of IAMGOLD Essakane S.A. by IAMGOLD in 2009, all assays were carried out using the LeachWELL method on one kilogram samples followed with fire assay of the tails when the grade was higher than five g/t Au.  However, the assaying protocol has been adjusted over the years to make it more appropriate as the understanding of the deposit increased.

RC drilling is carried out using 140 millimetre (5.5 in.) diameter holes with five metre sample intervals.  The seven kilogram field split is dried and pulverized to P95 of 500 microns in Keegor mills.  Occasionally, when the sample is comprised of coarse particles, crushing is performed through a Terminator or Boyd Crusher prior to the pulverization stage.  The sample is split in a rotary divider until two sub-samples weighing one kilogram each are obtained.  One sub-sample is pulverized to P95 of 500 microns and 1,000 gram sample is assayed by LeachWELL rapid cyanide leach.  Similar to the DD samples, 25 per cent of samples grading above 0.3 ppm Au and 5% of samples grading below 0.3 ppm Au have their solid residues selected for re-assay using fire assay analysis method.

Approximately 20 per cent of the crushed RC pulps are sent to ALS CHEMEX and SGS in Ouagadougou, for check assaying.

In 2014, revisions were made to the preparation protocols in order to address concerns raised by the Agoratek International Consultants Inc. sampling consultant.  The main concerns addressed were the mass of RC samples and the pulverization size.  On the initial protocol the RC sample mass submitted to pulverization was 1.2 kilogram.  Also, pulp duplicate are sent to the external laboratory instead of coarse duplicate.  The quantity of water and the rolling time have been revised as well.

The revisions included changing the pulverization size from P90 of 75 microns to P95 of 500 microns for RC samples (to avoid flattening of coarse gold) and matching preparation and assaying protocols of the primary (mine) laboratory and the check laboratory, particularly concerning the amount of water used in the LeachWELL leaching stage and the time the bottles were rolled.

IAMGOLD Essakane S.A. is using a QA/QC system which involves insertion of CRMs supplied by Rocklabs Limited and locally sourced blanks.  The CRMs were selected based on the range of gold grades and type of material to be submitted to the laboratory (oxide or sulphide sample).

Standards (100 g weight) are inserted at a rate of one standard per 20 samples.  Results for every batch of CRMs, reported by the assay laboratory, are assessed by IAMGOLD's database manager prior to upload of any assay data into the SQL database.  The average of the CRM results for each batch is reported to the laboratory manager in a qualitative way by e-mail (trends showing over or underestimation; evidence for poor instrumental drift corrections; differences occurring at operator shift changes, etc.). Records of these assessments are stored in the IAMGOLD Essakane S.A. database.

Blanks consist of coarse granite sourced from the west of Burkina Faso. They are inserted at a rate of one blank per 20 samples, mostly within the expected mineralized interval.  Formerly, barren quartz was used as blank material.  One kilogram bags of granite blank material are inserted into the sample stream and prepared in the same way as any other RC or DD sample.

The field duplicates insertion rate is one per 20 samples and 20 per cent of pulps are selected for external laboratory checking.

The failure criteria are as follows:

  The standard is considered to have failed when it is outside ±3 standard deviations.
  Blanks are considered to have failed when the assay grade is greater than ten times the detection limit (D.L =0.001 g/t Au).
  Duplicate precision has been recommended after the construction of a ranked Half Absolute Relative graph.

In respect of sample security, following IAMGOLD's acquisition of Orezone Resources and the Essakane mine in 2009, all drill samples were collected under direct supervision of the project staff from the drill rig and remained within the custody of the staff up to the moment the samples were delivered to the Essakane mine laboratory.

Samples, including duplicates, were delivered from the drill rig to a secure storage area within the fenced Essakane mine core facility. Then blanks and certified reference materials were inserted. Chain of custody procedures consisted of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.  Sample security has relied upon the fact that the samples are always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility.

The internal Laboratory Quality control protocol is robust and sample turnaround is within the acceptable range.  The sample preparation, analysis and security procedures at the Essakane mine are adequate.

Gossey Deposit

Samples were collected every 0.5 metres (around 10-20 kilogram each) and weighed at the drill rig. Once transported to the Essakane mine site, a one metre composite was formed by combining two 0.5 metre samples. This was subsequently reduced in size through a 1-tier, 50:50 riffle splitter to produce a final split for the laboratory weighing approximately five kilogram, with a coarse reject preserved for archiving. The remaining material was discarded after a small portion was retained for the chip tray.

The insertion of QA/QC samples into the sample stream was completed in accordance with protocols developed for the Essakane mine.  The purpose of submitting QA/QC samples is to ensure the integrity of the assay data, by drawing attention to any erroneous or suspicious laboratory results, and ensuring an auditable trail is available if any issues arise.

All samples were analyzed by the mine site laboratory, which was toured by G Mining Services Inc. ("GMSI") in March 2018. Approximately 10 to 20 per cent of the regular sample pulps were sent to an external laboratory (SGS Ouagadougou) as intra-laboratory umpire check assays.

The QA/QC sample protocol results in a batch of 24 samples sent to the laboratory containing at least one blank, one standard, and one field duplicate.  When a standard fails (result is greater than 3SD of the certified value), the 10 samples before and after the failed sample (21 in total including the failed sample) are reanalyzed.

All standards for the 2017 and 2018 drilling campaigns at the Gossey deposit were sourced from Rock Labs.  G Mining Services Inc. notes that the Rock Labs CRMs quote an assigned value for the fire assay technique, however the Gossey samples were analyzed using the LeachWELL technique. Due to the difference between the two analysis methods, some deviations in the overall mean values could have occurred.

Of the non-blank CRMs inserted into the sample stream, approximately 54 per cent contained oxide matrices, and the remaining 46 per cent contained sulphide matrices. All relevant data was recorded on a sampling sheet and sample ID's were assigned accordingly to each one metre composite. The sample sheet includes the insertion of QA/QC samples.

All sampling data is captured in Microsoft Excel and is transferred daily onto the Data Coordinator's computer. This data is subsequently imported into the central database (DataShed) either directly, or via the data input software (Logchief).

GMSI representatives toured the Essakane mine laboratory in March 2018 to oversee the sample preparation and assaying techniques applied to samples from the Gossey deposit. The laboratory was considered to meet the specifications required for reporting under the 2014 CIM guidelines and assay data produced are considered suitable for inclusion in the estimation of Mineral Resources.

The following procedure was observed for assaying RC samples for the Gossey deposit:

  Sample weighing and drying at 105°C
  Pulverisation of entire sample (five to seven kilograms) in a Keegor pulveriser to P95 at 500 microns
  Splitting of pulverised sample using a rotary splitter to obtain a one kilogram split for assaying
  Analysis using the LeachWELL techniques:
  Two parts water to one-part sample (two litres of water)
    Addition of one LeachWELL tablet
    Leach time of 12 hours, ensuring that the pH remains above 10.5
    Decanting time of one hour, homogenization of the solution for seven minutes and final AA spectroscopy finish of the solution
  20 per cent to 30 per cent of the residues are analyzed by fire assay where the grade is > 0.3 gram/Au:
    Residue is filter-pressed, washed, and dried at 105°C
    Residue is rotary split to obtain a 50 gram sub-sample
    Typical fire assay route and AA spectroscopy finish QA/QC sample analysis results for the 2017 and 2018 drill programs were provided to GMSI for review as part of the Mineral Resource for the Gossey deposit. No QA/QC data was made available to GMSI for the historical data.

Fifteen various CRMs (14 certified standards, one uncertified blank) were routinely inserted into the sample stream at a rate of two per batch of 24.  In addition, quartz blanks used to wash the Keegor pulverisers were analyzed to detect any contamination.  The various CRMs contain grades ranging from very low-grade (0.077 g/t Au) to high-grade (5.96 g/t Au) and represent either oxide or sulphide matrices. Geologists from the Essakane mine consider any CRMs falling outside of three standard deviations as a failure, which resulted in reanalysis of the batch by the laboratory.

Blank performance is considered good, with both the Keegor blanks and the blanks inserted into each batch (2,134 in total) returning acceptable results, with only two instances where the detection limit (0.001 g/t Au) was achieved.

Overall performance of the oxide CRMs (OXA131, OXC129, OXC145, OXD144, OXF125, OXH122, and OXJ95) is considered acceptable, with the vast majority of samples falling within the three standard deviations supplied by the provider of the CRM.  More variability was observed in the 2018 drilling for the low-grade (0.205 g/t Au) CRM OXC129; however, the results still centre around the expected certified value.

Overall performance of the sulphide CRMs (SH82, SH69, SL76, SI64, SJ80, SK94, and SL77) is considered acceptable, with the vast majority of samples falling within the three standard deviations supplied by the provider of the CRM.  The performance of CRM SL77 (high-grade, 5.181 g/t Au) was relatively poor for the 2017 drill campaign; however, the results for this CRM during the 2018 drill campaign improved significantly.  GMSI notes that no low-grade sulphide standard was available for analysis. Ideally, a low-grade sulphide standard in the range of 0.2 - 0.5 g/t Au should be used to ensure the effective analysis of low-grade material.

Field duplicates were taken at a frequency of one for every 20 regular samples. Field duplicates are analyzed at the Essakane mine laboratory and were produced from the coarse rejects (during initial sample splitting). Due to the high-nugget gold nature of the Gossey deposit, it is expected that a certain proportion of the field duplicates will fall outside of the accepted limits.

For the 2017 and 2018 drill campaigns, between 10 per cent and 20 per cent of the original sample pulps were sent to SGS Ouagadougou as umpire check assays.  SGS Ouagadougou followed the same analytical procedure as the Essakane mine laboratory, ensuring that the results are comparable.  Only pulps with an original assay result of greater than 0.3 g/t Au were sent to SGS Ouagadougou.

xi) Data Verification

EMZ, Falagountou West, and Wafaka Deposits

Different procedures have been put in place to collect information depending on the exploration method used.  In general, field collection of data is entered on paper forms at the drill site and is then transcribed into Microsoft Excel worksheets at the exploration office (one worksheet per hole).

Since 2013, field data has been entered directly into a laptop using Maxwell GeoServices' LogChief geological database software and thereafter synchronized and transferred into the central database. This procedure is also followed for logging core and RC chips at the exploration office.

Data validation is carried out by the project or database geologist after all data entry for the hole has been completed.  Another set of data validation (such as invalid from and to, out of range, or invalid type values) is run on the data once it has been imported into DataShed.  A separate set of validation steps is followed for the assay data after it is imported into DataShed.  All paper copies of logs and assay certificates in PDF and Microsoft Excel format are archived for future reference.

Prior to any resource estimation work, 20 per cent of the content of the database is validated. Holes are randomly selected and the following fields are inspected for possible discrepancies: survey, assays, and lithology. Azimuth and dips are investigated for possible errors. The length fields of drill holes in the "Header" tab versus the final survey measurements are verified.  A crosscheck of all samples of the selected drill holes is carried out between laboratory certificates and assay values in the GEOVIA GEMS database to make sure that all gold assay intervals match the laboratory certificates. Investigations are carried out on the lithological information as well.

Gossey Deposit

Drill hole information for the 2018 drill program at Gossey was provided to GMSI from the IAMGOLD Essakane S.A. geologists on May 10, 2018. The drilling database was provided as a single Microsoft Excel spreadsheet containing the various downhole tables (Collar, Survey, Assays, Lithology, Density, Hardness, and Alteration).

A total of 1,106 drill holes were available for grade estimation.  The database was reviewed and corrected, if necessary, prior to final formatting for resource evaluation.  The following activities were performed during database validation:

  Validate total hole lengths and final sample depth data;
  Verify for overlapping and missing intervals;
  Check drill hole survey data for out of range or suspect down-hole deviations;
  Visual check of spatial distribution of drill holes; and
  Validate lithology codes.

A new weathering interpretation was provided to GMSI by the Company's geologists that standardized the logging practices between the resource development team and the exploration team.  This ensures that hardness is recorded consistently and that laterite, saprolite, transition, and fresh rock is clearly interpreted between sections.

Assay certificates (both PDF and csv versions) for all IAMGOLD Essakane S.A. drilling at Gossey since 2011 were available for review.  Forty-nine analysis certificates were compared with the drill database to ensure that assay data was appropriately imported into the database.  All assay results from the checked certificates agree with the stored database used for resource estimation.

GMSI personnel visited numerous drill collars from the 2018 drill campaign during the site visit between March 27 and March 31, 2018. In addition, artisanal workings were visited and the ongoing drilling was monitored to assess the drilling and sampling procedures. Drill collars were identified by a concrete base with the name of the drill hole engraved onto it along with the end-of-hole depth. Results of the QA/QC from the 2017 and 2018 drill campaigns were reviewed and found them to be within acceptable limits.

xii) Mineral Processing and Metallurgical Testing

Metallurgical Testing

Metallurgical testwork has been carried out on different samples of ore types from the EMZ deposit by international metallurgical laboratories since 1990. No metallurgical testwork has been carried out on the Gossey deposit, however, assays have been undertaken using the LeachWell method, which gives an indication of any refractory material within the sample. It was determined, in the early stages of the development of the Essakane mine, that heap leaching process would not be feasible. Therefore, a conventional crushing, milling, gravity concentration and CIL gold plant was justified at the Essakane mine.

Since 2009, additional testwork was completed, the results of which were used to refine the process design parameters for the 2014 plant expansion and to assess the amenability of Falagountou ore to the Essakane mine's gold extraction method.

Extensive leaching tests were conducted on the various ore types. A common characteristic of the Essakane mine's ore is slow leaching kinetics if the whole ore is subjected to cyanidation without removing the coarse gold particles in a gravity concentrate.

Accordingly, gravity concentration was considered necessary for the Essakane CIL plant.

Optimization studies, focused on grind size and recovery versus operating costs, concluded that the economical optimum grind size for fresh rock was a P80 of 125 microns. The presence of activated carbon during leaching showed improved leaching kinetics and recoveries. This observation led to the use of a Leach-CIL circuit as opposed to a Leach-CIP circuit.

As part of the plant expansion program, additional metallurgical testwork and ore characterization were carried out at SGS Lakefield Research Ltd ("SGS") during 2011. Comminution testwork was performed on fresh PQ drill core samples. The samples were found to be harder than those used for the initial plant design.  Several gravity tests were carried out on the ore and confirmed a predicted gravity gold recovery of 45 per cent.  Leach tests were completed on the gravity tails and the run of mine ore. The results showed that a combined (gravity and leach) recovery of 92 per cent should be expected with a 36 hour leach time. The estimated consumptions were 0.4 kg/t for cyanide and 0.6 kg/t for lime after the planned leach time of 36 hours.

More recently, further consideration was given to new grinding technology and on Heap Leach potential. Laboratory testing was then conducted in three separate phases by Kappes, Cassiday & Associates ("KCA"). The details of the first two phases are discussed in the "Technical Report on the Essakane Gold Mine Heap Leach Pre-Feasibility Study, Sahel Region, Burkina Faso" dated June 5, 2018. The first phase of testwork completed by KCA included head analysis, coarse bottle roll leach tests, percolation testwork, compacted permeability tests, and column leach tests on two bulk grab samples from the EMZ deposit.

Based on the results from the first round of metallurgical testing at KCA, a second program was put together to have sufficient testing to be representative of the Argillite and Arenite rock types expected to be sent to the heap from the EMZ deposit.  The second phase of testwork completed by KCA included head analysis, bottle roll leach tests, comminution testing, HPGR testing, percolation testwork, compacted permeability testwork, and column leach tests on composites from core samples taken from 27 metallurgical drill holes.

A third program was put together to improve upon the operational representativity taking also agglomeration into consideration and added testing on the turbidite rock type.  The third program tested material crushed to represent open and closed circuit HPGR products and extended the leach time on the column tests. The third phase of testwork completed by KCA included bottle roll leach tests, HPGR testing, compacted permeability testwork, and column leach tests on selected composites from the second program, based on available material, and a turbidite composite.

Mill Throughput

Ore is currently processed using two stages of crushing, semi-autogenous grinding (SAG), ball mill grinding, pebble crusher grinding (SABC), gravity concentration, and a CIL gold plant.  The 2008 updated financial statements proposed a process plant throughput rate of 7.5 Mtpa.  During construction, some debottlenecking improvements were made to the design, resulting in a revised nameplate capacity of 9.0 Mtpa based on processing 100 per cent saprolite ore.  Due to further operational improvements, plant throughput has increased beyond the constructed design capacity.

Fresh rock CIL plant feed has gradually increased from 2012 onwards.  To maintain gold production levels, with increasing proportions of fresh rock in the CIL plant feed, an expansion was completed in 2014.  The objective was to double the fresh rock processing capacity from 5.4 Mtpa on a 100 per cent fresh rock basis to 10.8 Mtpa.

The CIL plant expansion was commissioned in February 2014, and effectively doubled the fresh rock processing capacity. The mill upgrade project is on-going and mill throughput will reach 11.7 MTPA of fresh rock specific energy equivalent.  No material from the Gossey deposit has been milled in the CIL gold plant.

Mill Overall Recovery

Metallurgical testing on drill cores and samples from the Essakane mine's CIL circuit was carried out by SGS after the mill expansion to further understand the causes of the recovery variation while processing fresh rock. The metallurgical tests included gravity separation, CIL tests, preg-robbing validation tests, whole ore leach tests, intensive leach tests, and diagnostic leach tests, as well as investigating the effects of grind size.

The SGS study in June 2015 indicated a risk for lower recovery related to the amount of graphitic ore present in future mining zones, according to the LOM. Consequently, IAMGOLD Essakane SA initiated several studies on the following initiatives to mitigate this issue:

• Oxygen addition to CIL: potential to decrease cyanide consumption, increase recovery, and increase leaching kinetics.

• ILR to treat gravity concentrate: will increase gold recovery compared to the original shaking table equipment.

• Optimization of the carbon profile in the CIL: will lead to a better management of the gold inventory in the CIL circuit and mitigate the preg-robbing effect.

Metallurgical testing on representative samples from the Falagountou deposit was completed in May 2014 by SGS. The metallurgical tests included assaying, mineralogy, gravity separation, and CIL testwork. The test program concluded that:

• Graphite content was low in all samples, as most of the elemental carbon is associated with carbonate material.

• Sulphur grade was low in the saprolite and transition samples, and slightly higher in the fresh rock samples.

• The fresh rock samples were categorized as relatively soft based on the Bond Ball Mill Work Index, and had excellent recoveries when treated in a gravity CIL circuit.

The average CIL gold recoveries used per rock type from the Falagountou and Essakane pits are as follows:

	Essakane Pit	Falagountou Pit

Rock Type	Recovery (%)	Recovery (%)

Saprolite	95.0	95.5

Transition	92.8	93.5

Hard Rock	91.9	92.0

Note: the aforementioned recoveries are applied to leach well grades.

Geometallurgy Program

To reduce the impacts associated with the ore variability, a geometallurgical project was launched in 2016 to enhance ore management through a better understanding of the geology. All pertinent information will be incorporated in the block model by interpolation of different parameters in relation to the gold recovery in the CIL plant.

The geometallurgy program is constantly evolving and two new graphitic carbon and sulphur analyzers were purchased and installed in the assay laboratory and are used to analyze mill tails samples. Onsite testing of plant and grade control samples for Cg and sulphur analysis are now carried out on a regular basis in the assay laboratory.  Good correlations are observed between graphitic content and plant residues hence allowing for better operation reaction and better control.

xiii) Mining Operations

Mining is carried out using a conventional drill, blast, load, and haul surface mining method with an owner fleet. The annual mining rate was 55.2 Mt in 2020 with a stripping ratio of 2.5. Approximately 12.4 Mt of ore at an average grade of 1.18 g/t Au for a total of 404,000 oz of gold were produced in 2020. Currently the mining plans are limited to the Essakane main pit and two of its satellites namely Lao and Gorouol.

The Falagountou, Wafaka, EMZ North satellite pits that provided additional ore and operational flexibility are currently mined out. They are currently on standby pending the evaluation of either closure or additional resources definition.

Various ore stockpiles, sorted per type (saprolite, transition, or fresh rock) and grade (marginal, low, and high grade), are located to the west of the main pit, just north of the primary crusher. Water runoff from the ore stockpiles and WRDs is collected in ditches and diverted to catchment basins where the runoff is pumped to one of the bulk water storage reservoirs near the TSF. Other mining infrastructure includes a mine office complex (mine offices, change houses, and canteens), equipment workshop, with overhead cranes integrated with the main warehouse, and external wash bays, blasting and explosives compound including magazines, diesel storage and dispensing facility, and a drill core storage facility.

The mine village was built from prefabricated structures and this village was initially used as the construction camp.  The site has a satellite communications system.  Two office complexes are located in the Essakane mine area to service mine operations, maintenance, and administrative services.  The main warehouse is attached to the mine maintenance shops and includes a sizeable storage yard.

General services are an essential component to the success of the Essakane mine.  Because of the remoteness and complex logistics of the Essakane mine coupled with the limited services available in Burkina Faso, the scope and extent of the general services department to support production is very substantial.  There is no current infrastructure at the Gossey deposit.

IAMGOLD Essakane S.A. implemented two resettlement plans consistent with Burkinabé laws and best practices recommended by international organizations (e.g. the World Bank).  The first plan started in 2008 (13,000 individuals and 2,981 households affected) and the second plan started in 2012 (3,208 individuals and 555 households affected).  In both instances, memorandums of understanding were signed and resettlement follow-up committees comprising key representatives of affected villages and administrative authorities were created.  These committees meet on a monthly basis to follow up on the progress of the two resettlement action plans.

As part of a community investment plan, socio-educational infrastructures are being built (wells, medical centres, schools, etc.).  Programs to fight malaria and HIV/AIDS and increase road safety awareness, were developed for the benefit of neighbouring populations. Rural development activities (agriculture, animal husbandry, etc.) are primarily undertaken as part of a livelihood restoration program.  Since 2014, a community investment program has been financing community projects through communal development plans.  A program of village forests, tree nurseries and school tree copses has also been developed to promote environmental protection.

On January 10, 2020, the Essakane mine signed a contribution agreement with the Government of Burkina Faso which commits the mine to contribute one per cent of revenues annually towards a centrally-run community development fund (the "Burkina Community Fund").  Representatives of the Company will sit on the advisory committee, together with communities of interest in and around the Essakane mine, which will have the authority to select and approve projects to be funded from the Burkina Community Fund for the benefit of the communities of interest in and around the Essakane mine.  Notwithstanding this new agreement, the Company will also continue spending on community relations activities beyond the commitment level established in the contribution agreement.

xiv) Production

The 2021 attributable production is estimated to be between 365,000 and 390,000 ounces of gold.

The following table indicates operating information for the Essakane mine for the last two years:

ESSAKANE MINE	2020	2019
Gold production (ounces) 100%(1)	404,000	409,000
Ore milled (tonnes)	12,439,000	13,373,000
Grade milled (g/t Au)	1.18	1.04
Recovery (%)	86	91

(1)The production attributable to the Company in 2020 was 364,000 ounces and in 2019 was 368,000 ounces.

xv) Exploration and Development

RC and DD drilling have been conducted by IAMGOLD Essakane S.A.'s Resource Development Group since January 2010. Up to December 31, 2020, a total of 4,343 RC holes (466,282 metres), 369 holes pre-collared with RC then completed by DD (RCD) (70,879 metres), and 1,507 DD holes (357,171 metres) had been drilled at the EMZ, Falagountou and Wafaka deposit areas.

IAMGOLD Essakane S.A.'s drilling overall objectives include infill drilling to upgrade Inferred Mineral Resources, expand the resource inventory, gain a better understanding of the geology and controls of mineralization to advance geological modelling, and improve the quality of assay samples.

At the EMZ Deposit, the 2020 RC Infill drilling campaign has been conducted over EMZ pit, mining phase 3 in aim to fill the lack of resources drillholes, achieve a better definition of gold mineralization and improve the overall reconciliation factors. This program allowed to increase the confidence of the resources within the mining phase 3 of the pit. These infill results were incorporated into the updated resource model as reported at December 31, 2020.

Due to the COVID-19 pandemic and the lockdown of Essakane Gold Mine, the AC drilling program planned to explore the mine lease grassroot targets was delayed. Only, the southern portion of the first target ML1 was drilled. Some gold anomalies were defined. The program will be continued in 2021.

The 2021 resources development drilling campaign is planned to pursue exploration over the mine lease grassroot targets and undertake an infill drilling program on the EMZ Pit mining phase 4 to de-risk the mineral resources. This program will reduce the drill spacing and increase the confidence in the existing Indicated category resources.

A total of seven mine lease grassroot targets were designed because they have shown better exploration potential.

The geological and structural setting are favorable for further exploration works.  These mine lease targets were previously covered by regional Geochemical Survey and some area have shown encouraging gold-in-soil anomalies.

AC drilling and IP Geophysic survey campaigns are proposed to define gold mineralization that could be quickly developed to extend the LOM.

A total of 14,500 metres including AC and RC drilling is planned to cover both grassroot and EMZ phase 4 targets.

The regional exploration group will continue to investigate advanced exploration prospects on the surrounding exploration concessions. The drilling program will target the continuity of the mineralization intersected during previous campaigns on a medium-grade orebody identified in the south-west of Korizena prospect. No work was proposed on this target in 2020 because the hosting permit was still on demand at the moment of the budget approval.

The area located between Essakane North and Gossey (GEM) will be tested by an AC drilling during 2021. A total of 6,000 metres of inclined AC drilling is planned. 12,600 meters AC drilling was planned for 2020 but this has been postponed for security reasons. The objective of the program is to add more saprolitic mineralization to Essakane LOM.

xvi) Mineral Reserves and Mineral Resources

EMZ

Mineral Resources

The EMZ deposit resource estimation used the results of three types of holes: 1) DD, 2) RC, and 3) RCD, for a total of 3,333 holes and 558,905 metres drilled. The December 2018 assay database, used in the current resource update, consists of 396,996 records including 347,922 assay results above gold limit detection with an average sample length of 1.16 metres, representing 460,031 assayed metres. Some 70 per cent of the sampled intervals are one metre long while 28 per cent are 1.5 metres in length. The remaining 2 per cent of the sampled intervals range from 0.2 metres to 7.5 metres. Gold grades vary from 0.0005 g/t Au to 430.0 g/t Au with an average grade of 0.44 g/t Au.

Note that in the EMZ deposit, a total of 187 holes are not assayed and this includes abandoned holes, holes invalidated by the responsible QP due to failed QA/QC protocols, unsampled holes when the property changed hands, and holes excluded for other reasons. Even though the assay results from these holes have not been retained for estimation purposes, some valuable information such as lithological, structural, or density data was used for modelling. The modelling work was performed by Essakane S.A. personnel. The last update of the wireframes was performed at the end of October 2018. New drilling information showed a good correspondence with the actual model. The modelling was carried out using GEOVIA GEMS version 6.8.

Two surfaces of weathering were used in this resource estimate; the saprolite and the transition surfaces. They represent the bottom limit of the corresponding weathering zone. The surfaces previously used for the February 2018 resource estimate have been updated with new hole information based initially on the density measurements, where available, and then by placing the limits midway between density values showing a change in the weathering zone. Where no density measurements were available or where interpretations were conflicting, the hardness information from the drill log, defined by the Brown Index, was used for weathering modelling. The hardness codes are categorized into Saprolite (S1, S2, S3, and S4), Transition (S5, S6, R0, and R1), and Fresh Rock (R2, R3, R4, R5, and R6).

The geological wireframes modelled for the EMZ deposit included the structural and lithological elements available in the database. The lithological model comprised units of arenite and argillite. Each unit was digitized as an individual layer juxtaposed one above the other. The units were divided into four parts, relating to the anticlinal fold axis, and identified as West or East flank units and according to their positions in the folds such as at the nose or the flank (geometric association). These units determined the main lithostructural domains. Following the EMZ deposit lithostructural model, the North Satellite area was modelled as the continuation of the northern extension of the EMZ deposit, an anticlinal folded sedimentary sequence gently plunging to the north. The upper unit contains the mineralization in the north. For the 2018 Mineral Resource, all of Essakane was modelled using the same sequence of domains.

The lithological and weathering codes were extracted from drill hole and solid intersections and later combined in the assay database to build the domain codes. Essakane S.A. observed, through their statistical analysis, typically, the data displayed extreme skewness and high coefficients of variation separated by uninformed grade ranges. The assay outliers were examined on both log-probability plots and histograms. Grade capping was applied to restrict the influence of outliers in the composites used for grade interpolation. Capping levels are determined using rock type and position in the flank (east or west). A grade restriction was applied on rock codes in the second pass. The grade restriction was based on the study carried out by Géovariance, a geostatistical consulting company, using the probability of transition for each domain. This restriction is then applied during the interpolation in the second pass.

The drill hole database coded within each interpreted domain was composited to achieve a uniform sample support. Considering the current bench heights of the mining operation (5 metre to 10 metre benches), the variance of the assay population, and the drill hole spacing, it was decided to composite the data with a regular 5 metre run length (down hole) within the limits of each interpreted domain using the capped value of the assay samples. Composites of less than one metre were excluded from the composite database.

The density database contained 29,651 measurements taken from DD and RCD holes. Some outliers were removed from the GEOVIA GEMS density database. From the density database, a total of 18,706 measurements, including values between 1.0 t/m3 and 3.58 t/m3 within the resource domains, were extracted for statistical studies. The median value of each domain was used as the default value in the block model, except for the domains that had less than 30 density measurements.

Mapping has highlighted at least three vein sets at the EMZ deposit. All vein orientations are mineralized and carry gold. Gold occurs as free particles within the veins and it is also inter-grown with arsenopyrite, either on vein margins, or in the host rocks. Disseminated arsenopyrite and gold mineralization rapidly decrease away from the veins. Direction in a small scale can be hard to identify. Variogram directions were mainly chosen in order to follow the global trend inside the lithology. For the east flank, the majority of the variograms are oriented using a dip of -45 degrees towards 060N and for the west flank the variograms are oriented using a dip of -70 degrees towards 060N. The direction was adjusted mainly in the nose of the flank. Variograms were computed in GEOVIA and done on the 5 metre composites.

Variograms were modelled for each 61 rock codes. Grade control drilling was used in the calculation of the variograms. This allowed a better definition of the first structure of the variogram. Grade control data were put on the same support and the comparison between the two sets of data did not show a bias.

Down hole variograms were used to confirm the nugget effect values. Variogram maps were produced to establish the main continuity direction. The models were fit in GEOVIA mostly with two spherical structures. Generally, the nugget effect is approximately 20 per cent of the total variance. The range is approximately 10 metres which is considered to be small.

A single block model was constructed for the EMZ deposit, including South EMZ, EMZ, and North Satellite areas. The block model covers an area large enough to manage the open pit developments and WRDs. The block model was developed using GEOVIA GEMS version 6.8. The choice of block dimensions (10 metres x 10 metres x 10 metres) is based on the existing drilling pattern (25 metres x 25 metres or 25 metres x 50 metres in some areas), mine planning considerations (10 metre benches), current material selectivity, and the characteristics of the assay population.

The Weathering attribute was coded from the Saprolite, Transition, and Fresh Rock wireframes, and constituted a simple rock type attribute to be used in cases where a more detailed rock description is not required. A block was coded with a weathering rock code if 50 per cent of its volume was located inside the weathering wireframe. The Weathering attribute was used as a background code for the Rock Type attribute. Then the wireframe constraints (weathering and lithostructural domains), presented previously, were used to codify the Rock Type attribute. A block was assigned a domain rock code if its volume was a least 33.3 per cent inside this domain. In the situation where a block is located in multiple domains, in the fold hinge for example where many domains meet, the highest percentage of volume (above the limit) prevails, unless precedence applies.

An order of priority, defined as precedence in GEOVIA GEMS, was set to all domains. Domains were modelled as juxtaposed (no overlaps) wireframes. The rock codes attributed from the lithostructural domains were adjusted afterward with the corresponding weathering code. The adjustments were made on the last digit of the code as follows: 1 for Saprolite, 2 for Transition, and 3 for Fresh Rock. The domain 220, for example, yielded rock codes 221 for Saprolite, 222 for Transition, and 223 for Fresh Rock.

Default values determined from the median values, as presented previously, were first set into each domain. A density interpolation was carried out using an Ordinary Kriging (OK) interpolator in combination with flat search ellipses with dimensions of 100 metres x 100 metres x 50 metres (X, Y, Z). The results, where estimated, overwrote the background density values previously entered.

Grade estimation for the EMZ deposit was done using OK and 5 metre composites tagged by domain codes. The blocks are interpolated by domains (Target Rock Code) from composites coded within this domain only (hard boundary) or with other specified domains (soft boundary). The nature of the boundaries (soft or hard) between domains is largely derived from the statistical relation between composites' domain populations. Estimation is carried out in three passes, however, only the first two passes are used for mineral reporting. The passes are anisotropic according to the main orientation of the lithology. The east flank is oriented at an azimuth of 60° with a dip of -45°, and the west flank is dipping at -70°. The first pass is 40 metres along the main azimuth and the dip 20 metres perpendicular to the bedding. The second pass respects the same orientation using 60 metres and 30 metres. The neighborhood is defined by a minimum of five samples and a maximum of 22 samples. A high grade restriction is applied in the second pass.

Classification was done following the 2014 CIM Definitions and Standards for Mineral Resources and Mineral Reserves. Mineral Resources have reasonable prospects for eventual economic extraction. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

Based on these criteria, the resources have been classified according to a data search used to estimate each block. The main classification criteria are based on an estimation pass described below. In addition to these passes, a wireframe has been constructed in the west flank and at depth of the deposit to capture zones with lower geological confidence. This wireframe corresponds more or less to the turbidites of the west flank. The wireframe was also prolongate at depth to minimize the extrapolation of grade of the deepest drill hole in section. All blocks inside the wireframe were assigned to a lower classification. Additionally, all resource blocks must show reasonable prospects for eventual economic extraction. In the case of the EMZ deposit, the resource blocks were contained within a pit shell based on the mining costs, the metallurgical parameters, and the financial parameters used for the latest LOM plan.

Measured Mineral Resources were previously defined by blocks located within 10 metres of at least three holes, including grade control RC (GC) holes. However, the volume defined is so close to current work faces that they are fully depleted by the effective date of this Technical Report. Consequently, no Measured Mineral Resources were defined.

Indicated Mineral Resources encompassed all blocks estimated in the first estimation pass using composites from a minimum of three different drill holes within domains of soft and hard boundaries. Isolated inferred blocks inside the indicated zone were changed to indicated.

Inferred Mineral Resources corresponded to the blocks estimated in the second pass for which composites from a minimum of one drill hole were interpolated within domains of soft and hard boundaries. To establish a Mineral Resource estimate, an open pit development scenario is the most suitable due to the geology/geometry, tonnage, and grade of the EMZ deposit. The deposit models were imported into Whittle to determine optimal pit shells based on the Lerchs-Grossmann algorithm. The method works on a block model of the orebody, and progressively constructs lists of related blocks that should, or should not, be mined. The method uses the values of the blocks to define a pit outline that has the highest possible economic value, subject to the required pit slopes defined as structure arcs in the software. For resource reporting, all blocks classified as Indicated and Inferred were utilized in the pit optimization process.This analysis requires several input parameters such as slope constraints, gold prices, process recoveries, and operating costs. A cut-off grade for each weathering type of mineralized rocks (saprolite, transition, and fresh rock) was determined in this process.

Mineral Reserves

Essakane is in operation and the mine design and Mineral Reserve estimate have been completed to an operational detailed level. The Mineral Reserve estimate stated herein is consistent with the CIM (2014) definitions and is suitable for public reporting. As such, the Mineral Reserves are based on Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources.

The EMZ deposit Mineral Reserve estimate includes a mining dilution provision of 10 per cent for saprolite, transition, and fresh rock material. Dilution factors for the EMZ deposit have increased from 8 per cent following an increase in variance in the resource model. The dilution tonnage is set at zero grade. The ore extraction rate, or mining recovery, is assumed to be 100 per cent. This assumption is based on several years of operations experience and is supported by reconciliation studies and geological modelling.

Metal prices used for Mineral Reserves are based on consensus, long-term forecasts from the IAMGOLD corporate team, Essakane Technical Services, and Essakane financial groups. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves. The reserve gold price assumption for estimating Mineral Reserves at December 31, 2020 is US$1,200/oz. Other economic assumptions utilized to estimate costs and revenues such as fuel price, exchange rates, and royalty rates are based on historical values. The mine operating cost inputs for pit optimization are derived from current mining costs and productivities.

The lower cut-off grade of 0.31 g/t Au for fresh rock at the EMZ pit is due to it being suitable for heap leaching at the end of the mine life at a rate of 8.5 Mtpa. The split between heap leach ore and CIL ore for fresh rock is at 0.57 g/t Au. The heap leach material only comes from the EMZ area and stockpiles. The EMZ rock is stored in two stockpiles; the heap leach stockpile, and the marginal rock stockpile.

The CIL plant metallurgical recovery assumptions for all deposits are fixed at 95 per cent for saprolite and 93 per cent for transition. Fresh rock has a metallurgical recovery of 92.1 per cent on average, however, it is variable on feed grade. Metallurgical recovery for the heap leach was assumed at 67 per cent.

The cutoff grade used for Mineral Reserves calculation are 0.36 g/t Au in the saprolite, 0.46 g/t Au in the transition and 0.57 g/t Au in the fresh rock.

Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below.

Falagountou and Wafaka

The Falagountou and Wafaka deposits resource estimation used the results of three types of holes: 1) DD, 2) RC, and 3) RCD, for a total of 1,243 holes for a total of 135,625 metres of different types of drilling covering the Falagountou deposits and exploration areas around these deposits. Note that because AC and RAB sampling is more subject to segregation bias, their results are not used in the estimate process. They were used to guide geological and ore zone modelling, however, no vertex snapping was done on these types of holes.

Capping was mainly determined using the break (gap) in the distribution on the probability plot graph. There are various capping limits depending on the mineralized zone for the Falagountou West and Wafaka. Capping values for the Falagountou West deposit range from 10 to 25 g/t Au and all domains at the Wafaka deposit are capped at 15 and 30 g/t Au, all performed on the raw data.

The capped raw assays were composited into 2.5 metre run lengths (down hole) within each domain coded in the drill hole database. Each composite was coded using the domain's code from the corresponding domain, as well as the appropriate weathering profile code. Composites measuring less than 0.5 metres in length were removed from the database (e.g., composites created at the end of a domain).

Numerous 2D and 3D modelling elements such as lithology, weathering, and mineralization solids were generated for the purpose of the current resource estimate using GEOVIA GEMS version 6.8. For the Falagountou West deposit, two intrusive solids were designed from the lithological information found in the database. On each section, the intrusive rock contour was drawn and from this series of contour lines, the Main intrusive and Satellite intrusive solids were generated. The folded contact between intrusive and sedimentary rocks guided the shape of the mineralization zones. The 2018 drilling update allowed the rock model to be refined, as well as to extend the solid modelling. For each DD, RC, and RCD hole in the database encompassed inside the Falagountou West and Wafaka deposits, points were created to mark the beginning and the end of the following weathering layers: regolith, saprolite, transition, and fresh rock. The weathering intervals were defined using the following information, in order of priority: density measurements, then hardness observations. The saprolite layer was limited to density measurements below 2.00 t/m3, while the transition layers were limited to density values between 2.00 t/m3 and 2.55 t/m3. Where no density measurements were available, as with RC holes, the weathering contacts were determined from the hardness information. The database includes specific gravity measurements for 5,210 samples. To avoid the influence of outliers, the median value was judged to be a good representation of background values for these weathering horizons. Brown's rock strength classification, used to categorize the association between hardness and weathering, was used. Based on the relationships between density measurements and hardness information, GMSI reclassified the S5-hardness in saprolite rather than transition. The points defining the regolith bottom limit were created from the lithology information. A point was placed at the collar of the hole if the regolith interval was lacking. Regolith intervals were later merged with the saprolite layer.

Where necessary, the intervals of weathering were divided into sub layers to accommodate the density variation through the weathering type. The saprolite was kept as one single bed (Saprolite 1) as the layer is relatively thin and density values have little variation. The transition intervals were divided into three equal length sub layers: Transition 1, Transition 2, and Transition 3. The fresh rock was separated into two beds: Rock 1 and Rock 2. The limit between Rock 1 and Rock 2 was established at 20 metres below the bottom limit of the Transition 3 (or contact between Transition and Rock) sublayer. The weathering surfaces were created from their specific set of points except for Rock 1 surface, which was generated by copying the Transition 3 surface down 20 metres and the Rock 2 bottom surface which is a flat surface located below the deepest hole. As a last step, solids were constructed from the surfaces. The mineralization zones were designed based on the structure of the geology and on the gold assay results.

More specifically, in the Falagountou West deposit, the folded contact between the sedimentary and intrusive rocks served as a guideline for drawing the mineralization units. Gold assay grades above 0.25 g/t Au were included in the zones with some intersects with lower grade included in order to maintain a better continuity between zones. The minimum thickness of the zones was modelled at approximately three metres. Only the DD holes and the RC holes were used for the modelling of the zones. The zones were drawn on each section, smoothed, revised for consistency through sections, and linked together by tie lines to create solids. Eight mineralized zone were modelled for Falagountou West. On average, the zones are 6 metres to 27 metres thick. All previous mineralization zones have been revised and updated in order to be used in the current resource estimate.

In the Wafaka deposit, the mineralization envelopes were designed to follow the direction of the mineralization mainly observed in the grade control data using Leapfrog. Grade shells were constructed using the structural trend with 2.5 metre composites around a value of 0.08 g/t Au. This low value was chosen in order to achieve continuity through the Wafaka deposit. Through observation using exploration and grade control data, the structural trend used was a dip of 20 degrees to the west. The average thickness of the zones is approximately 10 metres. Mineralized zones were identified with a unique code. All rock outside the grade shell was identified with a unique code.

In both the Falagountou West and Wafaka deposits, the mineralization 3D envelopes were used as hard boundaries to constrain the interpolation of the gold grades.

Grade variography was generated in preparation for the estimation of gold grades with OK and to assess the spatial dependence of samples. The variography was based on the 2.5 metre down-hole composite for all data and for all mineralization zones in the Falagountou West deposit and in two groups of samples for the Wafaka deposit. Variography was done using GEOVIA GEMS.

For the Falagountou West deposit, considering the geometry of the mineralized zones, two main orientations were used for variography modelling. In paired zones (10-30-50) associated with the west intrusion a dip of -40 degrees to the east was used. A shallower dipping angle was used for the main intrusive to the west (-20 degrees) of the paired zones (20-40-60). The nugget of the variogram was based on the downhole variogram. Results from the main mineralized zone from the east (20) were applied to zone associates with the eastern intrusive, and the result from the main west zone (30) was applied to all of the other zones associated with the west intrusive. The behaviour of the mineralization was considered the same.

For the Wafaka deposit, a series of correlograms was generated from the capped gold grades every 30 degrees of azimuth and at 30 degrees dip increments. The optimal anisotropy directions were determined through the variogram map in GEOVIA GEMS. The minimum number of composite pairs required for variography was 10. The variography model included a nugget effect and two spherical structures.

Two block models were constructed containing both the Falagountou West and Wafaka deposits. The block models cover an area large enough to manage pit optimizations and associated pit slopes. The block models were built using GEOVIA GEMS version 6.8. The drilling pattern, thickness of the zones, and the open pit mine planning considerations guided the choice of block dimensions. The block model parameters are 10 metres x 15 metres x 5 metres for Falagountou and 10 metres x 10 metres x 5 metres for Wafaka.

The final interpolation method selected for the Falagountou West and Wafaka deposits is OK. The OK method was judged to be the most suitable to replicate composite grades throughout the Falagountou West and Wafaka deposits. Grade estimates were generated using the 2.5 metre composites. Mineralized domains were considered as hard boundaries through each interpolation step. A block being interpolated used only composites from within its corresponding domain. GEOVIA GEMS version 6.8 software was used for the estimate.The sample search approach used to estimate the blocks for the Falagountou West and Wafaka deposits is summarized below:

Falagountou West

• First Pass: A minimum of seven and a maximum of 30 composites within the searchellipse ranges. A maximum of three composites per hole could be used for any blockestimate.

• Second Pass: A minimum of five and a maximum of 30 composites within the searchellipse ranges. A maximum of three composites per hole could be used for any blockestimate. Only blocks which were not estimated during the first pass could beestimated during the second pass.

• Third Pass: A minimum of one and a maximum of 30 composites within the searchellipse ranges. A maximum of three composites per hole could be used for any blockestimate. Only blocks which were not estimated during the first and second pass couldbe estimated during the third pass.

Wafaka

• First Pass: A minimum of seven and a maximum of 20 composites within the searchellipse ranges. A maximum of three composites per hole could be used for any blockestimate.

• Second Pass: A minimum of five and a maximum of 20 composites within the searchellipse ranges. A maximum of three composites per hole could be used for any blockestimate. Only blocks which were not estimated during the first pass could beestimated during the second pass.

• Third Pass: A minimum of one and a maximum of 20 composites within the searchellipse ranges. A maximum of three composites per hole could be used for any blockestimate. Only blocks which were not estimated during the first and second pass couldbe estimated during the third pass.

Classification was done following the 2014 CIM Definitions and Standards for Mineral Resources and Mineral Reserves. Mineral Resources have reasonable prospects for eventual economic extraction. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

No Measured Mineral Resources are estimated in the Falagountou West and Wafaka deposits. Indicated Mineral Resources are the blocks estimated from the first and second passes. Inferred Mineral Resources are the blocks estimated from the third pass. In addition, for Wafaka, blocks that were estimated with more than eight composites within the third pass were included in the Indicated category.

To establish a Mineral Resource estimate, an open pit development scenario is the most suitable due to the geology/geometry, tonnage, and grade of the Falagountou deposits. The deposit models were imported into Whittle to determine optimal pit shells based on the Lerchs-Grossmann algorithm. The method works on a block model of the orebody, and progressively constructs lists of related blocks that should, or should not, be mined. The method uses the values of the blocks to define a pit outline that has the highest possible economic value, subject to the required pit slopes defined as structure arcs in the software. For resource reporting, all blocks classified as Indicated and Inferred were utilized in the pit optimization process.This analysis requires several input parameters such as slope constraints, gold prices, process recoveries, and operating costs. A cut-off grade for each weathering type of mineralized rocks (saprolite, transition, and fresh rock) was determined in this process.

Mineral Reserves

Essakane is in operation and the mine design and Mineral Reserve estimate have been completed to an operational detailed level. The Mineral Reserve estimate stated herein is consistent with the CIM (2014) definitions and is suitable for public reporting. As such, the Mineral Reserves are based on Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources.

The Falagountou West and Wafaka deposits Mineral Reserve estimate includes a mining dilution provision of 8 per cent for saprolite and 10 per cent for transition and fresh rock material. The dilution tonnage is set at zero grade. The ore extraction rate, or mining recovery, is assumed to be 100 per cent. This assumption is based on several years of operations experience and is supported by reconciliation studies and geological modelling.

Metal prices used for Mineral Reserves are based on consensus, long-term forecasts from the IAMGOLD corporate team, Essakane Technical Services, and Essakane financial groups. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves. The reserve gold price assumption for estimating Mineral Reserves at December 31, 2020 is US$1,200/oz. Other economic assumptions utilized to estimate costs and revenues such as fuel price, exchange rates, and royalty rates are based on historical values.The mine operating cost inputs for pit optimization are derived from current mining costs and productivities.

The CIL plant metallurgical recovery assumptions for all deposits are fixed at 95 per cent for saprolite and 93 per cent for transition. Fresh rock has a metallurgical recovery of 92.1 per cent on average, however, it is variable on feed grade. Metallurgical recovery for the heap leach was assumed at 67 per cent.

The cutoff grade used for Mineral Reserves calculation are 0.40 g/t Au in the saprolite, 0.50 g/t Au in the transition and 0.61 g/t Au in the fresh rock.

Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below.

Aside from the proximity of the Gossey village to the resource area, the QPs that prepared the Essakane Report were not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

The QPs that prepared the Essakane Report were not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate. There are no Mineral Reserves for the Gossey deposit.

xvii) Capital and Operating Costs

The capital cost requirement over the LOM includes the following:

  Heap leach project capital expenditures at the end of the mining;

  Resource development costs;

  Capitalized waste stripping;

  Sustaining capital expenditures (for CIL plant and site in general);

  Mine equipment additions and replacements;

  Equipment overhaul costs;

  Equipment capital spares;

  Tailings dam capital expenditures;

  CIL plant upgrade project; and

  Closure and remediation costs.

Total capital spending over the remaining LOM amounts to $652 million, representing $5.16/t processed (including heap leach) or $191/oz of gold sold. The total sustaining capital spending planned, excluding capital waste stripping (cash portion) in 2020 is $41.4 million out of a total of $199.4 million over the LOM.  In 2020, the Project's capital cost, including capital waste stripping, is $124.4 million or $293/oz Au sold. The LOM mine sustaining capital costs are mainly related to the acquisition of mobile equipment, equipment capital spares, and equipment purchases ($23.8 million in 2020, $26.8 million in 2021 and $23.1 million in 2022), with the aim of renewing the aging fleet and supporting production until the LOM ends.

Total expansion capital is estimated at $138.4 million.  A total of $15.1 million is included in 2020 for the CIL plant upgrade and tailings dam capital expenditures. The heap leach project capital expenditures total $57.4 million in 2025, $57.4 million in 2026, and includes a sustaining capital cost of $8.5 million in 2028 for the heap leach pad extension.

Total capital waste stripping, inclusive of expansion capital stripping, is the largest capital element estimated at $314.5 million or $92/oz of Au sold over the LOM and represents 48 per cent of the LOM capital cost.  Capital waste stripping continues until 2024 after which all mining will be in ore until the end of the heap leach.

The distribution of capital expenditure over the LOM is as follows:

The Essakane mine's operating costs are estimated on the basis of the physical quantities of the mine plan, realistic equipment productivity assumptions, overall equipment efficiencies, and updated consumable prices. No operating costs have been estimated for the Gossey deposit.

Average mine operating costs over the LOM are estimated at $3.02/t mined and average $2.88/t mined over the next five years. The LOM schedule manages to keep the mining cost around the average throughout the years by carefully selecting waste storage locations, thus minimizing haulage distances. An increase in mining cost is observed for the last three years of CIL operation (2024-2026), as all mining activities occur at a greater depth. Fuel represents $0.90/t mined and 0.78 L/t mined over the LOM, which represents 30 per cent of the mine operating cost.

xviii) Environment

A comprehensive monitoring program is in place (at all stages of the LOM) at the site as well as in neighbouring villages. This program encompasses water quality monitoring (potable water, ground water, domestic waste water, surface water, and community wells water), air quality (dust, greenhouse gas emission), soil, biodiversity (fauna, flora), noise, vibration, weather, follow-up and assessment of the community investment program (health, education, potable water access, agriculture, animal husbandry, etc.).

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

xix) Economic Analysis

The Essakane mine has been evaluated using DCF analysis.  Cash inflows consist of annual revenue projections. Cash outflows consist of capital expenditures, including sustaining and expansion capital costs, operating costs, taxes, and royalties. These are subtracted from revenues to arrive at the annual cash flow projections. Cash flows are taken to occur at the end of each period.

The appropriate discount rate can depend on many factors, including the type of commodity, the cost of capital for the firm, and the level of project risks (e.g. market risk, technical risk, and political risk) in comparison to the expected return from the equity and money markets.  The base case discount rate for the Essakane Report is six per cent, which has been used to evaluate the Essakane mine projects.  The discounted present values of the cash flows are summed to arrive at the Essakane mine's NPV.

For the purposes of the financial analysis, the assumed gold price for the LOM is $1,350/oz. The gold price was the consensus forecast of the following sources: bank analysts' long-term forecasts; historical metal price averages; and prices used in recent publicly-disclosed comparable studies. The after-tax NPV at six per cent for the remaining LOM is $874 million. Only Essakane mine Probable Mineral Reserves are mined in the LOM.  No mining of the Gossey deposit is included in the LOM.

The LOM total cash cost per ounce of gold sold is $778 while the AISC per ounce of gold sold is $949.  The AISC, as reported, is based solely on costs associated with this mine site and does not take into account head office or any other corporate costs not directly associated with the Essakane mine.

Three important parameters (fuel price, foreign exchange ("Forex"), and gold price) greatly impact the NPV.  A simulation was performed to understand the impact on the site NPV by fluctuating these parameters by 10 per cent. The NPV reacts the most with the variation of the price of gold.  The impact of the gold price increasing by 10 per cent is $264 million. It is followed by Forex by more than $45 million when the Euro becomes stronger compared to the US dollar.  Finally, the fuel price (HFO and LFO) impacts the NPV by $26 million when the unit price varies by 10 per cent.

Payments of $76.5 million are estimated for the closure and reclamation cost of the Essakane mine.

The cash flow and sensitivity analysis above are updated on an annual basis as gold price guidelines and market analysis of commodity and consumables prices are updated. Fleet performances and overall site productivity parameters are also updated to better reflect the true operating cost of the operation.

2.2 Africa: Senegal - Boto Gold Project

Unless stated otherwise, the information in the sections below are based upon the technical report (the "Boto Report") entitled "Boto Optimization Study" dated February 10, 2020 (effective December 31, 2019), prepared by Niel Morrison, Principal Process Engineer (Lycopodium Minerals Canada Ltd.), Manochehr Oliazadeh, Process Manager (Lycopodium Minerals Canada Ltd.), Reagan McIsaac, Senior Engineer, (Knight Piésold), Tudorel Ciuculescu, Senior Geologist, (SLR Consulting (Canada) Ltd. formerly Roscoe Postle Associates) Luc-B Denoncourt, Project Manager (IAMGOLD Corporation), Philippe Chabot, Director, Mining (IAMGOLD Corporation). Reference should be made to the full text of the Boto Report which is available for review on SEDAR at www.sedar.com.

i) Property Description, Location

Location and Access

The Boto Gold Project is located in the Kédougou Region (Saraya Department) in the southeast of Senegal and is situated along the triple border junction of Senegal-Mali-Guinea, bounded by the Balinko and Falémé Rivers.

Access to the Boto Gold Project from the capital, Dakar, is either by paved road to the town of Saraya (approximately 760 kilometres) and then by gravel/laterite road to the village of Noumoufoukha (approximately 80 kilometres).  The Boto exploration camp is situated 12 kilometres from the village of Guémédji.

There are no regular scheduled flights to Kédougou, situated 135 kilometres by road from the Boto Gold Project, but there are aircrafts that are available for charter from Dakar to Kédougou.  In February 2016, the government of Senegal certified an 800 metre laterite airstrip roughly three kilometres southwest from the Boto exploration camp. The airstrip is currently unusable due to rain damage during the wet season. The Company, received the new certification on March 8, 2019 for a three year period. The initial strategy for implementation of the Boto Gold Project is to commence early works to enable access to the site year-round. Early works include upgrading the main access road, commencing engineering related to a long lead item and initializing contracts relating to the construction/permanent camp.

Interest in the Project

AGEM Ltd. ("AGEM") holds the mineral rights to two exploration permits consisting of the Daorala-Boto and Boto West projects.  The Boto Gold Project is located within the Daorala-Boto exploration permit. The Daorala-Boto exploration permit is made up of two non-contiguous properties, the Boto and the Daorala properties.  The Boto Report does not deal with the Daorala property. These areas are separated by the Bamabji exploration permit, also held by AGEM, as part of an agreement with Randgold Resources Ltd. An application for the Boto exploitation permit was submitted to the Government of the Republic of Senegal in November 2018. In December 2019, the Government of the Republic of Senegal approved the mining permit application and granted an exploitation permit for the Boto Gold Project for an initial period of 20 years principally under the provisions of Senegal's 2003 mining code.  An application for renewing the exploration permit for Daorala was also submitted in November 2018. This application is currently under review.

The Daorala-Boto exploration permit covers a total area of 236 square kilometres. The Boto property makes up 148 square kilometres. To the west and adjacent to the Noumoufoukha permit, the Company has entered an option agreement with Stratex International PLC for the Dalafin gold project in Senegal, consisting of a single exploration permit with an area of 472.5 square kilometres.

Climate

The Boto Gold Project is located in a subtropical continental climate zone and is characterized by two seasons: a rainy (wet) season from June to October, and a dry season from October to May. Exploration activities may be conducted year round, but during the wet season, the Kolia Kabe River (14 kilometres by road to the northwest of the Boto exploration camp) floods and cuts off the road access at the Saroudia Bridge.

Infrastructure and Local Resources

There is minimal infrastructure at the Boto Gold Project site.  Electricity is provided by diesel generators.  Water is supplied by a well with a water treatment plant.  There is some cellular telephone coverage.  All equipment, supplies, and fuel are transported by road.  Most supplies, consumables, and fuel are sourced either from Kédougou or Dakar depending on availability.  The village of Guémédji, and some surrounding villages, are a source of unskilled workers and produce.  Skilled and professional workers are from Dakar.

Physiography

The Boto Gold Property lies between 100 metres and 300 metres above sea level with generally low to moderate relief consisting of broad lateritic plateaus and eroded valleys. The vegetation is typical of a tropical forested savannah, with scattered trees (including baobab), scrub brush, elephant grass and bamboo.

ii) History

Prior to 1994, there is no known or recorded systematic mineral exploration.  From 1994 to 1996, the first exploration activities were carried out by Anmercosa Exploration ("Anmercosa"), a subsidiary of Anglo American Corporation.  Anmercosa conducted airborne geophysical surveys; collected regional geochemistry data through 7,591 soil samples, 22,740 termite mound samples and 406 stream sediment samples; and collected local geochemistry data through 7,469 soil samples and three rock samples.  From 1997 to 1998, Ashanti Goldfields Corporation ("Ashanti") completed exploration activities in a joint venture with AGEM.  Ashanti conducted preliminary trenching and collected geochemical data through 1,941 soil samples, 998 termite mound samples, eight stream sediment samples and 79 rock samples.  From 1999 to the present, AGEM has conducted all succeeding exploration activities on the Boto property.

iii) Geological Setting, Mineralization and Deposit Types

Regional Geology

The Boto Gold Project is located in the West African Craton, in the south-eastern part of the Early Proterozoic formation of the Kédougou-Kéniéba inlier, which covers the eastern part of Senegal and western Mali.  In the southern part, Lower Proterozoic Greenstone Lands are described as Birimian based on Kits (1928) in the Birim River Valley of Ghana.  These terranes have undergone the effects of Eburneen Orogeny (a major tectonic event to the 2.1 Ga) and are found throughout the inlier of Kédougou-Kéniéba and the Leo-Man Shield, except in the extreme western parts where Archean terranes outcrop.

Birimian terranes include linear volcanic belts and alternating sedimentary basins in a northeasterly direction that are separated by granite intrusions and past gneiss. Rocks are generally metamorphosed in green shale facies, although amphibolite facies are locally observed in metamorphic granitic intrusions.  The Kédougou-Kéniéba inlier is the exposure in the far west of the Birimian. The Kédougou-Kéniéba inlier is bounded on the west side by the Hercynian Mauritanide belt; and on all other sides, it is uncomfortably overlain by the underformed upper Proterozoic sediments and the Early Phanerozoic rock of the Taoudeni, Tindouf, and Volta basins. The inlier can be structurally described as consisting of two volcano-plutonic belts oriented north to northeast (the Mako Series and the Falémé Series), and two intervening sedimentary basins called the Dialé-Daléma Group and the Kofi Series.

Local Geology

The Boto-Daorala and Bambadji concessions lie mainly within the eastern edge of the Dalema Group (within the Falémé Series formerly known as the Dalema volcano-plutonic complex), a volcanic-plutonic belt that is wedged between the Dialé Group and the Kofi Series, and separated from the latter by the north-south oriented lineament, known as the Senegal-Mali Shear Zone ("SMSZ"). It could be chronologically correlated with the Mako Series, but could also likely be slightly later. The most eastern part of the Boto property is in the Kofi Series.

Property Geology

At Boto, the material near the surface consists of a layer of regolith which is varying in thickness and includes lateritic plateaus.  Few rocky outcroppings are visible in the property.  Boto can be divided into three north trending litho-structural domains (020˚ N) that are relatively well delineated in both induced polarization and magnetic surveys. From west to east, the three domains are: Western Flyschoid Domain, Central Deformation Corridor, and the Eastern Siliciclastic Domain.

The western domain (often called the "western Pelites") is dominated by a volcano-sedimentary assemblage containing tuffaceous rythmites and tuffs, black shales (or graphitic pelite), carbonate rocks, hypovolcanics (microdiorite, andesite, pyroclastic and magmatic breccia or agglomerate), and dioritic intrusions.  Immediately east, the central Siliciclastic domain is dominated by a detrital assemblage composed of greywacke and sandstone (+/- quartzite), called the ''Guémédji sandstone''.  It is unclear whether these sandstones/wackes are part of the Kofi / Dialé or of the Dalema unit.  The exact stratigraphical relations with the surrounding units are not very obvious given the often important level of strain.  However, the (westward/upward) apparent increase in carbonate content near the contact with the main carbonate layer (also corresponding to the main tectonic break) would suggest that the Guemedji Sandstone to be part of Daléma Unit. The western and central domains are separated by a North-South trending high strain structure (010˚ N) that is well defined in all geophysical data and very evident in drilling.  This highly deformed sinistral-reverse corridor corresponds to a regional scale structural corridor that branches from the SMSZ.  Lithologically, it is composed of fine schistose sediments that are carbonaceous in places and fine laminated sediments (+/- carbonates) that subtly grade into an impure marble.

Mineralization

The Boto Gold Project consists of four deposits, Malikoundi/Boto 2, Boto 5, Boto 4 and Boto 6, all of the late orogenic type. The late orogenic gold mineralization is typically associated with brittle-ductile deformation and is characterized by the association of Au, B, W, As, Sb, Se, Te, Bi, Mo, with traces of Cu, Pb, Zn.  Mineralization at Malikoundi/Boto 2, Boto 4 and Boto 6 is associated mainly with chlorite-albite alteration.  Gold commonly occurs as native gold or as fine inclusions within the base-metal sulphides or the gangue that consists of quartz, albite, carbonate, muscovite, pyrite, and tourmaline.  Mineralization at Boto 5 is associated with a phase of quartz tourmaline veining as well as pyrite and related bleaching.  The mineralizing event was accompanied by biotite alteration and pyrite mineralization, and a small proportion of chalcopyrite, covellite, and chalcocite. The presence of arsenopyrite appears to be confirmed by recent XRF measurements.

Deposit Types

The orogenic gold deposits in the Birimian Province have been classified into three groups (Pre-, Syn-, and Post-orogenic).  The characteristics of Boto mineralization are more similar to those of the post orogenic class.  The Malikoundi/Boto 2, Boto 4 and Boto 6 deposits are hosted by a turbiditic sedimentary sequence, with mineralization concentrating along the contacts of the litho-structural domains.  Turbidite-hosted gold deposits within the eastern Kédougou-Kéniéba inlier are controlled by north-northeast trending structures linked to the SMSZ and, occur within the vicinity of intersecting north-northeast and north-northwest structures.  At the Malikoundi/Boto 2, Boto 4 and Boto 6 deposits, gold is typically associated with pyrite, which is either disseminated along fractures (crackle-breccia hosted type) or along brittle-ductile veins.

Alteration assemblages observed at Boto 5 differ from those at the other deposits.  The Boto 5 deposit is hosted in a diorite dike that contains abundant endogenic albite or has been pervasively altered to albite.  The host rock is highly deformed and contains a stockwork of quartz-tourmaline-pyrite veins.  This style of brittle-ductile deformation and veining is consistent with an orogenic gold mineralization model.

iv) Exploration

The Boto Gold Project has been subject to exploration and development by AGEM since 1999. Early exploration consisted of geochemical soil, lag, rock and termite mound sampling; pit and trench sampling; geophysical surveys; and drilling.  Exploration to date has defined the Malikoundi/Boto 2, Boto 5, Boto 6 and Boto 4 deposits.  Additional activities have resulted in several other targets for further exploration.

Between 1999 and 2007, AGEM compiled the results of the work carried out by Anmercosa and Ashanti and carried out geophysical surveys.  Early drilling program centred upon the discovery and delineation of Boto 5, as well as the initial drilling fences at the Boto 2-4-6 anomalies. After 2007, the Boto 2-4-6 targets were the object of infill drilling as well as high resolution induced polarization gradient surveys. The 2012 campaign led to the discovery of Malikoundi to the north of Boto 2.

Following the discovery of Malikoundi, exploration activities focused on the development of Malikoundi with some follow-up exploration on Boto 5 and Boto 6 between 2013 and 2016. The 2016 exploration program consisted mainly of a DD campaign and various technical studies.  Exploration drilling defined the extension of the mineralization in Malikoundi to the north and at depth. Geotechnical drilling was used to study the slopes on the east side of an open pit envisaged at the Malikoundi and was also used in the definition of mineralization.  Definition drilling was used to define the extent of mineralization.

Exploration activities from 2017 to March 2018 were mainly focused on drilling to improve the definition of mineralization at Malikoundi/Boto 2 and Boto 5; cover the gap in drill information between Malikoundi and Malikoundi North areas; improve geotechnical characterization for the foundations of infrastructure; install piezometers and carry out tests for hydrogeological testing at Malikoundi/Boto 2 and Boto 5; deepen geo-mechanical and hydrogeological knowledge for pits at Malikoundi/Boto 2 and Boto 5, as part of the FS; define mineralization at Boto 6 on a 50 metre x 50 metre grid; and further explore new targets in vicinity of Malikoundi, more specifically located to the East, West and Southeast.

From April 2018 to the end of May 2019, 5,727 metres of DD and 19,905 metres of RC have been drilled to test some of previous 2017 targets; to define the eastern trend of Malikoundi at 50 metres by 50 metres spacing; to define Boto 2 at 50 metres by 50 metres spacing with locally infill at 25 metres by 25 metres; and for a condemnation drilling program for future infrastructure.

v) Drilling

Drilling at the Boto Gold Project has been conducted in various campaigns from 2000 to the present.

Throughout 2020, exploration activities focused on exploring selected high-priority resources, geochemical and geological targets in the vicinity of Malikoundi, Boto 5 and Boto 6; as well as testing extensive lateritic plateaus west of the permit, as thick as 10 metres and known to mask NE structures that splay into the major Senegal-Malian shear Zone.

To date a total of 21,890 metres were carried out including 2,641 metres of DD and 19,249 metres of RC drilling. Additionally 14,728 metres of AC drilling beneath of laterite undercover.

  DD program aimed at infilling beneath US$1,200 pit shell, to improve resources classification and test continuity mineralization at depth within the pit.

  RC program aimed at definition drilling of a North-South trend located east of the Malikoundi pit (Target 8) and resources development which aimed to check continuity and limits of orebody inside the Malikoundi pit.

vi) Sampling, Analysis and Data Verification

Sample Preparation and Analysis

The only known sampling types conducted prior to 1999 were surface geochemical sampling and grab sampling.  From 1999 to 2004, sample preparation was carried out at the Karakaena Camp.  QA/QC from 1999 to 2004 consisted of the insertion of duplicate samples, blank samples (blanks), and standard samples.  During this period, preliminary preparation was carried out at the AGEM field laboratory before being submitted to a commercial laboratory. This field lab was under the supervision of an experienced technician.

From 2004 to 2007, for certain periods only, duplicates and blanks were used to do the QA/QC for RC, RAB, trench, and termite mound samples. Since 2004, no preparation has been made at the camp, other than splitting of the RC and RAB samples. The insertion rates of QA/QC samples at this time were: a duplicate inserted in each batch of 10 samples and a local blank inserted in every 20th sample.  No certified standard was used.

In 2007 and 2008, the QA/QC procedure was reviewed and new procedures were put in place.  An internal validation of the samples pre-2007 was carried out by IAMGOLD and did not detect any significant sampling issues.  The new QA/QC methods were applied to previous data from 1999 to 2007 and approximately 10 per cent of the samples were re-analysed.  From that point on, a validation procedure was systematically applied.  Since 2009, all AGEM sampling campaigns have been using certified standards and blanks, in addition to taking duplicates and check assay samples.  QA/QC results are monitored in each drilling program. Standard and blank samples are plotted against their theoretical value and scatter diagrams are created for duplicates and check assays. An assay batch is considered validated if the value received for the certified reference is within a range of ±15 per cent of the mean certified value for that standard. The entire batch will be re-assayed if any certified standard does not meet this requirement. For blanks, any assay value greater than 10 ppb signifies a batch failure and the entire batch is re-assayed.

Until December 2013, all samples from the Boto Gold Project were being analyzed at the ALS Chemex laboratory in Bamako, Mali.  Upon reception in the laboratory, samples were removed from the sample bags and checked against the chain of custody form and information was entered into the ALS system under an ALS file number.  ALS inserted two internally certified standards and two blanks in each batch of 24 samples and analyzed duplicates on a regular basis. Internal laboratory QA/QC assessments were evaluated to ensure they meet the established standards.

Since December 2013, all Boto Gold Project samples were processed in the Véritas laboratory.  Véritas is contacted when at least 800 samples are ready to be shipped.  By the time Véritas picks up the samples from the camp, the number has usually risen to approximately one thousand. The vehicle carries the samples to the Kédougou preparation laboratory.  Samples are sorted by batches of 200 and a given name.  In 2016, Véritas stopped preparations in Kédougou and samples are currently prepared at the Véritas laboratory in Bamako, Mali.  Pulps are sent to the Véritas laboratory in Abidjan, Ivory Coast, for assay.

Sample Security

The samples were transferred from the field to the camp only in the presence of a qualified and experienced technician.  Drill core cutting, sample packaging and storage were carried out under the supervision of Boto Gold Project geologists and technicians. The core halves and the RC and RAB samples were packaged in sealed, plastic sample bags. A sample tag was placed in each bag of samples taken. It is the opinion of the QP that the sample preparation and analyses are adequate for this type of the deposit and that the sample handling and chain of custody are satisfactory and meet industry standards. The data is considered representative for the level of study presented. RPA concludes that the exploration, sampling practices, and resulting data are suitable for the estimation of a NI 43-101 Mineral Resource estimate.

Data Verification

RPA conducted a site inspection of the Boto Gold Project from May 29 to June 1, 2019. There was no drilling activity at the time of the visit.  During the site visit, RPA personnel reviewed the deposit geology with the site geologists, visited the Boto deposits, took GPS readings of collar positions, reviewed core from drilling with relevant intercepts, reviewed logging and sampling procedures and visited the site logging, sampling and storage facilities.  During the visit, discussions were held with:

• Mr. Benoit Michel, IAMGOLD, Boto Gold Project Manager, Exploration.

• Mr. Philippe Biron, IAMGOLD, Senior Resource Geologist, Exploration.

• Mr. Guillaume Bredillat, IAMGOLD, Project Geologist, Exploration.

Drill core for the Boto Gold Project is logged, sampled, and stored in two locations: (1) at the Boto Exploration Camp, situated approximately 12 kilometres due west of Malikoundi and (2) at the New Camp, situated approximately 1.5 kilometres west of the Malikoundi deposit.

The logging and storage facilities are appropriate. Logging was completed by geologists. The sampling is done generally for the entire length of the hole. The logging and sampling are conducted to industry standards.  Core samples are stored in metallic core boxes, while RC samples are stored in rice bags.

Drillhole collars are typically marked by a cement cast around a four inch PVC pipe in the collar. The cement cast is inscribed with drillhole number, azimuth, dip and depth of drillhole. Many of these cement casts are showing signs of wear and, in some cases breakage, however, most are still legible. Since the long grass is often burnt by the end of the rainy season, many of the PVC pipes are melted.  RPA took readings of several collar position from holes in each of the Boto deposits.  There were three collars checked for Boto 5, three for Boto 6, and nine for Malikoundi - Boto 2. The RPA handheld GPS readings returned position values within five metres of the collar positions recorded in the drill hole database.

Core from six representative drill holes and chip boxes for three typical RC holes were reviewed. The logs presented sampling intervals and lithology description consistent with the core and RC chips.

RPA performed the database validation routine specific for GEOVIA GEMS on relevant tables in the drilling database and no errors were identified.  Additionally, RPA checked for zero/extreme values in the collar table, missing or extremely long intervals, extreme high values, overlapping or out of sequence intervals, and visually inspected drill hole traces for unusual azimuths, dips and deviations.

The Company provided RPA with original assay certificates in digital format for Boto samples. RPA focused on the certificates from 2010 to 2019 drilling campaigns (approximately 750 certificates), from which RPA randomly selected and compiled approximately 300 certificates. The compiled certificates matched approximately 20,000 samples from the drill hole database (15 per cent of the database samples). RPA did not identify any differences between the independently compiled assays and the content of the resource database.

Typically, for deposits in the early stage of exploration independent check assay samples are collected during the site visit from relevant intercepts to confirm presence of mineralization. Given the advanced stage of the Boto Gold Project, RPA did not collect check samples from the Boto Gold Project.

The QP is of the opinion that the database is acceptable for the purposes of resource estimation. In addition, the logging, sampling, and database management procedures follow industry standards.

vii) Metallurgical Testing

Extensive metallurgical testwork has been conducted on the Boto ore deposits since 2013. The testwork results were analyzed and used for flowsheet development and inputs into the process design criteria. The testwork conducted in 2013 was a scoping level metallurgical test program. The testwork conducted in 2014 was a continuation of the previous scoping-metallurgical test program in 2013.

In 2015, the Boto Gold Project entered into its PFS phase.  A sample selection exercise was also conducted during that time.  The program began in 2015 with sample selection and grindability testwork, and ended with metallurgical testwork in 2016.  In 2016, three master composites were submitted for metallurgical development testwork and 40 samples were submitted for gold extraction variability testwork.  A gap analysis was conducted on the results to identify recommendations.

In 2017, the Boto Gold Project entered into its FS phase and metallurgical and sample selection were conducted.  The key objectives of this testwork included confirming the requirement of a gravity circuit, confirming the optimum leach conditions such as grind size, cyanide concentration, pulp density, addition rate for lead nitrate, and oxygen addition during leaching. The program also included CIP modelling, and tests for solids-liquid separation, pH neutralization, oxygen uptake, preg-robbing, and cyanide destruction. One of the main objectives for the 2017/2018 testwork was to further investigate the distribution of tellurides in the ore body and also to study the gold deportment and the gold host mineral types.

In 2018, solids-liquid testwork were conducted at both the Outotec and Pocock testing facilities, to investigate flocculant screening, flocculant dosing rates, and the solids flux or loading rates for thickener sizing.

In late 2019, a sample composed of 20 per cent saprolite/saprock and 80 per cent hard rock was subjected to rheology testing. The objectives of this additional testing were to obtain data for tailings pipeline design purposes and to evaluate whether the increased saprolite content poses a risk due to the expected increase in viscosity.

Comminution parameters determined based on lithology weighted average per weathering type are:

  85th percentile BWi of 10.8 kWh/t, 11.2 kWh/t, and 20.6 kWh/t for saprolite, saprock, and fresh rock, respectively;

  85th percentile CWi of 16.4 kWh/t for the fresh rock; and

  50th percentile Ai of 0.033 grams, 0.043 grams, and 0.542 grams for saprolite, saprock and fresh rock, respectively.

The Boto Gold Project fresh rock is classified as hard ore while the Boto Gold Project saprolite and saprock are classified as softer ore when compared to the A.R. MacPherson Grinding Specialist database.  Other key results from the metallurgical testwork include:

  Gold extraction increased with decreasing grind size. A grind size of P80 of 75 microns was determined to be optimum for the Boto Gold Project;

  Malikoundi/Boto 2 and Boto 5 samples showed no evidence of preg-robbing activity;

  Gravity separation tests (E-GRG tests), and whole ore leach tests showed limited benefits from inclusion of a gravity circuit in the flowsheet. The majority of the GRG amount found in MC-2 of the 2018 testwork was very fine in nature; hence, recovery with gravity at full scale would be difficult;

  Synergistic effects from lead nitrate and oxygen addition during pre-treatment, and oxygen addition during leaching provided faster leach kinetics, significant reduction in cyanide consumption and gold extraction benefits;

  Cyanide consumption was low with an addition rate of 0.27 kg/t ore expected at the design ore blend (approximately 80 per cent fresh rock and 20 per cent saprolite/saprock); and

  Lime consumption was moderate with a consumption rate of 1.92 kg/t ore expected at the design ore blend.

viii) Mineral Resources and Mineral Reserves

The drill hole database for the Boto deposits was provided by IAMGOLD. The database contains records of core drilling and reverse circulation (RC) drilling completed until the end of April 2019. Collar position, downhole deviation survey, gold assay, lithology, weathering profile, density, structural, alteration, mineralization, chemical composition (XRF) and recovery information are stored in separate tables. The database contains information from 951 drill holes with a total length of 146,195.7 metres. The database was provided by IAMGOLD to RPA as part of a Geovia GEMS 6.8 project. In addition to data tables, the GEMS project included interpreted mineralized wireframes, geology solids, topography, and weathering surfaces.

The samples retained inside the wireframes were the basis of the resource estimate, consisting of 18,674 samples, with a total sampled length of 19,426.5 metres. The resource samples form a positively skewed population, characteristic for gold mineralization, with a relatively large number of low‐grade samples and long trail of higher‐grade samples.

The updated drilling database had 4,512 density measurements with available weathering flagging. The weathering flagging was based on position of the measurement in relation to the weathering surfaces. As small pockets of any of the horizons can potentially be included in the domains above or below, occasional larger or lower values can be found in each of the horizons, without affecting the average value of the modelled domain. Approximately 75 per cent of the density measurement data was collected from the Malikoundi/Boto2 deposit. Average density values vary slightly for each of the deposits. RPA decided to use the average density value by weathering horizon using all the data available for the Boto project. The average density values were assigned to blocks in the block model flagged used the weathering surfaces.

Malikoundi/Boto 2 deposit

Capping of high grade assays prior to compositing is a practice aimed at limiting the influence of erratic highgrade assays, which otherwise have the potential to overpower surrounding lower grade samples. In the absence of production data that would allow the determination of appropriate capping levels, a number of statistical procedures were used. RPA applied statistical methods to establish the capping levels for the Malikoundi/Boto 2 estimation domains. A combination of histograms, decile analysis, probability plots, disintegration and visual inspection of the spatial location of higher‐grade assays were used to determine the capping levels for each mineralized lens. RPA capped high‐grade assays prior to compositing.

In preparation for grade estimation, samples were composited to intervals of equal length. RPA selected a compositing length of 2 metre fixed intervals. Compositing was done from collar to toe within each mineralize lens, starting at the wireframe pierce‐point and continuing to the point at which the hole exited the lens. Composites at least 50 per cent of compositing length were considered valid. No composites were discarded for Malikoundi/Boto 2. Capped composites were used for resource estimation.

Mineralization wireframes for the Malikoundi/Boto 2 deposit were modelled by IAMGOLD geologists. Drilling completed until the end of May 2019 was used to update and refine the current resource solids. Recent drilling east of the main Malikoundi trend resulted in the definition of the T8 mineralized area, consisting of a set of veins parallel to the main trend. The wireframes were built from 3D rings interpreted on vertical sections spaced at 50 metre intervals. The 3D rings, snapped to the beginning and end of sampled intervals down the drill hole, were then connected to create the mineralization solids. The mineralization solids were defined based on a combination of 0.15 g/t Au nominal cut‐of grade, presence of favourable lithology and higher intensity alteration, presence of sulphides, and intensity of fracturing. A minimum nominal thickness of 4 metres was used throughout the modelling exercise. The average core length of the mineralized intercepts is approximately 19 metres, while the average true thickness is approximately 15 metres.

RPA reviewed the modelled mineralized solids, lithology and alteration wireframes, and weathering surfaces. RPA considers the wireframes provided by IAMGOLD a good representation of the mineralization present at Malikoundi/Boto 2 deposit and found them to be appropriate for resource estimation. RPA adopted the wireframes provided by IAMGOLD and used them to constrain the block model supporting the Malikoundi Mineral Resource estimate. The mineralized wireframes were used to select the resource samples and constrain the resource estimate. The weathering surfaces were used to define contacts between different oxidation state material and density flagging in the block model.

The weathering profile at Boto has been divided into four major units: laterite, saprolite, transition and fresh rock. The upper unit, laterite, is considered to include transported and reworked material, hence the laterite cover and samples selected from this unit were not considered for resource estimation.

A block model was setup in GEOVIA GEMS 6.8 software to support the resource estimate. The block model for the Malikoundi/Boto 2 deposit has a block size of 5 metres wide by 10 metres deep by 5 metres high. The block model is not rotated, with the elongated side of the blocks aligned parallel to the north‐south strike of the deposit. The block size is appropriate for the intended open pit operation planning and adequate for the 50 metre by 50 metre drill hole spacing available at Malikoundi/Boto 2.

The modelled mineralization wireframes for Malikoundi/Boto 2 deposit capture the favourable lithology, alteration, and intense fracturing, at a nominal cut‐off grade of 0.15 g/t Au. The wireframes include a large proportion of low‐grade mineralization in order to avoid fragmentation of the modelled lenses. Mineralized zones of higher grade (1 g/t Au and higher) have a relatively short continuity, difficult to extend beyond 2‐3 sections spaced 50 metres. The mix of low and high‐grade samples in the same domain renders the variographic analysis difficult.

RPA attempted variographic analysis for a segment of the vein 246, on 2 metre capped composites. An arbitrary section of approximately 400 metres along strike, with higher‐grade continuity, was selected. Composites associated with branching parts of the mineralized lens were also removed. The oriented variograms were unstable and very sensitive to the angles of tolerance for sample selection, resulting in a range of anisotropy ratios from 2:1 dipping approximately 50° north to almost 1:1. Applying a lower capping to the composites resulted in the reduction of anisotropy. The ranges observed were generally between 80 metres and 120 metres for the major and 60 metres to 100 metres for the semi‐major directions.

The ranges and orientations observed in the test variographic analysis support a search radius of 100 metres and a 1:1 ratio between the major and semi‐major ranges.

The block model was interpolated in two passes. The gold grades were estimated using the 2 metre composites with the ID3 interpolation method (anisotropic). The ID3 method was favoured in order to preserve local grades in the context of using mineralized wireframes with occasional internal dilution and with lower grade intercepts. The search ellipses used for the Malikoundi/Boto 2 block model interpolation were similar to those used in previous resource estimates. The ranges used are appropriate for the 50 metres by 50 metres drill spacing and supported by the test variographic analysis observations. Search ellipses were oriented along the interpreted mineralized lenses. Where necessary, lenses were subdivided to allow a better local fit of the search ellipse. Occasionally the search ellipses were widened to accommodate local lens geometry.

Boto 5 deposit

The Boto 5 mineralization solids were used to flag the resource samples. The samples retained inside the wireframes were the basis of the resource estimate, consisting of 1,484 samples, with a total sampled length of 1,509 metres. Similar to the Malikoundi/Boto 2 deposit, the Boto 5 resource samples form a positively skewed population, characteristic for gold mineralization, with a relatively large number of low‐grade samples and long tail of higher‐grade samples.

Capping of high grade assays prior to compositing is a practice aimed at limiting the influence of erratic highgrade assays, which otherwise have the potential to overpower surrounding lower grade samples. In the absence of production data that would allow the determination of appropriate capping levels, a number of statistical methods are used. RPA applied statistical methods to establish the capping levels for the Boto 5 estimation domains. A combination of histograms, decile analysis, probability plots, disintegration, and visual inspection of the spatial location of higher‐grade assays was used to determine the capping levels for each mineralized lens. RPA capped high‐grade assays prior to compositing.

Samples were composited to intervals of equal length. RPA selected a compositing length of 2 metres fixed intervals. Compositing was done from collar to toe within each mineralized lens, starting at the wireframe pierce‐point and continuing to the point at which the hole exited the lens. Composites with at least 50 per cent of compositing length were considered valid. No composites were discarded for Boto 5. Capped composites were used for resource estimation.

Mineralization wireframes for the Boto 5 deposit were modelled by IAMGOLD geologists. The wireframes were built from 3D rings interpreted on vertical sections spaced at 50 metre intervals. The 3D rings, snapped to the beginning and end of sampled intervals down the drill hole, were then connected to create the mineralized 3D solids. The mineralization solids were defined based on a combination of a 0.15 g/t Au nominal cut‐off grade, the presence of favourable lithology and higher intensity alteration, presence of sulphides, and intensity of fracturing. A minimum nominal thickness of 4 metres was used throughout the modelling exercise. The average core length of the mineralized intercepts is approximately 11 metres, while the average true thickness is approximately 9 metres.

RPA reviewed the modelled mineralized solids, lithology and alteration wireframes, and weathering surfaces. RPA considers the wireframes provided by IAMGOLD a good representation of the mineralization present at Boto 5 deposit and found them to be appropriate for resource estimation. RPA adopted the wireframes provided by IAMGOLD and used them to constrain the block model supporting the Boto 5 Mineral Resource estimate. The mineralized wireframes were used to select the resource samples and constrain the resource estimate. The weathering surfaces were used to define contacts between different oxidation state material and density flagging in the block model.

Artisanal small‐scale mining is an on‐going activity at the Boto 5 deposit and surrounding areas. The artisanal mining affects mainly the laterite cover, which is not considered for the resource estimate. In order to account for possible mined out material, RPA sterilized blocks in the proximity of the artisanal mining outline. The topography surface shows the lower elevation in the areas affected by mining. Blocks situated within 10 metres below the topographical surface in the proximity of the artisanal mining were sterilized.

The weathering profile at Boto has been divided into four major units: laterite, saprolite, transition and fresh rock. The upper unit, laterite, is considered to include transported and reworked material, hence the laterite cover and samples selected from this unit were not considered for resource estimation.

A block model was setup in GEOVIA GEMS 6.8 software to support the resource estimate. The block model for the Boto 5 deposit has a block size of 5 m wide by 5 metres deep by 5 metres high. The block model is rotated ‐28.5° (GEMS rotation convention). The block size is appropriate for the intended open pit operation planning and adequate for the 50 metres by 50 metres drill hole spacing available at Boto 5.

The Boto 5 block model was interpolated in two passes. The gold grades were estimated using the 2 metre composites with the ID3 interpolation method (anisotropic). The ID3 method was favoured in order to preserve local grades in the context of using mineralized wireframes with occasional internal dilution and with lower grade intercepts. The search ellipses used at Boto 5 allow access to closes drilling in the first pass, reaching further for blocks interpolated in the second pass. The ranges were appropriate for the 50 metres by 50 metres drill spacing. Search ellipses were oriented along the interpreted mineralized lenses. Where necessary, lenses were subdivided to allow a better local fit of the search ellipse. Occasionally, the search ellipses were widened to accommodate local lens geometry.

Boto 6

The Boto 6 mineralization solids were used to flag the resource samples. The samples retained inside the wireframes were the basis of the resource estimate, consisting of 10,307 samples, with a total sampled length of 11,687 metres. Similar to the Malikoundi/Boto 2 and Boto 5 deposits, the Boto 6 resource samples form a positively skewed population, characteristic for gold mineralization, with a relatively large number of low‐grade samples and long tail of higher‐grade samples.

Capping of high grade assays prior to compositing is a practice aimed at limiting the influence of erratic highgrade assays, which otherwise have the potential to overpower surrounding lower grade samples. In the absence of production data that would allow the determination of appropriate capping levels, a number of statistical methods are used. RPA applied statistical methods to establish the capping levels for the Boto 6 estimation domains. A combination of histograms, decile analysis, probability plots, disintegration, and visual inspection of the spatial location of higher‐grade assays was used to determine the capping levels for each mineralized lens. RPA capped high‐grade assays prior to compositing.

Samples were composited to intervals of equal length. RPA selected a compositing length of 2 metres fixed intervals. Compositing was done from collar to toe within each mineralize lens, starting at the wireframe pierce‐point and continuing to the point at which the hole exited the lens. Composites with at least 50 per cent of compositing length were considered valid. Only two composites were discarded at Boto 6. Capped composites were used for resource estimation.

Mineralization wireframes for the Boto 6 deposit were modelled by IAMGOLD geologists. Drilling completed until the end of May 2019 was used to update and refine the current resource solids. The wireframes were built from 3D rings interpreted on vertical sections spaced at 50 metre intervals. The 3D rings, snapped to the beginning and end of sampled intervals down the drill hole, were then connected to create the mineralization solids. The mineralization solids were defined based on a combination of a 0.15 g/t Au nominal cut‐off grade, the presence of favourable lithology and higher intensity alteration, presence of sulphides, and intensity of fracturing. A minimum nominal thickness of 4 metres was used throughout the modelling work. The average core length of the mineralized intercepts is approximately 92 metres, while the average true thickness is approximately 72 metres.

RPA reviewed the modelled mineralization solids, lithology and alteration wireframes, and weathering surfaces. RPA considered the wireframes provided by IAMGOLD a good representation of the mineralization present at Boto 6 deposit and found them to be appropriate for resource estimation. RPA adopted the wireframes provided by IAMGOLD and used them to constrain the block model supporting the Boto 6 Mineral Resource estimate. The mineralized wireframes were used to select the resource samples and constrain the resource estimate. The weathering surfaces were used to define contacts between different oxidation state material and density flagging in the block model.

The weathering profile at Boto has been divided into four major units: laterite, saprolite, transition and fresh rock. The upper unit, laterite, is considered to include transported and reworked material, hence the laterite cover and samples selected from this unit were not considered for resource estimation. For the current estimate, the contact surfaces between weathering domains have been reviewed and adjusted by IAMGOLD. Visual, hardness and geochemical information were used to define the contact surfaces.

A block model was setup in GEOVIA GEMS 6.8 software to support the resource estimate. The block model for the Boto 6 deposit has a block size of 5 metres wide by 5 metres deep by 5 metres high. The block model is rotated 25° (GEMS rotation convention). The block size is appropriate for the intended open pit operation planning and adequate for the 50 metres by 50 metres drill hole spacing available at Boto 6.

The Boto 6 block model was interpolated in two passes. The gold grades were estimated using the 2 metres composites with the ID3 interpolation method (anisotropic). The ID3 method was favoured in order to preserve local grades in the context of using mineralized wireframes with occasional internal dilution and with lower grade intercepts. The search ellipses used at Boto 6 allow access to closes drilling in the first pass, reaching further for blocks interpolated in the second pass. The ranges were appropriate for the 50 metres by 50 metres overall drill spacing. Search ellipses were oriented along the interpreted mineralized lenses. Where necessary, lenses were subdivided to allow a better local fit of the search ellipse. Occasionally the search ellipses were widened to accommodate local lens geometry.

Mineral Estimation

Mineral Resources were classified in accordance with definitions provided by CIM (2014) Standards andDefinitions. The Mineral Resources for the Malikoundi/Boto 2, Boto 5 and Boto 6 deposits were classified as Indicated and Inferred Mineral Resources and constrained by resource open pit shells. There is no Measured Resources for the Boto deposits.

Indicated Resources are classified where estimated blocks are situated within the 50 metre by 50 metre drill hole grid, interpolated with a minimum of two drill holes. For a 50 metre by 50 metre drilling area, Indicated blocks are expected to be within a maximum nominal distance of approximately 35 metres away from the closest drill hole.

Inferred Resources are classified as blocks estimated with a minimum of two drill holes, with a maximum nominal distance to the closest composite of 70 metres.

The Malikoundi/Boto2 and Boto 6 deposits are situated in proximity to the Falémé and Balinko Rivers, the border of Senegal with Mali. With respect to prospects of eventual economic extraction, a 250 metres exclusion zone was applied from the edges of these rivers as a protected zone. There are no Mineral Resources declared within the 250 metres exclusion zone.

The classification process began with the identification of the blocks satisfying the minimum drill hole count and distance criteria. Blocks were then reclassified using manually drawn contours in order to clean isolated blocks or block clusters of different classification.

For Malikoundi/Boto 2, an additional step was used to refine the classification, using open pit shells as a guide. Isolated clusters of Inferred blocks situated within a preliminary reserve shell were reclassified as Indicated. Similarly, Indicated blocks situated below a preliminary resource shell based on more restrictive grade capping were reclassified as Inferred.

In order to demonstrate 'reasonable prospects for eventual economic extraction' an optimized constrainingshell was used to report mineral resources for the Malikoundi/Boto 2, Boto 5 and Boto 6 deposits. The constraining shell was developed using Hexagon Mining MineSight® 3D.

Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

The cut‐off grades, at a gold price of US$1,500, established for the Malikoundi/Boto2 deposit by weathering zone are:

☐ Saprolite 0.37 g/t Au

☐ Transition 0.38 g/t Au

☐ Rock 0.50 g/t Au

The cut‐off grades, at a gold price of US$1,500, established for the Boto 5 deposit by weathering zone are:

☐ Saprolite 0.37 g/t Au

☐ Transition 0.38 g/t Au

☐ Rock 0.50 g/t Au

The cut‐off grades, at a gold price of US$1,500, established for the Boto 6 Deposit by weathering zone are:

☐ Saprolite 0.37 g/t Au

☐ Transition 0.38 g/t Au

☐ Rock 0.50 g/t Au

There are no reported Mineral Resources for the Boto 4 deposit due to the proximity to the Balinko River within the 250 metre exclusion zone from the river and the situation of the village of Guémédji above the deposit. Should the 250 metre offset limit change or be lifted, the block model and mineral resources for the Boto 4 deposit will be re‐evaluated.

Mineral Reserves

The Mineral Reserves for the Boto Gold Project are based on the conversion of the Indicated Mineral Resources to Probable Mineral Reserves within the Boto Report. No Measured Mineral Resources are currently part of the model. The Mineral Reserve estimate for the Boto Gold Project deposits is based on the resource block model estimated by RPA and with effective date of December 31, 2019. The Mineral Reserves are based on the Malikoundi deposit, including the Malikoundi and Malikoundi North pits, and the Boto 5 deposit.

The Boto Gold Project is amenable to extraction by open pit methods.

A series of nested shells were generated for a range of revenues from $600/oz to $1,500/oz. In addition to these pit optimizations, COMET Strategy's Optimal Scheduler software was used to generate an optimal mine plan. This optimal mine plan was considered in order to select the pit optimization shells. Finally, the $1,150/oz gold price shell for the Malikoundi deposit and $1,200/oz Au price shell for the Boto 5 deposit were selected. Optimized pit shells were generated using the pseudoflow algorithm in Geovia's Whittle strategic mine planning software. The pseudoflow algorithm generates the same results as the Lerchs‐Grossman algorithm, however produces the results much faster.

Cut‐off grades were established based on QP's experience of similar project. They varied by pit area and weathering type.

Malikoundi Boto 5 :

Laterite n/a

Saprolite 0.42 (g/t) Au

Transition 0.43 (g/t) Au

Fresh Rock 0.58 (g/t) Au

Boto 5 :

Laterite n/a

Saprolite 0.41 (g/t) Au

Transition 0.43 (g/t) Au

Fresh Rock 0.58 (g/t) Au

The geologic block models developed for the optimization study were whole block fully diluted models. Additional contact dilution was integrated in the mining block model to better reflect expected results with mining practices. Preliminary analyses of contact dilution were estimated using the following steps:

• For the Malikoundi deposit, the percentage of dilution was calculated for each contact side assuming 0.5 metre contact dilution distance. If one side of an ore cell was adjacent to a waste cell, it was estimated that a dilution of 10 per cent would result. If two, three and four sides were adjacent, it would rise to 15 per cent, 20 per cent and 30 per cent respectively. The grades of the adjacent waste cells were considered.

• For the Boto 5 deposit, the percentage of dilution was calculated for each contact side assuming 0.5 metre contact dilution distance also. If one side of an ore cell was adjacent to a waste cell, it was estimated that a dilution of 10 per cent would result. If two, three and four sides were adjacent, it would rise to 20 per cent, 30 per cent and 40 per cent respectively. The grades of the adjacent waste cells were considered.

Following these preliminary analyses, average dilution percentages were determined and applied to the pit optimization block models per rock types.

• Saprolite 6.0 per cent Dilution

• Transition 6.0 per cent Dilution

• Fresh Rock 5.5 per cent Dilution

The dilution grade was assumed to be 0.0 g/t. The tonnes and grades for the pit designs are reported with the diluted tonnes and grades. Consequently, some cells that had in‐situ grades above their respective cut‐off grade may have diluted grades lower than their corresponding cut‐off grade. Thus, these cells were considered as waste. No other ore loss was considered.

Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below.

The QPs for the Boto Report have not identified any known legal, political, environmental or other risks that would materially affect the potential development of the Mineral Reserves.  The risk of not being able to secure the necessary permits from the government for development and operation of the project exist but the QP is not aware of any issues that would prevent those permits from being withheld per the normal permitting process.

ix) Mining Operations

No mining has been conducted on the Malikoundi part of the project but artisanal mining is ongoing at Boto 5. With current metal pricing levels and knowledge of the mineralization, open pit mining offers the most reasonable approach for development.

A geotechnical study was completed on the Malikoundi and Boto 5 deposits by Absolute Geotechnics Pty Ltd. The study provided detailed slope recommendations by alteration zone, material type and orientation. These recommendations were incorporated in the pit optimizations completed and the detailed mine design.

A series of nested shells were generated for a range of revenues from 600$/oz to 1,500$/oz where a  $1,150/oz gold price shell for the Malikoundi deposit and $1,200/oz gold price shell for the Boto 5 deposit were selected.

The geologic block models developed for the FS were whole block fully diluted models. Additional contact dilution was integrated in the mining block model to better reflect expected results with mining practices. Preliminary analyses of contact dilution were estimated to determine average dilution percentages, which were applied. The diluted tonnes and grade were reported in the detailed pit designs.

The Malikoundi pit is designed as four phases within the main pit. Malikoundi North is designed with two phases. Boto 5 is a single-phase pit.

The mine schedule delivers 29.0 Mt of ore grading 1.71 g/t Au to the mill over a mine life of approximately 12 years, including 14 months of pre-production. The mine schedule utilizes the pit and phase designs described previously to send a maximum of 2.75 Mtpa of ore to the mill facility. The pit phasing and ore stockpiling strategy will ensure that sufficient mill feed is available during the rainy season. Phases will be advanced quickly in the dry season to provide temporary water storage after a rainfall event. Dewatering pumps will evacuate the water from the pits during the wet season.

The Malikoundi pit will be mined from the beginning of mining operations until Year 8. The Malikoundi North pit will be mined from Year 1 to 4. The Boto 5 pit will be mined from Year 1 to 2. From years 9 to 11, the mill will be fed exclusively from the ore stockpiles until they are completely depleted. Project activities in the pre-production period include haul road construction, FWP construction, TMF material placement, initiation of mining in Malikoundi Phase 1 and development of an ore stockpile near the processing plant.

Various rock types are present in the material mined within the final pits.  All material types will be comingled in the waste management facilities. Certain portions of the material will be directed to the TMF for the embankment construction. There will be four waste storage areas.

x) Processing and Recovery Operations

Process Design

The process plant design is based on extensive metallurgical testing, experience and industry standards. The flowsheet configuration and unit operations are well proven in the gold processing industry.  The key criteria for equipment selection are suitability for duty, reliability and ease of maintenance.

The plant has been designed with a nominal throughput of 2.75 Mtpa ore, crushing circuit availability of 75 per cent and a mill utilization of 92 per cent. The plant design incorporates the following unit process operations:

  Single stage primary crushing with a jaw crusher to produce a crushed product size of a P80 of 138 millimetres;

  Mill feed surge/overflow bin that overflows to a stockpile;

  The grinding circuit is an SSAG type, which consists of a closed circuit single stage SAG, producing a P80 grind size of 75 microns;

  Hydrocyclones are operated to achieve an overflow slurry density of 28.1 per cent w/w solids to promote better particle size separation efficiency;

  Leach circuit with five tanks to achieve the required 33.5 hours of residence time at nominal plant throughput.  A pre-oxidation step is included ahead of leaching to minimize cyanide consumption and improve downstream leach kinetics;

  CIP carousel circuit consisting of six stages for recovery of gold dissolved in the leaching circuit;

  Pressure Zadra elution circuit with gold recovery to doré, which includes an acid wash column to remove inorganic foulants from the carbon with hydrochloric acid, and an elution column; and

  Carbon regeneration kiln to remove organic foulants from the carbon and reactivate the adsorption sites on the activated carbon with heat.

Process and Plant Description

The Boto mineralization is predominantly hosted in quartz veins.  Sulphide minerals comprise pyrite, pyrrhotite and traces of arsenopyrite and chalcopyrite. The Boto Gold Project deposits are considered free milling. The ore body consists of approximately eight per cent saprolite overlaying a layer of approximately five per cent transition material followed by the remaining 87 per cent fresh rock at depth. The proposed process facility will consist of the following process areas:

  Primary crushing and coarse ore storage;

  Grinding, utilizing a SSAG circuit;

  Leach CIP Carousel circuit;

  Gold recovery and carbon handling circuit (consisting of a cold acid wash followed by a pressure Zadra elution circuit and horizontal carbon regeneration kiln); and

  Tailings disposal in a lined TMF with natural degradation of residual cyanide.

Plant Consumption

A water balance for the process plant has been completed.  Water from the pre-leach thickener overflow stream is recycled within the process plant to reduce external water requirements. Decanted return water from average rainfalls would satisfy most of the process water requirements, with only 49 m3/h of make-up water required from the raw water system. These flows will vary significantly due to seasonal variation of the precipitation and evaporation rates.

Fresh water consumption is estimated at 59 m3/h.  Given a large positive water balance, no extraction from the river is anticipated.  Power for the Boto Gold Project will be provided by an on-site thermal/solar power plant.  Reagent storage, mixing and pumping facilities will be provided for all reagents for the process plant.

Plant Control System

The general control philosophy will be one with a moderate level of automation and remote control facilities to allow process critical functions to be carried out with minimal operator intervention. PC-based OITs and a single server will act as the control system SCADA terminals. All key process and maintenance parameters will be available for trending and alarming on the process control system.  Two additional OITs will be provided for data logging and engineering/programming functions. Three field touch panels will be installed. The process control system that will be used for the plant will be a PLC and SCADA based system. The process control system will control the process interlocks and proportional, integral and derivative control loops for non-packaged equipment.  Control loop set-point changes for non-packaged equipment will be made at the OIT.

Local control stations will, as a minimum, contain start and latch-off-stop pushbuttons which will be hard-wired to the drive starter.  Plant drives will predominantly be started by the control room operator, after inspection of equipment by an operator in the field. The OITs will allow drives to be selected to auto, local, remote and maintenance or out-of-service modes via the drive control popup. Statutory interlocks such as emergency stops and thermal protection will be hardwired and will apply in all modes of operation. All PLC generated process interlocks will apply in auto, local and remote modes.  Process interlocks will be disabled or bypassed in maintenance mode with the exception of safety related and critical interlocks such as lubrication systems on the mill.

Vendor supplied packages will use vendor standard control systems as required throughout the Boto Gold Project. General equipment fault alarms from each vendor package will be monitored by the process control system and displayed on the OIT. Fault diagnostics and troubleshooting will be performed locally.

The use of actuated isolation or control valves will be implemented around the plant for automatic control loops or sequencing as part of the plant control or the elution sequence. The majority of equipment interlocks will be software configurable.  However, selected drives will be hard wired to provide the required level of personal safety protection.  All alarm and trip circuits from field or local panel mounted contacts will be based on fail-safe activation and will open on abnormal or fault condition.  If equipment shutdown occurs due to loss of main power supply, the equipment will return to a de-energised state and will not automatically restart upon restoration of power.  Sequential group starts and sequential group stops will not be incorporated for non-packaged plant equipment, with the exception of the elution circuit. However, critical safety and equipment protection interlocks will cause a cascade stop in the event of interlocked downstream equipment stopping.

xi) Infrastructure, Permitting and Compliance Activities

Infrastructure

The overall site plan for the Boto Gold Project includes the main facilities including the open pit mines, waste dumps, process plant, TMF, FWP, staff camp, airstrip and site access road. Other onsite facilities, including a power plant and bulk fuel storage are also provided. The site as a whole, including the open pit mines, will be fenced to clearly delineate the area, prevent animal access and deter access by unauthorized persons. Road access into the fenced area will be through a manned security checkpoint. Security fencing will surround the accommodation camp and the airstrip. High security fencing will surround the process plant.

As part of the development of the Boto Gold Project, the main access road will be upgraded. A new bridge currently under construction at Saroudia, funded and constructed by the government of Senegal, will be the link to site.

The TMF will provide secure storage for tailings and process water and protect groundwater and surface waters during operations and post closure. The TMF has been sized to permanently store 29.0 Mt of tailings, or 21.4 Mm3 at an average settled dry density of 1.35 t/m³. The Dam Hazard Classification has been determined based on the population at risk and loss of life; environmental and cultural values; and infrastructure and economics, and has been identified as "extreme".

The FWP is a water retaining structure designed to store fresh water for operational water needs of the mine and process plant. The FWP has been designed to provide approximately 1.5 Mm3 of fresh water storage in addition to freeboard contingencies for storm water runoff management (under normal operating conditions), excess water discharge, wave run-up and conveyance of the inflow design flood through the overflow spillway. The FWP has been identified as having a Dam Hazard Classification of "extreme" based on the foreseeable consequences.  It will include an overflow spillway to route excess water during normal operating conditions and extreme precipitation events through the FWP basin. The overflow spillway consists of a two-staged trapezoidal channel through the western abutment of the FWP embankment which will discharge away from the downstream toe of the embankment.

Environmental Studies, Permitting and Compliance Activities

The main environmental and social requirements in Senegal, in accordance with Senegal's Mining Code are: completing an ESIA and creating a mine site reclamation fund at the Deposit and Consignment Office.  The main environmental and social requirements under the Environment Code include: completing an impact study and implementing an ESMP; acquisition of an environmental compliance certification granted by the Directorate of Environment and Classified Establishments; notifying the authorities of neighbouring countries of a mining operation as part of the EA if the operations are liable to have a cross-border impact or the mining operation must use shared infrastructures or resources; compliance with safe distance rules; consultation with local communities; and public involvement in the environmental impact study (upstream and downstream). The Company is also committed to a number of its own policies and other guidelines, including World Bank guidelines. In order to comply with the legal and regulatory requirements as well as World Bank guidelines, an ESIA process was launched in June 2015 and was completed in 2018.

To properly understand the project's human, physical and biological context, baseline environmental studies were advanced in 2015 and in the first half of 2016 and completed in the second half of 2017. Tailings and waste geochemical characterization studies were also conducted during these periods. The upstream public consultation process took place in 2016 and a public inquiry was made in May and June 2016 at the request of the Kédougou region Governor. The complete ESIA report was submitted in 2016, on the basis of the project as developed as part of the original PFS. At the request of the Company, the impact study validation procedure was suspended due to the continuation of technical studies.

Following the publication of the optimized PFS and the launch of the FS, the ESIA report was updated with new data at the end of the first half of 2018 and submitted to the Ministry of Environment for instruction and validation. The report was reviewed in April 2018 by the technical committee, representing all key and administrative stakeholders, and additional information was requested. An amended was submitted to the Ministry of the Environment in May 2018. An environmental compliance certificate was issued by the Senegalese Government in October 2018, followed by a decree in November 2018. Highlights of the baseline environmental studies and the impact study are presented in the Boto Report.

The ESIA resulted in the identification of the main potential impacts as well as the benefits the Boto Gold Project could have. The main potential negative impacts are:

  Reduced area for lands that could be used by the community for the purposes of agriculture, husbandry, market gardens and other uses due to land occupation by infrastructures and various components of the Boto Gold Project;

  Loss of cropland;

  Disruption of plant and wildlife habitats by construction activities and mining operations;

  Modification of the sector's hydrological and hydrogeological regime due to land occupation by infrastructures and components of the Boto Gold Project, the development of ditches, drainage channels and water storage ponds, the excavation and dewatering of open pits, etc.;

  Increased ambient noise level due to blasting and ore and waste handling activities, as well as the equipment used in the industrial sector;

  Disruption of ambient air quality due to the handling of material, ore and waste, operation of the thermal power plant and of the ore processing mill, etc.;

  Disruption of surface and ground water quality as a result of deforestation exposing the land to erosion, the potential discharge of contaminated water by the septic waste water treatment plant, waste dumps and TSF, potential discharges of hazardous material or petroleum products, etc.; and

  Increased pressure on already limited services related to health, education and water and food supply, potential increase in crime rate and cases of communicable diseases, caused by the influx of migrants, namely crossing the borders from Mali and Guinea, seeking job and economic opportunities in the sector.

On the other hand, the Boto Gold Project will bring several benefits in the Kédougou and Saraya regions. The Boto Gold Project was designed to minimize impacts on the population and the environment, including safety distances, buffer zones, secondary spill retention capacity for petroleum products and reagents, settling ponds for run-off water from waste dumps and drainage water from pits, and design features for the TMF to minimize the risk of exfiltration. A relocation and compensation strategy was developed. Should the displacement of revenue-generating activities or of people to other revenue-generating activities be required, the Company will implement a relocation and compensation program in compliance with the requirements of Senegalese regulations and international standards. If the Boto Gold Project is implemented, the Company intends to provide effective support to the authorities and communities to improve living conditions in the zone and help the development of local communities.  This support will remain within the financial limits of the Company and in accordance with the mandates of the State.

Senegal's Environmental Code requires that an ESMP be developed, implemented and maintained for large-scale projects to address the main environmental and social issues identified in the ESIA.  A preliminary ESMP was presented to the authorities in the ESIA report.  The official version of the ESMP is currently under development and will be implemented during all phases of the Boto Gold Project.

xii) Capital and Operating Costs

All costs are expressed in U.S. dollars unless otherwise stated and are based on pricing in the third quarter of 2019 and deemed to have an overall accuracy of ±15 per cent.

The capital cost estimate was based on an EPCM implementation approach and typical construction contract packaging. Equipment pricing was based on quotations and actual equipment costs from similar projects considered representative of the Boto Gold Project. The overall capital cost estimate is as follows:

Area	M$ (Excluding Duties and Taxes)
Direct Costs
Site General	29.7
Mining	57.3
Power Supply	2.6
Process Plant	64.7
Tailings & Water Management	14.0
Sub-Total Direct Costs	168.3
Indirect Costs
Construction In-directs	23.2
Owner's Costs	63.1

Contingency	16.7
Sub-Total Indirect Costs	103.0
Total Initial Capital Cost	271.3
Sustaining Capital Cost	68.5
Total Project Capital Cost	339.8

Initial capital requirements (pre-production) are estimated to be $57.3 million and includes pre-production mining, which is capitalized. The mining equipment capital reflect full purchase of the equipment. Leasing or financing have not been included for the study.

The capital costs for the process plant and infrastructure capital are based on the elements of the proposed process facility and the project infrastructure described in the Boto Report.  The capital cost estimate is based on an EPCM implementation approach and horizontal (discipline based) construction contract packaging.  The process plant was broken down into unit operation areas with quantity take-offs benchmarked against similar facilities from previous projects to provide the additional scope and level of confidence needed to confirm a FS level estimate was achieved.

The operating cost estimate is made up of three components: mine operating costs; process plant operating costs; and general and administrative operating costs.  The estimated LOM operating cost per tonne of ore processed is as follows:

	Total Cost ($M) from first gold pour	$/t Processed
Mining	$487	$16.76/t
Processing	$396	$13.65/t
G&A	$108	$3.70/t
Total Cash Cost	$991	$34.11/t

The mine operating costs have been estimated from first principles based on equipment hourly operating costs, equipment usage models and productivity assumptions. The average LOM operating cost is estimated at $2.07/t mined, which includes costs associated with re-handling from stockpiles.

The process plant operating costs have been developed based on an ore processing rate of 2.75 Mtpa. The plant will normally operate 24 hrs/day for 365 d/y with 75 per cent (6,570 h/y) crushing plant utilization and 92 per cent milling plant utilization (nominal 8,059 h/y).

The operating cost estimates are expressed in United States Dollars in terms based on the third quarter of 2019. In some instances, the technical report bases estimates on the fourth quarter of 2019 and are deemed to have an overall accuracy of ±15%.

The operating cost estimate includes operating consumables; plant maintenance; power; plant laboratory; and labour.  The estimated annual cost per tonne of ore of each category are:

• Consumables: $4.63

• Maintenance: $1.34

• Power: $7.06

• Labour: $ 1.41

The estimated operating cost for the plant laboratory equates to $319,173/year. The estimated general and administrative costs, which include labour and expenses, is $4.22/tonne processed. The estimated annual plant operating cost per tonne is $13.72, $12.96, $13.00, $13.71 and $14.14 for the first five years respectively.

The following foreign exchange rates were used to estimate both capital and operating costs:

Currency	$USD
AUD	0.70
USD	1.00
Euro	1.20
Rand	0.07
CAD	0.77
CFA	0.001829
YEN	0.009

Economic Analysis

An economic assessment was completed using a pre and after-tax cash flow model prepared by the Company. Parameters affecting the project cash flow are: production schedule, revenues, royalties, sustaining and initial capital requirements, operational costs, working capital, financing costs, mine closure costs and the Senegalese fiscal regime. Previous costs related to the valuation of the Boto Gold Project are estimated at $64.4 million and are considered in the financial analysis in terms of future tax depreciation. The costs were evaluated in U.S. dollars. All amounts are in constant 2019 dollars, no provision is made for inflation nor increase in gold price.

The LOM capital cost for the project is estimated at $339.8 million, with an initial capital expenditure of $271.3 million.  The following table presents a summary of the after-tax financial results:

All-In Sustaining Costs	$842/oz Au
Internal Rate of Return	22.6%
Net Present Value (6%)	$218.7 M
Payback	3.2 years

xiii) Exploration, Development and Production

The host rocks and observed structural setting demonstrated at the Boto Gold Project are also observed at many of the economic gold deposits located along the SMSZ. Well established gold mines are situated along this trend such as: Fekola, Loulo and Gounkoto, and Yatela.

In Senegal, the Company also holds the Noumoufoukha permit, which is adjacent to the west to Boto permit.  The Company is currently engaged in a joint venture with Oriole Resources on the Dalafin permit (further west), and with Barrick on the Bambadji property (adjacent to the north of Boto permit). All aforementioned permits are predominately in the green field exploration stage.

In Mali, the Company holds eight exploration permits covering 600 square kilometres at the triple junction between Mali, Senegal and Guinea. A recent discovery has been made on the Fekola-Malikoundi trend, known as the Diakha project with reported Indicated Mineral Resources of 18.0 Mt at 1.28 g/t Au and Inferred Mineral Resources of 232 Mt at 1.58 g/t Au. Exploration is still ongoing on the Boto Gold Project with step out and infill drilling at the Diakha project as well as some sub-surface sampling through the project area.

In Guinea, the Karita gold project is wholly owned by the Company and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company's Boto Gold Project in Senegal to the north, and its Diakha project in Mali to the south.

During 2019, a first pass drilling program totalling approximately 1,800 metres of RC drilling was completed ahead of the rainy season to follow up on a previously identified termite mound geochemical anomaly interpreted to be a possible extension of the mineralized trend between the Boto and Diakha deposits. The Company announced assay results from the drilling program which confirmed a new discovery of mineralization along this portion of the SMSZ and included the following highlights: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au.

xiv) Project Implementation and Schedule

The Boto Gold Project is being implemented in a phased approach adopting a de-risking methodology which permits the development of infrastructure and engineering to ensure and refine the execution of the project. In 2020, the work revolved around advancing and implementing social and environmental programs of the project, advancing engineering of the plant and infrastructure and developing the road to provide year round access to the site.  The road access is essential to ensure capacity to have un-interrupted access and to travel personnel and equipment.  Advancing engineering and procuring long lead and vendor engineering, as well as the execution of further geotechnical and geomechanical works on site are providing a better confidence in overall capital cost as well as quantities of material for full project execution. Finally, geological drilling was also performed to further improve the geological resource model.

2.3 South America: Suriname - Rosebel Mine and the Saramacca Project

Unless stated otherwise, the information in the sections below, other than information subsequent to September 23, 2018, is based upon the technical report (the "Rosebel Report") entitled "Technical Report on the Rosebel Gold Mine, Suriname" with an effective date of September 23, 2018, prepared by Michel Payeur, Raphaël Dutaut, Adam Doucette, Stéphane Rivard (IAMGOLD Corporation), Dominic Chartier and Oy Leuangthong (SRK Consulting (Canada) Inc.), each a qualified person for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Rosebel Report, which is available for review on SEDAR at www.sedar.com.

i) Property Description and Location

The Gross Rosebel concession ("RGM concession") (Geological Mining Department (GMD) No. 468/02) covers an area of 170 km² in the north central part of the Republic of Suriname at a latitude of 5° 25' North and a longitude of 55° 10' West.  The RGM concession lies in the district of Brokopondo, between the Suriname River to the east and the Saramacca River to the west, approximately 80 kilometres south of the capital city of Paramaribo. Suriname is a former Dutch colony located on the northeastern coast of South America.

The Saramacca property is located approximately 25 kilometres southwest of the Rosebel mine milling facility. The Saramacca property covers an area of approximately 4,975 ha, straddling the Brokopondo and Sipaliwini districts of Suriname. To the northeast, the property is adjoined to the Headley's Reef concession. The property is also adjacent to the Moeroekreek concession, which was acquired by Rosebel Gold Mines N.V. ("RGM") in December 2018 from Sarafina N.V., a Surinamese mining company.

On December 13, 2019, RGM filed a renewed application to acquire the right of exploration of the Moeroekreek concession in accordance with the terms and conditions stipulated in the Mineral Agreement of 1994 and the Mining Act.

The centre of the property is located at an approximate latitude of 4° 55' North and a longitude of 55° 22' West.

RGM CONCESSION AND EXPLORATION CONCESSIONS

(PRE-2020 RENEWAL/RELINQUISHMENT)

In 2020, applications to renew the seven exploration rights under the Second Amendment, namely Headley's Reef, Charmagne 1, Charmagne 2, Charmagne West, Thunder Mountain, Anjoemara and Lef Resources and the Brokolonko exploration right were filed at GMD.

In Q4 2020, the Minister of Natural Resources made an exception for Rosebel by processing all the nine applications (including Moeroekreek), because the whole mining permitting process had been suspended by the new Government as they continued their assessment of the former Government's policies on mining and issuance of titles on concessions. Final legal documents and official reference numbers are pending.

Current status:

  The seven exploration rights under the Second Amendment should be renewed and issued for another two years;
  Moeroekreek (Sarafina) has been filed for a "new" exploration right,  to be issued for an initial three year followed by two extensions of two years each for a total of seven years;
  Brokolonko has been filed for the first extension of the exploration rights and should be renewed and issued for two years.
  The Ministry of Natural Resources have issued the corresponding GMD numbers for all nine exploration concessions.  RGM has received confirmation that the Ministerial Decrees will be issued to RGM shortly.

A relinquishment of at least 25 per cent of the original area of each concession is mandatory at each extension. The renewed concessions' shapes and sizes, once final legal documents are received, are presented below.

In 2020, Staatsolie became RGM's UJV partner as per the Second Amendment and has indicated its interest in participating in the exploration. Details of their participation is expected in Q1-2021.

RGM CONCESSION AND EXPLORATION CONCESSIONS
(AFTER 2020 RENEWAL/RELINQUISHMENT)

Title

The Rosebel mine area consists of the following RGM concessions:

- Gross Rosebel concession, which contains the Royal Hill, Mayo, Roma, Rosebel, Koolhoven, Pay Caro, East Pay Caro, and J Zone deposits and the Saramacca property, both RGM concessions operating pursuant to a right of exploitation; and

- nine exploration concessions, namely Headley's Reef, Charmagne 1, Charmagne 2, Charmagne West, Thunder Mountain, Anjoemara, Lef Resources, (Moeroekreek) Sarafina, Brokolonko, all located on contiguous ground.

All these concessions are owned by RGM, which is a Surinamese company created for the purpose of exploring for and developing all minerals including gold, precious metals, base metals and stones and operating the Rosebel mine. The Company owns a 95 per cent interest in RGM, while the Republic of Suriname has a five per cent free-carried interest.

RGM signed a Letter of Agreement with the Republic of Suriname on August 30, 2016, to acquire the rights to the Saramacca property. The terms of the Letter of Agreement included an initial payment of $200,000 which enabled immediate access to the property for the Company and RGM's exploration team to conduct due diligence, as well as access to historical data from previous exploration activity at the Saramacca property.

On September 29, 2016, the Company ratified the Letter of Agreement by Ratification Letter and amended the Letter of Agreement on December 12, 2016 to acquire the Saramacca property. The Company subsequently paid $10 million in cash and agreed to issue 3,125,000 Common Shares to the Republic of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to RGM.

The Saramacca Project is owned under a joint venture agreement between RGM holding 70 per cent and NV1, a wholly owned Government company, holding the remaining 30 per cent interest.

ii) Accessibility, Local Resources and Infrastructure

There are presently two access routes from Paramaribo to the Rosebel property. One route utilizes a 30 kilometre paved road which connects Paramaribo to Paranam. From Paranam, a paved road courses south following the Afobaka road. From there, an unpaved road travels south and west to reach the property. The other route is a paved road which connects Paramaribo to the international airport at Zanderij. A newly paved road connects Zanderij to the Afobaka road halfway between Paranam and Afobaka. The route then follows the Afobaka, Brownsweg and Nieuw-Koffiekamp roads until reaching the property access road. Travel distance for both routes from Paramaribo is approximately 100 kilometres.

The Saramacca property is located approximately 25 kilometres southwest of the Rosebel mine milling facility. Access is via the paved Afobaka road heading south from Paramaribo and then to Brownsweg. From Brownsweg, the road continues south to Atjoni/Pokigron. The turnoff to Saramacca occurs 25 kilometres after Brownsweg. The project is located a further 14 kilometres westward along a reasonable quality all weather active logging road.  During the dry season, it takes approximately 1.5 hours to travel from the Rosebel mine site to the Saramacca property.

A 36 kilometre unsealed road was built from the Rosebel mine site to the Saramacca property in 2016.  Access roads in the area are typically saprolite and are not accessible year-round, as they wash out or become hazardous in the wet seasons.  The logging road to the project area is generally well maintained and can be driven on with caution during the wet season. The Saramacca haul road was completed in the fourth quarter.

The climate of Suriname is classified as tropical, i.e., warm during the entire year with the mean temperature of the coldest month being higher than 20°C.  The average monthly rainfall is greater than 60 millimetres in the driest month(s). Like much of Suriname, the Rosebel property is characterized by consistently warm temperatures and high humidity with little seasonal variation.

Weather data is collected on the Rosebel property on a regular basis since 2003 using a manual weather station (Old Camp) and since 2005 using an automated weather station (tailings area).

Based on Old Camp data from 2004 to 2016, the average annual precipitation was estimated to be 2,288 millimetres per year, while the mean annual temperature for Rosebel is 25°C.

iii) History

Golden Star Resources Ltd. ("Golden Star") was granted the Right of Exploration ("ROE") for the Rosebel property for five years in 1994, pursuant to a Mineral Agreement signed between Golden Star, NV Grassalco (Grassalco), and the Government of Suriname on April 7, 1994. Golden Star entered into an agreement with Cambior Inc. ("Cambior") on June 7, 1994, granting Cambior the option to earn an undivided 50 per cent of Golden Star's interest in the 1994 Mineral Agreement and the Rosebel property.

On October 26, 2001, Golden Star sold its 50 per cent interest in the Rosebel property to Cambior for a cash consideration of $8 million and a gold price participation right on future production from Rosebel.  Under its gold price participation right, Golden Star would receive a quarterly payment of an amount equal to 10 per cent of the excess, if any, of the average quarterly market price above US$300/oz for gold production from RGM's soft and transitional rock portions and above US$350/oz from RGM's hard rock portion, up to a maximum of seven million ounces produced.

Commercial production at Rosebel mine began in 2004.  In 2004, Golden Star sold the royalty interest in production at the Rosebel property to Euro Resources SA (Euro Resources - formerly Guyanor Resources SA).  In November 2006, IAMGOLD acquired a 100 per cent interest in Cambior (the previous owner of RGM), thereby acquiring 95 per cent of RGM.  In December 2008, IAMGOLD acquired 84.55 per cent of the current share capital of Euro Resources.

In June 2013, the Company, RGM, Grasshopper Aluminum Company N.V., and the Republic of Suriname executed the Second Amendment to the Mineral Agreement.  The Second Amendment created a new Unincorporated Joint Venture vehicle ("UJV") in which the Republic of Suriname would hold, through NV1, a wholly owned subsidiary of the Republic, a paid-up 30 per cent interest and RGM would hold a 70 per cent interest.

In December 2015, the Company announced the closing of a simplified tender offer for Euro Resources through the Euronext Paris Stock Exchange ("Euronext Paris"), thereby owning approximately 90 per cent of the outstanding common shares of Euro Resources.

Saramacca Project

The first recorded exploration on the Saramacca deposit was undertaken by Golden Star in 1994.  During this time, the Saramacca property was part of a larger grants package known as Kleine Saramacca.

In August 2006, Golden Star signed a joint venture with Newmont Mining Corporation ("Newmont"), whereby Golden Star would remain the operator of the Saramacca property.  In 2007 and 2008 Newmont funded all exploration activities at Saramacca, with Golden Star personnel managing the project.  During 2009, Newmont earned a 51 per cent interest in the Saramacca property by spending $6 million on exploration expenditures, and took over management of the programs.

In November 2009, Golden Star entered into an agreement to sell its interest in the Saramacca joint venture to Newmont for approximately $8 million.  In December 2012, all requirements for the sale and transfer were met, and ownership and control of the Saramacca property was turned over to Newmont for total consideration of $9 million in cash.

On August 31, 2013, the right of exploitation of the Saramacca property was issued to NV1.

RGM and the Company signed a Letter of Agreement with the Republic of Suriname on August 30, 2016, to acquire the rights to the Saramacca property.  The terms of the Letter of Agreement included an initial payment of $200,000 which enabled immediate access to the property for the Company's and RGM's team to conduct due diligence, as well as access to historical data from previous exploration activity at the Saramacca property.

On September 29, 2016, the Company ratified the Letter of Agreement by Ratification Letter and amended the Letter of Agreement on December 12, 2016 to acquire the Saramacca property. The Company subsequently paid $10 million in cash and agreed to pay an additional adjustment amount of $10 million in cash and further agreed to issue 3,125,000 Common Shares to NV1 in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to RGM. The title to the Saramacca property was transferred from NV1 to RGM on December 14, 2016 (GMD no 706/16).

Following approval of the ESIA by the Minister of Natural Resources in February 2019, the right of exploitation for the Saramacca property was received on May 2, 2019 (GMD 301/19).

iv) Geological Setting, Mineralization and Deposit Type

Geological Setting

The RGM concession lies within a greenstone belt of the Paleoproterozoic Guiana Shield which stretches from the Amazon River in Brazil to the Orinoco River in Venezuela and covers an area of more than 900,000 square kilometres.  In Suriname, sedimentary and volcanic units of the greenstone belt are grouped into the Marowijne Supergroup which is divided itself into two formations: the Paramaka Formation constituted of volcanic rocks, and the Armina Formation constituted of flysch sequences represented by greywacke, mudstone and conglomerate.

The Rosebel deposits are hosted by a volcano-sedimentary sequence of the Marowijne Supergroup and by the overlying detrital sedimentary sequence of the Rosebel Formation.  Five types of rocks are distinguished on the property:  felsic to mafic volcanic rocks, flysch sequence, arenitic sedimentary rocks, felsic intrusion and late diabase dykes.  Economical gold mineralization has been recognized in sedimentary and volcanic rocks while the intrusion only shows rare gold occurrences and the late diabase dykes are devoid of any mineralization.

The Saramacca deposit is underlain by metabasalt of the Paramaka Formation.  Younging from southwest to northeast, the main units of the Paramaka Formation are a massive basalt overlain by a thinner amygdular basalt unit and a thick unit of pillowed basalts.  The massive basalt is a homogeneous, green, medium-grained unit in which leucoxene sporadically develops.  The amygdular basalt unit is a greenish-grey to buff color where hydrothermally altered.

Located at the contact between the massive and pillowed basalts, the Faya Bergi fault zone is a major brittle-ductile vertical dip-slip fault zone with which gold mineralization is associated.  Typical brittle features include cataclasite, gouge, fractured zones and striated fault slip planes, and typical ductile features include shear foliation and minor folding.  Several sub-parallel minor shear zones occur on either side of the fault zone.

Mineralization

Two phases of deformation are recognized on the property.  The first one has affected the older volcanic rocks only, while the second phase of deformation has affected the volcanic rocks and both sedimentary sequences.  The veins show no signs of deformation and so the mineralization is interpreted as being emplaced during the latest stage of the last deformation event.

Three mineralized domains are found on the property: the North, Central, and South domains.  The northern domain includes the J Zone and Koolhoven deposits along a trend to the north of the volcanic rocks and the Pay Caro-East and Pay Caro deposits along a trend south of the volcanic rocks.  The two trends follow a WNW-ESE orientation.  The central domain only includes one deposit, Rosebel, which is striking east-west.  The southern domain is also striking east-west and hosts the Mayo, Roma, and Royal Hill deposits.

Mineralization at the Saramacca deposit is principally hosted within a series of north-northwest trending structures ranging between two metres and 40 metres in width over a strike length of 2.2 kilometres, and is open along strike. Several sub-parallel structures have been identified, however, the Faya Bergi and Brokolonko structures are the primarily mineralized structures over a continuous distance.

Deposit Type

Gold mineralization in the RGM and Saramacca deposits is structurally controlled and exhibits similar geological, structural and metallogenic characteristics to orogenic greenstone-hosted gold deposits as described by Robert et al. (2007).  Orogenic gold deposit characteristics include:

  Complex arrays of quartz-carbonate veins with significant vertical continuity;

  Mineralization rich in silver and arsenic with varying amounts of tungsten;

  Gold to silver ratios greater than five;

  Mineralization may be enriched in boron, tellurium, bismuth and molybdenum;

  Dominant sulphide mineral is pyrrhotite in amphibolite metamorphic settings;

  Spatial association with regional shear zones; and

  Greenstone hosted gold deposit are characterized by:

    Combination of steeply-dipping laminated quartz-carbonate veins with arrays of shallow-dipping extension veins;

    Distributed along regional compressional structures;

    Locations at boundaries between contrasting lithologies;

    Occurring near an unconformity at the base of conglomerate sequences (this placement is especially true for large deposits);

    Universal presence of crustal-scale shear zones and faults; and

  Lithologies that commonly include Fe-rich rocks such as tholeiitic basalts and felsic intrusive porphyries.

This type of deposit is found worldwide along shear zones in volcanic terranes and is characterized by quartz and quartz carbonate veins and sheeted veins primarily in dilational zones where fluid permeability was higher compared to the surrounding rocks at the time of formation. These deposits typically display a complex array of quartz-carbonate veins with significant vertical continuity.  While the overall sulphide content is low, the most abundant sulphide mineral is pyrrhotite.

v) Exploration

The following table provides a summary of exploration activities on the Rosebel concession over the past six years.

EXPLORATION ACTIVITIES ON THE ROSEBEL CONCESSION

2015
  Intense detailed pit mapping in East Pay Caro, J Zone, Rosebel and Royal Hill to be used in further development of the pits, identifying optimal drilling directions for MinEx and RC grade control and new geological interpretation
  Mapping and grab sampling of quartz veins in Mamakreek and Compagnie Creek
  Small shallow auger program of 66 holes at Royal Hill SE pits of SSM tailings was conducted by MinEx

2016
  Intense detailed pit mapping in East Pay Caro, West Pay Caro, J Zone, Rosebel, Royal Hill, Roma, Overman and Mayo to be used in further development of the pits, identifying optimal drilling directions for MinEx and RC grade control and update geological interpretation

2017	MineEx conducted pit mapping/grab sampling and pit testing in Koolhoven-J Zone, West Pay Caro, and Rosebella

2018	MineEx conducted pit mapping/grab sampling and pit testing in Mayo West

2019	MineEx conducted pit mapping/grab sampling and pit testing in Mayo West, J Zone West Pay Caro and Rosebel.

2020	Minex has completed 31,690 metres of DD in Royal Hill, Rosebel, Pay Caro, JZone, and Koolhoven.

The following table provides a summary of exploration drilling at Saramacca since 2002.  From 2016 to 2019, exploration work conducted by the Company on the Saramacca Project was performed by the Suriname Exploration department (SurEx) focused on exploration work conducted outside of the RGM concession.  Exploration activities in the first and second quarter of 2018 were performed by the Mine Exploration department (MinEx). Exploration and drilling activities in Saramacca by Mine Exploration department (MineEx) started in 2018 and is ongoing.

vi) Drilling

EXPLORATION ACTIVITIES ON THE SARAMACCA PROJECT SINCE 2002

Hole Type	Goldstar		Golden Star/ Newmont		Golden Star/ Newmont		IAMGOLD-RGM				Total
	2002-2005		2006-2008		2009-2010		SurEx 2016-2019		MinEx 2018 - 2020
	No.	(m)	No.	(m)	No.	(m)	No.	(m)	No.	(m)	No.	(m)
Undefined	157	1,160	241	1,905	-	-	-	-	-	-	398	3,065
Diamond Drilling	24	1,307	30	3,566	36	4,420	309	64,468	139	21,111	538	94,872
Reverse Circulation Drilling	-	-	-	-	-	-	37	4,506	250	32,854	287	37,360

vii) Sampling, Analysis and Data Verification

In 2020, RGM RC (reverse circulation) samples were analyzed using the Pulverize and Leach (PAL) procedure when processed at the RGM Lab, and with fire assay procedure when analysed at Filab, while all RGM DDH samples were analysed with fire assay. All Saramacca samples were also analyzed using the fire assay procedure.

Sampling Preparation

Drill core and RC samples were prepared using the industry standard rock sample preparation procedure of drying, weighing, crushing, splitting and pulverizing.

Since 2014, Filab and ENZA are used as check laboratories by RGM Laboratory for the fire assay process.  For the PAL samples, RGM Laboratory is using, as external laboratories, CRS-Actlab, Merian Gold Mine Laboratory (Newmont Suriname), and ENZA Analytical Services.

Core boxes are brought from the drill pads to the Saramacca exploration camp by the Company's technicians daily. Geotechnical and geological logging as well as the marking of all sampling intervals is done at the Saramacca camp by the Company's geotechnicians and geologists. Core boxes are then transported to the RGM mine site for splitting and sampling of half core. Coreshack leaders insert control samples as per the geologists' instructions and prepare shipments to the primary lab, Filab in Paramaribo. A chain of custody form is signed off at each step by the recipient and accompanies the core always.

Sampling interval ranges from 0.5 metres to 1.5 metres, but in rare cases where core recovery is poor, the interval is extended to enclose fixed metre marks. Visual geological indicators such as changes in lithology, weathering, alteration, mineralization and structure, and changes in hole diameter are taken into consideration in the identification of sampling boundaries. Core is entirely sampled from top to bottom.

A total of 4,776 samples were sent to the Company's Rosebel mine site laboratory for SG determination at Saramacca.  SG samples comprise segments of 10 to 20 centimetres of half core deemed representative of their respective unit.  Samples are typically collected every 10 metres in soft oxidized material down to the transition zone, and thereafter every 25 metres in fresh rock. The frequency may locally increase to cover rapid changes in lithology to ensure all lithotypes are sampled.

Quality Control Measures

The Company follows a QA/QC protocol which involves:

  The insertion of CRM;

  The insertion of certified pulp and rock blanks;

  The insertion of uncertified rock blanks purchased commercially, which were tested to be barren;

  Field duplicates in RC holes;

  Checking assays (rejects and pulps); and

  Periodic audits at the primary laboratory, Filab.

Exploration samples collected by RGM SurEx from 2016 to 2019 were submitted to Filab in Paramaribo, Suriname, the representative of ALS Global in Suriname. Samples collected by RGM MinEx in 2020 were submitted to RGM laboratory (RGM lab) and Filab in Paramaribo. Umpire testing of samples from both MinEx and SurEx groups was conducted through ALS Minerals laboratory ("ALS") in Vancouver, Canada.  Filab and ALS are autonomous, commercial geochemical laboratories that operate independently of RGM.  The RGM laboratory is an internal mine laboratory operated by RGM.

Security Measures

All samples were collected by, or under the secure supervision of, RGM personnel, from the time of sampling through to being received at the primary laboratory.

Samples are transported exclusively by RGM personnel or by an independent contractor, Vonkel, between the drill site, Saramacca camp, RGM lab, and Filab. The samples are recorded on the chain of custody form, grouped by borehole and signed off by both the sender and receiver of samples at each transportation stage between the drill site and laboratory. The signed chain of custody forms are scanned, filed, and stored, both digitally and as a hard-copy.  Reference halved-core, pulps and rejects are stored within a secured perimeter at the RGM mine site.

The RGM laboratory is fenced and the entrance is guarded by security.  Samples are registered into the LIMS upon arrival at the laboratory to manage assay data and automatically collect assay information and store it securely on the server.

Assaying and Analytical Procedures

The Company employed quality control procedures and took quality assurance actions to provide adequate confidence in the data collection and processing. During drilling, the Company's experienced geologists implemented industry standard measures designed to ensure the reliability and trustworthiness of the exploration data.

Database verifications consisted of monitoring all data imported into the database for errors, such as overlapping sample intervals or missing information. Monitoring of data was completed manually, and with the use of a database program.

Regular analysis of analytical quality control data was undertaken by RGM following the Company's Fire Assay Guidelines. These guidelines state that when a quality control failure occurs, all samples between two acceptable standards surrounding the failure must have their rejects and pulps re-assayed with new control samples, and the project geologist is notified of the failure.  A quality control failure was defined by RGM as, for any given sample batch, the analysis of two standard samples outside of two standard deviations, or one standard sample outside of three standard deviations.

Metallurgical Testing

The original Rosebel mine processing plant was nominally designed to process 5.0 Mtpa, or approximately 14,000 tpd of ore. The gold processing plant has not been expanded since the last technical report, "Rosebel Mine, Suriname NI 43-101 Technical Report" released on September 23, 2018.

Based on the metallurgical testwork result, the processing plant at the Rosebel mine has seen a number of expansion initiatives, since commissioning in 2004, to achieve current plant capacity of 12.5 Mtpa and to allow for sustained throughput rates at increased hard rock ratios including:

  Installation of ball mill #2 in 2009;
  Completion of CIL train #2 in 2010;
  Completion of additional Leach tank to increase retention time in 2010;

  Installation of ball mill #3 in 2011;
  Completion upgrade of gravity circuit including the installation of 3 (three) Falcon SB 5200 and an Acacia intensive leach reactor in 2012; and
  Installation of secondary crusher plant, commissioning of Powerflex SAG drive, SAG shell liner design change from 40 to 30 rows and increased media size from 125 millimetres to 140 millimetres to increase hard rock capacity in 2016.

The mill throughput capacity depends on the hardness of the rock. During 2017, improvements were implemented to increase the percentage of hard rock that can be processed. The plant has been operating near this capacity on a sustained long term basis. A sustained rate, at or near the design capacity, is expected for 2018 and beyond.

The metallurgical process consists of conventional grinding followed by leach, CIL and a gravity circuit installation in the grinding circuit for the recovery of gravity recoverable gold. Gold recovery facilities include acid washing, carbon stripping and electrowinning, followed by bullion smelting and carbon regeneration. The process was developed to accommodate varying ratios of soft rock, transition and hard rock ores. The process used at the Rosebel mine was developed through various pilot plant programs and through additional initiatives by mill personnel to improve the process further since commissioning. Further process optimization continues to target constraints and opportunities to further increase plant capacity and performance.

Saramacca Project

The metallurgical test program for the FS started on January 22, 2018 under the supervision of the Company.  The metallurgical test plan included both composite and variability samples.  The material tested was collected from both the southeast and northwest areas of the pit and from the saddle area in between. The material also covers all rock types including duricrust, laterite, saprolite, transition and fresh rock.  The test plan was aimed at determining the response of Saramacca material to the existing Rosebel flowsheet and to identify any possible flowsheet modifications required to optimize recovery.

The following table indicates the type of tests that were performed.  COREM's laboratory in Québec City was selected to provide the majority of the metallurgical services required, with some work outsourced to SGS Lakefield.

METALLURGICAL TEST PLAN

Test		Supplier
Head assays	Chemical composition of samples	COREM
Mineralogy	Overall mineralogy and gold deportment	COREM
Grinding	Bond low energy impact test (CWi)	COREM
	JK Drop Weight test (DWT)	COREM
	SAG Power Index (SPI)	SGS
	SAG Mill Comminution (SMC)	SGS
	Bond Ball Work Index (BWi)	COREM
	Abrasion Index (Ai)	COREM/SGS
Gravity	Gravity (e-GRG test)	COREM
Leaching	Bottle rolls, Stirred tank reactor	COREM/SGS
Thickening	Settling rate	SGS/SNF*

Note: *SNF Floerger

The sample selection was aimed at identifying the variability response of Saramacca ore in terms of grindability and metallurgy for each of the rock types, and then to confirm the correlation of these results with composite samples.

The FS testwork performed demonstrate lower recoveries for fresh rock and transition ore compared to the actual RGM recoveries while treated in a similar flowsheet as the existing plant. The following table summarizes the design criteria of both Saramacca and RGM.

COMPARISON OF MAIN DESIGN CRITERIA FOR SARAMACCA VS RGM

		Design Criteria
Parameter	Unit	Saramacca	RGM
Comminution Characteristics
(Hard Rock)
CWi	kWh/t	18.6	21.8
SPI	min	109	143
Axb	-	32.8	33.8
BWi	kWh/t	14.7	13.4
Ai	g	0.09	0.28
Gold Recovery
Laterite	%	93.2	-
Saprolite	%	91.0	94.4
Transition	%	89.6	94.2
Hard Rock	%	74.8	94.0
NaCN Consumption
Laterite	g/t	246	314*
Saprolite	g/t	173
Transition	g/t	186
Hard Rock	g/t	417
CaO Consumption
Laterite	g/t	9,520	811*
Saprolite	g/t	2,919
Transition	g/t	2,572
Hard Rock	g/t	2,510

Note: *The NaCN and CaO consumption rates for RGM were calculated from projected mill throughput (mix between rock types) and mill consumables presented in the RGM NI 43-101 issued on September 5, 2017.

As an opportunity, additional testwork was recommended and tested to optimize metallurgical performance for each rock type and is listed below. Some improvements have been observed under certain conditions and/or new processes but were not retained for economic reasons. The current flowsheet remains unchanged.

The following tests were performed:

  Mineralogical study to better identify the gold associations and refractoriness;

  Stirred tests;

  Fine grinding + leaching;

  Flotation + leaching;

  Flotation + fine grinding + leaching;

  Oxygen vs. Air addition to the leach;

  Thickening on different blends;

  P80 optimization;

  Blend of Rosebel and Saramacca ore;

  Test additional fresh rock samples for comminution and metallurgical response as the updated LOM integrates more fresh rock compared to the previous one.

viii) Mineral Reserves and Mineral Resources

Rosebel Gold Mine

Mineral Resource Estimate

The Mineral Resources at RGM are estimated using DD hole and RC hole data. All holes have been established on a local grid and the final collar locations have been surveyed and reported in UTM WGS84 zone 21N. The current Mineral Resource database is composed of 6,213 DD holes, totalling 926,533 metres for 645,138 assayed samples and 31,821 RC holes, totalling 1,479,281 metres for 648,491 assayed samples. The resource database includes DD holes and RC holes within and close to the pit area.

In-situ bulk density samples are taken from DD holes for each weathering type (laterite, saprolite, transition, and rock) and for specific lithology units in each project. The density is calculated by the RGM laboratory by using the wax method for soft and transitional material. Over 18,000 specific gravity measurements were used to assign densities for the various rock types and alteration profiles. An average value by rock type and by deposit was selected.

Geologic modelling work is completed using the GEMS software package. The main lithologies, structural elements, weathering profiles, and ore zone models of each deposit are constructed using 3D outlines created on 25 metre evenly spaced cross sections. The weathering profiles, which include saprolite, transition, and rock are determined using geotechnical measurements taken on the core by the geotechnicians and geologists. The laterite profile is determined using geological observations of the core samples by the geologists and from the topography; it is generally modelled as a layer thinner than 5 metres.

Ore zone modelling is strongly guided by a project's geological model and refers to lithological units, structural, and deformation constraints. Generally, ore zone envelopes are drawn from drill data assays which carry a gold content higher than 0.3 g/t Au. Ore zones must be at least 4 metre thick in saprolite and at least 5 metre thick in transition and rock; except for the Mayo deposit where a 3 metre minimum thickness may occur in some areas. From the 3D rings drawn on the sections, surfaces and solids are built and validated. For deposits with production data available (Koolhoven, Pay Caro, J Zone, Mayo, Roma, Rosebel, and Royal Hill), the ore zone modelling might also consider blast hole results for geometrical purposes.

For all others deposits, for DD holes, 3 metre composites are created based on capped assays. Composites are created from collars to toes respecting the Ore zone contacts. For RC holes, 2 metre assays are not composited. The composite length of a DD hole is selected to approximately align with the volume of 2 metre RC hole samples. The DD hole composite interval is assigned a null value if non-null samples account for less than 20 per cent of its length (i.e. 0.6 metres).

Three metre composites are generated from DD holes uncapped assays for ETR, MK, and OV, which are block models that weren't updated in the latest estimation. The choice of composite length is mainly based on the following criteria: height of mining bench, ore zone thickness, length of assays, and reconciliation with production numbers. All composites are constrained within the ore zone and laterite solids first, and secondly, within the lithology and weathering solid limits. Poorly representative composites are not taken into consideration for resource estimation. These an include composites which are missing more than 50 per cent of assays and/or where the composites that are less than 1 metre (for 5 metre composites) or 0.6 metre (for 3 metre composites). The smaller composites have possibly been created at the end of a solid interval or at the bottom of a hole. They are discarded from the composite data set. The Mamakreek deposit differs from that last rule on the minimum length of a composite. In order to ensure representative composites, if the last interval is less than the composite length, the composite length is adjusted to make all intervals equal. For this deposit, all composites, constrained in the ore zones, are used unless they are missing more than 50 per cent of the assays.

Gold grade statistics, from the set of composites, are calculated using GEMS Geostatistical module or GSlib-type software. The two limits (High Grade Limit and High Grade Transition Limit) that are used in the treatment of high grade results during resource estimation are determined from these statistics. The first one, the High Grade Limit, corresponds to outliers observed in histogram plots. The second one, the High Grade Transition Limit, corresponds to inflection points representing different grade domains on the curve of cumulative probability plots.

For each pit, block models are created and interpolated using the GEMS software package for the not updated block models while interpolation was run using GSLib-style scripts for the newly updated models. Block size properties and extensions are selected to cover all the interpreted Ore zones and in accordance with RGM mining equipment and practices. All block models are coded for Lithologies, Alterations (Weathering), and Ore zones (mineralized area) using a unique rock code assigned when at least 50 per cent of the blocks are located inside a solid.

The block models were created with block size varying from 10 metre x (4-5 metres) x (4-6 metres), with variable rotation depending of local conditions.

Block models for East Tailing Road (ETR), Overman, (OV), and Mama Kreek (MK) were not updated recently. The last block model updates for these deposits vary from 2014 to 2017. It was considered appropriate to not update these block models as no major new drilling was completed nor was mining information added to these deposits. Interpolations are performed in GEMS software using a conventional anisotropic ID3 interpolation. The Au grade estimates are generally generated from 5 metre composites (OV) or 3 metre composites (ETR, and MK). To avoid smearing gold grades from one mineralized zone to another or into the host rock, geologic and mineralized contacts were considered as hard boundaries. A three pass interpolation strategy is performed with relaxing search parameters. The first pass ellipse size was generally about 50 metres in the two main directions and 25 metres in the minor direction. The second pass is selected as 75 metres in the major and the intermediate direction and as 37.5 metres in the minor direction. The third pass is set as the double of the second pass. Ellipsoid directions were orientated according to the interpreted mineralized ore zones or the main grade orientation (ore shoot). A spherical search method is preferred to interpolate for lateritic part of each deposit to follow the original topography of the deposit and for ETR deposit due to the folding shapes of the ore zones.  Interpolation is performed using ID3, with a maximum number of composites varying by pit from 12 to 20 in order to control smoothing. For each pass, the minimum number of composite is decreased to increase the number of blocks estimated. A maximum of two or three composites, from the same hole, is set to limit grade smearing.

Koolhoven (KH), J Zone (JZ), Pay Caro (PC), Rosebel (RB), Royal Hill (RH), Roma West (RMW), Roma East (RME) and Mayo (MA) were updated with the latest drilling and mining information; databases were closed as of December 31, 2017. For these deposits, the interpolation approach was developed with support from Clayton V. Deutsch Consultants Ltd (CVDC), an independent consulting firm based in Edmonton, Alberta (Canada). The same geostatistical approach developed during previous estimate (NI43-101, September 5th, 2017) was used, consisting of a kriging or co-kriging of panel followed by a Localized Uniform Conditioning (LUC) support correction. These well-known geostatistical methods were used in an effort to better reflect the production reconciliation history of RGM and to incorporate new RC exploration and definition holes drilled since 2015. In addition to the lithological and alteration (weathering) interpretation, a new sub-model was created to reflect the two different data types (DD and RC) and data spacing: grade control tight spacing (generally at 10 m by 5 m or 12 m by 6 m) and exploration-definition relatively sparse spacing (generally around 50 m by 50 m). In this approach all blocks were interpolated (inside and outside Ore zones).

A total of five different geostatistical domains were defined and used for interpolation.

• Model 1 includes blocks within approximately 12 metres from RC grade control data. These holes are generally shallow (40 metres to 70 metres deep) and as such represent only the upper portion of the new resources.

• Model 2 includes blocks situated within the Ore zones and at a maximum distance of 20 metres from RC holes.

• Model 3 includes blocks located outside of the Ore zones and at a maximum distance of 5 metres from RC holes.

• Model 4 includes blocks situated within the Ore zones not within the 20 metre buffer from RC holes (model 2).

• Model 5 includes all other blocks at a maximum distance of 200 metres to Ore zones or hole.

Although the vast majority of the blocks were flagged as model 5, model 5 represents only a negligible percentage of the resources (metal) above cut-off. Most blocks classified as model 5 are either not classified or assigned the Inferred category. Most of the metal is within model 1 (grade control area) and model 4 (within interpreted Ore zones wireframes). In order to take into consideration the two different types of data at different positions (heterotopic), an Ordinary Co-Kriged (OCK) interpolation was performed using RC hole assays (2 metres) and DD hole composites (3 metres). As RC holes returned possibly more consistent grade than DD holes, a trend model was first built using a moving windows average method for models 1, 2, and 3; this trend model emphasized the RC holes compared to the DD holes. The OCK was performed using a minimum of one and a maximum of data points varying between 12 and 64, although an ellipse size is selected in order to ensure that virtually all blocks were estimated with 12 composites. Kriging is applied to panels of 40 metre x 40 metre by level height (4 metres to 6 metres). Localized Uniform Conditioning (LUC) is then performed using an effective SMU size of 6 metres x 5 metres x 4 metres for MA, RH, RME, PC, JZ, KH, 8 metres x 5 metres x 8 metres for RB and 10 metres x 10 metres x 8 metres for RMW.

The Mineral Resources estimations for all projects are classified according to the CIM definitions. Detailed parameters used in the estimation of each resource category are presented as follow:

• Measured:  Blocks estimated using grade control data (model 1) were classified as Measured; blocks inside a 5 metres x 10 metres or 6 metres x 12 metre drill hole spacing pattern.

• Indicated:  All blocks from modelss 2 and 3 were coded as Indicated, as they are within 5 metres and 20 metres respectively from an RC hole. Blocks from model 4 were classified as indicated if a minimum of four data points from a minimum of two different holes were found within an ellipsoid of 75 metres x 50 metres x 25 metres.

• Inferred:  Blocks from models 4 and 5 were classified as inferred if at least one assay (RC or DDH) was found within an ellipsoid of 100 metres x 50 metres x 25 metres.

The effective dates of the estimates are as of December 31, 2020 for the Rosebel mine and for Saramacca Project. Mineral Resources and Mineral Reserves have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions). Mineral Resources have reasonable prospects for eventual economic extraction. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

The Mineral Resources is estimated within pit shells optimized at a US$1,500/oz Au price and corresponding cut-off grades and includes the Measured Mineral Resource, Indicated Mineral Resource, and Inferred Mineral Resource categories.  A volumetric analysis using GEMS is performed to determine the tonnage and grade of the Measured Mineral Resources, Indicated Mineral Resources, and Inferred Mineral Resources inside each of these shells. The stockpile inventory is classified as Measured Mineral Resources and is included in the total.

The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource estimate.

RGM is not aware of any mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the Mineral Resources and Mineral Reserves estimates.

The Mineral Resource and Mineral Reserve estimates have been completed to a level appropriate consistent with CIM definitions and are suitable for public reporting.  As such, the Mineral Reserves are based on Measured Mineral Resources and Indicated Mineral Resources, and do not include any Inferred Mineral Resources.

Saramacca

IAMGOLD provided the resource database to SRK. It consists of 413 DD holes totalling 81,926 metres, 41 RC holes totalling 4,986 metres and 29 holes of undefined type totalling 3,540 metres. This gives a database of 483 holes for 90,452 metres. The header, down-hole survey, lithology intervals, and preliminary assay results were received on May 16, 2018. The final database for this updated resource estimate was received on May 22, 2018. The drilling database comprises 90 historical boreholes, 327 boreholes drilled by IAMGOLD's SurEx group, and 66 boreholes drilled by IAMGOLD's MinEx group. Included are 176 new boreholes since the maiden resource estimate disclosed on September 5, 2017. Historical boreholes were drilled by Golden Star (2008 to 2010) and Newmont (2005). The effective date of the drilling database is May 22, 2018, with SMD-0065 as the last borehole added to the database.

The Mineral Resource model of the Saramacca gold project is based on a structural geology investigation. The geological model includes the distribution of the main rock types and structurally controlled gold mineralized domains. Gold mineralization is associated with a major brittle-ductile vertical dip-slip fault zone located at the contact between a sequence of massive and pillowed basalt. Two main fault zones, Faya Bergi and Brokolonko, are located at the contact between amygdular basalt and pillow basalt. Several sub-parallel minor shear zones are located in the hanging wall of the main fault zone in the pillowed basalt. New drilling and logging defines a wider combined Faya Bergi and Brokolonko fault zone, especially in the southeastern part f the deposit. The lithological domains were constructed by SRK as a geological model in Leapfrog Geo™.  The main rock types modelled are from southwest to northeast: massive basalt, amygdular basalt, combined Faya Bergi and Brokolonko fault zone, pillow basalt, and pyroclastic. In addition, gold grade domains were constructed using three-dimensional implicit modelling along identified structural trends. Domains were created within the combined fault zone and within the hangingwall pillow basalt zone, based on respective gold grades of 0.1 and 1.0 g/t Au. These could be viewed as high grade and low grade domains. The gold grade domains were modelled as an indicator interpolant above the selected cut-off, not implicitly modelled on grade. The domains were interpolated along steep structural trends along the fault orientation. Smaller domains supported by two or fewer boreholes were removed from the final domains.

SRK also updated the weathering profile model based on the logged downhole data and core photographs. The weathering profile includes laterite, saprolite, transition zone, and fresh rock. Re-logging of the weathering profile by IAMGOLD defines a wider transition zone than previously modelled. A trough of deeper weathered rock is commonly present over the fault zones.

Specific gravity was measured at the Rosebel Mine laboratory using a standard weight in water/weight in air methodology on core from complete sample intervals. The specific gravity database contains 4,776 measurements across all weathering zones, representing a 103 per cent increase in specific gravity measurements since the August 2017 resource model. Only 202 specific gravity measurements were taken on laterite material. Interestingly, the average specific gravity in saprolite is lower than the average specific gravity in laterite. For this reason, there is a risk that the laterite specific gravity is anomalously high and may contribute to higher tonnages if associated grades are higher than the reported gold cut-off grade. As the bulk of the mineralization lies in saprolite, transition, and fresh, this risk is considered low.

In August 2017, SRK evaluated the historical and recent borehole databases for the maiden resource estimate of Saramacca, and decided to combine these databases as conditioning data for grade estimation. This decision was supported via a statistical review of the data types, data density and a general impact on grade estimation. This decision was not revisited in this 2018 update of the Mineral Resource model, and both databases were combined once again. Approximately 94 per cent of assay samples measure 1.5 metres or less. Virtually all assays are sampled in less than 2 metre intervals. To maintain the number of data available for grade estimation, particularly in the high-grade domains, SRK chose to composite at 1.5 metres and avoid 'breaking' assays to form larger composites.

Residual length composites were evaluated to determine if they should remain in the database. The general concern is that shorter composite intervals may be associated with higher grades, and the direct use of these composites in Mineral Resource estimation may lead to overestimation. This is particularly concerning if the length of the composites is not used as a weight in the estimation; as most general mine planning packages do not allow the use of weighting composite grades by length, this may be a risk in implementation. SRK reviewed the impact of residual composites by comparing the length-weighted average of assay intervals against the unweighted average of composite grades when residual composites of 50 per cent (0.75 metres) lengths were removed from the database on a by-domain basis. All domains showed less than 1 per cent impact on the mean grade. Thus, SRK chose to exclude composites shorter than 50 per cent of the composite length (or 0.75 metres) in subsequent data analysis and block grade estimation.

To further limit the influence of high gold grade outliers during grade estimation, SRK chose to cap composites, as these are the data used explicitly in estimation. Capping was performed by grade domain and by lithology domain. SRK relied on a combination of probability plots, decile analysis, and capping sensitivity plots. Separation of grade populations characterized by inflections in the probability plot or gaps in the high tail of the grade distribution were indicators of potential capping values. Decile analysis was then used to confirm the reasonableness of the capped threshold.

Specific gravity was also estimated in the block model, based on the weathering profile. Unlike grade composites, which are 1.5 metre lengths, specific gravity data are only 10 centimetres in length and are not collected continuously down the core. Compositing of specific gravity was not possible, and given the small support, estimation parameters for specific gravity were chosen to yield a smooth interpolation result. Specific gravity data were also capped, by weathering zone, to avoid any extreme low and/or high values for estimation. The impact of capping on the average specific gravity was less than 1 per cent for all weathering zones.

SRK used the Geostatistical Software Library (GSLib, Deutsch and Journel, 1998) to calculate and model gold variograms for the mineralized domains. For each domain, SRK assessed three different spatial metrics: (1) traditional semivariogram of gold, (2) correlogram of gold, and (3) traditional semivariogram of normal scores of gold. Downhole variograms were calculated to determine the nugget effect.

The block size for the Block Model was adjusted slightly to 5 metres x 10 metres x 8 metres, with the 10 metre dimension parallel to the strike direction and an 8 metre vertical dimension. A rotated block model was created using GEMSTM, with a rotation angle of 35°. SRK populated grades for each of the domains into a percent block model, from which a diluted block model was then calculated.

The block model was populated with a gold value using ordinary kriging (OK) in the mineralized domains, and applying up to three estimation runs with progressively relaxed search ellipsoids and data requirements. The three un-mineralized domains (massive and amygdular basalt, and pyroclastic domains) and specific gravity within each weathering zone were estimated using inverse distance weighting with a power of 2. The first estimation pass is based on an octant search with search radii up to the variogram range. The second and third passes use an ellipsoidal search with search set to 1.5 and 2.0 times the variogram range, respectively. The estimation ellipse ranges and orientations are based on the variogram models developed for the various domains within the deposit.

In all cases, gold and specific gravity were estimated using a hard boundary approach. As with the maiden resource model, SRK chose to limit the influence of high grade composites during the estimation. This was done in the laterite, pillow basalt, and the unmineralized massive and amygdular basalts. The pyroclastic domain was added to this group of domains. These are all generally extensive domains, wherein the risk for grade smearing is high, particularly in areas of sparse drilling.

CIM Definitions and Standards were followed in the classification process. Mineral Resources have reasonable prospects for eventual economic extraction. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

The block classification strategy considers borehole spacing, geologic confidence and continuity of category. SRK considers that there are no Measured blocks within the Saramacca gold project, except for stockpiles. To differentiate between Indicated and Inferred, a separate block model was created solely to assist with block classification using an estimation run. Criteria used for block classification are:

• Indicated:  Blocks estimated within a 40 metre x 40 metre x 40 metre search radius, using a minimum of three boreholes and belonging to Fault, Fault LG, Fault HG, Pillow Basalt HG, Pillow Basalt LG, and Laterite domains. This nominally corresponds to a borehole spacing of 50 to 60 metres. The mean average distance of informing composites for this category is within 30 metres.

• Inferred: All blocks not classified as Indicated, and any block with an estimated grade with a range of up to 2 times the variogram range.

The Mineral Resource estimate for the Saramacca is based on open pit extraction, using a conceptual open pit shell developed by BBA using the same optimization parameters as those used in the Mineral Reserve study. Mining, processing, and general and administrative costs are based on a Mineral Reserve cost model, which was developed using an activity-based costing approach.  Other pit optimization parameters include:

•  Overall slope angle 22° in laterite and saprolite, 36° in transition, and 45° in fresh rock;

•  Metallurgical gold recovery of 94 per cent for laterite, 91 per cent for saprolite, 89.6 per cent for transition, and 74.8 per cent for fresh rock; and

•  Gold price of US$1,500 per troy ounce.

After review of optimization results, and through discussions with the Company, SRK considers that it is reasonable to report as Mineral Resource amenable to open pit extraction those classified blocks located within the conceptual pit shell above a cut-off grade of 0.25 g/t Au for laterite and saprolite, 0.30 g/t Au for transition material, and 0.50 g/t Au for fresh rock material.

QP'S are not aware of any known mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that can materially affect the Mineral Resources and Mineral Reserves Statement.

Information on Mineral Resources and Mineral Reserves are also reported in Section 4 of Item III below.

ix) Mining Operations

The mining operation at Rosebel mine is a conventional truck and shovel, drill and blast, open pit operation, with an owner fleet.

In 2021, the annual ex-pit mining target is projected to be 62.9 Mt at stripping ratio of 6.98. The LOM plan for 2021 has 12.1 Mt processed at the Rosebel processing plant at an average grade 0.88 g/t Au to yield approximately 315 thousand ounces of recovered gold (100 per cent). This includes mining 19.2 Mt at Saramacca, at a stripping ratio of 5.07.  During 2021, 3.0 Mt of Saramacca ore will be processed at the Rosebel processing plant at an average grade of 1.63 g/t Au.

A primary mining fleet is planned for Saramacca and will consist of two Caterpillar ("CAT") 6030 face shovel and one Komatsu PC2000 backhoe with the support of two WA-900 loaders used at the run of mine ("ROM") stockpile to load long-haul trucks.  The proposed haulage fleet will consist of 7 Komatsu HD1500 haul trucks, 15 CAT 785 haul trucks within the pit and 10 Haul-Max 3900 trucks to haul ROM from Saramacca to the Rosebel processing plant.

The RGM loading fleet consists of four CAT 6030 shovels, one CAT 6020 shovel, one CAT 5130 shovel and one Komatsu PC2000 backhoe supported by two CAT 993 loader used for ROM stockpile reclaim.  The hauling fleet consists of 35 CAT 777, 3 Komatsu HD785 and 3 CAT 785 haul trucks.  Dust control is accomplished with four CAT 777 and one CAT 769 water truck.  RGM's ancillary equipment includes, fuel trucks, mobile light plants and service trucks.

The drilling fleet consists of a mixed fleet of 13 drills.  Drill and blast parameters vary for each pit due to different material type and pit designs. All drill holes are 165 millimetre diameter.  All blasting activities on site are executed by RGM employees. Holes are loaded with bulk explosive matrix and initiated with non-electric detonators.

RC grade control drilling is planned on grid spacing of 12 metre x 6 metre pattern using inclined holes.  In order to improve the definition of the ore zones, the preferred method for grade control is through RC drilling in all pits.  Blast hole sampling is used for grade control in areas where RC grade control drilling is not completed.  A fleet of five Shram Buggy rigs are used for RC drilling.

The mining schedule and production rate for the LOM have been established to feed the mill to its power capacity while respecting annual mining rate constraints, phase drop down rates and minimizing truck peak requirements.

The 2021 attributable production is estimated to be between 220,000 and 245,000 ounces of gold.

The following table indicates operating information for the Rosebel mine for the last two years.

ROSEBEL MINE	2020	2019
Gold production (ounces) 100%(1)	245,000	264,000
Ore milled (tonnes)	10,320,000	12,166,000
Grade milled (g/t Au)	0.82	0.71
Recovery (%)	91	95

(1) The production attributable to the Company in 2020 was 210,000 ounces and in 2019 was 251,000 ounces.

At the end of 2020, the Rosebel mine employed approximately 1,920 individuals and contractors, including regional exploration and excluding non-supervised contractors. On August 16, 2018, a new two-year collective labour agreement was negotiated which expired on August 15, 2020.  The negotiations for a new collective labour agreement are on-going as of December 31, 2020.  A formal mediation, led by Labour Authorities in Suriname, was initiated in early December.  The negotiation process was negatively impacted by the COVID-19 measures in Suriname.

x) Mineral Processing

The metallurgical process is conventional grinding followed by leach and CIL with a gravity circuit installation in the grinding circuit for the recovery of gravity recoverable gold.  Gold recovery facilities include acid washing, carbon stripping, and electro winning, followed by bullion smelting and carbon regeneration. The process was developed to accommodate varying ratios of soft rock, transition and hard rock ores. The process used at RGM was developed through various pilot plant programs and through additional initiatives by mill personnel to improve the process further since commissioning.  Further process optimization continues to target constraints and opportunities to further increase plant capacity and performance.

The nameplate capacity of the Rosebel processing plant is 12.5 Mtpa. The plant has been operating near this capacity on a sustained long term basis. A sustained rate, at or near the nameplate design capacity, is expected for 2020 and beyond.

xi) Site Infrastructure

RGM site infrastructure includes:

  Site roads;

  Mine facilities, such as the truck shop, warehouse, and administration services;

  Administration buildings;

  Processing plant and associated buildings;

  Truck shop and associated buildings;

  Warehouse;

  Fuel storage;

  Municipal services;

  Aggregate plant;

  Camp complex;

  Grid power supply with installed capacity of 189 MW with RGM power demand at 31.9 MW in 2017;

  5 MW solar power plant;

  Emergency generators;

  Communications and IT systems; and

  TSF.

Infrastructure on the Saramacca Project site will include:

  Access road, approximately 23 kilometres in length, between the southern end of the RGM mine site and the Saramacca Project;

  ROM ore storage pad;

  Facilities pad, including a maintenance shop, warehouse truck wash, a tire changing area, fuel storage tanks, generator, lunch room, washroom, clinic, security control room and office facilities;

  Water management ponds and ditches;

  Mining haul roads; and

  Waste rock storage facilities.

xii) Environmental Studies, Permitting and Social or Community Impact

FS and EIA for the Rosebel project was first completed in 1997. After further exploration, a final FS was completed and submitted to the Government of Suriname in August 2002. RGM received a Right of Exploitation from the Government of Suriname after the approval of the final FS and the accompanying EIA in 2002. A Social Impact Assessment was also completed in 2002. Commercial production at the Rosebel mine began in 2004.

In 2012, RGM submitted an ESIA and obtained approval to expand the TSF. An expansion of the TSF was required to support increases in production levels and the LOM. The TSF expansion consisted of the construction of a second containment basin immediately adjacent to the existing facility.

The existing Right of Exploitation provides the necessary approvals for mining and processing within the RGM concession.

Mining of the Saramacca Project requires Government of Suriname approval of an ESIA in order to proceed.  Consistent with the National Institute for Environment and Development in Suriname ("NIMOS") guidance, RGM initiated the ESIA process for the Saramacca Project in April 2018 with the submission of an ESIA Terms of Reference ("TOR") for the Saramacca Project.

The scope of the Saramacca Project for ESIA purposes is for the planned infrastructure and activities during the construction, operations and closure phases of mining within the Saramacca property and includes the transportation corridor between Saramacca, through RGM concessions, to the Rosebel mine plant. The ESIA was based on the engineering and mine planning available at the time of its submission in July 2018.

The Review Phase of the ESIA for the Saramacca Project has been completed with comments on the ESIA provided by NIMOS on October 2, 2018. On January 17, 2019, the Minister of Natural Resources approved the ESIA, pursuant the second amendment.

A Community Relations Plan with supporting guideline and procedures was developed to minimize the mine's impact on communities and the environment.

There is one active community, Nieuw-Koffiekamp, within the boundaries of the RGM concession. Nieuw Koffiekamp is a Maroon village with a population of approximately 500 permanent inhabitants belonging primarily to the Aukan Maroon tribegroup, but with some representation by the Saramaka and Matawai tribes as well.

In the immediate surroundings of the RGM concession, there are eleven other Maroon villages that are considered by RGM communities of interest ("CoIs") with the potential to be directly impacted by or have influence over RGM operations and the Saramacca Project. These villages are; Marshallkreek, Klaaskreek, Nieuw-Lombe, Balingsoela, Brownsweg and Kwakoegron in District Brokopondo; and Nieuw Jacobkondre, Baling, Misalibi and Bilawatra in District Sipaliwini. These, along with Nieuw-Koffiekamp, are considered the direct area of influence of the Company's operations. RGM has a regular program of engagement and community investment with all CoIs, led by the Community Relations Department. In the case of the CoIs in District Brokopondo, this relationship has been established and ongoing for many years. In the case of the four Sipaliwini CoIs of Nieuw Jacobkondre, Baling, Bilawatra and Misalibi, the program is in its beginning stages as the Saramacca Project starts up. Community investment projects are selected with input from community members and traditional authorities. RGM continues to adapt and refine its community engagement and investment approach to meet community needs, particularly as considerations for post-closure sustainability and continuity become more important.

xiii) Capital and Operating Cost Estimates

A total of $525 million of capital is planned to be spent over the remaining LOM, which equates to $6.39/t milled or $236/oz of Au. The total capital expenditure excluding expansion capital associated with the development of the Saramacca Project is $502 million, which equates to $6.11/t milled or $225/oz of Au.

The mine operating costs are estimated on the basis of the physical quantities of the mine plan, realistic equipment productivity assumptions, overall equipment efficiencies and updated consumable prices.

Average mine operating costs over the LOM are estimated at $2.25/t mined, based on assumed diesel costs of the LOM of $0.57/l.  The average LOM total milling cost (inclusive of power) is estimated to be $7.97/t milled.  The average LOM general and administrative cost is $3.30/t milled and assumes an average annual spend of $35 million until 2027, after which general and administrative costs will decrease as the operation will approach the end of the LOM.

xiv) Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate currently 36 per cent and 45 per cent. The rate of income tax payable by RGM for each subsequent renewal of the right of exploitation shall be the same rate. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

3. Exploration and Development

3.1 General

IAMGOLD's exploration efforts remain focused in West Africa, select countries of South America, including Suriname, Brazil, Peru, Columbia and Canada. With a long-term commitment to Mineral Reserves replenishment and a strategic mandate for organic growth, the Company has numerous, active, near mine, development and early to advanced stage exploration projects and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2020, IAMGOLD incurred $36.3 million on exploration projects and evaluation studies, approximately a 29 per cent decrease from $51.2 million in 2019. The 2020 expenditures included:

• Brownfield exploration and resource development expenditures of $16.4 million

• Greenfield exploration expenditures of $19.9 million and project studies of $nil.

As part of its brownfield and greenfield exploration programs, the Company completed approximately 192,000 metres of DD and RC drilling.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2020	$	$	$
Brownfield exploration projects(1)	8.4	8.0	16.4
Greenfield exploration projects(2)	0.1	19.8	19.9
	8.5	27.8	36.3
Feasibility and other studies(3)	-	-	-
	8.5	27.8	36.3

2019	$	$	$
Brownfield exploration projects(1)	10.6	8.7	19.3
Greenfield exploration projects(2)	2.0	25.7	27.7
	12.6	34.4	47.0
Feasibility and other studies(3)	4.1	0.1	4.2
	16.7	34.5	51.2

(1) Brownfield exploration projects for 2020 and 2019 excludes expenditures related to Joint Ventures of $nil and $nil, respectively, and includes near-mine exploration and resource development of $8.4 million and $9.9 million, respectively.

(2) Greenfield exploration projects for 2020 and 2019 included expenditures related to the Boto Gold Project of $nil and $2.0 million respectively.

(3) Feasibility and other studies included expenditures related to the Boto Gold Project for 2020 and 2019 of $nil and $4.1 million respectively.

The Company's exploration expenditures were as follows:

(in $ millions)	2020	2019	2018

Capitalized brownfield exploration (1)
Burkina Faso	1.4	2.5	4.6
Suriname	5.6	5.6	6.2
Canada	1.4	2.5	4.8
	8.4	10.6	15.6
Capitalized greenfield exploration
Africa	-	0.1	0.2
South America	0.1	0.1	0.2
Canada	-	1.8	1.7
	0.1	2.0	2.1
Capitalized feasibility and other studies
Canada: Côté Gold Project	-	-	19.9
Africa: Boto Gold Project	-	4.1	3.6
Suriname: Saramacca Project	-	-	0.1
	-	4.1	23.6
Total capitalized	8.5	16.7	41.3

Expensed brownfield exploration (1)
Burkina Faso	2.0	2.7	4.5
Suriname	3.4	3.8	4.6
Canada	2.6	2.2	1.1
	8.0	8.7	10.2
Expensed greenfield exploration
Africa	8.8	9.0	11.3
South America	5.2	8.5	12.0
Canada	5.8	8.2	5.6
	19.8	25.7	28.9
Expensed feasibility and other studies
Africa: Boto Gold Project	-	0.1	-
Brazil: Pitangui	-	-	0.1
Canada: Côté Gold Project	-	-	-
	-	0.1	0.1
Total expensed	27.8	34.5	39.2
Total	36.3	51.2	80.5

(1) Exploration projects - brownfield excludes expenditures related to Joint Ventures and includes near mine exploration and resource development.

3.2 Near Mine and Brownfield Exploration and Development Projects

IAMGOLD's mine and regional exploration teams continued to conduct near-mine exploration and resource development work during 2020 at the Essakane, Rosebel and Westwood mines.

3.2.1 Essakane Mine, Burkina Faso

As at December 31, 2020, the Company reported total estimated attributable Proven Mineral Reserves and Probable Mineral Reserves at Essakane, including heap leach Mineral Reserves, of 101.8 million tonnes grading 0.9 g/t Au for 3.0 million ounces. Total attributable Mineral Resources, are comprised of Measured Mineral Resources and Indicated Mineral Resources (inclusive of Mineral Reserves) of 126.4 million tonnes grading 0.9 g/t Au for 3.8 million ounces with attributable Inferred Mineral Resources totaling 9.2 million tonnes grading 1.1 g/t Au for 317,000 ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane mine, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.9 g/t Au for 262,000 contained ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.9 g/t Au for 77,000 contained ounces.

In the first quarter 2020, the Company filed a National Instrument 43-101 Technical Report on the Carbon-In-Leach ("CIL") and Heap Leach feasibility study which supported an investment scenario to optimize the mill and increase CIL plant capacity while postponing heap leach operations until the end of CIL operations.

During 2020, the Company completed approximately 7,200 metres of DD and RC drilling focused on infill and resource development at the Essakane Main Zone ("EMZ") and the Falagountou deposit, as well as at the Tassiri satellite project, located approximately 8 kilometres southwest of the EMZ.

In 2021, approximately 7,200 metres of DD and RC drilling is planned to continue to evaluate the resource potential at select high-priority targets within trucking distance to Essakane, including GEM, Korizena, and Tassiri.

3.2.2 Rosebel Mine, Suriname

As at December 31, 2020, the Company reported total estimated attributable Proven Mineral Reserves and Probable Mineral Reserves at Rosebel, including the Saramacca Project, of 124.0 million tonnes grading 1.9 g/t Au for 4.1 million ounces. Total attributable Measured Mineral Resources and Indicated Mineral Resources (inclusive of Mineral Reserves) increased to 277.2 million tonnes grading 1.0 g/t Au for 8.6 million ounces and attributable Inferred Mineral Resources totaled 67.1 million tonnes grading 0.9 g/t Au for 1.9 million ounces.

During 2020, the Company completed approximately 47,150 metres of DD and RC drilling focused on evaluating potential resource expansions in the vicinity of existing operations. In the fourth quarter 2020, approximately 15,600 metres of infill DD were completed at the J Zone, Pay Caro, Koolhoven and Rosebel pits on the Rosebel mine concession to upgrade inferred resources to the indicated category. Drilling activities at the Saramacca pit were postponed to 2021. Regional exploration activities continued to evaluate various target areas largely focused along the Brokolonko - Saramacca trend. Approximately 6,300 metres of RC drilling were completed during the fourth quarter, for a total of 7,200 metres for the year.

In 2021, approximately 61,000 metres of DD and RC drilling is planned to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

3.2.3 Westwood Mine, Québec

As at December 31, 2020, the Company reported total estimated attributable Proven Mineral Reserves and Probable Mineral Reserves at Westwood of 3.95 million tonnes grading 4.9 g/t Au for 626,000 contained ounces. Total attributable Measured Mineral Resources and Indicated Mineral Resources (inclusive of Mineral Reserves) totaled 7.2 million ounces grading 7.0 g/t Au for 1.6 million contained ounces and attributable Inferred Mineral Resources totaled 7.0 million ounces grading 8.0 g/t Au for 1.8 million contained ounces.

During the fourth quarter 2020, underground excavation totaled 737 metres of lateral development for a total of 5,167 metres excavated in 2020. In addition, close to 5,000 metres of resource development DD and approximately 1,370 metres of geotechnical drilling were completed in the fourth quarter for a total of approximately 11,000 metres of surface and 49,700 metres of underground resource development and geotechnical DD in 2020. The DD program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined underground. The surface program focused on upgrading inferred resources at the Grand Duc satellite pit, located 1 kilometre west of the Westwood mill.

In 2021, approximately 39,000 metres of underground and surface DD are planned that will continue to focus on resource definition and development and include 10,000 metres on surface exploration projects.

3.2.4 Côté Gold Project, Ontario

The Côté Gold Project is a 70:30 joint venture between the Company, as operator, and SMM.

As at December 31, 2020, the Côté Gold Project reported (all figures quoted on a 100 per cent basis) Proven Mineral Reserves and Probable Mineral Reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million ounces. Measured Mineral Resources and Indicated Mineral Resources (inclusive of Mineral Reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million ounces, and Inferred Mineral Resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces.

On July 21, 2020, the Company, together with joint venture partner SMM, announced the decision to proceed with the construction of the Project. The decision enabled construction to start in the third quarter 2020 with commercial production expected in the second half of 2023. At a gold price of $1,700, the Project is expected to have a net present value of $2.0 billion and an internal rate of return of 22.4 per cent.

During the fourth quarter 2020, activities related to the construction of the Côté Gold Project continued with all key permits required for currently planned construction activities in place. Additional approvals are required to complete subsequent construction elements and commissioning for operations, which IAMGOLD expects to receive in due course.  At December 31, 2020, detailed engineering reached 73 per cent which has enabled IAMGOLD to obtain firm bids and secure prices on all major equipment. This included the awarding of contracts for the fabrication of long-lead items such as the ball mill and high pressure grinding rolls. As a result, approximately 45 per cent of total expenditures from July 1, 2020 have been committed, further reducing technical and cost risks for the Project.  Also during the fourth quarter 2020, the earthwork contractors mobilized to site ahead of schedule and commenced work including pad preparation, road widening, and overburden stripping. Camp construction progressed with two additional dormitories in place in January 2021, allowing further ramp up at site. Of the total number of rooms planned, approximately 25 per cent have been installed, meeting the current requirements of the site. Camp construction to increase the current capacity on site will continue as planned and is expected to be fully commissioned by the second half of 2021. Detailed engineering will continue to advance and procurement will initiate the expediting phase for critical equipment contracts awarded in the fourth quarter 2020.

In the fourth quarter 2020, exploration activities focussed on continued delineation DD on the newly discovered Gosselin and Young-Shannon zones, located approximately 1.5 kilometres northeast of the Côté Gold deposit. Approximately 4,100 metres of DD were completed during the quarter, for a total of approximately 11,800 metres completed in 2020. Subsequent to the quarter, the Company reported first assay results from the ongoing delineation drilling program with highlights including: 417.3 metres grading 0.95 g/t Au, including 197.2 metres grading 1.60 g/t Au; 353.0 metres grading 1.04 g/t Au, including 46.0 metres grading 3.39 g/t Au; and 86.0 metres grading 5.57 g/t Au, including 30.35 metres grading 14.70 g/t Au.

In 2021, approximately 17,000 metres of DD is planned, including 14,500 metres to continue the delineation drilling program on the Gosselin zone to support the completion of a maiden resource estimate expected in the second half of 2021.

3.2.5 Boto Gold Project, Sénégal

As at December 31, 2020, the Boto Gold Project (on a 100 per cent basis) reported estimated Probable Mineral Reserves totaling 29.0 million tonnes grading 1.7 g/t Au for 1.6 million contained ounces. Indicated Mineral Resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces and Inferred Mineral Resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces.

In line with company-wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Project, the mandatory use of masks in vehicles, common areas, or where social distancing is not possible and thermal screening of all personnel and visitors entering the site.

During the first quarter 2020, the Company announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The receipt of the mining permit positions the project for a development decision and eventual production. The Company also announced the results on various project development and operating optimizations studies undertaken since the completion of the 2018 Feasibility Study and filed a supporting National Instrument 43-101 Technical Report. The optimized study contemplates an operation that is expected to produce an average of 160,000 ounces of gold per year during the first six years of operations, averaging 130,000 ounces of gold per year at all-in sustaining costs of $842 per ounce sold over a mine life of approximately 11 years. With expected initial capital expenditures of $271 million, the study suggests an after-tax net present value (using a 6 per cent discount rate) of $219 million using a gold price assumption of $1,350 per ounce.

During the fourth quarter 2020, de-risking activities related to the future development of the Project continued, with project engineering advancing to approximately 70 per cent complete. Activities included commencing road construction, commissioning a construction camp, commencing earthworks for the permanent camp, and awarding engineering contracts related to plant equipment design. Various geotechnical and hydrogeological assessments are currently underway which will be used to refine facility and pit design.  Restrictions related to the COVID-19 pandemic eased during the fourth quarter, allowing work on site to progress with the proper controls and processes in place to ensure a safe working environment for all personnel and nearby communities. Capital expenditures in 2020 totaled $16.1 million.

Throughout 2020, the Company completed approximately 23,000 metres of DD and RC drilling. Exploration efforts continued to focus on infill and delineation drilling aimed at resource conversion, as well as continued efforts to expand existing resources and evaluate selected target areas within the exploitation permit to discover new zones of mineralization with potential to increase existing resources.

In 2021, capital expenditures related to ongoing engineering, project de-risking initiatives and the establishment of site infrastructure to position the project for a development decision are expected to total $60 million.

3.3 Greenfield Exploration and Evaluation Projects

In addition to the near-mine, brownfield and development project exploration programs described above, the Company also conducts an active greenfield exploration program on selected projects in West Africa and the Americas.  A summary of project highlights is provided below.  The properties discussed in this section are related to early stage exploration projects.  The Company does not consider these properties material at this time.

3.3.1 Africa -  Diakha - Siribaya, Mali

As a December 31, 2020, the Company (on a 100 per cent basis) reported total Indicated Mineral Resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and Inferred Mineral Resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces.

During the fourth quarter 2020, the Company completed approximately 300 metres of RC drilling to initiate exploration of target areas near the Siribaya Zone 1B deposit. Throughout 2020, exploration activities focused on exploring selected high-priority geochemical and geophysical targets within a 20-kilometre radius of the Diakha deposit, as well as testing for extensions of the Diakha deposit along strike to the south. Approximately 2,300 metres of DD and RC drilling were completed in 2020.

The 2021 exploration program will involve the completion of approximately 22,000 metres of infill drilling at the Diakha deposit to upgrade Inferred ounces in support of ongoing evaluation studies of the Bambouk Regional Complex concept.

3.3.2 Africa - Karita, Guinea

  The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between IAMGOLD's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south.

During 2019, a first pass drilling program totalling approximately 1,800 metres of RC drilling was completed from which reported assay results confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights include: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au.

Throughout 2020, exploration efforts focused on logistical preparations and planning for the commencement of a resource evaluation drilling program. Due to significant logistical impacts arising from the COVID-19 pandemic in 2020, the program was delayed and has been re-scheduled for 2021. The 2021 exploration program will include an approximately 20,000 metre delineation drilling program to support a future maiden resource estimate.

3.3.3 South America - Pitangui, Brazil

As at December 31, 2020, the Company reported (on a 100 per cent basis) mineral resources at the São Sebastião deposit comprised of Indicated Mineral Resources totaling 3.3 million tonnes grading 4.4 g/t Au for 470,000 contained ounces; and additional Inferred Mineral Resources totaling 3.6 million tonnes grading 3.8 g/t Au for 433,000 contained ounces.

During 2020, approximately 1,100 metres of DD were completed to evaluate regional exploration targets located within the approximately 180 square kilometre exploration licenses. For much of the year, all field-based exploration activities were suspended in response to the COVID-19 pandemic.

The 2021 exploration program will continue to evaluate targeted resource expansions and evaluate selected targets on the large property position.

3.3.4 South America - Eastern Borosi, Nicaragua

During the third quarter 2020, the Company divested its 70 per cent interest in the project to Calibre Mining Corp. Total consideration included $4.1 million in cash and shares, and a 2 per cent net smelter return on future production from the property in favor of the Company.

3.3.5 South America - Loma Larga (formerly Quimsacocha), Ecuador

The Company, through its 35.5 per cent equity ownership interest in INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. The Company's ownership interest in INV Metals decreased to 35.5 per cent from 35.6 per cent in the first quarter 2020 due to issuance of additional shares by INV Metals.

During the second quarter 2020, INV Metals filed a National Instrument 43-101 Feasibility Study Technical Report in support of its previously announced updated feasibility study results. The study supports the proposed development of an underground mine with anticipated average annual production of 203,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 28.3 per cent, after-tax payback period of 2.4 years, and an after-tax net present value of $454 million using a gold price assumption of $1,400 per ounce.

During the third quarter 2020, INV Metals completed an Environmental Impact Study and remains focused on permitting and financing Loma Larga with the goal of commencing development in 2021. In addition, INV Metals announced that the Ecuadorian Constitutional Court upheld the rights of mining concession holders, solidifying any lawful rights that were previously potentially in jeopardy.

3.3.6 North America - Monster Lake, Nelligan and Yorbeau, Québec, Canada

Monster Lake Joint Venture

As at December 31, 2020, the Company reported (on a 100 per cent basis) inferred mineral resources of 1.1 million tonnes grading 12.1 g/t Au for 433,300 contained ounces, assuming an underground mining scenario.

During the fourth quarter 2020, the Company acquired TomaGold's remaining 25 per cent interest in the Monster Lake Project. Total consideration was C$8.5 million which included a C$500,000 cash payment and the issuance of 1,464,377 common IAMGOLD shares. The Company currently holds an undivided 100 per cent interest in the project.

Throughout 2020, the Company completed approximately 3,000 metres of DD focused on testing the Annie Shear Zone in an effort to extend the mineralization intersected during 2019 and reported assay results which included the following highlights: 3.8 metres grading 16.9 g/t Au, 2.82 metres grading 5.63 g/t Au, and 12.3 metres grading 2.09 g/t Au.

The 2021 exploration program will focus on identifying and evaluating new targets on a project-scale including the completion of a regional till sampling and geological mapping program.  Approximately 3,400 metres of DD is also planned to continue evaluating the resource potential of the Annie Shear Zone, located along the +4 km long structural corridor hosting the Megane 325 resource.

Nelligan Joint Venture

The Nelligan Gold project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with the Company holding an option to earn an additional 5 per cent interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Québec.

As at December 31, 2020, the Company reported (on a 100 per cent basis) inferred mineral resources of 97.0 million tonnes grading 1.0 g/t Au for 3.2 million contained ounces.

Throughout 2020, the Company completed approximately 7,600 metres of DD focused on infill and step-out drilling at the Renard Zone to evaluate resource extensions at depth and along strike. Assay results from the 2020 drilling program were reported throughout the year, with highlights including: 25.1 metres grading 1.87 g/t Au, 27.0 metres grading 2.86 g/t Au, 39.1 metres grading 2.14 g/t Au, and 34.5 metres grading 1.85 g/t Au, 17.3 metres grading 7.62 g/t Au and 42.0 metres grading 1.15 g/t Au.

In 2021, the results of a metallurgical sampling and testing program are expected which will provide additional information to continue to refine process flow sheet parameters, help improve the Company's understanding of potential gold recovery, and establish grinding and milling characteristics of the mineralization.  The exploration program will continue focus on resource expansion with approximately 10,000 metres of DD planned to support the completion of an updated resource estimate expected in H2 2021. Exploration activities will also continue to identify and evaluate new targets outside the current resource footprint elsewhere on the property.

Rouyn - Yorbeau Joint Venture

The Company holds a purchase option with Yorbeau Resources Inc. ("Yorbeau") for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Québec. Under the terms of the purchase agreement, the Company can acquire a 100 per cent interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101, after which the Company, at its election, can purchase a 100 per cent interest in the Project, subject to a 2 per cent net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During 2020, the Company completed approximately 16,400 metres of DD designed to infill and test lateral extensions of the Lac Gamble zone as well as to test select high-priority targets near the historic Astoria deposit, located approximately 1 kilometre to the east of Lac Gamble zone. Assay results from Lac Gamble reported throughout the year included:  9.8 metres grading 10.4 g/t Au, 9.8 metres grading 27.8 g/t Au (including 4.4 metres grading 58.4 g/t Au), 4.1 metres grading 10.4 g/t Au, and 7.4 metres grading 8.3 g/t Au.

In 2021, a 14,000 metre DD program is planned to further delineate the Lac Gamble and Astoria zones, to support a future maiden resource estimation. The program will also initiate the evaluation of the resource potential of other selected targets including in the Cinderella and Augmitto areas.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this section was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth.  Mr. MacDougall is a "qualified person" as defined by NI 43-101.

3.4 Outlook

The Company intends to continue the search for new exploration opportunities and pursue the discovery of new deposits in 2021. The approved spending for capitalized and expensed exploration and development studies for 2021 is $56 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2021
Corporate exploration projects-brownfield(1)	13	10	23
Corporate exploration projects-greenfield	-	33	33
Total	13	43	56

(1) Exploration projects - brownfield includes planned near-mine exploration and resource development of $13 million.

The Company finances exploration expenditures from internal cash resources which, on occasion, may be supplemented by flow-through equity raises for selected exploration projects in Canada.

4. Mineral Reserves and Mineral Resources

The following tables set out the Company's estimate of its Mineral Reserves and Mineral Resources as of December 31, 2020 with respect to the gold operations specified in the second table below. Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), a "qualified person" for the purposes of NI 43-101, is responsible for the review and approval of all Mineral Resource estimates contained herein, as at December 31, 2020 and Philippe Chabot, Eng. (Director, Mining, IAMGOLD Corporation), a "qualified person" for the purposes of NI 43-101, is responsible for the review and approval of all Mineral Reserve estimates contained herein, as at December 31, 2020. Mineral Reserves and/or Mineral Resources at the Rosebel, Essakane and Westwood mines and at the Côté Gold Project and the Boto Gold Project have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council as required by NI 43-101. Except as otherwise indicated below, reported Mineral Reserves were estimated using a long-term gold price assumption of $1,200 per ounce in 2020 and Mineral Resources were estimated using a long-term gold price assumption of $1,500 per ounce. The Company is required by NI 43-101 to disclose its Mineral Reserves and Mineral Resources using the subcategories of Proven Mineral Reserves, Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources.  Unlike Proven Mineral Reserves and Probable Mineral Reserves, Mineral Resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Mineral Resources as at December 31, 2020(1)(2)(3)(4)

Attributable Contained Ounces of Gold
(000)
Total Proven Mineral Reserves and Probable Mineral Reserves	13,937
Total Measured Mineral Resources and Indicated Mineral Resources (Inclusive of Mineral Reserves)	23,910
Total Inferred Mineral Resources	11,268

Notes:

(1) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  Inferred Mineral Resources are in addition to Measured Mineral Resources and Indicated Mineral Resources.  Details of Measured Mineral Resources and Indicated Mineral Resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on SEDAR at www.sedar.com.  Inferred Mineral Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically.  It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to a higher mineral category with continued exploration. Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and Mineral Resource estimates included in this AIF, was prepared in accordance with NI 43-101, which differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this AIF is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.  See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".  Rounding differences may occur.

(2) Measured Mineral Resources and Indicated Mineral Resources are inclusive of Proven Mineral Reserves and Probable Mineral Reserves.

(3) Mineral Resources and Mineral Reserves for each property are reported separately in the table below.

(4) Mineral Resource/Mineral Reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

MINERAL RESERVES AND MINERAL RESOURCES OF GOLD OPERATIONS

AS OF DECEMBER 31, 2020(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)(13)

Measured Mineral Resources and Indicated Mineral Resources are inclusive of Proven Mineral Reserves and Probable Mineral Reserves

	MINERAL RESERVES AND MINERAL RESOURCES
GOLD OPERATIONS	Tonnes (000s)	Grade (g/t Au)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel, Suriname(3)				(95%)
Proven Mineral Reserves	25,355	0.6	504	479
Probable Mineral Reserves	88,439	1.0	2,852	2,709
Subtotal Rosebel	113,794	0.9	3,356	3,188
Saramacca, Suriname(4)				(66.5%)
Proven Mineral Reserves	627	0.5	11	7
Probable Mineral Reserves	23,217	1.9	1,430	951
Subtotal Saramacca	23,844	1.9	1,441	958
Subtotal Rosebel (Consolidated)	137,638	1.1	4,797	4,146
Rosebel, Suriname(3)				(95%)
Measured Mineral Resources	30,979	0.6	626	594
Indicated Mineral Resources	242,789	0.9	7,278	6,914
Inferred Mineral Resources	62,889	0.9	1,766	1,678
Saramacca, Suriname(4)				(66.5%)
Measured Mineral Resource	627	0.5	11	7
Indicated Mineral Resources	25,108	2.1	1,664	1,106
Inferred Mineral Resources	11,079	0.7	259	172
Essakane, Burkina Faso(5)				(90%)
Proven Mineral Reserves	30,083	0.5	473	426
Probable Mineral Reserves	83,071	1.1	2,876	2,589
Subtotal	113,153	0.9	3,349	3,014
Measured Mineral Resources	30,023	0.5	473	426
Indicated Mineral Resources	110,433	1.1	3,781	3,403
Inferred Mineral Resources	10,262	1.1	352	317
Westwood, Canada(6)				(100%)
Proven Mineral Reserves	426	8.0	109	109
Probable Mineral Reserves	3,527	4.6	517	517
Subtotal	3,953	4.9	626	626
Measured Mineral Resources	907	13.2	384	384
Indicated Mineral Resources	6,299	6.1	1,240	1,240
Inferred Mineral Resources	7,071	8.0	1,809	1,809
Gossey, Burkina Faso(12)				(90%)
Indicated Mineral Resources	10,454	0.9	291	262
Inferred Mineral Resources	2,939	0.9	85	77
Côté Gold, Canada(7)				(64.75%)
Proven Mineral Reserves	139,253	1.0	4,640	3,004

Probable Mineral Reserves	93,747	0.9	2,644	1,712
Subtotal	233,000	1.0	7,284	4,716
Measured Mineral Resources	152,100	1.0	4,720	3,056
Indicated Mineral Resources	213,400	0.8	5,480	3,548
Inferred Mineral Resources	189,600	0.6	3,820	2,473
Boto Gold, Senegal(8)				(90%)
Probable Mineral Reserves	29,040	1.7	1,593	1,434
Subtotal	29,040	1.7	1,593	1,434
Indicated Mineral Resources	40,567	1.6	2,033	1,830
Inferred Mineral Resources	8,196	1.8	469	422
Diakha-Siribaya, Mali(9)				(90%)
Indicated Mineral Resources	18,031	1.3	744	669
Inferred Mineral Resources	23,179	1.6	1,176	1,058
Monster Lake, Canada(10)				(100%)
Inferred Mineral Resources	1,110	12.1	433	433
Nelligan, Canada(13)				(75%)
Inferred Mineral Resources	96,990	1.0	3,194	2,396
Pitangui, Brazil(11)				(100%)
Indicated Mineral Resources	3,330	4.4	470	470
Inferred Mineral Resources	3,559	3.8	433	433
TOTAL
Proven Mineral Reserves & Probable Mineral Reserves	516,785	1.1	17,650	13,937
Measured Mineral Resources & Indicated Mineral Resources	885,047	1.0	29,194	23,910
Inferred Mineral Resources	416,874	1.0	13,796	11,268

Notes:

(1) In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(2) Disclosure regarding the Company's mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this AIF, was prepared in accordance with NI 43-101, which differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this AIF is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".

(3) Rosebel Mineral Reserves have been estimated as of December 31, 2020 using a $1200/oz gold price and Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(4) Saramacca Mineral Reserves have been estimated as of December 31, 2020 using a $1200/oz gold price and the Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and gold price and have been estimated in accordance with NI 43-101.

(5) Essakane Mineral Reserves have been estimated as of December 31, 2020 using $1200/oz gold price and Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(6) Westwood Mineral Reserves have been estimated as of December 31, 2020 using a $1200/oz gold price and Mineral Resources have been estimated as of December 31, 2020 using a $1500 g/t Au cut-off over a minimum width of 2.4 metres and have been estimated in accordance with NI 43-101. The Grand Duc Mineral Resources and Reserves estimates are included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Reserves have been estimated using a 0.42 g/t Au cut-off grade and Grand Duc Mineral Resources have been estimated using a 0.39 g/t Au cut-off grade and a $1500/oz pit shell gold price.

(7) Côté Gold Mineral Reserves have been estimated as of December 31, 2020 using a $1200/oz gold price and the Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(8) Boto Gold Mineral Reserves has been estimated as of December 31, 2020 using $1200/oz gold price and Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(9) Diakha-Siribaya Mineral Resources have been estimated as of December 31, 2020 using $1500/oz gold price and have been estimated in accordance with NI 43-101.

(10)Monster Lake Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(11) Pitangui Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(12) Gossey Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(13) Nelligan Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

The Company's Mineral Reserve estimate is comprised of in-place material, i.e., contained ounces of gold and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating Proven Mineral Reserves and Probable Mineral Reserves, including many factors beyond the Company's control. The estimation of Mineral Reserves is a subjective process, and the accuracy of any Mineral Reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

Gold Technical Information and Qualified Person/Quality Control

The individual responsible for the review and approval of all Mineral Resource estimates for IAMGOLD is Lisa Ragsdale, Director, Mining Geology, IAMGOLD Corporation.  The individual responsible for the review and approval of all Mineral Reserve estimates for IAMGOLD is Philippe Chabot, Director, Mining, IAMGOLD Corporation.  Ms. Ragsdale and Mr. Chabot are considered "qualified persons" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information in this section 4 has been included with the consent and prior review of Ms. Ragsdale and Mr. Chabot, as applicable. The qualified persons have verified the data disclosed and data underlying the information or opinions contained in this section.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the Mineral Reserves and Mineral Resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including sampling, analytical and test data underlying the information contained in this section. Quality control falls under the responsibility of Ms. Ragsdale and Mr. Chabot.

In estimating Mineral Reserves, cut-off grades are established using the Company's long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual Mineral Reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces Mineral Reserves. In order to renew Mineral Reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company's attributable share of Mineral Reserves for gold operations as of December 31, 2020 was 13.9 million ounces. A sensitivity analysis on the price of gold used to estimate the Mineral Resources would affect attributable ounces as follows: a $100 increase in the gold price would increase the Company's attributable share of ounces by around +5 per cent and a $100 decrease in the gold price would decrease the Company's attributable share of ounces by around -8 per cent.  As of December 31, 2020, all open pit Mineral Resources are confined within pit shells.

5. Other Aspects of the Business

5.1 Marketing of Production

All gold produced by IAMGOLD is in the form of doré bars, which is then refined into gold bullion. The doré and bullion may be sold mainly to financial institutions and/or the gold refineries in North America and Europe at prevailing market spot prices.

Revenues from sales of gold are received mostly in U.S. dollars. A significant portion of operating and other expenses are incurred in non-U.S. currencies, including Canadian dollars and euros. The value of the Canadian dollar and other currencies relative to the U.S. dollar has a direct impact on the Company's profit margin.

The following table illustrates fluctuations in the exchange rates for U.S. dollars expressed in Canadian dollars for the last five calendar years and is based on rates as reported on Bloomberg.

	Year Ended December 31, 2020
$/C$	2020	2019	2018	2017	2016
High	1.4668	1.3631	1.3665	1.3793	1.4690
Low	1.2688	1.2990	1.2251	1.2062	1.2461
Average	1.3409	1.3268	1.2961	1.2982	1.3246
End of Period	1.2725	1.2963	1.3644	1.2520	1.3426

The following table illustrates fluctuations in the exchange rate for euros expressed in U.S. dollars for the last five calendar years and is based on rates as reported on Bloomberg.

	Year Ended December 31, 2020
Euro/$	2020	2019	2018	2017	2016
High	1.2310	1.1543	1.2555	1.2092	1.1616
Low	1.0636	1.0899	1.1216	1.0341	1.0352
Average	1.1419	1.1194	1.1809	1.1300	1.1070
End of Period	1.2216	1.1227	1.1456	1.2005	1.0554

5.2 Environment and Permitting

The Company's challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, the Company will continue to seek a thorough understanding of the potential interactions between mining activities and the environment. The Company will seek ways to protect or enhance the environment while maximizing sustainable development opportunities.

In 2013, the Company initiated a coordinated final environmental assessment/environmental impact study for the Côté Gold Project in accordance with the requirements of both the Province of Ontario and the Government of Canada. In April 2016, the Federal Ministry of the Environment and Climate Change released an environmental assessment decision that concluded that the Côté Gold Project would not cause significant environmental effects. The Provincial Ministry of the Environment and Climate Change released a similar decision on January 25, 2017. With both environmental assessment approvals in place, the Côté Gold Project could proceed to the permitting phase. As a result of changes to the mine plan released in an NI 43-101 PFS in June 2017 and further optimized in an NI 43-101 FS released in November 2018, the Company proceeded with additional baseline studies, on the Côté Gold property, needed to infill physical, biological and human environment characterizations. This additional baseline data, together with design information from the PFS and FS mine plans were used to prepare an EER. The EER was submitted in the third quarter 2018 to the CEAA and to the MOECC as per conditions of the EA ministerial decisions. In the fourth quarter of 2018 both levels of government indicated that they accepted the EER conclusion that the revised mine plan would have less potential for environmental effects and as such no new EA processes were deemed necessary. In parallel, a number of provincial and federal environmental approvals processes were commenced in 2018 as required to construct and operate the project. In December 2018, the Mine Closure Plan, a key approval required to be in place prior to the commencement of construction received provincial approval. Additional permitting requirements are not anticipated to pose a material challenge to the project development.

The Company launched the Boto Gold Project ESIA in June of 2015. Following the ESIA terms of reference approval by the Senegalese Government, environmental and social baseline studies were conducted and completed in 2016. Following completion of the baseline studies, the Company prepared and submitted a preliminary version of the ESIA study. As a result of a decision to further optimize the mine design, the ESIA process was put on hold and re-commenced in the third quarter 2017. An amended ESIA was submitted to the government during the third quarter of 2018 and received approval in November 2018. On January 13, 2020, the Company received the exploitation permit for the Boto Gold Project from the Senegalese Government.

In 2017, the Company initiated the Saramacca Project and submitted an ESIA Terms of Reference for approval by the Surinamese government. Throughout the second half of 2017 and continuing into 2018, the Company's environmental and social baselines studies documented existing site conditions and were considered in both the design of the mine and mitigation measures required to avoid or reduce potential environmental effects. A draft ESIA was submitted to the Surinamese government for review. Following comments from the government, the Company completed some additional baseline studies and submitted a final ESIA documentation in the fourth quarter 2018. The Company received formal approval of the ESIA from the Surinamese environmental regulatory agency on January 17, 2019.

With respect to the Company's operating mines, the environmental measures taken by the Company should not impact its competitive position, as the majority of responsible miners are subject to similar environmental standards. The medium and long-term financial impact of these standards is attributable to the costs of minimizing environmental effects of operations and the implementation of mine closure activities. The Company annually reviews its provision for environmental obligations and no material adverse effect on earnings is expected in the future. The Company believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued by the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities where regulated. Site closure costs are charged against a provision accumulated during the production phase. These obligations are estimated as at December 31, 2020 as follows:

Undiscounted Amounts (in millions of $)
Rosebel mine	$102.0
Saramacca mine	$2.5
Essakane mine	$88.8
Doyon mine(1)	$141.1
Other Canadian sites(2)	$20.7
Total	$355.1
Yatela mine(3)	$11.2
Total	$366.3

Notes:

(1)   The Doyon mine closed in 2009.

(2)  Other Canadian sites include the Mouska mine which closed during 2014, the Westwood mine and other properties including Grand Duc, Chester, Solbec (closed) and Y. Vezina (closed).

(3) This number represents the Company's 40 per cent share of the undiscounted amount. The Company suspended mining activities at the Yatela mine effective September 2013.

5.3 Community Relations

Community support for mining operations is viewed as a key ingredient for a successful mining venture.  As part of its strategy, the Company plays an active role in the communities in which it operates. The Company has established community relations programs to interact with stakeholders with respect to its activities and their impact on the local communities. In Canada, consultations with indigenous people is a critical component of the permitting of the Company's operations. At the Côté Gold Project, First Nation consultations are on-going with the Mattagami and the Flying Post First Nations pursuant to the terms of the Impact Benefit Agreement signed on April 30, 2019.  Discussions with the Métis Nation of Ontario on a potential project agreement are well advanced.  At Westwood, the Company is actively engaged with the Abitibiwinni First Nation with respect to the Westwood mine and potential regional development projects such as Fayolle.

The positive economic impacts of mining operations are often more noticeable in emerging countries.  Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects.

In February 2015, Global Affairs Canada, announced the approval of the "Water & Sustainable Economic Growth in the Sahel" project proposed by the Company and Cowater International (now Cowater Sogema) to deliver improved access to potable water, improve sanitation practices and support local business development in Burkina Faso. The project was originally a C$14 million initiative primarily funded by the Government of Canada. One Drop was subsequently added to that partnership bringing the combined contribution of IAMGOLD and One Drop to C$4.75 million. The construction of the water treatment plan was completed in 2019. IAMGOLD and Cowater Sogema have submitted a proposal to Global Affairs Canada with respect to the financing of phase 2. Discussions with respect to that proposal are on-going.

From 2017 to 2019, the Essakane mine established a land development plan which includes community development projects with national and local governments, economic development projects with local small businesses and health and educational projects with local non-governmental organizations. The target had been to budget one per cent of revenues from operations each year to fund this plan.

On January 10, 2020, the Essakane mine signed a contribution agreement with the Government of Burkina Faso which commits the mine to contribute one per cent of revenues annually towards a centrally-run community development fund (the "Burkina Community Fund").  Representatives of the Company will sit on the advisory committee, together with communities of interest in and around the Essakane mine, which will have the authority to select and approve projects to be funded from the Burkina Community Fund for the benefit of the communities of interest in and around the Essakane mine.  Notwithstanding this new agreement, the Company will also continue spending on community relations activities beyond the commitment level established in the contribution agreement.

In the fourth quarter of 2019, Rosebel Gold Mines N.V. established the Rosebel Foundation for the purposes of enhancing investments in community development initiatives in and around the Rosebel mine.  IAMGOLD provided an initial grant of US$2.5 million to establish the Foundation and has further committed to make annual contributions in an equal amount to 0.25 per cent of Rosebel's gross annual turnover.

5.4 Project Development and Construction

The Company has in place a project development department to support new projects and existing operations on specific technical issues, major capital projects and expansions. The goal consists of ensuring the development of site projects with standard project management practices in terms of costs and scheduling, and to effectively manage investments in mining assets. Major brownfield and greenfield projects are developed from studies to full construction from this group in partnership with external engineering firms and internally with support of Operations Services expert resources.

The objective of the engineering and construction division is to form and manage teams of professionals and technicians specialized in engineering and planning and implementing and supervising construction activities of mine facilities and infrastructure.

5.5 Operations Services

The objective of the Operations Services division is to provide technical assistance to mines operated by thye Company on specific operating practices and standards and to conduct technical studies and support strategic development.

The goal consists of optimizing performance of each division's activities with a view to achieving greater effectiveness in terms of costs and asset endowment, and to effectively manage investments in mining assets.

5.6 Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

5.7 Competition

5.7.1 Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, the Company competes with several Canadian and foreign companies that may have substantially greater financial and other resources.  Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

5.8 Sale of Production

The Company's revenues are generated predominately from the sale of attributable gold and silver production. The gold price is subject to fluctuations resulting from factors beyond the Company's control.  These factors include general price inflation, changes in Central Bank policies, changes in investment trends, geo-political events and changes in gold supply and demand on the public and private markets.  The gold market is characterized by significant above-ground Mineral Reserves which can dramatically affect the price should a portion of these Mineral Reserves be brought to market. The Company believes these factors, along with the impact of the COVID-19 pandemic, contributed to the volatility in the price of gold throughout 2020. The Company sells its production into the open market with various counterparties acting as buyers, including financial institutions, metals trading businesses and refineries.

5.9 Employees

As at December 31, 2020, the Company employed approximately 5,222 individuals including employees, expats, interns, students, part-time and contingent workers.

Dividends

The following table outlines the dividends declared per Common Share for the three most recently completed financial years:

	December 2020	December 2019	December 2018
Dividend payment per Common Share	$0.00	$0.00	$0.00

The Company maintains a dividend policy with the timing, payment and amount of dividends paid by the Company to shareholders to be determined by the board of directors of the Company from time to time based upon, among other things, current and forecasted cash flow, results of operations and the financial condition of the Company, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of the Company may consider relevant.  In December 2013, the Company suspended dividend payments until further notice to conserve cash and preserve liquidity.

The 2017 Credit Facility and the 2028 Senior Notes both contain covenants that restrict the ability of the Company to declare or pay dividends if a default under the 2017 Credit Facility or the 2028 Senior Notes, as applicable, has occurred and is continuing or would result from the declaration or payment of a dividend.

Experience in Foreign Jurisdictions

As a result of their extensive operating history, management and the Board have collectively gained considerable experience developing and operating resource projects in each of the jurisdictions it operates in, resulting in a sophisticated understanding of their political, cultural, legal and business environments. Specifically, the Company's directors and executive officers:

  are familiar with the laws and requirements of Suriname, Burkina Faso, Mali, Guinea and Senegal as a result of their experience successfully operating and developing resource projects in each of these jurisdictions;

  are familiar with the role the government of Suriname, Burkina Faso, Mali, and Senegal through their operation and management of longstanding resource projects in Suriname, Burkina Faso, Mali, and, in respect of Senegal, as a result of their ongoing development of the Boto Gold Project, and in respect of Guinea, with ongoing exploration at Karita, and in each case through regular consultation with local senior management, experienced, among other things, in government relations;

  are familiar with local business culture and practices by virtue of regular dialogue with a strong local senior management team in each jurisdiction as well as professional advisors in the local jurisdictions, such as experienced local legal counsel; and

  have familiarity with the banking systems and controls between Canada and Suriname, Burkina Faso, and Mali through regular reporting on local matters by local, experienced senior management in the jurisdictions.

While not all of the directors of the Company visit the Company's foreign operations with consistent frequency, management of the Company has regular, open and direct lines of communication with local senior management in Suriname, Burkina Faso, Mali, and Senegal and keeps the Board regularly appraised of all significant issues that arise in the course of their communications.

The Company employs experienced local senior management in each jurisdiction of its operations that speak both English and the primary language of the jurisdiction. Local management uses the primary language of the jurisdiction to manage the day-to-day operations in the jurisdiction and regularly reports to the senior executives and directors of the Company in English on matters of importance. All material transactions and agreements are negotiated by senior executives and directors of the Company in English as is customary in the mining space. Material agreements are drafted in English and, following settlement after negotiation, translated into the language of the jurisdiction to which they pertain. The only significant documents translated for review by senior executives and directors of the Company are material mineral tenure in the local jurisdictions, or other agreements with governments for which, as is customary, the local language takes precedence. Translations are performed by professionals fluent in the language being translated and English. Local management, generally fluent in the local language and English, would manage any communications issues, if any, between the Company and its operations.  Company-wide communications, policies and procedures are worked on, collaboratively, between head office and the local senior management in the jurisdictions of the Company's operations.

6. Legal Proceedings and Regulatory Actions

Reference is made to note 15 (b) of the Company's audited consolidated financial statements for its financial year ended December 31, 2020 which are available on SEDAR at www.sedar.com and the Company's website at www.iamgold.com.

Item IV Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 475,316,176 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at February 16, 2021.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company.  The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company.  Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V Ratings

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and cost of operations. Specifically, credit ratings impact both the Company's ability to obtain short-term and long-term financing, and the cost of such financings. A negative change in the Company's ratings outlook or any downgrade in the Company's current credit ratings by its rating agencies could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into, or the associated costs of entering into, hedging transactions or other contracts in the ordinary course of business on acceptable terms. The Company believes that its current credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table sets out the ratings of IAMGOLD's corporate credit and the 2028 Senior Notes credit by the rating agencies indicated as at February 16, 2021:

	Standard & Poor's	Moody's Investors Service
Corporate Rating	B+	B1
2020 Senior Unsecured Notes	B+	B2
Trend/Outlook	Stable	Stable

Standard & Poor's Rating Services' ("S&P") credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The ratings from AAA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories.  In addition, S&P may add a rating outlook of "positive", "negative" or "stable" which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). As of September 23, 2020, S&P has assigned IAMGOLD a corporate credit rating of B+ and a credit rating of B+ on the LT Foreign Issuer Credit with a Stable outlook. According to S&P, this rating generally means the relevant issuer currently has the capacity to meet its financial commitments, but that adverse business, financial or economic conditions will likely impair the relevant issuer's capacity or willingness to meet its financial commitments. S&P adds that an issuer or obligation rated 'B+' should be able to withstand a moderate level of stress and still meet its financial obligations. The stable reflects S&P Global Ratings' expectation that the Company will generate an adjusted debt-to-EBITDA ration in the mid-2x area over the next 12 months, and maintain strong liquidity despite a likely increase in growth-related capital expenditures.

Moody's Investors Service ("Moody's") credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody's appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. As of October 28, 2020, Moody's has assigned IAMGOLD a corporate family credit rating of B1 and a credit rating of B2 on the 2028 Senior Notes with a Stable outlook. According to Moody's, this rating generally means that the obligations are considered speculative and are subject to high credit risk. The Company's rating is driven by its low leverage (2x at Q2/20), very good liquidity (SGL-1), with cash in excess of debt and conservative financial policies. However, the rating is constrained by high operating costs, moderate scale, a concentration of production and cash flows and execution risk in developing the Côté Gold Project. The stable outlook reflects a strong liquidity position which provide financial flexibility to fund capital projects.

Credit ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal at any time by the credit rating organization.

Item VI Market for Securities

1. Trading Price and Volume

The Common Shares of the Company are listed on the TSX under the symbol "IMG" and on the NYSE under the symbol "IAG".

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2020.

	High	Low	Close	Volume
	(C$)	(C$)	(C$)
January	4.96	3.67	3.95	27,092,293
February	4.93	3.48	3.82	41,810,933
March	4.20	2.00	3.20	92,768,032
April	5.14	3.19	4.87	50,868,765
May	5.50	4.73	5.14	48,620,192
June	5.41	4.32	5.39	39,032,182
July	7.02	5.28	6.69	45,079,118
August	7.07	5.20	5.61	40,140,634
September	5.83	4.74	5.11	35,253,856
October	5.51	4.69	4.88	24,071,531
November	5.21	4.19	4.39	33,486,780
December	4.96	4.40	4.67	22,434,570

The following table sets forth the market price range, in U.S. dollars, and the trading volume of the Common Shares on the NYSE for each month during the year ended December 31, 2020.

	High	Low	Close	Volume
	($)	($)	($)
January	3.82	2.79	2.96	125,970,414
February	3.71	2.59	2.84	147,835,555
March	3.16	1.44	2.28	212,954,494
April	3.65	2.25	3.51	129,958,709
May	3.95	3.38	3.74	127,079,296
June	3.98	3.18	3.95	92,992,110
July	5.24	3.78	4.98	101,492,965
August	5.35	3.93	4.29	117,383,253
September	4.43	3.53	3.78	96,487,848
October	4.30	3.51	3.67	73,327,436
November	4.00	3.20	3.37	118,371,448
December	3.89	3.43	3.67	85,804,416

2. Prior Sales

The following table summarizes issuances of securities of the Company during the year ended December 31, 2020.

Date of Issue/Grant	Price per security (C$)	Footnote	Number of Securities	Footnote
January 30, 2020	$5.24		1,236,133	(1)
March 5, 2020	$3.26		360,000	(2)
March 5, 2020	$2.83		350,000	(2)
March 17, 2020	$3.68		112,306	(3)
March 27, 2020	$3.30		2,389,352	(4)
March 27, 2020	$3.30		685,000	(5)
May 20, 2020	$4.29		250,000	(2)
May 21, 2020	$4.74		3,055	(2)
May 22, 2020	$2.83		14,000	(2)
May 22, 2020	$4.29		14,000	(2)
June 1, 2020	$3.26		4,400	(2)
June 1, 2020	$2.83		16,000	(2)
June 1, 2020	$4.29		8,000	(2)
June 5, 2020	$3.60		1,851,145	(6)
July 3, 2020	$4.29		250,000	(2)
July 10, 2020	$4.74		90,000	(2)
July 10, 2020	$5.24		340,000	(2)
August 10, 2020	$5.92		16,892	(4)
November 10, 2020	$4.49		1,464,377	(7)
December 11, 2020	$3.26		2,000	(2)
December 16, 2020	$3.26		2,000	(2)
December 21, 2020	$3.26		2,000	(2)
December 31, 2020	$3.26		2,000	(2)

Options to Purchase Common Shares(8)
	$0.00		n/a

Notes:

(1) Common shares issued in satisfaction of awards previously granted under the restricted share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.

(2) Issued upon exercise of previously granted options to purchase Common Shares.  The price per security is the market price at time of grant.

(3) On March 17, 2020, 112,306 Common Shares were awarded under the deferred share units comprising part of the share incentive plan of the Company.  The price per security is the market price at time of grant.

(4) On March 27, 2020, 1,910,900 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Company. On August 10, 2020, 16,892 Common Shares were awarded under the restrictive share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.

(5) On March 27, 2020, 685,000 Common Shares were awarded under the performance share units comprising part of the share incentive plan of the Company.  The price per security is the market price at time of grant.

(6) On June 5, 2020, 1,851,145 Common Shares were issued pursuant to the agreement between IAMGOLD and Monarch Gold Corporation to purchase the Fayolle Asset.  The price per security is the market price at time of transaction.

(7) On November 10, 2020, 1,464,377 Common Shares were issued pursuant to the agreement between IAMGOLD and Tomagold Corporation to purchase the Monster Lake assets.  The price per security is the market price at time of transaction.

(8) During 2020 there were no Common Shares granted under the stock option plan comprising part of the share incentive plan of the Corporation.

Item VII Directors and Officers

1. Directors

As of February 16, 2021, the list of IAMGOLD's directors is as follows:

Name, Province and Country of Residence	Principal Occupation	Director Since
P. GORDON STOTHART Oakville, Ontario, Canada	President and Chief Executive Officer of the Company	2020
DONALD K. CHARTER (3)(5) Etobicoke, Ontario, Canada	Chairman of the Board and Corporate Director	2003
RICHARD J. HALL (2)(4)(5) Silverthorne, Colorado, United States of America	Corporate Director	2012
MAHENDRA NAIK (1)(2) Mississauga, Ontario, Canada	President - FINSEC Services Inc. (Management Services Company) and Corporate Director	1990
TIMOTHY R. SNIDER (3)(4)(5) Tucson, Arizona, United States of America	Corporate Director	2011
SYBIL E. VEENMAN (1)(4) Toronto, Ontario, Canada	Corporate Director	2015
RONALD P. GAGEL (1)(2)(3) Oakville, Ontario, Canada	Corporate Director	2018
ANNE M. TOUTANT (4)(5) Calgary, Alberta, Canada	Corporate Director	2020
DEBORAH STARKMAN (1) Toronto, Ontario, Canada	Chief Financial Officer at Dream Unlimited Corp. and Corporate Director	2020

Notes:

(1) Audit and Finance Committee

(2) Human Resources and Compensation Committee

(3) Nominating and Corporate Governance Committee

(4) Safety, Environment and Reserves Committee

(5) Cote Project Review Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Gagel, who prior to April 2018, was Executive Vice President and Chief Financial Officer of TMAC Resources Inc, and prior to February 2021, was Executive Vice President, Corporate Affairs and Corporate Secretary of TMAC Resources Inc.; Ms. Toutant, who prior to December 2020, held senior executive and leadership positions with Suncor Energy; and Ms. Starkman, who was previously Chief Financial Officer and Corporate Secretary of GMP Capital Inc and currently the Chief Financial Officer at Dream Unlimited Corp. On January 4, 2021, the Company announced that Mr. John Caldwell voluntarily stepped down form the board of directors of the Company and that Mr. Mahendra Naik would not stand for reelection at the following annual meeting of shareholders of the Company.

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2. Executive Officers

The current list of Company executive officers is as follows:

Name, Province and Country of Residence	Principal Occupation	Officer Since
P. GORDON STOTHART Oakville, Ontario, Canada	President and Chief Executive Officer of the Company	2007
CAROL T. BANDUCCI Mississauga, Ontario, Canada	Executive Vice President and Chief Financial Officer of the Company	2007
TIM BRADBURN Mississauga, Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary of the Company	2008
BENJAMIN R. LITTLE Toronto, Ontario, Canada	Senior Vice President, Corporate Affairs, HSS & People of the Company	2011
BRUNO LEMELIN St-Augustin-de-Desmaures, Québec, Canada	Senior Vice President, Operations and Projects of the Company	2020
CRAIG S. MACDOUGALL Oakville, Ontario, Canada	Executive Vice President, Growth of the Company	2012
OUMAR TOGUYENI Orleans, Ontario, Canada	Senior Vice President, International Affairs and Sustainability of the Company	2020

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years. On November 6, 2019, P. Gordon Stothart was appointed to the position of President and Chief Operating Officer. On January 16, 2020, the Company announced that P. Gordon Stothart would succeed Mr. Letwin in the role of President and Chief Executive Officer and will join the board of directors effective March 1, 2020 due to Mr. Letwin's announcement of his intention to retire effective March 1, 2020. On March 15, 2020, Mr. Bruno Lemelin was appointed as Senior Vice President, Operations and Projects of the Company.  Prior to that, Mr. Lemelin was the Regional Vice President, Americas of the Company. On April 6, 2020, Mr. Oumar Toguyeni was appointed as Senior Vice President, International Affairs and Sustainability of the Company.  Prior to that, Mr. Toguyeni was the Regional Vice President, West Africa of the Company.  On August 5, 2020, the Company announced that Carol Banducci, Executive Vice President and Chief Financial Officer will retire effective March 31, 2021. On September 1, 2020, Mr. Tim Bradburn was appointed as Senior Vice President, General Counsel and Corporate Secretary of the Company.  Prior to that, Mr. Bradburn was the Vice President, Legal and Corporate Secretary. On November 6, 2020, Mr. Craig MacDougall was appointed as Executive Vice President, Growth of the Company. Prior to that, Mr. MacDougall was the Senior Vice President, Exploration of the Company.

3. Shareholdings of Directors and Officers

As at February 16, 2021, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2,068,061 million Common Shares or 0.44 per cent of all the issued and outstanding Common Shares of IAMGOLD.

4. Corporate Cease Trade Orders or Bankruptcies

Orders and Corporate Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years before the date of this AIF, a director, chief executive officer or chief financial officer of a company (including the Company) that, while such individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, or (b) was subject to a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued, after that person ceased to be a director, chief executive officer or chief financial officer, which resulted from an event that occurred while such person was acting in such capacity.

To the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities of the Company to materially affect control of the Company is, or has been in the last ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while acting in such capacity, or within a year of ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management's knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of management's knowledge, there are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VIII Audit and Finance Committee

1. Composition and Relevant Education and Experience of Members

The directors of the Company have an audit and finance Committee (the "Audit and Finance Committee") which consists of Messrs. Ronald P. Gagel (Chair), Mahendra Naik, Deborah Starkman and Sybil E. Veenman. The directors of the Company have determined that all members of the Audit and Finance Committee are "independent" and "financially literate" for the purposes of applicable laws. The directors of the Company have also determined that each of Ronald G. Gagel, Mahendra Naik and Deborah Starkman is an "Audit Committee Financial Expert" for the purposes of applicable laws. The designation of a member of the Audit and Finance Committee as an "Audit Committee Financial Expert" does not make him or her an "expert" for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

The following is a brief summary of the education and experience of each member of the Audit and Finance Committee that is relevant to the performance of his responsibilities as a member of the Audit and Finance Committee.

The text of the Audit and Finance Committee's Mandate is attached hereto as Schedule A.

Name	Relevant Education and Experience

Ronald P. Gagel

Mr. Gagel is a Fellow of the Chartered Professional Accountants of Ontario and has more than 40 years of professional experience, the last 32 of which have been in the mining sector. Mr. Gagel has been a director of IAMGOLD since August 2018 and has been a director of other public companies including Dalradian Resources Inc. (now part of Orion Mine Finance), Adriana Resources Inc. (now part of Sprott Resource Holding Inc.), HudBay Minerals Inc., Central Sun Mining Inc. (now part of B2Gold Corp.), Stonegate Agricom Ltd. (now part of Itafos) and FNX Mining Company Inc. (now part of KGHM International Ltd.) Mr. Gagel was most recently Executive Vice President, Corporate Affairs and Corporate Secretary of TMAC Resources Inc. until the acquisition of TMAC by Agnico Eagle Mines Limited in February 2021 and, from 2013 to April 2018 had been Executive Vice President and Chief Financial Officer and co-founder of TMAC. Previously, Mr. Gagel had joined FNX in 2005 as Vice President and Chief Financial Officer and became Senior Vice President and Chief Financial Officer in 2006, a position he held until the merger of FNX with Quadra Mining Ltd. in May 2010. Previously, he had joined Aur Resources Inc. (now part of Teck Resources Limited) in 1988, holding roles of increasing responsibility including Vice President and Chief Financial Officer from 1999 to December 2004. Mr. Gagel retired as a director of the Prospectors and Developers Association of Canada in 2015 after serving on its Board for 18 years. He is the 2013 recipient of the PDAC's Distinguished Service Award for his contribution to the mineral industry in the field of finance and for his contributions to the PDAC. Mr. Gagel was Chairman of a CPA Canada-PDAC IFRS committee that produces Viewpoints on IFRS accounting issues for the mining industry from its inception in 2011 to the end of 2018. Mr. Gagel received his CA designation in 1981 with Coopers & Lybrand (now PricewaterhouseCoopers), became an FCPA, FCA in 2019 and holds a Bachelor of Commerce, (Hons.) Business Administration from the University of Windsor and a Bachelor of Science, (Hons.) Zoology from the University of Western Ontario.

Mahendra Naik

Mr. Naik has been involved with IAMGOLD since its inception in 1990. As Chief Financial Officer from 1990 to 1999, Mr. Naik led the joint venture with AngloGold and led project debt financings in excess of U.S. $350 million for both Sadiola and Yatela mines. In addition, Mr. Naik led equity financings in excess of U.S. $150 million including IAMGOLD's initial public offering in 1996. Mr. Naik was also instrumental in acquiring both Boto and Bambadji properties in Senegal.  From 2000 to date, as a director, Mr. Naik has been a member of the audit and compensation committees. Mr. Naik is the Chairman of the board, and audit and compensation committees of Fortune Minerals Limited, a TSX listed company. Since 2003, Mr. Naik has been a director of Goldmoney Inc., a TSX listed precious metals financial services company and is Chairman of the audit and compensation committees. Mr. Naik was also formerly a director and Chairman of the audit committee for M2Cobalt Corporation. Mr. Naik is involved in a number of non-profit organizations including the Indus Entrepreneurs and Trillium Hospital Foundation.Mr. Naik is a Chartered Professional Accountant and practised for nine years with a major accounting firm. He holds a Bachelor of Commerce degree from the University of Toronto.

Name	Relevant Education and Experience

Deborah Starkman

Ms. Deborah Starkman currently serves as the Chief Financial Officer of Dream Unlimited Corp. Ms. Starkman was previously the Chief Financial Officer and Corporate Secretary of GMP Capital Inc. (GMP), a Canadian independent financial services firm where she oversaw finance, operations, investor relations, human resources and IT functions at the firm, including all aspects of regulatory and external financial reporting, performance measurement, risk management, liquidity and capital management and tax reporting. Prior to her appointment in 2012 as CFO, Ms. Starkman was Managing Director, Finance, Head of Regulatory Reporting and Risk Management at GMP. Prior to joining GMP, she was Managing Director, Product Finance at the brokerage arm of a major Canadian bank.  Over the course of her career Ms. Starkman has served on several charitable as well as industry related boards and committees including the Centennial Infant and Child Care Centre, the Investment Industry Association of Canada, Toronto Financial International and the Financial and Operational Executive Committee of the Investment Industry Regulatory Organization of Canada. Ms. Starkman has a BA in Political Science from the University of Western Ontario, and a BComm from the University of Windsor. Ms. Starkman is a Chartered Professional Accountant, holds a Chartered Financial Analyst designation and has received the ICD.D certification from the Institute of Corporate Directors.

Sybil E. Veenman

Ms. Veenman is a senior executive with over 25 years of mining industry experience both as a public company director and as a senior executive.  Ms. Veenman currently serves as a director of IAMGOLD Corporation, Royal Gold Inc., NexGen Energy Ltd., and Major Drilling Group International Inc. Previously, Ms. Veenman was Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation, where she was responsible for overall management of legal affairs, extensively engaged in that company's significant M&A and financing transactions and involved in a wide range of operational, regulatory, political and social aspects of the mining business. Ms. Veenman holds a law degree from of the University of Toronto and has obtained the ICD.D designation from the Institute of Corporate Directors.

2. Audit and Finance Committee Mandate

The Audit and Finance Committee will assist the Board of Directors (the "Board") of the Company in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements.  To the extent considered appropriate by Audit and Finance Committee or as required by applicable legal or regulatory requirements, the Audit and Finance Committee will review the integrity of the financial reporting process of the Company, the integrity of the Company's financial statements, the system of internal controls and management of the financial risks of the Company, the performance of the Company's internal audit function, the external auditor's qualifications, independence and performance, the financial policies and the nature and structure of major strategic financial commitments.  In fulfilling its responsibilities, the Audit and Finance Committee maintains an effective working relationship with the Directors, management, internal audit and the external auditor. The Mandate of the Audit and Finance Committee is attached hereto in Schedule A.

3. Pre-Approval Policies and Procedures

The Audit and Finance Committee has adopted a pre-approval policy. Under this policy, subject to certain conditions, audit services, specified audit-related services, certain permitted non-audit services and tax-related non-audit services may be presented to the Audit and Finance Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, the Chief Financial Officer of the Company is required to update the Audit and Finance Committee in respect of the actual amount of fees in comparison to the pre-approved estimate.  Following the annual pre-approval, on an interim basis, the Chief Financial Officer of the Company is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits.  Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit and Finance Committee (or if within a specified dollar threshold, the Audit and Finance Committee chairman). None of the audit-related services or other services described below were approved by the Audit and Finance Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 or Regulation S-X.

4. External Auditor Service Fees

Audit Fees

The aggregate fees incurred by the Company's external auditor in each of the last two financial years for audit services were $1,808,000 in 2020 and $1,648,000 in 2019. The 2020 Audit fees include the Offering Memorandum and the renewal of the Base Shelf Prospectus costs, as well as, out of pocket costs such as reimbursement costs, technology and support charges or administrative charges incurred in connection with providing the professional services.

Audit-Related Fees

The aggregate fees incurred in each of the last two financial years for assurance and related services by the Company's external auditor that are not included in the above paragraph were $120,000 in 2020 and $148,000 in 2019. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Company (if applicable).

Tax Fees

The aggregate fees incurred in each of the last two financial years for professional tax services rendered by the Company's external auditor were $12,000 in 2020 and $3,000 in 2019. The professional tax services related to tax compliance services.

All Other Fees

The aggregate fees incurred in each of the last two financial years for other services rendered by the Company's external auditor were $83,000 in 2020 and $75,000 in 2019. During 2020, the other fees represent the Conflict Fee Gold Assurance report and the Responsible Gold Mining Principles Assurance report.

Chart for the above fee disclosure

The aggregate fees incurred by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2020	2019
Audit Fees	1,808,000	1,648,000
Audit-Related Fees	120,000	148,000
Tax Fees	12,000	3,000
Other	83,000	75,000
Total	2,023,000	1,874,000

Item IX Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2021 fiscal year to the date hereof, none of the directors or executive officers of the Company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the outstanding voting securities of the Company or associates or affiliates of any such person has, to the best of the Company's knowledge, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company and its subsidiaries.

Item X Transfer Agent and Registrar

The Company's transfer agent and registrar is:

Computershare Trust Company of Canada
100 University Ave.
8th Floor, North Tower
Toronto, Ontario  M5J 2Y1
Canada

Item XI Material Contracts

The summaries of the following material contracts are summaries only and are qualified in their entirety by the material contracts, copies of which can be found on the Company's SEDAR profile at www.sedar.com.

2016 Credit Facility

The Company entered into a $250 million unsecured revolving credit facility on February 1, 2016 with a revised syndicate of financial institutions (collectively, the "Lenders") led by National Bank of Canada and Deutsche Bank.

The 2016 Credit Facility provides for a revolving bank credit facility of up to $250 million or Canadian dollar equivalents. The amount includes $100 million in committed credit as well as up to $150 million in uncommitted capital. The purpose of the 2016 Credit Facility is to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2016 Credit Facility matured and all indebtedness thereunder was due and payable on February 1, 2020.

Committed capital of the Credit Facility was increased by $70 million via the "accordion" feature. At the end of 2016, commitments totalled $170 million. As of February 7, 2017, the Credit Facility was further increased by $80 million via the "accordion" feature bringing total commitments to $250 million and Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada were added to the banking syndicate.

Payment and performance of the Company's obligations under the 2016 Credit Facility are secured by certain forms of real property of the Company as well as guarantees by certain of the subsidiaries of the Company (collectively with the Company, the "Obligors"). The 2016 Credit Facility includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions; dispositions of material assets; mergers and acquisitions; covenants to maintain a total net debt ratio of not greater than 3.5:1, a tangible net worth of not less than the aggregate of $1.75 billion plus 50 per cent of the Company's consolidated net income for the fiscal quarter ending December 31, 2015 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2016; interest expense coverage of greater than 2.5 times; and a minimum liquidity amount of $100 million (including 50 per cent of the market value of the Company's bullion holdings).  Advances under the 2016 Credit Facility are available in U.S. dollars and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Lenders are each paid a standby fee on the undrawn portion of the 2016 Credit Facility, which fee also depends on certain financial ratios of the Company. The 2016 Credit Facility also includes typical events of default, including any change of control of the Company.

2017 Credit Facility

The Company amended and restated the 2016 Credit Facility on December 14, 2017 with the existing bank syndicate. The amendments included, amongst other changes, extending the maturity, adding a $100 million "accordion" feature, improved pricing, the elimination of the minimum liquidity of $100 million financial covenant, and the ability to establish a separate, $100 million bi-lateral letters of credit facility.

The 2017 Credit Facility provides for a revolving bank credit facility of up to $250 million or Canadian dollar equivalents and the ability to increase committed credit by up to $100 million. The purpose of the 2017 Credit Facility is to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2017 Credit Facility matures and all indebtedness thereunder is due and payable on March 31, 2022.

Payment and performance of the Company's obligations under the 2017 Credit Facility are secured by certain forms of real property of the Company as well as guarantees by certain of the subsidiaries of the Company (collectively with the Company, the "Obligors"). The 2017 Credit Facility includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions; dispositions of material assets; mergers and acquisitions; covenants to maintain a total net debt ratio of not greater than 3.5:1, a tangible net worth of not less than the aggregate of $1.75 billion plus 50 per cent of the Company's consolidated net income for the fiscal quarter ending December 31, 2015 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2016; and interest expense coverage of greater than 2.5 times. Advances under the 2017 Credit Facility are available in U.S. dollars and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Lenders are each paid a standby fee on the undrawn portion of the 2017 Credit Facility, which fee also depends on certain financial ratios of the Company. The 2017 Credit Facility also includes typical events of default, including any change of control of the Company.

On November 15, 2018, the Company amended the 2017 Credit Facility by way of a first amending agreement between the Company and the Lenders. The amending agreement increased the amount of credit under the 2017 Credit Facility to an amount equal to $500 million, extended the maturity date to January 31, 2023, maintained the $100 million "accordion" feature, increased lease financing capacity to $250 million, provide for a gold pre-pay arrangement for no more than 225,000 ounces of gold, eliminated the tangible net worth financial covenant, and revised certain covenants of the Company and its subsidiaries. There can be no certainty that the 2017 Credit Facility, as amended, will be renewed on terms favourable to the Company or for an amount of up to $500 million.

On February 25, 2020, the Company amended the 2017 Credit Facility by way of a second amending agreement, which extended the maturity date applicable to the commitments of all lenders, other than Morgan Stanley Senior Funding, Inc. ("Morgan Stanley"). The maturity date was extended to January 31, 2024 (the maturity date of the commitment of Morgan Stanley was not extended and therefore remains January 31, 2023).

On September 4, 2020, the Company amended the 2017 Credit Facility by way of a third amending agreement. The amending agreement modified terms and conditions that related to the Company's 2028 Senior Notes.

The Company subsequently amended the 2017 Credit Facility by way of a fourth amending agreement between the Company, a syndicate of lenders and National Bank of Canada as agent of the syndicate of lenders on September 30, 2020. The amending agreement included the addition of The Bank of Nova Scotia to the syndicate and an increase in the commitment amounts to $472 million.

The Company subsequently amended the 2017 Credit Facility by way of a fifth amending agreement between the Company, a syndicate of lenders and National Bank of Canada as agent of the syndicate of lenders on February 12, 2021. The amending agreement included the extension of $490 million in commitments to a maturity date to January 31, 2025. As of February 16, 2021, approximately $1.7 million was drawn under the 2017 Credit Facility in the form of issued letters of credit.

2028 Senior Notes

On September 23, 2020, the Company completed its private offering of $450 million aggregate principal amount of 5.75 per cent Senior Notes due 2028 (the "2028 Senior Notes"). The 2028 Senior Notes were issued pursuant to an indenture dated September 23, 2020 among the Company, Computershare Trust Company, N.A., and certain corporate guarantors. The 2028 Senior Notes are denominated in U.S. dollars, mature and become due and payable October 15, 2028, and bear interest at the rate of 5.75 per cent per annum.

The Company used the proceeds of the 2028 Senior Notes for the purchase and redemption of the 2017 Senior Notes. It intends to use the remainder of the net proceeds for general corporate purposes.

At any time prior to October 15, 2023, the Company may redeem the 2028 Senior Notes, in whole or in part, at a price equal to 100 per cent of the principal amount of the 2028 Senior Notes plus a "make-whole" premium, plus accrued and unpaid interest. After October 15, 2023, the Company may redeem the 2028 Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the 2028 Senior Notes) and accrued and unpaid interest on the 2028 Senior Notes up to the redemption date. The redemption price for the 2028 Senior Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 - 104.313%; 2024 - 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.

The following are the contractual maturities related to the 2028 Senior Notes, including estimated interest payments and excluding the impact of netting agreements.

	Payments due by period
Notes balance as at	Carrying amount(1)	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2020	$450.0	$658.7	$27.5	$51.8	$51.8	$527.6

Note:

(1) The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $7.2 million as at December 31, 2020 (December 31, 2019 - $nil). The carrying amount of the long-term debt also excludes the embedded derivative.

Forward Gold Sale Arrangement

On January 15, 2019, the Company entered into a forward gold sale arrangement with financial institutions whereby the Company will receive a prepayment of US $170 million in exchange for delivering 150,000 ounces of gold in 2022. A floor price of US $1,300 per ounce and a cap price of US $1,500 per ounce were set. This arrangement was supported by a syndicate of banks including Citibank N.A. and National Bank of Canada. Terms are:

  Funding of US $170 million is provided to the Company in December 2019 in exchange for physical delivery of 150,000 ounces of gold over the period of January 2022 to December 2022;

  Delivery can be made from the production of gold from any of the Company's operating mines;

  The cost of the arrangement before fees is 5.38 per cent per annum, which is based on the date the prepayment is made, the quantity of ounces settled and timing of delivery; and

  The collar on the arrangement, at the time of delivery of ounces, results in the following:

    If the prevailing gold price is equal to or less than $1,300 per ounce, there is no incremental payment to the Company;

    If the prevailing gold price is greater than US $1,300 per ounce but less than US $1,500 per ounce, the Company is paid the difference between the prevailing gold price and $1,300;

    If the prevailing gold price is greater than US $1,500 per ounce, the Company is paid the difference between $1,300 and $1,500, or $200 per ounce.

On December 2, 2019, the Company received a payment of approximately US $170 million associated with the forward gold sale arrangement.

Investment Agreement with Sumitomo Metal Mining Co., Ltd.

On June 5, 2017, the Company entered into a definitive agreement (the "Investment Agreement") with SMM, pursuant to which the Company and SMM formed a joint venture and SMM acquired a 30 per cent undivided participating interest in the Company's ownership interest in the Côté Gold Project for an aggregate $195 million, of which $100 million was paid upon closing and the remaining $95 million to be paid on the earliest of: (i) 18 months following closing; (ii) the date of public filing of a feasibility study with respect to the Côté Gold Project; and (iii) the date of closing of any sale by SMM Cote of its participating interest in the Côté Gold Project, as permitted by the Joint Venture Agreement that was entered into between the Company and SMM Cote upon closing of the transaction. The remaining $95 million was paid to the Company by SMM on November 26, 2018. The Joint Venture Agreement sets out the operational governance framework as between the parties and contains certain conditions to the Company's ability to transfer its interest in the Côté Gold Project.

Pursuant to the Investment Agreement, the Company will be the operator of the Côté Gold Project during development and once in operation, provided that should SMM Cote obtain a greater than 50 per cent participating interest in the project, it will have the option to become the operator. Each party will be responsible for funding its proportionate share of expenditures, including initial and sustaining capital expenditures for the Côté Gold Project. The Investment Agreement contains terms, conditions, representations, warranties, and indemnities customary for transactions of this nature.

There are no other contracts, other than those disclosed in this AIF or those entered into in the ordinary course of the Company's business, that are material to the Company and which were entered into in the most recently completed financial year of the Company or before the most recently completed financial year but are still in effect as of February 16, 2021.

Item XII Interests of Experts

The following persons and companies have prepared, certified or authored a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2020.

The 'qualified persons' whose names are set forth herein, are: Lisa Ragsdale, Reagan McIsaac, Knight Piésold Ltd., Lycopodium Minerals Canada Ltd., Vincent Blanchet, Philippe Chabot, Stephane Rivard, Denis Isabel, Travis J. Manning, François J. Sawadogo, R. Breese Burnley, Craig MacDougall, Luc-Bernard Denoncourt, Marie-France Bugnon, Alan Smith, G Mining Services Inc., Réjean Sirois, Wood Canada Limited, Antonio Peralta Romero, Peter Oshust, Dustin Small, Paul O'Hara, Raymond Turenne, Adam Coulson, Karen Besemann, Bing Wang, Debbie Dyck, Paul Baluch, Michel Payeur, Raphael Dutaut, Adam Doucette, SRK Consulting (Canada) Inc., Dominic Chartier, Oy Leuangthong, James Purchase, Niel Morrison, Manochehr Oliazadeh, Tudorel Ciuculescu, Mauril Gauthier, Donald Trudel, Cécile Charles, Nathalie Landry, Martine Deshaies, Patrick Ferland, Steve Pelletier, and SLR Consulting (Canada) Ltd. (formerly Roscoe Postle Associates Inc.).

Donald Trudel, the Corporation's former Geologist at the Westwood mine, reviewed and approved scientific and technical information in the Westwood Report. The scientific and technical information previously reviewed and approved by Donald Trudel, to the extend included or incorporated in this AIF, has been reviewed and approved by Abderrazak Ladidi, who is a "qualified person" as defined in NI 43-101.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. Lisa Ragsdale, Philippe Chabot, Stephane Rivard, Denis Isabel, François J. Sawadogo, Craig MacDougall, Luc-Bernard Denoncourt, Marie-France Bugnon, Alan Smith, Michel Payeur, Mauril Gauthier, Cécile Charles, Nathalie Landry, Martine Deshaies, Patrick Ferland, Abderrazak Ladidi and Steve Pelletier are employees of the Company.

KPMG LLP are the Company's external auditors and have reported to the shareholders on the Company's consolidated financial statements for the year ended December 31, 2020 in their report dated February 17, 2021. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Item XIII Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company's website at www.iamgold.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, will be contained in the Company's Management Information Circular for its most recent annual meeting of securityholders that involved the election of directors.  Additional information is also provided in the Company's audited consolidated financial statements and management's discussion and analysis for its most recently completed financial year ended December 31, 2020.

SCHEDULE A

AUDIT AND FINANCE COMMITTEE MANDATE
IAMGOLD CORPORATION

1. Overall Purpose and Objectives

The Audit and Finance Committee will assist the Board of Directors (the "Board") of IAMGOLD Corporation (the "Corporation") in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements.  To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will review the integrity of the financial reporting process of the Corporation, the integrity of the Corporation's financial statements, the system of internal controls and management of the financial risks of the Corporation, the performance of the Corporation's internal audit function, the external auditor's qualifications, independence and performance, the financial policies and the nature and structure of major strategic financial commitments.  In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management, internal audit and the external auditor. In addition to the powers and responsibilities expressly delegated by the Board to the Committee in this Mandate, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Corporation's bylaws.  The powers and responsibilities delegated by the Board to the Committee in this Mandate or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee's sole discretion.  While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board.  To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee's responsibilities are limited to review and oversight.  Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements as well as the Corporation's financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures.  The independent auditor is responsible for performing an audit of the Corporation's annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in Canada ("GAAP") and reviewing the Corporation's quarterly financial statements.  It is not the responsibility of the Committee to plan or conduct audits or to determine that the Corporation's financial statements and disclosure are complete and accurate and in accordance with GAAP and applicable laws, rules and regulations.  Each member of the Committee shall be entitled to rely on the integrity of those persons within the Corporation and of the professionals and experts (including the Corporation's internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Corporation's independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2. Authority

(a) The Committee shall have the authority to:

(i) engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

(ii) set compensation and authorize payment for any advisors employed by the Committee;

(iii) communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv) seek any information considered appropriate by the Committee from any employee of the Corporation.

(b) The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3. Membership and Organization

(a) The Audit and Finance Committee will be composed of at least three members of the Board.  The members of the Audit and Finance Committee shall be appointed by the Board to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms.  Every member of the Audit and Finance Committee must be a Director who is independent and financially literate and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert". In this Mandate, the terms "independent", "financially literate" and "financial expert" have the meaning ascribed to such terms by applicable laws, including currently the requirements of Multilateral Instrument 52-110 (the rules adopted by the United States Securities and Exchange Commission) and the Corporate Governance Rules of the New York Stock Exchange ("NYSE Rules"), which are reproduced in Appendix A attached hereto.  The chair of the Audit and Finance Committee will be appointed by the Audit and Finance Committee from time to time on the recommendation of the corporate governance committee and must have such accounting or related financial management expertise as the Board may determine in their business judgment.

No Audit and Finance Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in Schedule "A" may be revised, updated or replaced from time to time, the Audit and Finance Committee shall ensure that such schedule is up-dated accordingly when required.

(b) The chair of the Audit and Finance Committee will be appointed by the Audit and Finance Committee from time to time on the recommendation of the nominating and corporate governance committee.

(c) The Audit and Finance Committee shall meet at times necessary to perform duties described above in a timely manner but not less than four times per year.

(d) The secretary of the Audit and Finance Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(e) The Audit and Finance Committee may invite such persons to meetings of the Committee as the Audit and Finance Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Mandate or applicable laws.

(f) The Audit and Finance Committee may invite the external auditor of the Corporation to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(g) The Audit and Finance Committee will meet as considered appropriate or desirable by the Audit and Finance Committee.  Any member of the Audit and Finance Committee may call or the external auditor of the Corporation may request a meeting of the Audit and Finance Committee at any time upon 48 hours prior written notice.

(h) All decisions of the Audit and Finance Committee shall be by simple majority and the chair of the Audit and Finance Committee shall not have a deciding or casting vote.

(i) Minutes shall be kept in respect of the proceedings of all meetings of the Audit and Finance Committee.

(j) Except as may be delegated by the Audit and Finance Committee to any one or more members of the Audit and Finance Committee, no business shall be transacted by the Audit and Finance Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(k) The Audit and Finance Committee may transact its business by a resolution in writing signed by all the members of the Audit and Finance Committee in lieu of a meeting of the Committee.

4. Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Audit and Finance Committee shall, in respect of the:

(a) Financial Reporting of the Corporation

(i) review the quarterly and annual financial statements of the Corporation, management's discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(ii) consider the fairness of the quarterly interim and annual financial statements and financial disclosure of the Corporation and review with management of the Corporation and the external auditor whether,

− actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

− generally accepted accounting principles, currently international financial reporting standards adopted by the Corporation, have been consistently applied;

− there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

− there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(iii) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(iv) review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(v) review the selection of, and changes in the accounting policies of the Corporation;

(vi) review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(vii) review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

(viii) discuss the Corporation's earnings news releases, as well as financial information and earnings guidance provided to analysts and rating agencies, if applicable;

(ix) meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

(x) meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Audit and Finance Committee, the external auditor of the Corporation or the internal auditor of the Corporation, respectively, believes should be discussed privately;

(b) Internal Controls of the Corporation

(i) approve the appointment of the internal auditor, review the performance of the internal auditor and, based on such performance, review the proposed compensation of the internal auditor;

(ii) review the planning and implementation of work of the internal auditor pursuant to the internal audit mandate, which mandate shall be approved by the Audit and Finance Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

(iii) review the areas of greatest financial, and reporting and disclosure risks to the Corporation and whether management of the Corporation is managing these risks effectively;

(iv) review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

(v) review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

(vi) establish procedures for,

− the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

− the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c) Enterprise Risk Management

The Audit and Finance Committee shall oversee the Corporation's enterprise risk management systems and processes, including the identification, analysis and mitigation of material risks and the internal auditor's validation of the existence and efficiency of risk mitigation and control plans and processes, and risks without limiting the generality of the risks to which the Corporation's enterprise shall pertain, the Audit and Finance Committee shall, specifically, oversee the Corporation's financial and information technology (including cybersecurity) risk exposures. The Audit and Finance Committee shall discuss with management the actions management has undertaken to mitigate, monitor and control such exposures, all of which are management's responsibility.

(d) External Auditor of the Corporation

(i) recommend to the Board,

− the external auditor to be nominated for the purpose of preparing or issuing an auditor's report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

− the remuneration to be paid to the external auditor of the Corporation;

(ii) review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(iii) review the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(iv) consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(v) pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with applicable laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Audit and Finance Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Audit and Finance Committee are informed of each such non-audit service;

(vi) review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation; and

(vii) review with the external auditor of the Corporation any audit problems or difficulties and management's response to such problems or difficulties;

(e) Financial Matters

The Audit and Finance Committee shall review and, where appropriate, make recommendations to the Board regarding:

(i) policies relating to the Corporation's cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

(ii) financing plans, including capital market and off-balance sheet transactions, including, without limitation, equity, debt and sale-leasebacks that may have a material impact on the Corporation's financial position; and

(iii) other transactions or financial issues that management wishes to be reviewed by the Audit and Finance Committee.

(f) Other Matters

(i) The Audit and Finance Committee shall review and approve all related party transactions;

(ii) The Audit and Finance Committee shall receive and review periodic reports from management relating to disclosure and compliance with laws and regulations;

(iii) The Audit and Finance Committee shall review human resource and succession planning for accounting, finance and internal audit staff;

(iv) The Audit and Finance Committee shall perform an annual self-evaluation of its performance including fulfilling its responsibilities as set out in this mandate;

(v) The Audit and Finance Committee shall review and assess annually this mandate and recommend any proposed changes to the Board for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board.

5. Communication with the Board

(a) The Audit and Finance Committee shall produce and provide the Board with a summary of all actions taken at each Audit and Finance Committee meeting or by written resolution.

(b) The Audit and Finance Committee shall produce and provide the Board with all reports or other information required to be prepared under applicable laws.

Appendix A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit and Finance Committee shall be considered "independent", in accordance with Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Corporation, which could reasonably interfere with the exercise of the member's independent judgment.  The following persons are considered to have a material relationship with the Corporation and, as such, cannot be a member of the Audit and Finance Committee:

a. an individual who is, or has been within the last three years, an employee or executive officer of the Corporation;

b. an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c. an individual who:

i. is a partner of a firm that is the Corporation's internal or external auditor;

ii. is an employee of that firm; or

iii. was within the last three years a partner or employee of that firm and personally worked on the Corporation's audit within that time;

d. an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i. is a partner of a firm that is the Corporation's internal or external auditor;

ii. is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

iii. was within the last three years a partner or employee of that firm and personally worked on the Corporation's audit within that time;

e. an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Corporation's current executive officers serves or served at the same time on the entity's compensation committee; and

f. an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Corporation if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

g. has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

h. is an affiliated entity of the Corporation or any of its subsidiary entities, is deemed to have a material relationship with the Corporation, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

i. an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

j. an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

Independence Requirement of NYSE Rules

A director shall be considered "independent" in accordance with NYSE Rules if that director has no material relationship with the Corporation that may interfere with the exercise of his/her independence from management and the Corporation.

In addition:

a. A director who is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationships.

b. A director who receives, or whose immediate family member receives, more than $120,000 during any twelve-month period in direct compensation from the Corporation, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 during any twelve-month period in such compensation.

c. A director is not independent if: (a) the director is a current partner or employee of a firm that is the Corporation's internal or external auditor; (b) the director has an immediate family member who is a current partner of such a firm; (c) the director has an immediate family member who is a current employee of such a firm and personally works on the Corporation's audit; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Corporation's audit within that time.

d. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Corporation's present executives serve on that corporation's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

e. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a corporation that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or two per cent of such other corporation's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

A member of the Audit and Finance Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment corporation may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

a. Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

b. Be an affiliated person of the issuer or any subsidiary thereof. An "affiliated person" means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.

Financial Literacy Under Multilateral Instrument 52-110

"Financially literate", in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

a. an understanding of generally accepted accounting principles and financial statements;

b. the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c. experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

d. an understanding of internal controls and procedures for financial reporting; and

e. an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

a. education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

b. experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c. experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d. other relevant experience.